GROW ICONIC RESTAURANT BRANDS GLOBALLY













Yum! Brands 2025 Annual Report

FINANCIAL HIGHLIGHTS

(In millions, except for per share amounts)

Year-end	2025	2024	% B/(W) change
Company sales	$2,945	$2,552	15
Franchise and property revenues	3,473	3,295	5
Franchise contributions for advertising and other services	1,796	1,702	6
Total revenues	$8,214	$7,549	9
Operating Profit	$2,574	$2,403	7
Net Income	$1,559	$1,486	5
Reported Diluted Earnings Per Common Share	$5.55	$5.22	6
Special Items Diluted Earnings Per Common Share[a]	(0.50)	(0.26)	NM
Diluted Earnings Per Common Share before Special Items[a]	$6.05	$5.48	10
Net Cash Provided by Operating Activities	$2,010	$1,689	19

(a) See our 2025 Form 10-K for further discussion of Special Items.

ABOUT THE PAPER USED FOR THIS REPORT



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GROW ICONIC RESTAURANT BRANDS GLOBALLY



Chris Turner
Chief Executive Officer
Yum! Brands, Inc.

Dear fellow stakeholders:

At Yum! Brands, our mission is to grow iconic restaurant brands globally. We do that by creating the most **Loved**, most **Trusted** and most **Connected** Brands through our **Recipe for Good Growth**. As the world's largest restaurant company, we lead a diversified global system of approximately 1,500 franchisees who operate the majority of our over 63,000 restaurants across 155 countries and territories. Every day, our iconic brands serve millions of consumers with craveable food and memorable experiences. Together with our franchisees, we are proud to offer meaningful careers and invest in opportunities that support our team members and the communities where we operate.

Our **Recipe for Good Growth** reflects the belief that lasting growth and brand relevance come from being responsible and responsive to the evolving needs of our employees, franchisees and stakeholders. Our **Unrivaled Culture & Talent** gives us the competitive edge needed to grow our business. This strong foundation positions Yum! to deliver sustainable performance, accelerate same-store sales growth, and expand our global footprint with discipline and confidence.

Highlights from 2025: This year, we continued to deliver meaningful growth and innovation across our global system, reflecting the strength of our portfolio and the consistency of our execution. We opened more than 4,500 new restaurants around the world. That's equivalent to a new store opening every two hours for the fifth consecutive year, demonstrating the durability of our brands and the power of our franchise-led model. Digital remained a powerful growth engine, with systemwide digital sales nearing $40 billion for the year, reflecting a 20% increase year over year and strong performance across all channels.

We also marked an important milestone with the launch of Byte by Yum! at the beginning of the year – a comprehensive suite of proprietary Software-as-a-Service and AI-driven products designed to enhance the consumer experience, streamline restaurant operations, and empower our teams. By bringing our technology systems together into a single, end-to-end platform supported by a unified global team, we are positioned to scale Byte by Yum! across our system. Today, more than 38,000 restaurants are using at least one Byte by Yum! product, representing a 50% increase year over year and reinforcing the growing impact of our digital and technology capabilities.

To bring these accomplishments to life, let me share specific highlights across our Loved, Trusted, and Connected strategic drivers:

LOVED

KFC delivered another standout year of growth and brand momentum. The brand achieved record-breaking unit development with nearly 3,000 new restaurant openings during the year, including the opening of its 30,000th international restaurant – a significant milestone that underscores KFC's global scale and appeal. During the year, the brand leaned into relevant limited-time offerings and disruptive value platforms across key markets, including the U.K., where these strategies helped drive strong sales growth for the year. Looking ahead, KFC continues to build on this momentum by accelerating innovation, expanding loyalty, and unlocking more sales layers to drive sustainable growth and deepen consumer connection.

Taco Bell is truly a Category of One for Everyone and is inspiring and enabling the world to Live Más. Taco Bell delivered exceptional same-store sales growth of 7% for the year, reflecting strong consumer demand and disciplined execution. Continued innovation, including the successful expansion of chicken offerings, supported market share gains and reinforced the brand's relevance with consumers. Building on this momentum, Taco Bell remains on a clear path toward its 2030 ambitions, including reaching $3 million in average unit volumes in the U.S. and expanding to 3,000 international restaurant locations.

Pizza Hut is focused on connecting people through the joy of pizza, delivering a craveable, reliable and fun experience every time. Pizza Hut delivered a year of steady progress, with sales strength across key international markets, including the Middle East, Latin America, and Asia. This progress reflects the brand's continued focus on relevance, innovation, and execution across diverse consumer markets.

Drawing inspiration from the vibrant spirit of Southern California, **Habit Burger & Grill** is dedicated to delivering fresh, high-quality food and warm hospitality at affordable prices with its made-to-order chargrilled burgers cooked over an open flame and handcrafted sandwiches. For the second consecutive year, Habit Burger & Grill was recognized as the No. 1 Best Burger for its Double Char Burger and No. 1 Best Side for its Tempura Green Beans, and this year the brand also earned the distinction of being named the No. 1 Best Fast Casual Restaurant by USA TODAY's 10 Best Readers' Choice Awards. These recognitions highlight Habit's commitment to quality, craveability, and delivering standout experiences for consumers.

TRUSTED

We remain committed to fostering trust with our customers, communities, and partners through social responsibility, risk management, and sustainable stewardship. These priorities are at the center of how we are building a resilient business. Those efforts were recognized by The Conference Board, which presented Yum! with its Corporate Responsibility Award in 2025. The award celebrates organizations that have embedded responsible business practices into their core strategies, driving business efficiencies and creating long-term value.

By focusing on people, we and our franchisees are creating tens of thousands of jobs worldwide each year and have created skill-building and training programs for those who need it most. In 2025, our corporate-supported programs resulted in expanded access to education, skills, and employment for more than 400,000 people across 17 countries. In times of need, we stood alongside our communities and supported our team members impacted by over 20 disasters around the world. In addition, through both financial contributions and hands-on volunteerism, we generously supported nearly 500 charitable organizations, reinforcing our belief in giving back to the communities where we live and work.

Our commitment to serving food that people trust means we carefully select our ingredients and partner with suppliers to promote responsible sourcing. We continued to make progress in advancing our nutrition commitments by simplifying ingredients across our menu items. In addition, we're making progress with approximately one-third of core menu offerings now including lower-calorie options, consistent with our ongoing focus on providing choice and transparency for consumers.

When it comes to the planet, we are thoughtful about the way we build, operate, and power our restaurants around the world and are always working to reduce the environmental impact of our supply chain. We continue to reduce emissions across our corporate and franchisee restaurants through energy efficiency and renewable energy adoption. Flagship restaurants, like our LEED Gold-certified Pizza Hut in Vietnam and a first-of-its-kind, all-electric Taco Bell in California that's integrating geothermal and solar energy, demonstrate how sustainable design can drive operational and cost efficiencies. We also continue working to reduce overall usage and improve the recoverability of our packaging suite through a combination of operating procedures and design principles. For example, Pizza Hut introduced a new wing bowl in the U.S. with recyclable packaging and increased recycled content. These actions reflect our broader commitment to climate leadership and our focus on reducing our environmental footprint across our global system.

CONNECTED

We are advancing our ability to serve every consumer, everywhere, at any time. Byte by Yum! continued to scale and deliver impact across brands and markets. The Byte Digital Ordering Bundle processed more than 370 million digital transactions during the year, representing over 60% year-over-year growth driven by both broader geographic expansion and deeper adoption within existing markets. At KFC, digital sales increased more than 20% year over year, supported by kiosks now available in more than one third of global restaurants. Taco Bell further strengthened its digital and loyalty capabilities, with U.S. loyalty membership growing more than 20% year over year and the launch of the Live Más Club in the U.K., laying the foundation for deeper consumer engagement and expanded e-commerce integration. At Pizza Hut, Byte Coach is now used in over 80% of restaurants outside of China to analyze consumer sentiment, performance data, and overall guest readiness, helping teams tailor store visits and operations to what matters most in each restaurant. Habit Burger & Grill also continued to build digital momentum, with digital mix reaching approximately 50% for the year with growth across multiple digital channels.

In closing, we remain committed to growing iconic restaurant brands that are the most loved, most trusted and most connected in the world. In my first letter to you as shareholders, I'm humbled by the privilege and energized by the responsibility of leading Yum! and building on our momentum through sustainable, long-term growth. As we look to the future, we will be focused on **Raising the B.A.R.** - a clear set of priorities that will guide how we drive growth and value creation:

> **B**attle for the Future Consumer by staying relentlessly focused on their needs and wants

> **A**ccelerate Restaurant Unit Economics for our franchisees and maximize performance of every restaurant, serving as a catalyst for new unit development and keeping our franchise system healthy

> **R**each the full potential of Byte by Yum! by effectively operating, innovating and expanding our connected platform built by restaurant operators for restaurant operators to unlock its full potential for our franchise partners and our business

Together, these priorities and our Unrivaled Culture & Talent position Yum! to deliver durable performance and create long-term shareholder value. Thank you to our shareholders, franchisees, consumers, and the entire Yum! family for your continued trust, partnership, and belief in what we are building together.

Chris Turner, Yum! CEO

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YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

April 3, 2026

Dear Fellow Shareholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2026 Annual Meeting of Shareholders of YUM! Brands, Inc. The Annual Meeting will be held Thursday, May 14, 2026, at 9:00 a.m., central time, via live webcast at www.virtualshareholdermeeting.com/YUM2026.

Once again, we encourage you to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, lowers the costs of delivery and helps reduce environmental impact.

Your vote is important. We encourage you to vote promptly whether or not you plan to attend the meeting. You may vote your shares over the internet or via a toll-free telephone number. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the three methods of voting prior to the meeting are contained on the Notice of Internet Availability of Proxy Materials or proxy card.

Whether or not you plan to attend the meeting, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,



Chris Turner
Chief Executive Officer



Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on May 14, 2026—the proxy statement and the Annual Report on Form 10-K are available at *https://investors.yum.com/financial-information/annual-reports/.*

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YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

Notice of Annual Meeting of Shareholders

Thursday, May 14, 2026 9:00 a.m. (CDT)

Virtual Meeting via live webcast at www.virtualshareholdermeeting.com/YUM2026

Items of Business:

1

To elect eleven (11) directors to serve until the 2027 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified.

2

To ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2026.

3

To consider and hold an advisory vote on executive compensation.

4

To consider and vote on one (1) shareholder proposal, if properly presented at the meeting.

5

To transact such other business as may properly come before the meeting.

Who Can Vote?:

You can vote if you were a shareholder of record as of the close of business on March 18, 2026.

Annual Report:

A copy of our 2025 Annual Report on Form 10-K is included with this proxy statement.

Website:

You may also read the Company's Annual Report and proxy statement on our website at *https://investors.yum.com/financial-information/annual-reports/.*

Date of Mailing:

The Notice of Internet Availability of Proxy Materials, the proxy statement and the form of proxy are first being mailed to shareholders on or about April 3, 2026.

By Order of the Board of Directors

Erika Burkhardt
Chief Legal Officer & Corporate Secretary

Your Vote is Important

Under securities exchange rules, brokers cannot vote on your behalf for the election of directors or on executive compensation related matters without your instructions. Whether or not you plan to attend the Annual Meeting, please provide your proxy by following the instructions on your Notice or proxy card. On or about April 3, 2026, we mailed to our shareholders a Notice containing instructions on how to access the proxy statement and our Annual Report and vote online.

If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, you should follow the instructions included in the Notice on how to access and review the proxy statement and Annual Report. The Notice also instructs you on how you may submit your vote by proxy over the internet.

If you received the proxy statement and Annual Report in the mail, please submit your proxy by marking, dating and signing the proxy card included and returning it promptly in the envelope enclosed. If you are able to attend the virtual Annual Meeting and wish to vote your shares personally, you may do so at any time before the proxy is exercised.

Table of Contents

Proxy Statement

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YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On
May 14, 2026

The Board of Directors (the "Board of Directors" or the "Board") of YUM! Brands, Inc., a North Carolina corporation ("YUM" or the "Company"), solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Central Time), on Thursday, May 14, 2026 via live webcast at www.virtualshareholdermeeting.com/YUM2026.

This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from shareholders.

Why am I receiving these materials?

The Board has made these materials available to you over the internet or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the 2026 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held virtually on Thursday, May 14, 2026 at 9:00 a.m. Central Time at the link set forth above. You will need the 16-digit control number provided on the Notice of Internet Availability of Proxy Materials, Voter Instruction Form or your proxy card (see below). This solicitation is for proxies for use at the Annual Meeting or at any reconvened meeting after an adjournment or postponement of the Annual Meeting.

Why did I receive a one-page Notice in the mail regarding internet availability of proxy materials this year instead of a full set of proxy materials?

As permitted by Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our Annual Report available to our shareholders electronically via the internet. On or about April 3, 2026, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained in the Notice.


We encourage you to take advantage of the internet availability of the proxy materials in order to help lower the costs of delivery and reduce the Company's environmental impact.

Who may attend the Annual Meeting?

The Annual Meeting is open to all shareholders of record as of close of business on March 18, 2026, or their duly appointed proxies.

How do I attend the Virtual Annual Meeting?

You can attend the Annual Meeting, vote and submit a question during the Annual Meeting by visiting www.virtualshareholdermeeting.com/YUM2026 and using your 16-digit control number (included on your Notice of Internet Availability of Proxy Materials, proxy card or Voter Instruction Form) to enter the meeting. Online access will begin at 8:45 a.m. Central Time, and we encourage you to access the meeting prior to the start time. The meeting webcast will begin promptly at 9:00 a.m. Central Time on May 14, 2026.

May shareholders ask questions?

Yes. Representatives of the Company will answer questions of general interest submitted by shareholders following the Annual Meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question, and no repetitive or follow-up questions will be permitted. You may submit a question during the Annual Meeting by visiting www.virtualshareholdermeeting.com/YUM2026 and using your 16-digit control number to enter the meeting.

Questions will be answered as time allows.

Who may vote?

You may vote if you owned YUM common stock as of the close of business on the record date, March 18, 2026. Each share of YUM common stock is entitled to one vote. As of March 18, 2026, YUM had 276,173,275 million shares of common stock outstanding.

What am I voting on?

You will be voting on the following four (4) items of business at the Annual Meeting:
- The election of eleven (11) directors to serve until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;
- The ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2026;
- An advisory vote on executive compensation; and
- One (1) shareholder proposal.

We will also consider other business that properly comes before the meeting.

How does the Board of Directors recommend that I vote?

Our Board recommends that you vote your shares:
- **FOR** each of the nominees named in this proxy statement for election to the Board;
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors;
- **FOR** the proposal regarding an advisory vote on executive compensation; and
- **AGAINST** the shareholder proposal.

How do I vote before the Virtual Annual Meeting?

There are three ways to vote before the meeting:

- By internet — we encourage you to vote on *www.proxyvote.com* by following instructions on the Notice or proxy card;
- By telephone — by making a toll-free telephone call from the U.S. or Canada to 1(800) 690-6903 (if you have any questions about how to vote over the phone, call 1(888) 298-6986); or
- By mail — If you received your proxy materials by mail, you can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you are a participant in the direct stock purchase and dividend reinvestment plan (ComputerShare CIP), as a registered shareholder, you will receive all proxy materials and may vote your shares according to the procedures outlined herein.

If you are a participant in the YUM! Brands 401(k) Plan ("401(k) Plan"), the trustee of the 401(k) Plan will only vote the shares for which it has received directions to vote from you.

Proxies submitted through the internet or by telephone as described above must be received by 11:59 p.m., Eastern Time, on May 13, 2026. Proxies submitted by mail must be received prior to the meeting. Directions submitted by 401(k) Plan participants must be received by 12:00 p.m., Eastern Time, on May 12, 2026.

Also, if you hold your shares in the name of a bank or broker, your ability to vote by the internet or telephone depends on their voting processes. Please follow the directions on your Notice carefully. A number of brokerage firms and banks participate in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers internet and telephone voting options. If your shares are held in an account with a brokerage firm or bank participating in the Broadridge program, you may vote those shares at Broadridge's voting website *(www.proxyvote.com)* or *telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank*. Votes submitted online or by telephone through the Broadridge program must be received by 11:59 p.m., Eastern Time, on May 13, 2026.

Can I vote at the Virtual Annual Meeting?

Shares registered directly in your name as the shareholder of record may be voted at the Annual Meeting. Shares held through a broker or nominee may be voted only if you obtain a legal proxy from the broker or nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the virtual Annual Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- Signing another proxy card with a later date and returning it to us prior to the Annual Meeting;
- Voting again online or by telephone prior to 11:59 p.m., Eastern Time, on May 13, 2026;
- Giving written notice to the Corporate Secretary of the Company prior to the Annual Meeting; or
- Voting again at the Annual Meeting.

Your virtual attendance at the Annual Meeting will not have the effect of revoking a proxy unless you notify our Corporate Secretary in writing before the polls close that you wish to revoke a previous proxy.

Who will count the votes?

Representatives of Computershare, Inc. will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board. These recommendations are:

- **FOR** the election of the eleven (11) nominees for director named in this proxy statement (Item 1);
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors for the fiscal year 2026 (Item 2);
- **FOR** the proposal regarding an advisory vote on executive compensation (Item 3); and
- **AGAINST** the shareholder proposal (Item 4).

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare, Inc., which may be reached at 1 (888) 439-4986 and internationally at 1 (781) 575-2879.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The proposal to ratify the selection of KPMG LLP as our independent auditors for fiscal year 2026 is considered a routine matter for which brokerage firms may vote shares for which they have not received voting instructions. The other proposals to be voted on at our Annual Meeting are not considered "routine" under applicable rules. When a proposal is not a routine matter, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How many votes must be present to hold the Virtual Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting or if you properly return a proxy by internet, telephone or mail. In order for us to conduct our Annual Meeting, a majority of the outstanding shares of YUM common stock, as of March 18, 2026, must be present or represented by proxy at the Annual Meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes. Abstentions will be counted as present but not voted. Abstentions and broker non-votes will not affect the outcome of the vote on directors. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles at *https://investors.yum.com/governance/governance-documents/* and under "What other significant Board practices does the Company have? — Majority Voting Policy" beginning at page 19 of this proxy statement.

How many votes are needed to approve the other proposals?

The other proposals must receive the "FOR" vote of a majority of the shares, present in person or represented by proxy, and entitled to vote at the Annual Meeting. For each of these items, you may vote "FOR", "AGAINST" or "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the Annual Meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposals. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals.

When will the Company announce the voting results?

The Company will announce the voting results of the Annual Meeting on a Current Report on Form 8-K filed within four business days of the Annual Meeting.

What if other matters are presented for consideration at the Annual Meeting?

The Company knows of no other matters to be submitted to the shareholders at the Annual Meeting, other than the proposals referred to in this proxy statement. If any other matters properly come before the shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Proxy Statement

GOVERNANCE OF THE COMPANY

The business and affairs of YUM are managed under the direction of the Board of Directors (the "Board"). The Board believes that good corporate governance is essential in achieving long-term business success and in fulfilling the Board's duties to shareholders. The Board believes that its governance practices are strategically aligned with management objectives and the interests of shareholders.

The corporate governance section of the Company's website makes available the Company's corporate governance materials, including the Corporate Governance Principles (the "Governance Principles"), the Company's Articles of Incorporation and Bylaws, the charters for each Board committee, the Company's Global Code of Conduct, the Company's Political Contributions and U.S. Government Advocacy Policy, and information about how to report concerns about the Company. To access these documents on the Company's website, please visit, *https://investors.yum.com/governance/governance-documents/*.

GOVERNANCE HIGHLIGHTS

Corporate Governance	Shareholder Rights	Compensation
▪ 11 Director nominees	▪ Annual election of Directors	▪ Independent Management Planning and Development Committee
▪ 10 Independent nominees	▪ Majority voting for Directors	
▪ Directors with experience, qualification and skills across a wide range of public and private sector companies	▪ Proxy access	▪ Independent compensation consultant
	▪ Structured process for shareholder communication with the Board	▪ Executive compensation is highly performance-based to align with shareholder interests and promote company business strategy
▪ Board access to senior management and independent advisors	▪ Active shareholder engagement program	
▪ Independent non-executive chair	▪ Right to call a special meeting of shareholders	▪ At-risk pay tied to performance
▪ Independent board committees		▪ Strong stock ownership guidelines
▪ Executive sessions of independent directors at every regular board and committee meeting		▪ No employment agreements for executive officers or guaranteed bonuses
▪ Comprehensive risk oversight by board and its committees		▪ Compensation Recovery Policy (Clawback) applies to equity and bonus awards
▪ Annual board and committee self-evaluations		▪ Double trigger vesting upon change in control
▪ All directors attended at least 75% of meetings held		▪ No excise tax gross up
▪ YUM's Global Code of Conduct		
▪ Political Contributions and U.S. Government Advocacy Policy		
▪ Audit committee complaint procedures policy regarding accounting matters		
▪ No hedging or pledging of company stock		

Proxy Statement

What is the composition of the Board of Directors and how often are members elected?

Our Board presently consists of 12 directors whose terms expire at this Annual Meeting, including Ms. Oberg who was newly appointed in April 2026 and will be standing for election to the Board for the first time. Mr. Keith Barr served as a director until his resignation from the Board on February 10, 2026. Mr. Christopher Connor is retiring and will not be standing for re-election at the Annual Meeting.

The average director tenure is 8 years, with our longest- and shortest-tenured directors having served for 19 years (Mr. Thomas Nelson) and for 1 month (Ms. Kathleen Oberg), respectively.

As discussed in more detail later in this section, the Board has determined that 10 of the 11 individuals standing for election are independent under the rules of the New York Stock Exchange ("NYSE"). The director tenure of the 11 individuals standing for election is reflected in the following chart:



DIRECTOR TENURE		
0-5 Years	6-12 Years	12+ Years

How often did the Board meet in 2025?

The Board of Directors met 8 times during 2025. Each of the directors who served in 2025 attended at least 75% of the meetings of the Board and the committees of which he or she was a member and that were held during the period he or she served as a director.

What is the Board's policy regarding director attendance at the Annual Meeting of Shareholders?

The Board's policy is that all directors should attend the Annual Meeting, and all persons then serving as directors attended the 2025 Annual Meeting.

How does the Board select nominees for the Board?

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee's charter provides that it may retain a third-party executive search firm to identify candidates from time to time.

In accordance with the Governance Principles, our Board seeks members from a wide range of professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and are selected based upon contributions they can make to the Board and management. The Committee's assessment of a proposed candidate will include a review of the person's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the Nominating and Governance Committee determines are relevant in light of the needs of the Board of Directors. The Committee believes that its nominees should reflect a diversity of experience, gender, race, ethnicity and age. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees, if any.

In connection with this evaluation, it is expected that each member of the Nominating and Governance Committee will interview the prospective nominee before the prospective nominee is presented to the full Board for consideration. After completing this evaluation and interview process, the Committee will make a recommendation to the full Board as to the

person(s) who should be nominated by the Board, and the Board determines the nominee(s) after considering the recommendation and report of the Committee.

The skills that our directors possess are thoroughly considered to ensure that they align with the Company’s goals and priorities. To best serve YUM and its stakeholders, the Company leverages its Recipe for Good Growth to grow iconic restaurant brands globally. As we work to make the Company's brands the most loved, trusted and connected, we focus on three priorities to Raise the B.A.R.

- **B**attle for the Future Consumer by staying relentlessly focused on their needs and wants.
- **A**ccelerate Restaurant Unit Economics by creating value for our franchisees and maximizing the performance of every restaurant, serving as an ongoing catalyst for new unit development and keeping our franchise system healthy.
- **R**each the full potential of Byte by Yum! by expanding our connected platform built by restaurant operators for restaurant operators to unlock its full potential for our franchise partners and our business.

Raising the B.A.R. is both our rallying cry and our roadmap for driving sustainable growth. It reflects the Company's confidence in the foundation we have built and our ambition to reach higher. Importantly, it is powered by YUM's greatest differentiator: **our Unrivaled Culture and Talent**, as YUM is where the best belong.

The following table indicates how the skills our Board collectively possesses positively impact the Raising the B.A.R. priorities:


B
BATTLE
for the Future Consumer
A
ACCELERATE
Restaurant Unit Economics
R
REACH
the full potential of Byte By Yum!™
TALENT
Where the Best Belong
Marketing/Brand Management
Technology, Digital or Cybersecurity
Global Experience
Finance
Industry/Operations
Talent Development
Leadership Experience

We believe that each of our directors has met the guidelines set forth in the Governance Principles. As noted in the director biographies that follow in this section, our directors have experience, qualifications and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively. In addition to the information provided in the director biographies, our director nominees' qualifications, experiences and skills are summarized in the following matrix. This matrix is intended to provide a summary of our directors' qualifications and should not be considered to be a complete list of each nominee's strengths and contributions to the Board.

Experience/Background	Alves	Biggs	Cornell	Doniz	Domier	Graddick-Weir	Nelson	Oberg	Skala	Turner	Young-Scrivner
Leadership Experience	●	●	●	●	●	●	●	●	●	●	●
Global Experience	●	●	●	●	●	●	●	●	●	●	●
Finance	●	●	●		●	●	●	●	●	●	
Industry/Operations		●	●			●	●	●	●	●	●
Marketing/Brand Management	●		●		●		●	●	●	●	●
Talent Development		●	●	●	●	●	●	●	●	●	●
Technology, Digital or Cybersecurity	●	●	●	●	●		●	●			●

For a shareholder to submit a candidate for consideration by the Nominating and Governance Committee, a shareholder must notify YUM's Corporate Secretary, at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The recommendation must contain the information described on page 81.

Proxy Statement

Director Biographies



Age: 71

Independent

**Favorite Yum!
Brands Food:**



Chicken Chalupas

Paget L. Alves | Director Since 2016

Background

Paget L. Alves is the current Chairman and Chief Executive Officer of Sorenson Communications, LLC, a global language services provider and a leader in communication solutions for Deaf and hard-of-hearing communities. Previously he served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider, from January 2012 to September 2013 after serving as President of that company's Business Markets Group beginning in 2009. Mr. Alves also currently serves on the Board of Synchrony Financial. He previously served as a Director of Assurant, Inc. and International Game Technology PLC.

Specific Qualifications, Experience, Skills and Expertise:

- Operating, finance and management experience, including as Chief Sales Officer of a wireless and wireline communications company
- Global sales experience
- Public company directorship and committee experience

Other Public Companies

- Synchrony Financial

Committees

- Audit, Chair



Age: 57

Independent

**Favorite Yum!
Brands Food:**

Cantina Crispy
Chicken Taco

M. Brett Biggs | Director Since 2023

Background

M. Brett Biggs is the former Executive Vice President and Chief Financial Officer for Walmart having served in that position from 2016 to 2022. Prior to that, Mr. Biggs served as Chief Financial Officer for Walmart International, Walmart U.S. and Sam's Club. He was also previously the Senior Vice President of International Strategy, Mergers and Acquisitions; Senior Vice President of Corporate Finance and Senior Vice President of Operations for Sam's Club. Before joining Walmart in 2000, Mr. Biggs held various mergers and acquisitions and corporate finance positions with Leggett & Platt, Phillips Petroleum Co. and Price Waterhouse. Mr. Biggs currently serves on the Board of Directors of The Procter & Gamble Company and J.B. Hunt Transport Services, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and global management experience, including as Chief Financial Officer
- Expertise in finance, strategic planning, global branding, franchising and corporate leadership
- Public company directorship and committee experience

Other Public Companies

- The Procter & Gamble Company
- J.B. Hunt Transport Services, Inc.

Committees

- Audit
- Nominating and Governance

Brian C. Cornell | Director Since 2015



Age: 67

Independent,
Non-Executive
Chair

**Favorite Yum!
Brands Food:**



Classic Bean Burrito

Background

Brian C. Cornell joined the YUM Board in 2015 and has served as Non-Executive Chair since November 2018. Mr. Cornell previously served as Chief Executive Officer of Target Corporation, a general merchandise retailer, until February 1, 2026, a position he held since August 2014. Mr. Cornell also previously served as the Chief Executive Officer of PepsiCo Americas Foods, a division of PepsiCo, Inc. from March 2012 to July 2014. From April 2009 to January 2012, Mr. Cornell served as the Chief Executive Officer and President of Sam's Club, a division of Wal-Mart Stores, Inc. and as an Executive Vice President of Wal-Mart Stores, Inc. He has been a Director of Target Corporation since 2014. He has previously served as a Director of Home Depot, OfficeMax, Polaris Industries Inc., Centerplate, Inc. and Kirin-Tropicana, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chair and Chief Executive Officer of a merchandise retailer
- Expertise in strategic planning, retail business, branding and corporate leadership
- Public company directorship experience and committee experience

Other Public Companies

- Target Corporation

Committees

- Management Planning and Development
- Nominating and Governance

Tanya L. Domier | Director Since 2018



Age: 60

Independent

**Favorite Yum!
Brands Food:**



Thin Veggie Lovers
Pizza

Background

Tanya L. Domier retired as Chief Executive Officer and Chairperson of Advantage Solutions, Inc., a North American provider of outsourced sales, marketing and business solutions in April 2022. In April 2023 she founded an advisory services company focused on private equity portfolio companies. Prior to serving as Advantage Solutions' CEO, Ms. Domier served as its President and Chief Operating Officer from 2010 to 2013. Ms. Domier joined Advantage Solutions in 1990 from the J.M. Smucker Company and held a number of executive level roles in sales, marketing and promotions. Ms. Domier currently serves on the board of Little Leaf Farms and is a member of the compensation committee. Ms. Domier also previously served as a Director of Nordstrom, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience as Chief Executive Officer
- Expertise in strategic planning, finance, global commerce and corporate leadership
- Public company directorship and committee experience

Other Public Companies

- None

Committees

- Management Planning and Development

Proxy Statement



Age: 56

Independent

Favorite Yum! Brands Food:



Veggie Power Bowl

Susan Doniz | Director Since 2023

Background

Susan Doniz is the current Chief Information and Data Officer of The Walt Disney Company, a position she has held since February 2025. Previously, she served as Chief Information Officer and Senior Vice President of Information Technology & Data Analytics of The Boeing Company, a leading global aerospace company. Before joining Boeing in 2020, Ms. Doniz was the Group CIO of Qantas Airways and, prior to that, she served in digital transformation and IT leadership roles at SAP SE and Aimia, Inc. She also spent 17 years at The Procter & Gamble Company leading IT and analytics programs in support of sales, research and development and the supply chain. Ms. Doniz is an adviser to the Center of Digital Transformation at the University of California, Irvine, Paul Merage School of Business. She was also Vice Chair of the Digital Transformation Advisory Council of the International Air Transport Association, and served on the board of IGM Financial. She is also a board member of multiple nonprofit organizations.

Specific Qualifications, Experience, Skills and Expertise:

- Technology and cybersecurity experience
- Operating and management experience

Other Public Companies

- None

Committees

- Audit



Age: 71

Independent

Favorite Yum! Brands Food:

Hot Wings

Mirian M. Graddick-Weir | Director Since 2012

Background

Mirian M. Graddick-Weir retired as Executive Vice President of Human Resources for Merck & Co., Inc., a pharmaceutical company, in November 2018. She had held that position since 2008. From 2006 until 2008, she was Senior Vice President of Human Resources of Merck & Co., Inc. Prior to this position, she served as Executive Vice President of Human Resources of AT&T Corp. from 2001 to 2006. Ms. Graddick-Weir has served as a director of Booking Holdings, Inc. since June 2018.

Specific Qualifications, Experience, Skills and Expertise:

- Management experience, including as Executive Vice President of human resources for a pharmaceutical company
- Expertise in global human resources, corporate governance and public company compensation
- Public company directorship and committee experience

Other Public Companies

- Booking Holdings, Inc.

Committees

- Management Planning and Development

- Nominating and Governance, Chair



Age: 63

Independent

Favorite Yum! Brands Food:



Pepperoni Lover's Pizza

Thomas C. Nelson | Director Since 2006

Background

Thomas C. Nelson is President and Chief Executive Officer of National Gypsum Company, a building products manufacturer. He has held this position since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum. Mr. Nelson previously worked for Morgan Stanley & Co. and in the United States Defense Department as Assistant to the Secretary and was a White House Fellow. Mr. Nelson previously served as a director of Atrium Health and the Federal Reserve Bank of Richmond.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and management experience, including as President and Chief Executive Officer of a building products manufacturer
- Senior government experience as Assistant to the Secretary of the United States Defense Department and as a White House Fellow
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience

Other Public Companies

- None

Committees

- Management Planning and Development
- Nominating and Governance



Age: 65

Independent

Favorite Yum! Brands Food:



Cheesy Gordita Crunch

Kathleen K. Oberg | Director Since 2026

Background

Kathleen K. Oberg is the former Chief Financial Officer and Executive Vice President, Development of Marriott International, Inc., serving in those roles until March 2026. She served as Chief Financial Officer for Marriott beginning in January 2016 and as Executive Vice President, Development beginning in February 2023. Prior to those roles, Ms. Oberg served in a range of financial leadership positions with Marriott, including Chief Financial Officer for The Ritz-Carlton Hotel Company, Senior Vice President, Corporate and Development Finance and Senior Vice President, International Project Finance and Asset Management for Europe, the Middle East and Africa. Prior to joining Marriott, she held a variety of financial positions at Sodexo (previously Sodexo Marriott Services), Sallie Mae, Goldman Sachs, and Chase Manhattan Bank. She was previously a member of the American Hotel and Lodging Association's IREFAC Council, and she currently serves on the Board of Directors of Adobe, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and global management experience, including as Chief Financial Officer and Executive Vice President, Development
- Expertise in finance, strategic planning, global branding, franchising and corporate leadership
- Public company directorship and committee experience

Other Public Companies

- Adobe, Inc.

Committees

- None

Proxy Statement



Age: 66

Independent

Favorite Yum! Brands Food:



KFC Bucket of Original Recipe

P. Justin Skala | Director Since 2016

Background

P. Justin Skala is the current Chief Executive Officer of ZO Skin Health and was appointed to that role in March 2024. Previously he was the Executive Chairman of Standard Building Solutions from March 2023 to September 2023 and served as the CEO of the BMI Group beginning in September 2019. Prior to those roles, Mr. Skala spent 37 years with the Colgate-Palmolive Company, serving as Executive Vice-President, Chief Growth and Strategy Officer and Chief Operating Officer from 2016 to 2019. He was responsible for the company's Global Sustainability program from 2013 to 2019 in addition to his day to day operating roles. From 2013 to 2016, Mr. Skala was President of Colgate North America, and from 2010 to 2013, he served as President of Colgate Latin America. From 2007 to 2010, Mr. Skala was President of Colgate – Asia.

Specific Qualifications, Experience, Skills and Expertise:

- Global operating and management experience, including as Chief Executive Officer at a large international manufacturer and as President of major divisions of a consumer products company
- Expertise in branding, marketing, finance, sales, strategic planning and international business development

Other Public Companies

- None

Committees

- Nominating and Governance



Age: 51

Favorite Yum! Brands Food:



Santa Barbara Char Burger Side of Green Beans Chocolate Sundae with Whipped Cream and No Nuts

Chris Turner | Director Since 2025

Background

Chris Turner is the current Chief Executive Officer of YUM. He has served in that position since October 2025. Prior to that, he served as Chief Financial Officer beginning in August 2019 and Chief Franchise Officer beginning in November 2024. Before joining YUM, Mr. Turner held senior leadership roles at PepsiCo and Frito-Lay North America. Mr. Turner was also previously a partner at McKinsey & Company. Mr. Turner previously served as a director of Academy Sports and Outdoors, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and global management experience, including as Chief Financial Officer of the Company
- Expertise in finance, strategic planning, global branding, franchising and corporate leadership
- Public company directorship and committee experience

Other Public Companies

- None

Committees

- None

Proxy Statement

Annie Young-Scrivner | Director Since 2020



Age: 57

Independent

Favorite Yum! Brands Food:



KFC Spicy Chicken Sandwich

Background

Annie Young-Scrivner is the co-founder of TwinPoint Collective, a global advisory firm that helps CEOs, boards, and leadership teams translate strategy into measurable results. She previously served as the Chief Executive Officer of Wella Company, the parent of beauty brands, including Clairol and OPI, from December 2020 until January 2025. Ms. Young-Scrivner was also previously the Chief Executive Officer of Godiva Chocolatier, Inc., a manufacturer of Belgian chocolates. Prior to joining Godiva in August 2017, Ms. Young-Scrivner was Executive Vice President, Global Digital & Loyalty Development with Starbucks Corporation from 2015 until her departure in April 2017. At Starbucks, Ms. Young-Scrivner also served as President, Teavana & Executive Vice President of Global Tea from 2014 to 2015, Global Chief Marketing Officer & President of Tazo Tea from 2009 to 2012, and President of Starbucks Canada from 2012 to 2014. Prior to joining Starbucks, Ms. Young-Scrivner held senior leadership positions at PepsiCo, Inc. in sales, marketing and general management, including her role as Region President of PepsiCo Foods Greater China from 2006 to 2008. She has previously served as a director of Tiffany & Co. and Macy's, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chief Executive Officer of consumer goods company
- Public company directorship and committee experience

Other Public Companies

- None

Committees

- Audit

If elected, we expect that all of the aforementioned nominees will serve as directors and hold office until the 2027 Annual Meeting of Shareholders and until their respective successors have been elected and qualified.

Proxy Statement

Director Compensation

How are directors compensated?

Employee Directors	Employee directors do not receive additional compensation for serving on the Board of Directors.
Non-Employee Directors Annual Compensation	The annual compensation for each non-employee Director is summarized in the table below. For 2025, each non-employee Director received an annual stock grant retainer with a fair market value of $280,000. Directors may request to receive up to one-half of their stock retainer in cash. The request must be submitted to the Chair of the Management Planning and Development Committee. Directors may also defer payment of their retainers pursuant to the Directors Deferred Compensation Plan. Deferrals are invested in phantom Company stock and paid out in shares of Company stock. Deferrals may not be made for less than two years.
Chair of the Board and Committee Chair Retainers	In recognition of their added duties, the Chair of the Board (Mr. Cornell in 2025) receives an additional $170,000 stock retainer annually, and the Chairs of the Audit Committee (Mr. Alves in 2025), Management Planning and Development Committee (Mr. Connor in 2025) and the Nominating and Governance Committee (Ms. Graddick-Weir in 2025) receive an additional $30,000, $20,000 and $20,000 annual stock retainer, respectively. These committee chair retainers were paid in February of 2025.
Initial Stock Grant upon Joining Board	Non-employee directors also receive a one-time stock grant with a fair market value of $25,000 on the date of grant upon joining the Board, distribution of which is deferred until termination from the Board.
Matching Gifts	To further YUM's support for charities, non-employee directors are able to participate in the YUM! Brands, Inc. Matching Gifts Program on the same terms as members of YUM's executive team. Under this program, the YUM! Brands Foundation will match up to $10,000 a year in contributions by the director to a charitable institution approved by the YUM! Brands Foundation. At its discretion, the Foundation may match director contributions exceeding $10,000.
Insurance	We also pay the premiums on directors' and officers' liability and business travel accident insurance policies. The annual cost of this coverage was approximately $2 million. This is not included in the tables below as it is not considered compensation to the directors.

In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board. The Board reviews each element of director compensation at least every two years.

In November 2025, the Management Planning and Development Committee of the Board ("Committee") benchmarked the Company's director compensation against director compensation paid by companies comprising the Company's Executive Peer Group discussed at page 54. Data for this review was prepared for the Committee by its independent consultant, Meridian Compensation Partners LLC. This data revealed that the retainers paid to the Chairs of the Audit and Nominating and Governance Committee were generally consistent with market practice, while the Company's total director compensation was $10,000 below market median and the Management Planning and Development Committee Chair retainer was $5,000 below market median. Based on the modest differences between the Company's retainer amounts compared to market practice and the narrowness of the overall market range, the Committee determined that no changes to director and committee chair retainers were necessary at this time.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
(a)	(b)	(c)	(e)	(f)
Alves, Paget	—	310,000	—	310,000
Barr, Keith	—	280,000	10,000	290,000
Biggs, M. Brett	—	280,000	3,268	283,268
Connor, Christopher	—	300,000	—	300,000
Cornell, Brian	—	450,000	—	450,000
Domier, Tanya	—	280,000		280,000
Doniz, Susan	—	280,000	—	280,000
Graddick-Weir, Mirian	—	300,000	—	300,000
Nelson, Thomas	—	280,000	—	280,000
Skala, Justin	—	280,000	10,000	290,000
Young-Scrivner, Annie	—	280,000	—	280,000

(1) Amounts in column (c) represent the grant date fair value for annual stock retainer awards, Committee Chair retainer awards, and Non-Executive Chair awards granted to directors in 2025. Where applicable, retainer awards for new directors are pro-rated for partial years of service.

(2) Amounts in this column represent charitable matching gifts except with respect to Mr. Biggs, for whom these amounts represent personal use of corporate aircraft.

What are the Company's policies and procedures with respect to related person transactions?

Under the Company's policies and procedures for the review of related person transactions, the Nominating and Governance Committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our shareholders and the Company. Transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related person had or will have a material interest and that exceed $100,000 are subject to the Nominating and Governance Committee's review. Any member of the Nominating and Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberation or vote respecting approval or ratification of the transaction.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock and their immediate family members. Immediate family members are spouses, parents, stepparents, children, stepchildren, siblings, daughters-in-law, sons-in-law and any person, other than a tenant or domestic employee, who resides in the household of a director, director nominee, executive officer or holder of 5% or more of our voting stock.

After its review, the Nominating and Governance Committee may approve the transaction. The related person transaction policies and procedures provide that certain transactions are deemed to be pre-approved, even though they exceed $100,000. Pre-approved transactions include employment of executive officers, director compensation, and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that other company's total revenues and the related person is not an executive officer of that other company.

Does the Company require stock ownership by directors?

The Board believes that the number of shares of the Company's common stock owned by each non-management director is a personal decision; however, the Board strongly supports the position that non-management directors should own a meaningful number of shares in the Company and expects that each non-management director will (i) own Company common shares with a value of at least five times the annual Board retainer; (ii) accumulate those shares during the first five years of the director's service on the Board; and (iii) hold these shares at least until the director departs the Board. Each director may sell enough shares to pay taxes in connection with the receipt of his or her retainer or the exercise of stock appreciation rights, and the ownership guideline will be adjusted to reflect the sale to pay taxes.

How much YUM stock do the directors own?

Stock ownership information for each director is shown in the table on page 34.

Does the Company have stock ownership guidelines for executives and senior management?

The Committee has adopted formal stock ownership guidelines that set minimum expectations for executive and senior management ownership. These guidelines are discussed on page 56.

The Company has maintained an ownership culture among its executive and senior managers since its formation. Substantially all executive officers and members of senior management hold stock well in excess of the guidelines.

Has the Company adopted policies and procedures designed to promote compliance with insider trading laws?

The Company's insider trading policies ("Insider Trading Policies") govern the purchase, sale, and/or other dispositions of the Company's securities by directors and employees (including executive officers). These policies are designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. Although we do not have a formal insider trading policy applicable to the Company, we have established procedures intended to ensure that we do not repurchase shares of our common stock while the Company is in possession of material nonpublic information, except for repurchases conducted in compliance with Rule 10b5-1. The full text of our Insider Trading Policies were filed as Exhibits 19.1 - 19.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

How Can Shareholders Nominate for the Board?

Director nominations for inclusion in YUM's proxy materials (Proxy Access). Our bylaws permit a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of YUM stock representing an aggregate of at least 3% of our outstanding shares, to nominate and include in YUM's proxy materials director nominees constituting up to 20% of YUM's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in YUM's bylaws. Notice of proxy access director nominees for the 2027 Annual Meeting of Shareholders must be received by us no earlier than November 4, 2026, and no later than December 4, 2026.

Director nominations to be brought before the 2027 Annual Meeting of Shareholders. Director nominations that a shareholder intends to present at the 2027 Annual Meeting of Shareholders, other than through the proxy access procedures described above, must be received no later than February 13, 2027. These nominations must be submitted by a shareholder in accordance with the requirements specified in YUM's bylaws.

Where to send director nominations for the 2027 Annual Meeting of Shareholders. Director nominations brought by shareholders must be delivered to YUM's Corporate Secretary by mail at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213 and received by YUM's Corporate Secretary by the dates set forth above.

What is the Board's leadership structure?

In November 2018, Brian C. Cornell assumed the position of Non-Executive Chair of the Board. Applying our Corporate Governance Principles, the Board determined that based on Mr. Cornell's independence, it would not appoint a Lead Director when Mr. Cornell became Non-Executive Chair.

The Nominating and Governance Committee annually reviews the Board's leadership structure and evaluates the performance and effectiveness of the Board of Directors. The Board retains the authority to modify its leadership structure in order to stay current with our Company's circumstances and advance the best interests of the Company and its shareholders as and when appropriate. The Board's annual self-evaluation includes questions regarding the Board's opportunities for open communication and the effectiveness of executive sessions.

The Company's Governance Principles provide that the Chief Executive Officer ("CEO") may serve as Chair of the Board. These Principles also provide for an independent Lead Director when the CEO is serving as Chair. Our CEO does not serve as Chair. Our Board believes that Board independence and oversight of management are effectively maintained through a strong independent Chair or Lead Director and through the Board's composition, committee system and policy of having regular executive sessions of non-employee directors, all of which are discussed below. As Non-Executive Chair, Mr. Cornell is responsible for supporting the CEO on corporate strategy along with leadership development. Mr. Cornell also works with the CEO in setting the agenda and schedule for meetings of the Board, in addition to performing the duties that would otherwise be performed by a Lead Director, as described below.

As CEO, Mr. Turner is responsible for leading the Company's strategies, organization design, people development and culture, and for providing the day-to-day leadership over operations.

To ensure effective independent oversight, the Board has adopted a number of governance practices discussed below.

What are the Company's governance policies and ethical guidelines?

- **Board Committee Charters.** The Audit, Management Planning and Development, and Nominating and Governance Committees of the YUM Board of Directors operate pursuant to written charters. These charters were approved by the Board of Directors and reflect certain best practices in corporate governance. These charters comply with the requirements of the NYSE. Each charter is available on the Company's website at *https://investors.YUM.com/governance/committee-composition-and-charters/.*
- **Governance Principles.** The Board of Directors has documented its corporate governance guidelines in the YUM! Brands, Inc. Corporate Governance Principles. These guidelines are available on the Company's website at *https://investors.YUM.com/governance/governance-documents/.*
- **Ethical Guidelines.** YUM's Global Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report misconduct, ethical or accounting concerns, or other violations of the Code of Conduct in a confidential manner. The Code of Conduct applies to the Board of Directors and all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. Our directors and the senior-most employees in the Company are required to regularly complete a conflicts of interest questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's website at *https://investors.YUM.com/governance/governance-documents/.* The Company intends to post amendments to or waivers from its Code (to the extent applicable to the Board of Directors or executive officers) on this website.

What other significant Board practices does the Company have?

- **Private Executive Sessions.** Our non-management directors meet in executive session at each regular Board meeting. The executive sessions are attended only by the non-management directors and are presided over by the Lead Director or our Non-Executive Chair, as applicable. Our independent directors meet in executive session at least once per year.
- **Role of Lead Director.** Our Governance Principles require the election, by the independent directors, of a Lead Director when the CEO is also serving as Chair.

Proxy Statement

The Lead Director position is structured so that one independent Board member is empowered with sufficient authority to ensure independent oversight of the Company and its management. Since Mr. Cornell is independent, the Board determined that it would not appoint a separate Lead Director upon Mr. Cornell's appointment as Non-Executive Chair. The Lead Director position has no term limit and is subject only to annual approval by the independent members of the Board. Based upon the recommendation of the Nominating and Governance Committee, the Board has determined that the Lead Director, when appointed, is responsible for:

(a) Presiding at all executive sessions of the Board and any other meeting of the Board at which the Chair is not present, and advising the Chair and CEO of any decisions reached or suggestions made at any executive session,

(b) Approving in advance agendas and schedules for Board meetings and the information that is provided to directors,

(c) If requested by major shareholders, being available for consultations and direct communication,

(d) Serving as a liaison between the Chair and the independent directors, and

(e) Calling special meetings of the independent directors.

Since our CEO is not currently serving as Chair, the Board determined that it was appropriate for Mr. Cornell to fulfill the duties of Lead Director as part of his role as Non-Executive Chair.

▪ **Advance Materials.** Information and data important to the directors' understanding of the business or matters to be considered at a Board or Board committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting to allow careful review prior to the meeting.

▪ **Board and Committees' Evaluations.** The Board has an annual self-evaluation process that is led by the Nominating and Governance Committee. This assessment focuses on the Board's contribution to the Company and emphasizes those areas in which the Board believes a better contribution could be made. As a part of this process, the Chair of the Board or the Chair of the Nominating and Governance Committee conduct personal interviews with each member of the Board, the results of which are summarized and discussed in an executive session. In addition, the Audit, Management Planning and Development and Nominating and Governance Committees also each conduct similar annual self-evaluations.

▪ **Majority Voting Policy.** Our Articles of Incorporation require majority voting for the election of directors in uncontested elections. This means that director nominees in an uncontested election for directors must receive a number of votes "for" his or her election in excess of the number of votes "against." The Company's Governance Principles further provide that any incumbent director who does not receive a majority of "for" votes will promptly tender to the Board his or her resignation from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. If the Board rejects the resignation, the reason for the Board's decision will be publicly disclosed.

What access do the Board and Board committees have to management and to outside advisors?

▪ **Access to Management and Employees.** Directors have full and unrestricted access to the management and employees of the Company. Additionally, key members of management attend Board meetings to present information about the results, plans and operations of the business within their areas of responsibility.

▪ **Access to Outside Advisors.** The Board and its committees may retain counsel or consultants without obtaining the approval of any officer of the Company in advance or otherwise. The Audit Committee has the sole authority to retain and terminate the independent auditor. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Management Planning and Development Committee has the sole authority to retain compensation consultants for advice on executive compensation matters.

What is the Board's role in risk oversight?

The Board maintains ultimate oversight of the Company's risk management framework, including succession planning, food safety, digital/information security and artificial intelligence risks. In furtherance of its responsibility, the Board has delegated specific risk-related responsibilities to each of its three standing Committees.

The Audit Committee engages in substantive discussions of risk management at its regular committee meetings held during the year. At these meetings, it discusses and reviews the Company's enterprise risk management program and key risks, including cybersecurity and technology risks, as well as risks relating to sustainable stewardship of food that is part of our

Good priorities of the YUM Recipe for Good Growth strategy, including food safety and supply chain risk. The Audit Committee receives functional risk review reports covering significant areas of risk from senior managers responsible for these functional areas, as well as receiving reports from the Chief Legal Officer and the Vice President, Internal Audit. Our Vice President, Internal Audit reports directly to the Chair of the Audit Committee and our Chief Financial Officer. The Audit Committee also receives reports at each meeting regarding other legal and regulatory risks from management and meets in separate executive sessions with our independent auditors and our Vice President, Internal Audit. The Audit Committee provides a summary to the full Board at each regular Board meeting of the risk area reviewed together with any other risk-related subjects discussed at the Audit Committee meeting.

The Management Planning and Development Committee oversees the stewardship of people under the Company's Recipe for Good Growth strategy. It considers the risks that may be implicated by our compensation programs through a risk assessment conducted by management and reports its conclusions to the full Board.

The Nominating & Governance Committee reviews the Company's commitment to grow sustainably by overseeing the sustainable stewardship of planet-related items under the Company's Recipe for Good Growth strategy. It considers risk relating to climate impact and operational waste and recycling, and it reports its conclusions to the full Board.

What is the Board's role in information security?

Information security and data privacy have been and remain of the utmost importance to the Company in light of the value we place on maintaining the trust and confidence of our consumers, employees and other stakeholders. The Company's information security and cybersecurity risk management processes, which cover the use of artificial intelligence, are integrated into the Company's enterprise risk management processes. The Board has overall responsibility for the oversight of the Company's risk management and has delegated the oversight of specific risk-related responsibilities to certain Board committees.

The Audit Committee oversees the Company's exposure to business and financial technology risks, along with the effectiveness of the controls designed to monitor and mitigate those risks, including data privacy and protection, information security and cybersecurity, as well as risks associated with the use of artificial intelligence, such as regulatory compliance, operational integrity, and responsible innovation. At the management level, our cybersecurity program is led by our Chief Information Security Officer ("CISO"). Additionally, we have a formal data privacy management group made up of privacy professionals, operational experts and specialist legal counsel, which is overseen by our Chief Compliance Officer. Our CISO and Chief Digital and Technology Officer advise the Audit Committee at least four times a year, and the Board regularly, on our management and oversight of information security risks, including data privacy and data protection risks. The Audit Committee also receives periodic updates on data privacy from members of management within our data privacy group, in addition to the regular updates from our CISO.

The Audit Committee provides a summary to the full Board at each regular Board meeting of the information security risk review, together with any other risk related subjects discussed at the Audit Committee meeting. Other aspects of our comprehensive information security and cybersecurity program include:

- Information security and privacy modules included in our mandatory onboarding and annual compliance training for restaurant support center employees, as well as targeted specialized training for any employees that routinely have access to personal data;
- Periodic testing, both by internal and external resources, of our information security defenses;
- Periodic phishing drills with all restaurant support center employees;
- Global security and privacy policies; and
- Table-top exercises with senior leaders covering ransomware and other third-party data security threats.

In addition, the Company maintains a cyber security risk insurance policy that provides coverage for data security breaches.

What is the Board's role in the Company's global sustainability initiatives?

The Company has an integrated, Board and executive-level governance structure to oversee its global sustainability initiatives. Oversight for environmental, social and governance issues ("ESG") ultimately resides with the Board. The Board receives regular updates on these matters from management through the Audit, Management Planning and Development and Nominating and Governance Committees. The committees have initial board-level oversight responsibilities for ESG-related items which fall within the purview of each of their designated areas of responsibility. The Committees' charters

Proxy Statement

reflect the areas of the Company's ESG strategy and initiatives for which each committee has initial oversight responsibility. At the operational level, the Chief Communications and Impact Officer is responsible for overseeing the global reputation of YUM Brands and is responsible for shaping the Citizenship and Sustainability strategy, as approved by the Board, along with the Chief Sustainability Officer and Vice President of Government Affairs.

Has the Company conducted a risk assessment of its compensation policies and practices?

As stated in the Compensation Discussion and Analysis at page 36, the philosophy of our compensation programs is to reward performance by designing pay programs that incorporate team and individual performance, and shareholder return; emphasize long-term incentives; drive ownership mentality; and require executives to personally invest in Company stock.

In early 2026, the Committee examined our compensation programs for all employees to determine whether they encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation practices and programs was reviewed against the key risks facing the Company in the conduct of its business. Based on this review, the Committee concluded our compensation policies and practices do not encourage our employees to take unreasonable or excessive risks.

As part of this assessment, the Committee concluded the following policies and practices of the Company's cash and equity incentive programs serve to reduce the likelihood of excessive risk taking:

- Our compensation system is balanced, rewarding both short-term and long-term performance
- Long term performance is emphasized—majority of incentive compensation for the top-level employees is associated with the long-term performance
- Strong stock ownership guidelines in place for approximately 200 senior employees are enforced
- Annual incentive and performance share plans both have caps on the level of performance over which no additional rewards are paid, thereby, mitigating any incentive to take unreasonable risk
- Annual incentive target setting process is closely linked to the annual financial planning process and supports the Company's overall strategic plan, which is reviewed and approved by the Board
- With more than 97% of our restaurants franchised, our franchisee performance overwhelmingly drives YUM performance – mitigating risk of the Company manipulating results
- Compensation performance measures set for each Division are tied to multiple measurable factors, none of which exceed a 50% weighting. The measures are both apparent to shareholders and drivers of returns
- The performance which determines employee rewards is closely monitored by the Audit Committee and the full Board
- The Company has a recoupment policy (clawback)

How does the Board determine which directors are considered independent?

The Company's Governance Principles, adopted by the Board, require that we meet the listing standards of the NYSE. The full text of the Governance Principles can be found on the Company's website *(https://investors.YUM.com/governance/governance-documents/)*.

Pursuant to the Governance Principles, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Governance Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management under NYSE rules, with the exception of Chris Turner, who is not considered independent because of his employment by the Company.

In determining that the other directors did not have a material relationship with the Company, the Board determined that Messrs. Alves, Barr, Biggs, Connor, Nelson, Skala and Mmes. Doniz, Domier, Graddick-Weir, and Young-Scrivner had no other relationship with the Company other than their relationship as a director. The Board did note, as discussed in the next paragraph, that Target Corporation, for which Mr. Cornell serves as Executive Chair, and Marriott International, Inc., for which Ms. Oberg recently served as an executive, have business relationships with the Company; however, as noted below, the Board determined that these relationships were not material to Mr. Cornell or Target Corporation, or to Ms. Oberg and Marriott International, Inc., and therefore determined that Mr. Cornell and Ms. Oberg were independent.

Brian C. Cornell is the Executive Chair of Target Corporation. The Board determined that license fees received by the Company from Target Corporation during 2025 and rebates paid to Target Corporation by Divisions of the Company in 2025 did not create a material relationship between the Company and Mr. Cornell or the Company and Target Corporation as the payments represent less than 1/10th of 1% of Target Corporation's revenues. Furthermore, the licensing relationship between the Company and Target Corporation was initially entered into before Mr. Cornell joined the Board or became employed by Target Corporation.

Kathleen K. Oberg is the former Chief Financial Officer and Executive Vice President, Development of Marriott International, Inc. The Board determined that payments made to Marriott International, Inc. by the Company during 2025 for employee business travel and events did not create a material relationship between the Company and Ms. Oberg or the Company and Marriott International, Inc., as the payments represent less than 1/10th of 1% of Marriott International, Inc.'s revenues.

How do shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with individual directors, the non-management directors as a group or the entire Board may do so by writing to the Nominating and Governance Committee, c/o Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The Nominating and Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to individual directors, non-management members of the Board or the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated individual member of the Nominating and Governance Committee copies of all such correspondence (although we do not forward commercial correspondence and correspondence duplicative in nature; however, we will retain duplicate correspondence and all duplicate correspondence will be available for directors' review upon their request) and a summary of all such correspondence. The designated director of the Nominating and Governance Committee will forward correspondence directed to individual directors as he or she deems appropriate. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from shareholders relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Audit Committee Chair and to the internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from shareholders relating to Management Planning and Development Committee matters are referred to the Chair of the Management Planning and Development Committee.

What are the Company's policies on reporting of concerns regarding accounting?

The Audit Committee has established policies on reporting concerns regarding accounting and other matters in addition to our policy on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about the conduct of the Company or any of our people, with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our Chief Legal Officer, Erika Burkhardt. If any person believes that he or she should communicate with our Audit Committee Chair, Paget Alves, he or she may do so by writing to him at c/o YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, KY 40213. In addition, a person who has such a concern about the conduct of the Company or any of our employees may discuss that concern on a confidential or anonymous basis by contacting the Speak Up helpline at 1 (844) 418-4423. The Speak Up helpline is our designated external contact for these issues and is authorized to contact the appropriate members of management and/or the Board of Directors with respect to all concerns it receives. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is available on our website at *https://investors.yum.com/governance/governance-documents/.*

What are the Committees of the Board?

The Board of Directors has standing Audit, Management Planning and Development and Nominating and Governance Committees.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2025
Audit: Paget L. Alves, *Chair* M. Brett Biggs Susan Doniz Annie Young-Scrivner	▪ Possesses sole authority regarding the selection and retention of independent auditors ▪ Reviews and has oversight over the Company's internal audit function ▪ Reviews and approves the cost and scope of audit and non-audit services provided by the independent auditors ▪ Reviews the independence, qualification and performance of the independent auditors ▪ Reviews the adequacy of the Company's internal systems of accounting and financial control ▪ Reviews the annual audited financial statements and results of the audit with management and the independent auditors ▪ Reviews the Company's accounting and financial reporting principles and practices including any significant changes ▪ Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and the Company's Global Code of Conduct and Policy on Conflicts of Interest ▪ Discusses with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "What is the Board's role in risk oversight?" set forth on page 20	8

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Alves, the Chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Alves has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2025
Management Planning and Development: Christopher M. Connor, *Chair* Brian C. Cornell Tanya L. Domier Mirian M. Graddick-Weir Thomas C. Nelson	▪ Oversees the Company's executive compensation plans and programs and associated risks and reviews and recommends changes to these plans and programs ▪ Monitors the performance of the Chief Executive Officer and other senior executives in light of corporate goals set by the Committee ▪ Reviews and approves the compensation of the Chief Executive Officer and other senior executive officers ▪ Reviews management succession planning	5

The Board has determined that all of the members of the Management Planning and Development Committee are independent within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2025
Nominating and Governance: Mirian M. Graddick-Weir, *Chair* Brett Biggs Brian C. Cornell Thomas C. Nelson P. Justin Skala	▪ Identifies and proposes to the Board suitable candidates for Board membership ▪ Advises the Board on matters of corporate governance ▪ Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Principles ▪ Receives comments from all directors and reports annually to the Board with assessment of the Board's performance ▪ Prepares and supervises the Board's annual review of director independence	4

The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.

Proxy Statement

MATTERS REQUIRING SHAREHOLDER ACTION

Item 1   Election of Directors (Item 1 on the Proxy Card)

Who are this Year's Nominees?

There are eleven (11) nominees recommended by the Nominating and Governance Committee of the Board of Directors for election this year to hold office until the 2027 Annual Meeting and until their respective successors are elected and qualified. Their biographies are provided above at pages 10 to 15. The biographies of each of the nominees contain information regarding the person's service as a director, business experience, public-company director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Governance Committee and the Board to determine that the person should serve as a director for the Company. In addition to the information presented above regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to YUM and our Board. Finally, we value their significant experience on other public company boards of directors and board committees.

There are no family relationships among any of the directors and executive officers of the Company.

As noted above, Kathleen K. Oberg joined the Company's Board, effective April 1, 2026, and she will stand for election to the Board by our shareholders for the first time. Ms. Oberg served as Chief Financial Officer of Marriott International, Inc. from January 2016 to March 2026 and as Executive Vice President, Development from February 2023 to March 2026. She brings significant global development experience, strategic planning, global branding, and public company directorship experience which the Board intends to leverage. Ms. Oberg was recommended to the Board by Mr. Biggs.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** the election of these nominees.

What if a Nominee is Unwilling or Unable to Serve?

That is not expected to occur. If it does, proxies may be voted for a substitute nominated by the Board of Directors.

What Vote is Required to Elect Directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes with respect to his or her election.

Our policy regarding the election of directors can be found in our Governance Principles at *https://investors.yum.com/governance/governance-documents/* and at page 20 under "What other significant Board practices does the Company have? — Majority Voting Policy."

Item 2   Ratification of Independent Auditors (Item 2 on the Proxy Card)

What am I Voting on?

A proposal to ratify the selection of KPMG LLP ("KPMG") as our independent auditors for fiscal year 2026. The Audit Committee of the Board of Directors has selected KPMG to audit our consolidated financial statements. During fiscal 2025, KPMG served as our independent auditors and also provided other audit-related and non-audit services.

Will a Representative of KPMG be Present at the Meeting?

Representatives of KPMG will attend the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If the selection of KPMG is not ratified, the Audit Committee will reconsider the selection of independent auditors.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** approval of this proposal.

What were KPMG's Fees for Audit and Other Services for Fiscal Years 2025 and 2024?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2025 and 2024, and fees billed for audit-related services and tax services rendered by KPMG for 2025 and 2024.

		2025		2024
Audit fees[1]	$	7,399,000	$	6,079,000
Audit-related fees[2]	$	405,000	$	355,000
Tax fees[3]	$	97,000	$	214,000
All other fees [4]	$	1,385,000	$	—
TOTAL FEES	**$**	**9,286,000**	**$**	**6,648,000**

(1) Audit fees include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports, audits of the effectiveness of the Company's internal controls over financial reporting and statutory audits.

(2) Audit-related fees include fees associated with audits of financial statements of certain employee benefit plans, agreed upon procedures and other attestations and services rendered in connection with the Company's securities offerings including comfort letters and consents.

(3) Tax fees consist principally of fees for international tax compliance, tax audit assistance, value added tax services, and other tax advisory services.

(4) All other fees consist of fees for other permissible services, principally transaction advisory related services.

Proxy Statement

What is the Company's Policy Regarding the Approval of Audit and Non-Audit Services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members and has currently delegated pre-approval authority up to certain amounts to its Chair.

Pre-approvals for services are granted at the January Audit Committee meeting each year. Any incremental audit or permitted non-audit services which are expected to exceed the relevant budgetary guideline must subsequently be pre-approved. In considering pre-approvals, the Audit Committee reviews a description of the scope of services falling within pre-designated services and imposes specific budgetary guidelines. Pre-approvals of designated services are generally effective for the succeeding 12 months.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chair of the Audit Committee. The complete policy is available on the Company's website at *https://investors.yum.com/governance/committee-composition-and-charters/*.

Proxy Statement

Item 3 Advisory Vote on Executive Compensation (Item 3 on the Proxy Card)

What am I Voting on?

In accordance with SEC rules, we are asking shareholders to approve, on a non-binding basis, the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.

Our Performance-Based Executive Compensation Program Attracts and Retains Strong Leaders and Closely Aligns with Our Shareholders' Interests

Our performance-based executive compensation program is designed to attract, reward and retain the talented leaders necessary for our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. This approach has made our management team a key driver in the Company's strong performance over both the long- and short-term. We believe that our compensation program has attracted and retained strong leaders and is closely aligned with the interests of our shareholders.

In deciding how to vote on this proposal, we urge you to read the Compensation Discussion and Analysis section of this proxy statement, beginning on page 36, which discusses in detail how our compensation policies and procedures operate and are designed to meet our compensation goals and how our Management Planning and Development Committee makes compensation decisions under our programs.

Accordingly, we ask our shareholders to vote in favor of the following resolution at the Annual Meeting:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation awarded to our Named Executive Officers, as disclosed pursuant to SEC rules, including the Compensation Discussion and Analysis, the compensation tables and related materials included in this proxy statement.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. While this vote is advisory and non-binding on the Company, the Board of Directors and the Management Planning and Development Committee will review the voting results and consider shareholder concerns in their continuing evaluation of the Company's compensation program. Unless the Board of Directors modifies its policy on the frequency of this advisory vote, the next advisory vote on executive compensation will be held at the 2027 Annual Meeting of Shareholders.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** approval of this proposal.

Proxy Statement

Item 4 Shareholder Proposal Regarding Shareholder Special Meeting Threshold (Item 4 on the Proxy Card)

What am I Voting on?

The Accountability Board, Inc. (TAB) has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponents upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponents. We are not responsible for the content of the proposal or any inaccuracies it may contain.

RESOLVED: Shareholders ask the Board to take the steps necessary to amend the governing documents, to give shareholders with an aggregate of 10% or more of outstanding common stock the power to call special meetings of shareholders.

SUPPORTING STATEMENT:

In 2010, a similar shareholder proposal asking that YUM give shareholders of 10% of outstanding stock the power to call special meetings passed with over 55% of the vote.

The Board chose not to implement it though, and instead, adopted an amendment giving holders of _25%_ of the outstanding shares the right to call special meetings – more than doubling the threshold shareholders had specifically called for.

It's concerning that YUM (A) didn't seek to implement the approved proposal, (B) chose instead to adopt a much higher threshold, and (C) has since maintained that higher threshold.

In opposing the 10% proposal, the Board rejected the very notion of shareholders being able to call special meetings, saying the power to control the timing of such meetings "should remain in the hands of the Board." The next year, in seeking approval of its amendment, the Board changed its tune, claiming that it "supports the concept" of shareholders being able to request special meetings. However, it dismissed shareholders' request by claiming that "a 25% threshold strikes a better balance than a 10% threshold" in terms of enhancing shareholder rights while mitigating the risk of abuse.

We believe the Board was wrong to reject the concept initially—and wrong about the threshold. Indeed, 10% is widely recognized as appropriate.

In fact, looking just at other companies where YUM directors have served, we note that with governance committee member Brian Cornell as its Board Chair, Target calls its 10% threshold one of its "corporate governance highlights."

Similarly, with director Brett Biggs on its Board, Adobe calls its (10% threshold) special meeting right one of its "governance highlights."

With director Keith Barr on its Board, MGM touted its 10% threshold as part of its "longstanding commitment to the highest standards of corporate governance," and called it one of its governance "highlights."

And with director Chris Connor on its Board (and governance committee), Eaton said its governance practices help ensure it does business "right," and touted that "holders of 10% of the outstanding stock may call a special meeting of shareholders."

While the need to call special shareholder meetings is rare, the ability of shareholders to do so without unreasonable barriers provides a critical accountability tool.

Because they can involve substantial resources, a reasonable threshold certainly should be required to exercise the right; and based on YUM's size and shareholder composition, we believe 10% offers a meaningful right while mitigating the risk of abuse.

Indeed, the threshold was reasonable when shareholders approved it in 2010, and it's reasonable now. Implementation would enhance YUM's governance and finally align it with what shareholders called for more than a decade and a half ago. Thank you.

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

YUM's Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as the Company's current threshold provides shareholders with a meaningful and adequate opportunity to exercise their right to call a special meeting and is already well-aligned with the thresholds adopted by the majority of public companies. In addition, the Board believes that the Company's strong corporate governance framework further safeguards the interests of all shareholders, ensuring accountability and transparency.

YUM shareholders' existing right to call a special meeting is meaningful and sufficient

Our Board recognizes the importance of providing shareholders with the right to call a special meeting, ensuring an appropriate forum to address significant concerns outside the regular annual meeting cycle. We believe our current 25% ownership threshold strikes the right balance, as it empowers shareholders to raise important and time-sensitive matters when warranted, while helping to protect against the potential misuse of this right by a small minority of shareholders whose interests may not align with those of the broader shareholder base. In addition, preparing for special meetings demands considerable time and attention from the Board and management, diverting focus from their core responsibility of operating the business and driving long-term value for shareholders. Special meetings can also require substantial financial expenditures, including legal and administrative fees, costs for preparing, printing, and circulating materials and soliciting proxies.

Accordingly, the Board believes that special meetings should be reserved for situations in which shareholders representing a substantial minority of the Company's outstanding common stock determine that an issue is sufficiently urgent or extraordinary to warrant consideration between annual meetings. Lowering the ownership threshold required to call a special meeting from 25% to 10%, as proposed, could enable a relatively small group of shareholders to advance narrow agendas, pursue objectives not supported by the broader shareholder base, or exert short-term pressure that may be inconsistent with the Company's and shareholders' long-term interests. The inappropriate or excessive use of special meetings could disrupt the effective management of the Company and ultimately harm shareholder value.

YUM's current special meeting threshold is consistent with prevailing market practice

In addition to the reasons described above, the Board believes the current 25% ownership threshold required for YUM shareholders to call a special meeting is aligned with prevailing practices among the S&P 500 and the Company's Executive Peer Group.[1] Among companies in the S&P 500 that offer the special meeting right, the most common ownership threshold is 25%, with roughly 47% of companies using a threshold of 25% or higher, according to Deal Point Data, a corporate governance database. A minority of S&P 500 companies require an ownership threshold of 10% or less (approximately 23%), while a notable percentage do not provide shareholders with the right to call special meetings at all (approximately 22%).

Moreover, the Board considered the thresholds adopted by certain Company peers and found that only two companies in YUM's Executive Peer Group of 19 companies had a special meeting threshold of 10%. Further, among this peer group, eight companies required a threshold of 25% or greater, and four companies in the Executive Peer Group did not offer a special meeting right at all. Accordingly, the Board believes that the Company's existing special meeting right aligns well with broad market practice and its peers and no change is warranted.

YUM's robust shareholder engagement process further protects shareholder rights

The Company views shareholder input and engagement as fundamental to effective corporate governance. To that end, the Company maintains a robust shareholder engagement program that provides a meaningful avenue for shareholders to advance their interests, reinforcing Board and management accountability. Throughout the year, Company management, with participation from Board members, maintains an open door policy with investors to encourage active dialogue throughout the year to better understand their views and priorities. In 2025, we proactively reached out to our largest 35 shareholders, representing ownership of greater than 60% of outstanding shares. During these engagements, Board members and management representatives from investor relations, legal, human resources, government relations and

Proxy Statement

sustainability gathered stakeholder feedback across a broad range of topics, including corporate governance, business strategy, executive compensation, human capital management and risk oversight. Management regularly presents feedback from these conversations to the Board and its relevant Committees. Notably, these investors have not expressed concerns or asked questions regarding desired changes to shareholders' special meeting rights as part of this regular outreach.

For the reasons described above, the Board urges shareholders to vote AGAINST this proposal as it remains confident that the Company's current 25% ownership threshold appropriately balances the interests of all shareholders and reflects prevailing market practice among other large public companies.

[1]The Executive Peer Group is defined and discussed at page 54 in Section V. of the Compensation Discussion and Analysis Section of this proxy statement.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?



The Board of Directors recommends that you vote **"AGAINST"** this proposal.

STOCK OWNERSHIP INFORMATION

Who are Our Largest Shareholders?

This table shows ownership information for each YUM shareholder known to us to be the owner of 5% or more of YUM common stock. The number of shares beneficially owned is based on a stock ownership report on Schedule 13G filed by such shareholders with the SEC. The percent of class is based on the number of shares of common stock outstanding on December 31, 2025, which was 276,569,492 shares.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	33,541,268[1]	12.1%
Blackrock, Inc. 50 Hudson Yards New York, NY 10001	26,718,863[2]	9.7%
Capital International Investors 333 South Hope Street, 55th Floor Los Angeles CA 90071	20,123,846[3]	7.3%
JP Morgan Chase & Co. 270 Park Avenue New York, NY 10017	20,055,649[4]	7.3%
T. Rowe Price Investment Management, Inc. 1307 Point Street Baltimore MD 21231	15,709,499[5]	5.7%

(1) The filing indicates sole voting power for 0 shares, shared voting power for 359,197 shares, sole dispositive power for 32,286,594 shares and shared dispositive power for 1,254,674 shares as of September 30, 2024.

(2) The filing indicates sole voting power for 23,209,560 shares, shared voting power for 0 shares, sole dispositive power for 26,718,863 shares and shared dispositive power for 0 shares as of December 31, 2024.

(3) The filing indicates sole voting power for 19,634,153 shares, shared voting power for 0 shares, sole dispositive power for 20,123,846 shares and shared dispositive power for 0 shares as of December 31, 2025.

(4) The filing indicates sole voting power for 17,678,445 shares, shared voting power for 215,513 shares, sole dispositive power for 19,951,509 shares and shared dispositive power for 104,060 shares as of December 31, 2025.

(5) The filing indicates sole voting power for 15,113,038 shares, shared voting power for 0 shares, sole dispositive power for 15,708,068 shares and shared dispositive power for 0 shares as of September 30, 2025.

How Much YUM Common Stock is Owned by Our Directors and Executive Officers?

This table shows the beneficial ownership of YUM common stock as of December 31, 2025 by

▪ each of our directors,

▪ each of the executive officers named in the Summary Compensation Table on page 59, and

▪ all directors and executive officers as a group.

Unless we note otherwise, each of the following persons and their family members have sole voting and investment power with respect to the shares of common stock beneficially owned by him or her. None of the persons in this table (nor the Directors and executive officers as a group) holds in excess of one percent of the outstanding YUM common stock.

Proxy Statement

The table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2025. Included are shares that could have been acquired within 60 days of December 31, 2025 through the exercise of stock options, stock appreciation rights ("SARs") or distributions from the Company's deferred compensation plans, together with additional underlying stock units as described in footnote (4) to the table. Under SEC rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

	Beneficial Ownership					
Name	**Number of Shares Beneficially Owned[1]**	**Options/ SARs Exercisable within 60 Days[2]**	**Deferral Plans Stock Units[3]**	**Total Beneficial Ownership**	**Additional Underlying Stock Units[4]**	**Total**
Paget Alves	—	—	—	—	17,627	17,627
Brett Biggs	—	—	—	—	4,571	4,571
Christopher Connor	—	—	—	—	22,118	22,118
Brian C. Cornell	452	—	—	452	37,448	37,900
Tanya Domier[5]	4,957	—	—	4,957	14,302	19,259
Susan Doniz	—	—	—	—	4,571	4,571
Mirian M. Graddick-Weir	1,233	—	—	1,233	41,384	42,617
Thomas C. Nelson	23,291	—	—	23,291	78,801	102,092
Kathleen Oberg	—	—	—	—	—	—
Justin Skala	19,962	—	—	19,962	5,420	25,382
Annie Young-Scrivner	8,209	—	—	8,209	4,768	12,977
Christopher Turner	55,464	43,248	—	98,712	260	98,972
David Gibbs[5]	223,786	305,116	—	528,902	10,197	539,099
Ranjith Roy	271	33	—	304	—	304
Sean Tresvant	4,405	6,832	—	11,237	—	11,237
Tracy Skeans[5]	6,194	72,838	—	79,032	2,675	81,707
Aaron Powell	26,650	2,501	—	29,151	—	29,151
All Directors and Executive Officers as a Group (19 persons)[6]	165,773	207,118	—	372,891	257,475	630,366

(1) Shares owned outright. These amounts include the following shares held pursuant to YUM's 401(k) Plan as to which each named person has sole voting power:
- Ms. Skeans, 3,224 shares
- all executive officers as a group, 6,297 shares

(2) The amounts shown include beneficial ownership of shares that may be acquired within 60 days pursuant to SARs awarded under our employee or director incentive compensation plans. For SARs, we report the shares that would be delivered upon exercise (which is equal to the number of SARs multiplied by the difference between the fair market value of our common stock at year-end and the exercise price divided by the fair market value of the stock).

(3) These amounts shown, if any, reflect units denominated as common stock equivalents held in deferred compensation accounts for each of the named persons under our Director Deferred Compensation Plan or our Executive Income Deferral Program ("EID") payable at termination of directorship/employment or within 60 days of December 31, 2025. The Company had no such units payable under its deferred compensation plans as of December 31, 2025, as all amounts following termination of directorship/employment are paid after six months or, if later, as of the April 1 that follows termination.

(4) The amounts shown include units denominated as common stock equivalents held in deferred compensation accounts which become payable in shares of YUM common stock (a) at least 60 days following termination of directorship/employment or (b) otherwise at least 60 days after December 31, 2025. No deferred compensation payments denominated as common stock are payable within 60 days following a termination of directorship/employment under the Company's deferred compensation plans.

(5) For Ms. Domier, these shares are held in a trust for which she retains voting and/or investment power. For Mr. Gibbs and Ms. Skeans, 120,893 and 2,970 of these shares are held in trusts, respectively, for trusts in which they retain voting and/or investment power. Mr. Gibbs' ownership as reported in this table is measured as of October 1, 2025, the date he ceased to be an executive officer.

(6) The amounts shown in this row do not include Mr. Gibbs' holdings because he was not an executive officer as of December 31, 2025.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of the outstanding shares of YUM common stock to file with the SEC reports of their ownership and changes in their ownership of YUM common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish YUM with copies of all ownership reports they file with the SEC. To our knowledge, based solely on a review of the copies of such reports furnished to YUM and representations that no other reports were required, all of our directors and executive officers complied with all Section 16(a) filing requirements during fiscal 2025.

Proxy Statement

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation philosophy and program, the compensation decisions of the Management Planning and Development Committee (the "Committee") for our named executive officers ("NEOs") and factors considered in making those decisions.

Table of Contents

I. Executive Summary

A. YUM 2025 Performance

In 2025, YUM delivered another year of strong, consistent performance, underscoring the power of our proven strategy, disciplined execution and resilient global brands. To that end, the Company achieved 5% System Sales Growth[1], 7% Core Operating Profit Growth[2] and 3% Unit Growth, demonstrating our commitment to creating sustainable, long-term shareholder value. Taco Bell continued to differentiate itself as a true category of one, delivering 8% System Sales Growth[1], 7% Same-Store Sales Growth and 10% Core Operating Profit Growth[2] — on the way to its 22nd consecutive quarter of positive sales growth. The brand expanded its footprint with 376 gross new restaurants, which included 155 international units across ten markets, five of which were new markets for Taco Bell, helping to drive 3% Unit Growth. KFC led global unit development, opening 2,986 gross new units across 105 markets and reaching the milestone of its 30,000th international restaurant. The brand delivered 6% System Sales Growth[1], 3% Same-Store Sales Growth and 10% Core Operating Profit Growth[2], demonstrating the strength and scale of its global system.

The Company's System Sales Growth of 5%[1] was underpinned by record-setting digital system sales approaching $40 billion for 2025, as the Company saw significant growth across all digital channels. This increase represented 20% growth year-over-year and included a digital mix of nearly 60%, reinforcing the strength of the Company's digital and technology strategy. This historic growth was powered by Byte by Yum!, our proprietary, fully integrated digital platform. Launched in the first quarter of 2025, Byte by Yum! brings together essential restaurant technologies — including mobile and web ordering, point of sale, kitchen and delivery optimization, inventory, labor management and team member tools — into a seamless, end-to-end platform designed to scale across brands and markets. In 2025, Byte by Yum! processed more than 370 million digital transactions, with platform transactions growing over 60% year-over-year. At year-end, at least one Byte product was live in 38,000 restaurants globally across the YUM system. As we look ahead, we are seeking to accelerate adoption within our global franchise network to unlock the full value of a more integrated, data-driven system

— one built by restaurant operators, for restaurant operators — and to further enhance operational efficiency, customer experience and long-term growth.

In addition, the Company is accelerating the development of new, innovative offerings and forward-looking concepts to unlock future growth. To that end, Taco Bell opened 31 Live Más Cafes in 2025 featuring premium frozen drinks, refreshers and specialty coffee drinks, all served in a sleek modern interior designed to compete in the growing specialty beverage market and position Taco Bell as an all-day beverage occasion. KFC will also expand its offerings in 2026, introducing more than 20 unique sauces system-wide, expanding the roll-out of Kwench as a KFC beverage destination across multiple markets and elevating limited-time offerings through strategic partnerships designed to deepen cultural relevance and brand engagement.

At the same time, YUM is leveraging proprietary consumer insights generated by Collider, the Company's in-house insights and analytics agency, to refine menu architecture, expand innovation platforms and strengthen brand expression across the global system. These initiatives are designed to anticipate evolving consumer preferences, strengthen competitive differentiation and drive sustainable market share growth.

In October 2025, we began a review of strategic options for the Pizza Hut brand. The objective of the review is to create value for YUM, Pizza Hut and its franchise partners by determining the optimal approach to best capitalize on Pizza Hut's structural advantages — strong brand equity, experienced franchise partners and meaningful scale — in the highly fragmented pizza market. We currently intend to complete this strategic options review in 2026, and there can be no assurance this review will result in any specific outcome or transaction.

Looking to 2026 and beyond, we intend to build on the impressive momentum achieved in 2025 to drive continued growth and shareholder value. Across YUM, we are anchored in our Recipe for Good Growth and guided by our mission to grow iconic restaurant brands globally. As we work to make our brands the most loved, trusted and connected, we are focused on three priorities to Raise the B.A.R.

- **B**attle for the Future Consumer by staying relentlessly focused on their needs and wants;

- **A**ccelerate Restaurant Unit Economics for our franchisees and maximize performance of every restaurant, serving as a catalyst for new unit development and keeping our franchise system healthy; and

- **R**each the full potential of Byte by effectively operating, innovating and expanding our connected platform built by restaurant operators for restaurant operators to unlock its full potential for our franchise partners and our business.



Together, these priorities and our Unrivaled Culture and Talent position YUM to deliver durable performance and create long-term shareholder value.

(1) System Sales Growth excludes the impacts of foreign currency translation and lapping the 53rd week in 2025.

(2) See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2025 for a discussion of Core Operating Profit in 2025. Core Operating Profit Growth excludes the impacts of foreign currency translation and lapping the 53rd week in 2025.

2025 Performance Highlights

Restaurants Worldwide	Digital Sales Growth	GAAP Operating Profit Growth	Core Operating Profit Growth[2]	Taco Bell Division Core Operating Profit Growth[2]
>63,000	**~20%**			**10%**[2]
Gross New Builds	**Digital Mix**			**KFC Division Core Operating Profit Growth**[2]
4,567	**~60%**	**7%**	**7%**	**10%**[2]

B. Named Executive Officers

The Company's NEOs for 2025 were as follows:

Name	Title
Chris Turner [1]	Chief Executive Officer
David W. Gibbs [2]	Former Chief Executive Officer
Ranjith Roy [3]	Chief Financial Officer
Sean Tresvant [4]	Chief Executive Officer of Taco Bell Division and YUM Chief Consumer Officer
Tracy L. Skeans	Chief Operating Officer and Chief People and Culture Officer
Aaron Powell	Chief Executive Officer of Pizza Hut Division

(1) Mr. Turner served as the Company's Chief Financial Officer through September 30, 2025 and became the Chief Executive Officer effective October 1, 2025.

(2) Mr. Gibbs ceased to be Chief Executive Officer effective October 1, 2025.

(3) Mr. Roy served as the Company's Chief Strategy Officer & Treasurer through September 30, 2025 and became the Company's Chief Financial Officer effective October 1, 2025.

(4) Mr. Tresvant became YUM Chief Consumer Officer effective October 1, 2025, in addition to his position as the Chief Executive Officer of the Taco Bell Division.

Proxy Statement

C. Compensation Philosophy

The business performance of the Company is of the utmost importance in determining how our executives are compensated. Our compensation program is designed to both support our long-term growth model and hold our executives accountable to achieve key annual results year after year. YUM's compensation philosophy for the NEOs is reviewed annually by the Committee and has the following objectives:

Objective	Base Salary	Annual Performance-Based Cash Bonuses	Long-Term Equity Performance-Based Incentives
		Pay Element	
Attract and retain the best talent to achieve superior shareholder results—To be consistently better than our competitors, we need to recruit and retain superior talent — individuals who are able to drive superior results. We have structured our compensation programs to be competitive and to motivate and reward high performers.	✓	✓	✓
Reward performance—The majority of NEO pay is performance-based and therefore at risk. We design pay programs that incorporate team and individual performance goals that lead to shareholder return.		✓	✓
Emphasize long-term value creation—Our belief is simple: if we create value for shareholders, then we share a portion of that value with those responsible for the results.			✓
Drive ownership mentality—We require executives to invest in the Company's success by owning a substantial amount of Company stock.			✓

D. Compensation Overview

2025 Compensation Highlights

- **Compensation.** In January 2025, the Committee made the following decisions and took the following actions:
  - The Committee continued to set our CEO target for total direct compensation (base salary, annual cash bonus and annual long-term incentive award value at grant date) at a level between the 50th and 75th percentiles of our Executive Peer Group (defined at page 54) for the CEO role; and
  - The Committee continued to set the equity mix for our NEOs' annual long-term incentive awards at 25% stock appreciation rights ("SARs"), 25% restricted stock units ("RSUs") and 50% performance share units ("PSUs").
- **PSU Awards.** In February 2025, the Committee certified that our 2022 PSU awards paid out at 111% of target, based on Company System Sales Growth of 6.9%, Core Operating Profit Growth of 9.1% and Total Shareholder Return ("TSR") at the 49th percentile compared to the S&P 500 Consumer Discretionary Index for the 2022-2024 performance period (see discussion of PSUs at page 45).
- **Say on Pay.** At our May 2025 Annual Meeting of Shareholders, shareholders approved our "Say on Pay" proposal in support of our executive compensation program, with greater than 90% of votes cast in favor of the proposal.
- **Adopted New Long-Term Incentive Plan ("LTIP").** In May 2025, following Board and shareholder approval, we implemented a new LTIP, which authorized approximately 19,000,000 shares for issuance. The LTIP is designed to attract and retain a top talent pool, motivate LTIP participants to achieve long-range goals and provide incentive compensation opportunities that are competitive with those of other similar companies. We remain committed to granting equity awards prudently, within reasonable limits, and subject to performance- and service-based vesting requirements in order to incentivize long-term performance and align the interests of the LTIP participants with our shareholders.
- **Shareholder Outreach.** We continued our robust shareholder outreach program to better understand our investors' opinions on our compensation practices and to respond to their questions. Committee and management team members from human resources/compensation, investor relations, government affairs, sustainability and legal continued to be directly involved in engagement efforts during 2025 that served to reinforce our open-door policy. The efforts included contacting our largest 35 shareholders, representing ownership of greater than 60% of our outstanding shares (discussed further on page 52).

Proxy Statement

- **Updated the Company's Executive Peer Group.** In November 2024, the Committee approved a revised peer group to be used for NEO pay determinations beginning in 2025. The change to the Executive Peer Group was made to better align the size of the peer group companies with YUM, and to include companies in relevant industry sectors. Many of the included companies have a global reach, franchised operations, multiple brands and a significant digital presence. Relatedly, beginning with 2025 compensation, the Committee determined that it may also consider, as appropriate, compensation data for CEOs at smaller restaurant companies outside of the Executive Peer Group when making pay decisions for certain NEOs, recognizing that the Company's senior leaders are often candidates for CEO roles at such companies given YUM's strong track record of developing executive talent. The Committee retains flexibility in choosing whether to make decisions based on this data, and its availability allows the Committee to award compensation that best reflects the market where the Company competes for talent.

- **CEO Compensation.** For 2025, Mr. Gibbs' Committee-approved total direct compensation (base salary, annual cash bonus and annual long- term incentive award value) resulted in compensation that was approximately 21% higher than his total direct compensation for the prior year. The increase was primarily influenced by Mr. Gibbs receiving an annual long-term incentive award with higher value as well as a higher annual cash bonus. The increase in Mr. Gibbs' annual long-term incentive value was intended to incentivize performance and reflect time in role and performance, and the increase in his cash bonus was driven by YUM's higher team factor performance in 2025 compared to 2024, which is directly tied to business results.

E. Relationship between Company Pay and Performance for the CEO

The discussion in this section is limited to Mr. Gibbs, our CEO from January 1, 2025 through September 30, 2025, since he served as CEO for the majority of the year and his annual target compensation was set by the Committee in January 2025. Mr. Turner's compensation has been subject to the same considerations described below from the time of his appointment to CEO on October 1, 2025. Our other NEOs' target annual compensation was subject to a substantially similar set of considerations, which, along with Mr. Turner's compensation, is discussed in Section III, 2025 Named Executive Officer Total Direct Compensation and Performance Summary, found at pages 45 to 51 of this CD&A.

To focus on both the short-term and long-term success of the Company, approximately 93% of Mr. Gibbs' annual target compensation was "at-risk" pay, with the compensation paid based on Company results. If short-term and long-term financial and operational target goals were not achieved, then performance-related compensation would decrease. If target goals were exceeded, then performance-related compensation would increase. As demonstrated below, our target annual pay mix for our CEO emphasizes our commitment to "at-risk" pay in order to tie pay to performance.

CEO Target Pay Mix–2025



CEO Total Direct Compensation

The Committee sets the CEO's target for total direct compensation (i.e., base salary, annual performance-based cash bonus, and long-term equity incentives) taking into account Company performance, the CEO's performance, time in role, other job-related factors and the range of market practices of our Executive Peer Group. Long-term equity incentives include stock appreciation rights (SARs), restricted stock units (RSUs) and performance share units (PSUs).

The Committee was satisfied with Company results and the leadership of Mr. Gibbs in 2024 and expected that the Company would continue to build on that momentum in 2025. In January 2025, Mr. Gibbs' target total direct compensation was set between the 50th and 75th percentiles of our Executive Peer Group and approximately 78% of Mr. Gibbs' target total direct compensation was in the form of long-term equity incentive compensation.

CEO TOTAL DIRECT COMPENSATION VS. PERFORMANCE			
	2023	2024	2025
Core Operating Profit Growth[1]	12%	8%	7%
System Sales Growth[2]	10%	3%	5%
Total Shareholder Return[3]	4%	5%	15%



◯ Target Total Direct Compensation

(1) Core Operating Profit Growth is a measure of results of operations for the purpose of evaluating performance against targets set under our YUM Leaders' Bonus Program and the annual PSU grants in 2025, 2024 and 2023. See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ending on December 31, 2025 for a discussion of Core Operating Profit in 2025. Core Operating Profit Growth as referenced above excludes the impact of foreign currency translation, the impact of the 53rd week in 2024, and the impact of lapping the 53rd week in 2025.

(2) System Sales Growth is a measure in annual PSU grants awarded in 2023, 2024 and 2025 and excludes the impact of foreign currency translation, the impact of the 53rd week in 2024, and the impact of lapping the 53rd week in 2025.

(3) Total Shareholder Return is calculated as the change in YUM share price from the beginning of the respective year until year-end, adjusted for dividends paid.

II. Elements of Executive Compensation Program

Our annual executive compensation program has three primary pay components: base salary; annual performance-based cash bonuses; and long-term equity incentives (performance and time-based). We also offer retirement and other benefits.

Element	Objective	Form
Base salary	Attract and retain high-caliber talent and provide a fixed level of cash compensation	Cash
Annual Performance-Based Cash Bonuses	Motivate high performance and reward short-term Company, team and individual performance	Cash
Long-Term Equity Performance-Based Incentives	Align the interests of executives with shareholders and emphasize long-term results	SARs, RSUs & PSUs
Retirement and Additional Benefits	Provide for long-term retirement income and basic health and welfare coverage	Various

A. Base Salary

We provide base salary to compensate our NEOs for their primary roles and responsibilities and to provide a stable level of annual compensation. NEO salary (and salary increases) vary based on the role, level of responsibility, experience, individual performance, potential and market value. The Committee reviews each NEO's salary and performance annually.

B. Annual Performance-Based Cash Bonuses

Our annual performance-based cash bonus program, the YUM Leaders' Bonus Program, is a cash-based plan. The principal purpose of the YUM Leaders' Bonus Program is to motivate and reward short-term team and individual performance that drives shareholder value.

The formula for calculating the annual performance-based cash bonus under the YUM Leaders' Bonus Program is the product of the following:

Base Salary	X	Target Bonus Percentage	X	Team Performance (0 – 200%)	X	Individual Performance (0 – 150%)	=	Bonus Payout (0 – 300%)

Team Performance

The Committee carefully established final team performance measures, targets and weights in the first quarter of 2025, following an extensive review of these items in August and November 2024 and January 2025, after receiving input and recommendations from management. The team performance targets were also reviewed by the Committee to ensure that the goals support the Company's overall strategic objectives.

The performance targets were developed through the Company's annual financial planning process, which takes into account the growth strategies, historical performance, and the expected future operating environment of the KFC, Pizza Hut, Taco Bell and Habit Burger & Grill divisions (each, a "Division").

When setting targets for each specific team performance measure, the Company takes into account overall business goals and structures targets designed to motivate achievement of desired performance consistent with our growth commitment to shareholders.

A leverage formula for each team performance measure magnifies the potential impact that performance above or below the performance target will have on the calculation of the annual bonus. This leverage increases the payouts when targets are exceeded and reduces payouts when performance is below target. There is a threshold level of performance for all measures that must be met in order for any bonus to be paid, absent the use of discretion by the Committee in extraordinary circumstances. These minimum threshold performance targets are set forth in the Team Performance table that follows.

Additionally, all measures have a cap on the level of performance over which no additional bonus will be paid regardless of performance above the cap. The maximum performance cap for each measure is also set forth in the Team Performance table below.

The Committee may approve adjustments to Division targets or may exclude certain pre-established items from the financial results used to determine the annual bonus when doing so is consistent with the objectives and intent at the time the targets were originally set, in order to focus executives on the fundamentals of the Company's underlying business performance. As part of the 2025 target-setting process, the Committee decided that KFC, Pizza Hut, Taco Bell, Habit Burger & Grill and/or YUM Operating Profit Growth performance for 2025 annual incentive purposes should be measured adjusting for certain factors that were not considered indicative of underlying business performance for the year. These factors included amounts associated with Special Items[1] and foreign currency translation.

(1) See pages 32 and 36 of YUM's Form 10-K for the fiscal year ending on December 31, 2025 for a discussion of Special Items.

Detailed Breakdown of 2025 Team Performance

The team performance targets, actual results, weights and overall performance for each measure for our NEOs are outlined below. Key long-term drivers of value for YUM are Core Operating Profit Growth, Same-Store Sales Growth and Net New Unit Growth. Accordingly, the Committee approved these performance measures for the Company's annual incentive plan and these measures were included at both the corporate and divisional levels. For Division NEOs, the team performances were weighted 75% on Division operating measures and 25% on YUM team performance.

	Team Performance							
NEO	Measures	Min	Target	Max	Actual	Earned Award as % of Target	Weighting	Final Team Performance
Turner	Core Operating Profit[1]	$2,583MM	$2,703MM	$2,790MM	$2,684MM	92	50%	46
Gibbs	*Growth %*	*2.94%*	*7.73%*	*11.19%*	*6.98%*			
Roy	Same-Store Sales Growth[2]	0.4%	2.5%	5.2%	2.8%	113	25%	28
Skeans	System Net-New Units	1,800	2,400	2,640	1,939	62	25%	16
	Unit Growth %	*2.9%*	*3.9%*	*4.3%*	*3.2%*			
	FINAL YUM TEAM FACTOR							**90**
Tresvant	Core Operating Profit[1]	$1,059MM	$1,115MM	$1,154MM	$1,129MM	134	50%	67
	Growth %	*3.00%*	*8.50%*	*12.25%*	*9.77%*			
	Same-Store Sales Growth[2]	1.50%	4.5%	7.50%	6.7%	173	25%	43
	System Net-New Units	245	325	360	273	68	25%	17
	Unit Growth %	*2.8%*	*3.7%*	*4.1%*	*3.1%*			
	Total Weighted Team Performance — Taco Bell (75%)							127
	Total Weighted Team Performance — YUM (25%)							90
	FINAL TB TEAM FACTOR							**118**
Powell	Core Operating Profit[1]	$375MM	$391MM	$401MM	$340MM	0	50%	0
	Growth %	*2.0%*	*6.0%*	*8.75%*	*(7.79)%*			
	Same-Store Sales Growth[2]	0.0%	1.5%	3.0%	(1.30)%	0	25%	0
	System Net-New Units	190	345	430	(251)	0	25%	0
	Unit Growth %	*0.9%*	*1.7%*	*2.1%*	*(1.2)%*			
	Total Weighted Team Performance — PH Global (75%)							0
	Total Weighted Team Performance — YUM (25%)							90
	FINAL PH TEAM FACTOR							**23**

(1) See pages 31-32 and 36-38 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2025 for a discussion of Core Operating Profit in 2025. Core Operating Profit Growth as referenced above excludes the impacts of foreign currency translation and lapping the 53rd week in 2025.

(2) Same-Store Sales Growth excludes the impact of foreign currency translation.

Individual Performance

Each NEO's individual performance factor is determined by the Committee based upon its subjective determination of the NEO's individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year. Performance categories considered by the Committee include the NEO's performance in: Fostering Unrivaled Culture and Talent; Driving Bold Restaurant Development; Building Relevant, Easy and Distinctive Brands; Developing Unmatched Operating Capability; Driving ESG Progress in Key Areas of People, Food and Planet; and Delivering on Shareholder Promises. The Committee's determinations with respect to the individual performance of our NEOs is set forth below from pages 45 to 51.

C. Long-Term Equity Incentives (Performance- and Time-Based)

We provide performance- and time-based equity awards weighted 75% and 25% respectively to our NEOs. These awards are designed to encourage long-term decision making that creates shareholder value, as well as to foster retention of executive talent. We use equity vehicles that motivate and balance the tradeoffs between short-term and long-term performance.

Our NEOs are awarded long-term incentives annually based on the Committee's subjective assessment of the following items for each NEO (without assigning weight to any particular item):

- Prior year individual and team performance
- Expected contribution in future years
- Consideration of the market value of the executive's role compared with similar roles in our Executive Peer Group
- Retention considerations
- Achievement of stock ownership guidelines

Equity Mix

Each year, the Committee reviews the mix of long-term incentives. For 2025, the Committee continued to choose SAR, RSU and PSU awards, because these equity vehicles focus and reward management for enhancing long-term shareholder value, thereby aligning our NEOs with the interests of our shareholders.

At the beginning of 2025, the Committee determined a target grant value for each NEO (based on time in role, performance and market practice) and the split of that value between SAR, RSU and PSU grants. For each NEO, the target grant value was allocated 25% to SAR, 25% to RSU and 50% to PSU grants. For each NEO, the breakdown between SAR, RSU and PSU award values can be found under the Summary Compensation Table, page 59 at columns e and f.

Stock Appreciation Rights Awards

Under our LTIP, we granted our NEOs SAR awards in 2025. The Committee believes that SARs reward long-term value-creation generated from sustained results. They are, therefore, strongly linked to and based on, the performance of YUM common stock. In 2025, we granted each of our NEOs SARs which have ten-year terms and vest over four years. The exercise price of each SAR award was based on the closing market price of the underlying YUM common stock on the date of grant. Therefore, our NEOs will only realize value from the SAR awards if they are successful in increasing the share price above the awards' exercise price.

Restricted Stock Unit Awards

Under our LTIP, we also granted our NEOs RSU awards in 2025. Like SARs, these RSU awards vest ratably over a four-year period at 25% per-year. The Committee believes that having RSUs in the compensation mix is appropriate to incentivize and retain executives and is consistent with shareholder preferences and market practice.

Performance Share Awards

Pursuant to the Performance Share Plan under our LTIP, we granted our NEOs PSU awards in 2025. These PSU awards are earned based on performance against target metrics which include 50% System Sales Growth and 50% Core Operating Profit Growth, with a TSR modifier relative to the S&P 500 Consumer Discretionary Index. The TSR modifier can increase or decrease earned payouts by up to 25% (but cannot result in a payout exceeding 200%). Incorporating System Sales Growth, Core Operating Profit Growth and TSR supports the Company's pay-for-performance philosophy while diversifying performance criteria by using certain measures not used in the annual bonus plan and aligning our NEOs' reward with the creation of shareholder value. The target, threshold and maximum number of shares that may be paid under these awards for each NEO are described at page 61.

For the performance period covering 2025 – 2027, each NEO will earn a percentage of his or her target PSU award, with 50% of the payout based on System Sales Growth and the other 50% based on Core Operating Profit Growth targets, with a TSR modifier relative to the S&P 500 Consumer Discretionary Index, as set forth in the table below:

50% SYSTEM SALES GROWTH			50% CORE OPERATING PROFIT GROWTH			TSR RELATIVE TO S&P 500 CONSUMER DISCRETIONARY INDEX	
2025-2027 CAGR	Payout %		2025-2027 CAGR	Payout %		TSR Percentile Ranking	Modifier %
9%	200%		10%	200%		>79th	1.250
8%	150%	+	9%	150%	X	60th – 79th	1.125
7%	100%		8%	100%		40th – 59th	1.000
4%	35%		4%	35%		20th – 39th	0.875
<4%	0%		<4%	0%		<20th	0.750

Dividend equivalents will accrue during the performance period and will be distributed as additional shares but only in the same proportion and at the same time as the original awards are earned. If no shares are earned, no dividend equivalents will be paid.

III. 2025 Named Executive Officer Total Direct Compensation and Performance Summary

Below is a summary of each of our NEOs' total direct compensation – which generally includes base salary, annual performance-based cash bonuses, and long-term equity incentives – and an overview of their 2025 performance relative to our annual and long-term incentive performance goals. The process the Committee used to determine each officer's 2025 compensation is described more fully in "How Compensation Decisions Are Made" beginning on page 52. Because Mr. Gibbs was the Company's CEO for the majority of 2025 and when CEO compensation and goals were set at the beginning of the year, discussion of his 2025 compensation and performance against Committee-approved goals is more expansive relative to Mr. Turner and the other NEOs.

CEO Compensation

David Gibbs
Former Chief Executive Officer

2025 Performance Summary

Our Board, under the leadership of the Committee Chair, approved Mr. Gibbs' goals as our CEO at the beginning of the year and conducted a mid-year and year-end evaluation of his performance. These evaluations included a review of his leadership, performance versus pre-established goals including business results, leadership in the development and implementation of Company strategies, and development of Company culture and talent.

The Committee determined that Mr. Gibbs' overall performance for 2025 merited an individual factor of 120. This individual factor was combined with YUM's team factor of 90 (discussed at page 43) resulting in a slightly above target annual cash bonus. The Committee's determination of his individual factor was based on its subjective assessment of Mr. Gibbs' performance against his previously established goals which included the following items (without assigning a weight to any particular item):

- **Driving Bold Restaurant Development and Returns** – Modernized concepts in furtherance of global development momentum, including flagship KFC restaurants in Prague and Rome, strategic market entry in Zambia for KFC and entry into five new international markets at Taco Bell; delivered 3% unit growth, reflecting another year of impressive development and a strong foundation with well capitalized franchisees, portfolio diversity and strategic development agreements;
- **Developing Unmatched Operating Capability** – Championed rapid adoption of generative artificial intelligence (AI) tooling across the enterprise, including corporate employee population, AI-driven marketing at scale and voice AI solutions to accelerate growth and productivity; scaled proprietary Byte by Yum! digital tools across 30,000+ restaurants to support restaurant-level management decision making; achieved record-breaking digital sales of nearly $40 billion and digital sales mix of nearly 60%, fueled by increases in loyalty customers at Taco Bell and kiosk adoption and aggregator partnerships at KFC;
- **Building Relevant, Easy and Distinctive Brands** – Drove innovative approaches across the brands to adapt to changing consumer trends and preferences in furtherance of global development momentum, including beverage forward design and global expansion at Taco Bell and introduction of Kwench as a branded beverage destination at KFC across multiple regions;
- **Delivering on Shareholder Promises** – Achieved strong Core Operating Profit Growth of 7% and Same-Store Sales Growth of 3% in support of the Company's long-term growth algorithm, each fueled by strength in twin growth engines, Taco Bell US and KFC International;
- **Driving ESG in Key Areas of People, Food and Planet** – Achieved 25% emissions reduction in Company-owned restaurants and corporate offices compared to 2019; continued integration of sustainable practices in our restaurants to drive energy, cost and operational efficiencies, including energy management systems and energy efficient equipment; invested in improved emissions and sustainability data systems and created new supply chain roles to further embed responsible and resilient practices into the Company's global procurement strategy; and
- **Fostering Unrivaled Culture and Talent** – Facilitated smooth transition as Chris Turner successfully assumed the CEO role on October 1, 2025, supported by strong stakeholder engagement to help inform and inspire confidence in long-term strategy; continued to develop and strengthen global leadership pipeline of high-potential leaders to enable successful YUM and brand succession planning for senior leadership roles, including brand CEO roles, deepening enterprise-wide expertise and experience.

2025 Committee Decisions

In January 2025, the Committee made the following determinations with respect to Mr. Gibbs' compensation:
- Base salary was increased to $1,400,000;
- Annual cash bonus target percentage remained at 200% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $15,000,000;

These determinations were intended to recognize his performance, time in role, and to respond to compensation trends in our Executive Peer Group (defined at page 54).

These decisions regarding the components of the Company's annual executive compensation program positioned Mr. Gibbs' 2025 target total direct compensation between the 50th and the 75th percentile of the Company's Executive Peer Group for his position.

In June 2025 the Company announced that Mr. Gibbs would be stepping down as its CEO and assuming a non-executive special advisory role in support of Mr. Turner's appointment as CEO, both effective as of October 1, 2025. In August, 2025, the Committee recommended, and the Board approved the parameters of the special advisory role and related compensation for Mr. Gibbs, which was designed to support a smooth transition for Mr. Turner as CEO. The special advisory period for Mr. Gibbs runs from October 1, 2025 through January 3, 2027 (the "Special Advisor Period"). During the Special Advisor Period, Mr. Gibbs will serve as an advisor to Mr. Turner on a part-time basis on matters including, but not limited to, facilitating productive discussions between the Board and management, developing Board agendas and leading the development of organizational strategy. Mr. Gibbs' base salary remained unchanged for the period of October 1, 2025 through December 31, 2025, and he remained eligible for an annual cash bonus for the entire 2025 performance period under the YUM Leaders' Bonus Program. Beginning January 1, 2026 through the end of the Special Advisor Period, Mr. Gibbs will be paid $700,000 annually, and he will continue to be eligible to participate in the Company's benefit plans. During the Special Advisory Period, Mr. Gibbs will not be eligible for a 2026 bonus or equity awards, but will continue to vest in his existing equity awards, consistent with the terms of the Company's LTIP for retirement-eligible participants.

The graphics below illustrate Mr. Gibbs' direct compensation for 2025:

CEO Awarded Compensation Mix


7%
Base
16%
Bonus
19%
SARs
19%
RSUs
39%
PSUs
93%
Performance-based compensation

CEO Total Direct Compensation


Total: $20,861,526
$8,709,105
PSUs
$3,750,121
RSUs
$3,750,012
SARs
$3,024,000
Annual Bonus
$1,380,769 Salary
Total Long-Term Equity Incentive Compensation
Total Annual Cash Compensation
Total Annual Compensation
Fixed

Chris Turner
Chief Executive Officer

2025 Performance Summary

The Committee determined that Mr. Turner's performance merited a 120 individual performance factor. Mr. Turner's 2025 goals were prepared prior to his appointment to the CEO position and reflect goals related to his prior role as Chief Financial Officer ("CFO"). In awarding the 120 individual performance factor, the Committee recognized Mr. Turner's role in delivering 7% Core Operating growth and 5% System Sales growth for the year in a challenging economic environment. In addition, the Committee recognized Mr. Turner's leadership in successfully implementing organizational strategies designed to better leverage the Company's scale, strengthening workforce capabilities and optimizing

organizational structure. The Committee also considered Mr. Turner's role in initiating the review of strategic options for the Pizza Hut Division, as well as meaningful enhancements to YUM's supply chain function through a new Global Supply Chain Center of Excellence, which delivered nearly $100 million in savings for franchisees in 2025. Mr. Turner's individual factor was combined with YUM's team factor of 90 (discussed at page 43) to calculate his annual cash bonus.

2025 Committee Decisions

In January 2025, the Committee made the following determinations with respect to Mr. Turner's compensation:

- Base salary was increased to $1,000,000;
- Annual cash bonus target increased to 140% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $4,100,000;

These adjustments were intended to recognize his performance, time in role and to better align with market compensation norms and internal peer equity.

These adjustments positioned Mr. Turner's 2025 total direct compensation between the 50th and 75th percentiles of the Company's Executive Peer Group (defined at page 54) for the CFO position.

In June, the Committee made the following recommendations with respect to Mr. Turner's compensation, which were approved by the Board effective October 1, 2025, in connection with his appointment to CEO:

- Base salary was increased to $1,100,000 on a prorated basis;
- Annual cash bonus target increased to 200% of base salary on a prorated basis;
- Additional long-term incentive equity awards of $1,500,000, consisting of SARs (25%), RSUs (25%) and PSUs (50%) covering the 2025-2027 performance period;

At this time, the Committee also recommended, and the Board approved, an annual long-term equity incentive award grant value of $10,100,000 for Mr. Turner for the 2026 compensation year to be granted in February 2026 in SARs (25%), RSUs (25%) and PSUs (50%) covering the 2026-2028 performance period. These adjustments were intended to recognize his appointment to the CEO role and better align with market compensation norms, and remained subject to the Committee's ordinary review and annual approval process for NEO compensation in January 2026.

These further adjustments positioned Mr. Turner's 2026 total direct compensation at approximately the 25th percentile of the Company's Executive Peer Group (defined at page 54) for the CEO role.

Other NEO 2025 Total Direct Compensation

Ranjith Roy
Chief Financial Officer

2025 Performance Summary

Mr. Roy was appointed as the Company's CFO effective October 1, 2025, and served as the Company's Chief Strategy Officer and Treasurer prior to his appointment to CFO. The Committee determined that Mr. Roy's performance merited a 115 individual performance factor. The Committee recognized Mr. Roy's leadership in advancing the Company's strategic planning to encompass long-term goals and growth investments, and strong execution of capital markets transactions in debt refinancing and interest rate hedging. The Committee also commended Mr. Roy's oversight of global M&A where the Company completed strategic acquisitions for Taco Bell, KFC and the expansion of Saucy! by KFC, while also contributing to the assessments that led to the review of strategic options for the Pizza Hut Division. In addition, the Committee highlighted Mr. Roy's success in standardizing sourcing policies across YUM and its brands, driving savings in indirect procurement, and strengthening strategic partnerships with aggregators, beverage providers and technology partners. Mr. Roy's individual factor was combined with YUM's team factor of 90 (discussed at page 43) to calculate his annual cash bonus.

2025 Committee Decisions

In August 2025, the Committee made the following recommendations with respect to Mr. Roy's compensation, which were approved by the Board effective October 1, 2025, in connection with his appointment to the CFO position:

- Base salary was set at $700,000 on a prorated basis;
- Annual cash bonus target set at 100% of base salary on a prorated basis;
- Grant value of annual long-term incentive equity awards was set at $1,500,000 (beginning with the 2026 annual grant awards);

These adjustments were intended to correlate with his newness in role and to align with market compensation norms and internal peer equity, and remained subject to the Committee's ordinary review and annual approval process for NEO compensation in January 2026.

Sean Tresvant
Chief Executive Officer, Taco Bell Division and Chief Consumer Officer, YUM

2025 Performance Summary

The Committee determined that Mr. Tresvant's 2025 performance merited a 130 individual performance factor. The Committee commended Mr. Tresvant's leadership in achieving 7% Same-Store Sales Growth in a challenging environment, evidencing promising market share gain in the U.S. In addition, he was recognized for Taco Bell's impressive 8% System Sales Growth and 10% Core Operating Profit Growth performance. The Committee also considered his role in continuing to innovate in consumer engagement through enhancements to Live Más Live and innovations in investor engagement through the Live Más Consumer Day, a first of its kind event. The Committee also noted Mr. Tresvant's efforts in driving Taco Bell's development in 2025, opening 376 gross new restaurants, which included 155 international units across ten markets, five of which were new global markets for Taco Bell, including Greece, Sweden, India, Serbia and Ecuador. The Committee also took note of Mr. Tresvant's success in new concept expansion, with Taco Bell opening 31 new Live Más Cafes during the year. Mr. Tresvant's individual factor was combined with TB's team factor of 118 (discussed at page 43) to calculate his annual cash bonus.

2025 Committee Decisions

In January 2025, the Committee made the following determinations with respect to Mr. Tresvant's compensation:

- Base salary was increased to $1,000,000;
- Annual cash bonus target increased to 140% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $4,100,000;

These adjustments were intended to recognize his performance and to better align with market compensation norms and internal peer equity.

Additionally, in January, the Committee also approved a cliff-vesting retention award of $5,000,000 in RSUs, which will vest 100% at the end of the four-year retention period. When considering the need for this award, the Committee recognized Mr. Tresvant's exemplary performance leading the Taco Bell Division, the importance of senior leadership retention, the impact of a potential CEO transition within the Company's existing leadership structure and the highly competitive labor market in the large QSR sector, particularly given YUM's reputation for leadership talent.

In August, the Committee made the following determinations with respect to Mr. Tresvant's compensation, effective October 1, 2025 in connection with his appointment to the additional role of Chief Consumer Officer, YUM:

- Base salary remained at $1,000,000;
- Annual cash bonus target increased to 150% of base salary on a prorated basis;
- Grant value of annual long-term incentive equity awards was increased to $5,000,000 (beginning with the 2026 annual grant awards);

Proxy Statement

These adjustments were intended to recognize his performance, appointment to the additional role of YUM Chief Consumer Officer and to better align with market compensation norms and internal peer equity, and remained subject to the Committee's ordinary review and annual approval process for NEO compensation in January 2026.

Proxy Statement

Tracy L. Skeans
Chief Operating Officer and Chief People and Culture Officer

2025 Performance Summary

The Committee determined that Ms. Skeans' performance merited a 130 individual performance factor. The Committee recognized Ms. Skeans' leadership in achieving 7% Core Operating Profit growth and 5% System Sales growth. The Committee also commended Ms. Skeans' success in leading organizational restructure and change management initiatives designed to better leverage YUM's scale as well as modernizing the employee experience through a new People and Culture operating model. In addition, the Committee noted Ms. Skeans' efforts in aligning "Future of Work" strategies and new industry-leading restaurant HR technologies with measurable improvements to team member engagement, productivity and turnover. The Committee also highlighted Ms. Skeans' leadership in ensuring a successful CEO transition as well as navigating key business, people and culture considerations during the strategic review of the Pizza Hut Division. Moreover, the Committee recognized Ms. Skeans' role in strengthening senior leadership depth and stability through targeted development, coaching and succession planning processes along with scaling leadership and accelerator programs across the broader YUM system. Ms. Skeans' individual factor was combined with YUM's team factor of 90 (discussed at page 43) to calculate her annual cash bonus.

2025 Committee Decisions

In January 2025, the Committee made the following determinations with respect to Ms. Skeans' compensation:
- Base salary was increased to $1,000,000;
- Annual cash bonus target was increased to 140% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $4,100,000;

These adjustments were intended to recognize Ms. Skeans' performance, time in role and to better align with market compensation norms and internal peer equity.

Additionally, in January, the Committee also approved a cliff-vesting retention award grant of $5,000,000 in RSUs, which will vest 100% at the end of the three-year retention period. When considering the need for this award, the Committee recognized Ms. Skeans' unique role as the head of multiple functions as well as the importance of her position in supporting a seamless CEO transition should one occur within the Company's existing leadership structure. The Committee also considered the highly competitive labor market in the large QSR sector, particularly given YUM's reputation for leadership talent as well as Ms. Skeans' leadership tenure.

Aaron Powell
Chief Executive Officer, Pizza Hut Division

2025 Performance Summary

The Committee determined that Mr. Powell's performance merited a 100 individual performance factor. The Committee recognized Mr. Powell's commitment to Fostering Unrivaled Culture and Talent by delivering strong overall progress on improved team member experiences. In addition, the Committee recognized Mr. Powell's success in Building Relevant, Easy and Distinctive Brands, highlighting the expansion and growth of Crafted Flatzz in 29 markets with strong results globally. Mr. Powell's individual factor was combined with PH's team factor of 23 (discussed at page 43) to calculate his annual cash bonus.

2025 Committee Decisions

In January, the Committee made the following determinations with respect to Mr. Powell's compensation:

▪ Base salary was increased to $1,000,000;

▪ Annual cash bonus target percentage was increased to 140% of base salary;

▪ Grant value of annual long-term incentive equity awards was increased to $4,100,000;

These adjustments were intended to recognize performance in role, incentivize strong results and to better align with market compensation norms and internal peer equity.

In October 2025, following the Company's announcement of the strategic options review for the Pizza Hut Brand, the Committee approved a retention agreement for Mr. Powell designed to provide leadership continuity at Pizza Hut during the strategic options review process and to maximize the effectiveness of that process for the Company and its shareholders. Under the retention agreement, Mr. Powell's base salary and annual cash bonus target percentage remain unchanged for 2026. Mr. Powell is eligible to receive a prorated bonus for 2026 based on his actual individual factor and actual team factor, in the event that prior to December 31, 2026, he is no longer employed with Pizza Hut or the Pizza Hut business is no longer part of the Company. Mr. Powell will not receive annual equity grants for 2026 under the Company's LTIP. The retention agreement also provides for cash retention bonuses payable upon Mr. Powell's continued employment through specified dates and the achievement of strategic review milestones. The aggregate payments under the retention agreement may not exceed $6,000,000.

IV. Retirement and Other Benefits

Retirement Benefits

We offer several types of competitive retirement benefits. The YUM! Brands Retirement Plan ("Retirement Plan") is a broad-based qualified plan designed to provide a retirement income based on years of service with the Company and average annual earnings. The Retirement Plan is U.S.-based and was closed to new salaried entrants in 2001. Mr. Gibbs and Ms. Skeans are active participants in the Retirement Plan.

For executives hired or re-hired after September 30, 2001, the Company implemented the Leadership Retirement Plan ("LRP"). LRP is an unfunded, unsecured account-based retirement plan which allocates a percentage of pay to an account payable to the executive following the executive's separation of employment from the Company. For 2025, Messrs. Turner, Roy, Tresvant and Powell were eligible for LRP. Under LRP, Messrs. Turner, Roy, Tresvant and Powell received an annual allocation to their accounts equal to 4% of their base salary and target bonus and will receive an annual earnings credit that is equivalent to the Moody's Aaa Corporate Bond Yield Average for maturities 20 years and above (5.67% as of December 31, 2025) on the balance. Benefits payable under these plans are described in more detail beginning on page 64.

Medical, Dental, Life Insurance and Disability Coverage

We also provide other benefits such as medical, dental, life insurance and disability coverage to each NEO through benefit plans, which are also offered to all eligible U.S.-based salaried employees. Eligible employees can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. Our broad-based employee disability plan limits the annual benefit coverage to $300,000.

Other Benefits

The Company provides a very limited number of other benefits to our NEOs. Mr. Gibbs and his spouse were required to use company-owned aircraft, charter or approved commercial aircraft for personal as well as business travel pursuant to the Company's executive security program established by the Board. Our program provides that any costs for the CEO's personal aircraft use of above $200,000 will be reimbursed to the Company in accordance with the requirements of the Federal Aviation Administration regulations. We do not provide tax gross-ups on the personal use of the company-owned, charter or approved commercial aircraft. This program also applied to Mr. Turner and his spouse effective October 1, 2025. For 2025, the incremental cost of Mr. Gibbs' and Mr. Turner's personal use of company-owned, charter or commercial aircraft was $121,205 and $45,539, respectively (the threshold for reimbursement costs was prorated to $50,000 for Mr. Turner).

V. How Compensation Decisions Are Made

Shareholder Outreach, Engagement and 2025 Advisory Vote on NEO Compensation

At our 2025 Annual Meeting of Shareholders, greater than 90% of votes cast on our annual advisory vote on NEO compensation were in favor of our NEOs' compensation program as detailed in our 2025 proxy statement. During 2025, we continued our shareholder outreach program to better understand our investors' opinions on our compensation practices and respond to their questions. Committee members and management team members from compensation, investor relations and legal continued to be directly involved in engagement efforts that served to reinforce our open-door policy. The efforts included:

- Contacting our largest 35 shareholders, representing ownership of more than 60% of our shares;
- Dialogue with proxy advisory firms;
- Investor road shows and conferences; and
- Presenting shareholder feedback to the Committee.

Our annual engagement efforts allow many shareholders the opportunity to provide feedback. The Committee carefully considers shareholder and advisor feedback, among other factors discussed in this CD&A, in making its compensation decisions. Shareholder feedback, including the 2025 voting results on NEO compensation, has influenced and reinforced a number of compensation design changes over the years, including:

- Added a 50% holding requirement to the stock ownership guidelines applicable to approximately 200 of our senior employees, including the NEOs.
- Continued benchmarking of CEO compensation within a range of market values around the median of our Executive Peer Group.
- Changed performance metrics under our annual PSU awards (Earnings Per Share and/or TSR in prior years; Core Operating Profit Growth, System Sales Growth and TSR since 2022).
- Changed PSU award metrics to include the Company's 3-year average TSR relative to the companies in the S&P 500 Consumer Discretionary Index, rather than the average relative to the entire S&P 500.
- Beginning in 2022, changed our equity mix for NEOs to 50% PSUs, 25% SARs and 25% RSUs, to better align with business objectives, shareholder preferences and market practice.

The Company and the Committee appreciate the feedback from our shareholders and plan to continue these engagement efforts going forward.

Role of the Committee

Compensation decisions are ultimately made by the Committee using its judgment, focusing primarily on each NEO's performance against his or her financial and strategic objectives, qualitative factors and the Company's overall performance. The Committee considers the target total direct compensation of each NEO and retains discretion to make decisions that are reflective of overall business performance and each executive's strategic contributions to the business. In making its compensation decisions, the Committee typically follows the annual process described below, but adds additional meetings or modifies the timing of elements of the process when necessary to address important business considerations.

COMMITTEE ANNUAL COMPENSATION PROCESS

January	March	August	November
• Evaluates and approves CEO and direct reports' performance against pre-established goals and compensation decisions • Approves bonus and performance share plan results for the prior year • Approves bonus and performance share plan metrics, targets and leverage for the current year • Reviews tally sheets • Confirms CEO and CEO's direct reports meet ownership guidelines	• Completes compensation risk assessment • Conducts independence analysis of compensation consultant, retaining sole authority to continue or terminate its relationship with outside advisors, including consultant • Reviews and approves inclusion of CD&A in proxy statement	• Reviews compensation trends • Mid-Year update to full Board on CEO's progress against goals • Evaluates feedback from shareholders and proxy advisors	• Reviews competitive analysis/benchmarking for CEO and direct reports • Reviews bonus and performance share plan metrics, targets and leverage recommendations for the following year • Reviews market analysis of Director compensation and makes recommendations to Board

Role of the Independent Consultant

The Committee's charter states the Committee may retain outside compensation consultants, lawyers or other advisors. The Committee retains an independent consultant, Meridian Compensation Partners, LLC ("Meridian"), to advise it on certain compensation matters. The Committee has instructed Meridian that:

- it is to act independently of management and at the direction of the Committee;
- its ongoing engagement will be determined by the Committee;
- it is to inform the Committee of relevant trends and regulatory developments;
- it is to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to the Company for the NEOs; and
- it is to assist the Committee in its determination of the annual compensation package for our CEO and other NEOs.

The Committee considered the following factors, among others, in determining that Meridian is independent of management and its provision of services to the Committee did not give rise to a conflict of interest:

- Meridian did not provide any services to the Company unrelated to executive compensation;
- Meridian has no business or personal relationship with any member of the Committee or management; and
- Meridian's partners and employees who provide services to the Committee are prohibited from owning YUM stock per Meridian's firm policy.

Comparator Compensation Data

Our Committee evaluates our NEO total target direct compensation levels by comparing them against similarly situated executives at companies that comprise our Executive Peer Group as one of the factors in setting executive compensation. The Executive Peer Group is made up of retail, hospitality, food, nondurable consumer goods companies, specialty eatery and quick service restaurants, as these represent the sectors with which the Company is most likely to compete for executive talent. The companies selected from these sectors must also be reflective of the overall market characteristics of our executive talent market, relative leadership position in their sector, size as measured by revenues, complexity of their business, and in many cases, global reach.

In addition to the Executive Peer Group, beginning with our 2025 NEO compensation, the Committee may also consider the compensation of CEOs at smaller restaurant companies in making its pay decisions, as the Company's senior executives are often seen as attractive candidates for CEO roles at such companies. This information is useful to the Committee given the Company's long track record of success in developing capable leaders who are often approached for the top leadership roles at other, smaller restaurant companies. By considering this information in connection with the Executive Peer Group, the Committee may be better positioned to retain talent that is highly sought after, critical to YUM achieving its strategies and/or potential candidates for our CEO role.

Executive Peer Group

The Committee periodically reviews the peer group to ensure it reflects desired comparisons and appropriate size range. In November 2024, the Committee approved the peer group to be used for NEO pay determinations beginning in 2025 (the "Executive Peer Group"). The updates to the Executive Peer Group were made to better align the size of the peer group companies with YUM and include companies in relevant industry sectors. Many of these companies have a global reach and multiple brands. The Executive Peer Group used for 2025 pay determinations for all NEOs is comprised of the following companies:

Chipotle Mexican Grill, Inc.	The Estee Lauder Companies, Inc.	The Kraft Heinz Corporation	Ralph Lauren Corporation
The Coca Cola Company	General Mills, Inc.	Lululemon Athletica	Restaurant Brands International, Inc.
Colgate-Palmolive Company	Hilton Worldwide Holdings, Inc.	Marriott International, Inc.	Starbucks Corporation
Darden Restaurants, Inc.	Kellanova	McDonald's Corporation	V.F. Corporation
Domino's Pizza, Inc.	Kimberly-Clark Corporation	Mondelez International, Inc.	

At the time a benchmarking analysis was prepared in November 2024, the Executive Peer Group's median annual revenues were $12.8 billion, while YUM equivalent annual revenues were estimated at $17.5 billion (calculated as described below).

For companies with significant and global franchise operations, measuring size can be complex. In 2025, the Company's system of global restaurants delivered approximately $68 billion in system sales. Management responsibilities encompass more than just the revenues and operations directly owned and operated by the Company and include responsibilities for managing relationships with franchisees and developing and implementing global growth strategies. Specific responsibilities include managing and implementing product introductions, specifications and supply, management of vendors, marketing, technological innovations and implementations, payment collections, risk management, including setting and monitoring food safety standards, protection of the Company's trademarks and other intellectual property, new unit development, and customer satisfaction and overall operations improvements across the entire franchise system. As a result of accelerating growth in recent years, the Company's leadership now oversees approximately 290 brand-country combinations and approximately 1,500 franchisees. To appropriately reflect this complexity in calibrating the size of our organization and underlying operating divisions during the 2024 benchmarking process, our philosophy was to add 25% of franchisee and licensee sales to the GAAP-reported Company sales to establish an appropriate revenue benchmark. The reason for this approach was twofold:

▪ Market-competitive compensation opportunities are related to scope of responsibility, often measured by company size, *i.e.*, revenues; and

▪ Scope of responsibility for a franchising organization lies between corporate-reported revenues and system-wide sales.

Peer groups of other globally prominent companies similarly include companies where the median revenue scope of those peers are materially above the reported corporate revenue. This likely reflects the same assessments of complexity and reach and accordingly appropriate company size profiles. We believe this approach is measured and reasoned in its approach to calibrating market competitive compensation opportunities without using organizations unduly larger than the Company.

Competitive Positioning and Setting Compensation

At the beginning of 2025, the Committee considered Executive Peer Group compensation data as a frame of reference for establishing compensation targets for base salary, annual cash bonus and long-term incentive awards for each NEO. In making compensation decisions, the Committee considers market data for comparable positions to each of our NEO roles. The Committee reviews market data and makes a decision for each NEO, including base salary, target bonus and target long-term incentive award value. NEO pay decisions for these compensation elements are positioned most often in a range around market median for each element of compensation, but can span from below median to the top quartile, depending on the individual facts and circumstances applicable to each executive, including role, level of responsibility, experience, individual performance and potential of each NEO. The Committee reviews the NEOs' compensation and performance annually.

VI. Compensation Policies and Practices

Below are compensation and governance best practices we employ that provide a foundation for our pay-for-performance program and align our program with Company and shareholder interests.

We Do	We Don't Do
✓ Have an independent compensation committee (Management Planning & Development Committee), which oversees the Company's compensation policies and strategic direction	✗ Employment agreements for NEOs and executive officers
✓ Directly link Company performance to pay outcomes	✗ Re-pricing of SARs
✓ Have executive ownership guidelines that are reviewed annually against Company guidelines	✗ Grants of SARs with exercise price less than fair market value of common stock on date of grant
✓ Have a "clawback" policy under which the Company may recoup compensation if executive's conduct results in significant financial or reputational harm to Company or in the event of a financial restatement	✗ Permit executives to hedge or pledge Company stock
✓ Make a substantial portion of NEO target pay "at risk"	✗ Payment of dividends or dividend equivalents on PSUs unless or until they vest
✓ Have double-trigger vesting of equity awards upon a change in control	✗ Excise tax gross-ups upon change in control
✓ Utilize an independent Compensation Consultant	✗ Excessive executive perquisites, such as country club memberships
✓ Incorporate comprehensive risk mitigation into plan design	
✓ Periodically review our Executive Peer Group to align appropriately with Company size and complexity	
✓ Evaluate CEO and executive succession plans	
✓ Conduct annual shareholder engagement program to obtain feedback from shareholders for consideration in annual compensation program design	

Proxy Statement

YUM's Executive Stock Ownership Guidelines

The Committee has established stock ownership guidelines for approximately 200 of our senior employees, including the NEOs. These guidelines were last updated in August 2023 after the Committee's review of prevailing market practice. Under our current guidelines, our NEOs are subject to a 50% holding requirement with respect to each equity award granted, until the ownership guidelines are satisfied. In determining whether the guidelines are met, shares owned outright and vested in-the-money SARs are counted, while all unvested awards (including PSUs, RSUs and SARs) and SARs that are not in-the-money are not. If a NEO or other executive does not meet his or her ownership guidelines, he or she may not be eligible for a long-term equity incentive award. At the end of 2025, all NEOs then subject to guidelines met or exceeded their ownership guidelines.

NEO	Ownership Guidelines	Shares Owned[1]	Value of Shares[2]	Multiple of Salary
Turner	7x base salary	95,645	$ 14,469,176	14.5
Roy[3]	3x base salary	271	$ 40,997	0.1
Tresvant[3]	3x base salary	8,940	$ 1,352,443	1.4
Skeans	3x base salary	78,193	$ 11,829,037	11.8
Powell	3x base salary	26,650	$ 4,031,612	4.0

(1) Shares Owned is calculated as of December 31, 2025 and represents shares beneficially owned outright, shares underlying vested in-the-money SARs, and all shares to be received under the Company's Executive Income Deferral ("EID") Program. Calculation does not include unvested awards.

(2) Value of Shares is based on YUM closing stock price of $151.28 as of December 31, 2025.

(3) Mr. Turner became CEO in October of 2025, and has up to five years to reach the target level of ownership set forth in our Ownership Guidelines for that role. Prior to his appointment to CEO, Mr. Turner was subject to the 3x base salary ownership requirement for the CFO position and had a 9.8 multiple of salary in 2024. Mr. Roy became CFO in October 2025 and has up to five years to reach the target level of ownership for that role. Mr. Tresvant became CEO of Taco Bell Division in January 2024 and has up to five years to reach the target level of ownership for that role.

Payments upon Termination of Employment

The Company does not have agreements with its executives concerning payments upon termination of employment except in the case of a change in control of the Company. The Committee believes these are appropriate agreements for retaining NEOs and other executive officers to preserve shareholder value in case of a potential change in control. The Committee periodically reviews these agreements and other aspects of the Company's change-in-control program.

The Company's change-in-control agreements, in general, entitle certain executives who are direct reports to our CEO and are terminated other than for cause within two years of the change in control, to receive a benefit of two times salary and bonus. The terms of these change-in-control agreements are described beginning on page 69.

The Company does not provide tax gross-ups for executives, including the NEOs, for any excise tax due under the Internal Revenue Code and has implemented a "best net after-tax" approach to address any potential excise tax imposed on executives. If any excise tax is due, the Company will not make a gross-up payment, but instead will reduce payments to an executive if the reduction will provide the NEO the best net after-tax result. If full payment to a NEO will result in the best net after-tax result, the full amount will be paid, but the NEO will be solely responsible for any potential excise tax payment. Also, the Company has implemented "double trigger" vesting for equity awards, pursuant to which outstanding awards will fully and immediately vest only if the executive is employed on the date of a change in control of the Company and is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control.

In case of retirement, the Company provides retirement benefits described above, life insurance benefits (to employees eligible under the Retirement Plan), the continued ability to exercise vested SAR awards and to vest in annual SAR and RSU awards granted at least one year prior to retirement, and the ability to vest in PSU awards on a pro-rata basis.

With respect to consideration of how these benefits fit into the overall compensation policy, the change-in-control benefits are reviewed from time to time by the Committee for competitiveness. The Committee believes the benefits provided in case of a change in control are appropriate, support shareholder interests and are consistent with the policy of attracting and retaining highly qualified employees.

YUM's Equity Award Granting Practices

Historically, we have fixed the dollar amount of annual SAR awards and, beginning in 2022, annual RSU awards at the Committee's January meeting. This meeting date is set by the Board of Directors more than six months prior to the actual meeting. The Committee sets the annual grant date for these awards as the second business day after our fourth quarter earnings release. The exercise or grant price of these awards is set as the closing price on the date of grants. We ordinarily determine grant amounts at the same time other elements of annual compensation are determined so that we can consider all elements of compensation when authorizing the grants. We do not backdate or make grants retroactively. In addition, we do not time such grants in coordination with our possession or release of material, non-public or other information, nor do we time the release of material, non-public information for the purpose of affecting the value of executive compensation.

During 2025, we did not grant any awards of SARs or stock options to any NEO during any period beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

Grants may also be made on other dates the Board meets. These grants generally include CEO Awards, which are awards to individual employees (subject to Committee approval) in recognition of superlative performance and extraordinary impact on business results. These awards are currently made as RSUs which ordinarily vest after three years.

Management recommends the awards be made pursuant to our LTIP to the Committee, however, the Committee determines whether and to whom it will issue grants and determines the amount of the grant. The Board has delegated to our CEO and our Chief People and Culture Officer, the ability to make grants to employees who are not executive officers and whose grants are less than $1,000,000 in accounting value annually. In the case of these grants, the Committee sets all the terms of each award, except the actual number of SARs/RSUs, which is determined by our CEO and our Chief People and Culture Officer pursuant to guidelines approved by the Committee in January of each year.

Limits on Future Severance Agreement Policy

The Committee has adopted a policy to limit future severance agreements with our NEOs and our other executives. The policy requires the Company to seek shareholder approval for future severance payments to a NEO if such payments would exceed 2.99 times the sum of (a) the NEO's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the NEO by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs or, if higher, the executive's target bonus. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the NEOs or that predate the implementation of the policy, as well as any payment the Committee determines is a reasonable settlement of a claim that could be made by the NEO.

Compensation Recovery Policy

In June 2023, the SEC approved the NYSE's proposed rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. In November 2023, the Committee amended and restated our Compensation Recovery Policy (i.e., "clawback") to reflect these new requirements. In addition to requiring the recovery of compensation in the event of a financial restatement, our policy also permits the Committee to recover compensation in the event of other triggering events, including misconduct of covered employees that resulted in significant financial or reputational harm, a violation of Company policy, or contributed to the use of inaccurate metrics in the calculation of incentive compensation.

Hedging and Pledging of Company Stock

Under our Code of Conduct, no employee or director is permitted to engage in securities transactions that would allow them either to insulate themselves from, or profit from, a decline in the Company stock price. Similarly, no employee or director may enter into hedging transactions in the Company's stock. Such transactions include (without limitation) short sales as well as any hedging transactions in derivative securities (e.g. puts, calls, swaps, or collars) or other speculative transactions related to YUM's stock. Pledging of Company stock is also prohibited.

Proxy Statement


Management Planning and Development Committee Report

The Management Planning and Development Committee of the Board reports that it has reviewed and discussed with management the section of this proxy statement titled "Compensation Discussion and Analysis" and, on the basis of that review and discussion, recommended to the Board that the section be incorporated by reference into the Company's Annual Report on Form 10-K and included in this proxy statement.

THE MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE

Christopher M. Connor, *Chair*
Brian C. Cornell
Tanya Domier
Mirian M. Graddick-Weir
Thomas C. Nelson

The following tables provide information on the compensation of the NEOs for our 2025 fiscal year. The Company's NEOs are our current and former Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for our 2025 fiscal year determined in accordance with SEC rules.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($) (d)	Stock Awards ($)[2] (e)	Option/ SAR Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($)
David W. Gibbs Former Chief Executive Officer of YUM	2025	1,380,769	—	12,459,226	3,750,012	3,024,000	—	247,519	20,861,526
	2024	1,300,000	—	9,492,144	3,000,023	1,773,200	8,869,045	272,050	24,706,462
	2023	1,300,000	—	9,096,602	2,875,016	4,712,500	2,999,005	255,832	21,238,955
Chris Turner Chief Executive Officer of YUM	2025	1,020,288	—	4,651,763	1,400,032	1,842,862	—	215,517	9,130,462
	2024	921,154	—	2,373,212	750,027	963,480	—	144,575	5,152,448
	2023	896,154	—	2,175,374	687,522	1,875,938	—	109,370	5,744,358
Ranjith Roy Chief Financial Officer of YUM	2025	609,262	—	1,700,138	200,034	547,645	—	144,025	3,201,104
Sean Tresvant Chief Executive Officer of Taco Bell Division and YUM Chief Consumer Officer	2025	1,000,000	—	8,405,748	1,025,000	2,186,266	—	186,599	12,803,613
	2024	764,423	—	1,582,185	500,018	811,800	—	126,330	3,784,756
Tracy L. Skeans Chief Operating Officer and Chief People and Culture Officer of YUM	2025	997,981	—	8,405,748	1,025,000	1,638,000	330,747	18,395	12,415,871
	2024	921,154	—	2,254,457	712,503	757,020	1,186,089	13,900	5,845,123
	2023	896,154	—	2,175,374	687,522	1,957,500	375,582	12,176	6,104,308
Aaron Powell Chief Executive Officer of Pizza Hut Division	2025	995,962	—	3,405,686	1,025,000	322,000	—	148,773	5,897,421
	2024	846,154	—	1,977,559	625,022	163,200	—	114,449	3,726,384
	2023	821,154	1,000,000	1,779,851	562,504	948,338	—	98,804	5,210,651

(1) Salary amounts shown are not reduced to reflect the NEOs' elections, if any, to defer receipt of salary into the EID Program or into the Company's 401(k) plan.

(2) Stock Award amounts shown in this column represent the grant date fair values for PSUs granted in 2025, 2024 and/or 2023 and RSUs granted in 2025, 2024 and/or 2023. Further information regarding the 2025 awards is included in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Year-End" tables later in this proxy statement. The grant date fair value of the PSUs reflected in this column is the target payout based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the 2025 annual PSUs is 200% of target. For 2025, Mr. Gibbs' annual PSU maximum value at grant date fair value would be $17,418,209; Mr. Turner's' annual PSU maximum value at grant date fair value would be $6,503,213; Mr. Tresvant's annual PSU maximum value at grant date fair value would be $4,761,272; Ms. Skeans' annual PSU maximum value at grant date fair value would be $4,761,272; and Mr. Powell's annual PSU maximum value at grant date fair value would be $4,761,272. Mr. Roy was not granted PSUs in 2025, and therefore does not have an annual PSU maximum value.

(3) Option/SAR Award amounts shown in this column represent the grant date fair values of the SARs awarded in 2025, 2024 and/or 2023. For a discussion of the assumptions and methodologies used to value the awards reported in column (e) and column (f), please see the discussion of stock awards and option awards contained at Note 16 to the Consolidated Financial Statements in Item 8 of YUM's Form 10-K for the fiscal year ended December 31, 2025. See the "Grants of Plan-Based Awards" table on page 61 for details.

(4) Non-Equity Incentive Plan Compensation amounts in this column reflect the annual incentive awards earned for the 2025, 2024 and/or 2023 fiscal year performance periods, which were awarded by our Management Planning and Development Committee in January 2026, January 2025 and January 2024, respectively, under the YUM Leaders' Bonus Program, which is described further beginning at page 42 under the heading "Annual Performance-Based Cash Bonuses".

(5) Change in Pension Value and Nonqualified Deferred Compensation Earnings amounts in this column represent for Mr. Gibbs and Ms. Skeans the amounts of aggregate change in actuarial present values of their accrued benefits under all actuarial pension plans (using interest rate and mortality assumptions consistent with those used in the Company's financial statements). For Mr. Gibbs and Ms. Skeans, the actuarial present value of their benefits under the Retirement Plan increased $91,665 and $77,603, respectively, during the 2025 fiscal year. In addition, for Mr. Gibbs the actuarial present value of his benefit under the YUM! Brands Pension Equalization Plan ("PEP") decreased $741,414 and increased for Ms. Skeans $253,144, during the 2025 fiscal year. In accordance with SEC rules, because the aggregate change in actuarial present value of Mr. Gibbs' benefits was negative, it is not included in the table. The changes in pension value for Mr. Gibbs and Ms. Skeans are primarily influenced by the application of the Company's actuarial pension plans' ordinary benefit formulas, which apply uniformly to all participants in the plans, as well as fluctuations in interest rates and actuarial assumptions which are used to calculate benefits under the plans. External interest rates and mortality assumptions may increase or decrease the pension benefits owed to plan participants in a given year. Messrs. Turner, Roy, Tresvant and Powell were hired after September 30, 2001, and are ineligible for the Company's actuarial pension plans.

Proxy Statement

(6) All Other Compensation amounts in this column are explained in the All Other Compensation Table and footnotes to that table, which follows.

All Other Compensation Table

The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation Table above for 2025.

Name	Perquisites and Other Personal Benefits ($)[1]	Tax Reimbursements ($)	Insurance Premiums ($)[2]	LRP and 401(k) Contributions ($)[3]	Other ($)[4]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gibbs	213,391	—	25,923	—	8,205	247,519
Turner	45,539	—	9,314	157,924	2,740	215,517
Roy	60,081	—	3,098	77,000	3,846	144,025
Tresvant	34,375	—	13,074	125,167	13,983	186,599
Skeans	10,231	—	7,939	—	225	18,395
Powell	15,000	—	8,919	120,581	4,273	148,773

(1) Perquisites and Other Personal Benefits amounts in this column include: For Mr. Gibbs, the cost of personal use of charter and commercial aircraft ($121,205) and income associated with the payment of FICA taxes incurred upon RSUs vesting in accordance with retirement vesting provisions ($92,186); for Mr. Turner, the cost of personal use of charter and commercial aircraft ($45,539); for Mr. Roy, an executive car allowance that he received prior to becoming the CFO ($18,462) and relocation costs ($41,619); for Mr. Tresvant, the cost of personal use of charter and commercial aircraft ($34,375); for Ms. Skeans, a charitable matching gift on her behalf ($10,231); and for Mr. Powell, a charitable matching gift on his behalf ($15,000).

(2) Insurance Premium amounts reflect the income each executive was deemed to receive from IRS tables related to Company-provided life insurance in excess of $50,000. The Company provides every salaried employee with life insurance coverage up to one times the employee's base salary plus target bonus.

(3) For Messrs. Turner, Roy, Tresvant and Powell, LRP Contribution amounts in this column represent the Company's annual allocations to the LRP, which is an unfunded, unsecured account based retirement plan as well as Company 401(k) matching contributions.

(4) Amounts in this column include personal use of charter and commercial aircraft, executive physicals, employee matching gifts and personal security costs that did not individually exceed the greater of $25,000 or 10% of the total amount of perquisites and other personal benefits for each NEO. The amount listed for Mr. Roy includes a perquisite allowance for which he was eligible prior to becoming CFO.

Grants of Plan-Based Awards

The following table provides information on SARs, RSUs, PSUs and other equity awards granted in 2025 to each of the Company's NEOs. The full grant date fair value of these awards is shown in the Summary Compensation Table at page 59.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock Units (#)[3]	All Other Option/ SAR Awards; Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option/ SAR Awards ($/Sh)[5]	Grant Date Fair Value ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gibbs	2/10/2025	1,400,000	2,800,000	8,400,000							
	2/10/2025								107,082	148.15	3,750,012
	2/10/2025							25,313			3,750,121
	3/13/2025				—	48,886	97,772				8,709,105
Turner	2/10/2025	853,177	1,706,353	5,119,059							
	2/10/2025								29,269	148.15	1,025,000
	11/21/2025								10,136	152.98	375,032
	2/10/2025							6,919			1,025,050
	11/21/2025							2,452			375,107
	3/13/2025				—	13,363	26,726				2,380,636
	11/21/2025				—	4,903	9,806				870,970
Roy	2/10/2025	264,562	529,123	1,587,370							
	2/10/2025								5,712	148.15	200,034
	2/10/2025							1,350			200,002
	5/20/2025							10,066			1,500,136
Tresvant	2/10/2025	712,603	1,425,205	4,275,615							
	2/10/2025								29,269	148.15	1,025,000
	2/10/2025							6,919			1,025,050
	2/10/2025							33,750			5,000,062
	3/13/2025				—	13,363	26,726				2,380,636
Skeans	2/10/2025	700,000	1,400,000	4,200,000							
	2/10/2025								29,269	148.15	1,025,000
	2/10/2025							6,919			1,025,050
	2/10/2025							33,750			5,000,062
	3/13/2025				—	13,363	26,726				2,380,636
Powell	2/10/2025	700,000	1,400,000	4,200,000							
	2/10/2025								29,269	148.15	1,025,000
	2/10/2025							6,919			1,025,050
	3/13/2025				—	13,363	26,726				2,380,636

(1) Amounts in columns (c), (d) and (e) provide the threshold amount, target amount and maximum amount payable as annual incentive compensation under the YUM Leaders' Bonus Program ("YLB") based on the Company's performance and on each executive's individual performance during 2025. Performance under the threshold performance level will not result in payouts under the terms of the YLB. The actual amount of annual incentive compensation awards earned are shown in column (g) of the Summary Compensation Table on page 59. The performance measurements, performance targets, and target bonus percentages are described in the CD&A beginning on page 43 under the discussion of annual incentive compensation.

(2) Reflects grants of PSU awards subject to performance-based vesting conditions in 2025. The PSU awards vest on December 31, 2027, and PSU award payouts are weighted 50% on the achievement of specified Core Operating Profit Growth goals and 50% on the achievement of specified System Sales Growth goals, with a positive or negative modifier of 25% based on relative total shareholder return ("TSR") rankings against the S&P 500 Consumer Discretionary Index during the performance period ending on December 31, 2027. With respect to the 50% weighted on Core Operating Profit Growth measured at the end of the performance period, if Core Operating Profit Growth of 8% compound annual growth rate ("CAGR") is achieved, this factor would provide for 100% weighting for the PSU payout with respect to this factor; if Core Operating Profit Growth of 9% CAGR is achieved, this factor would provide for 150% weighting for the PSU payout with respect to this factor; if Core Operating Profit Growth of 10% CAGR is achieved, this factor would provide for 200% weighting for the PSU payout with respect to this factor; and if Core Operating Profit Growth of less than 4% CAGR is achieved, this factor would provide for 0% weighting for the PSU payout with respect to this factor. With respect to the 50% weighted on System Sales Growth measured at the end of the performance period, if System Sales Growth of 7% CAGR is achieved, this factor would provide for 100% weighting for the PSU payout with respect to this factor; if System Sales Growth of 8% CAGR is achieved, this factor would provide for 150% weighting for the PSU payout with respect to this factor; if System Sales Growth of 9% CAGR is achieved,

Proxy Statement

this factor would provide for 200% weighting for the PSU payout with respect to this factor; and if System Sales Growth of less than 4% CAGR is achieved, this factor would provide for 0% weighting for the PSU payout with respect to this factor. With respect to the positive or negative 25% modifier based on a TSR percentile ranking for the Company, modifications to payouts are determined by comparing the Company's relative TSR ranking against the S&P 500 Consumer Discretionary Index as measured at the end of the performance period; if a greater than 79th TSR percentile ranking target is achieved, this factor would provide for 25% increase in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics (not to exceed a total payout of 200% in any event); if TSR percentile ranking target is achieved between the 60th and 79th percentile is achieved, this factor would provide for 12.5% increase in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics (not to exceed a total payout of 200% in any event); if TSR percentile ranking target is achieved between the 40th and 59th percentile is achieved, this factor would not impact the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics; if TSR percentile ranking target is achieved between the 20th and 39th percentile is achieved, this factor would provide for 12.5% decrease in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics; if TSR percentile ranking target below the 20th percentile is achieved, this factor would provide for 25% decrease in the PSU payout determined under the Core Operating Profit Growth and System Sales Growth metrics. The terms of the annual PSU awards provide that in case of a change in control during the first year of the award, shares will be distributed assuming target performance was achieved subject to reduction to reflect the portion of the performance period following the change in control. In case of a change in control after the first year of the award, shares will be distributed assuming performance at the greater of target level or projected level at the time of the change in control subject to reduction to reflect the portion of the performance period following the change in control.

(3) Amounts in this column reflect the number of RSUs granted to executives during the Company's 2025 fiscal year. RSUs allow the grantee to receive the number of shares of YUM common stock that is equal to the number of RSUs granted. These RSU grants become vested in equal installments on the first, second, third and fourth anniversaries of the grant date, with the exception of the cliff-vesting retention awards made to Mr. Tresvant and Ms. Skeans in February 2025 that do not vest until the four- and three-year anniversary of the grant date, respectively. The terms of each RSU grant provide that, in case of a change in control, if an executive is employed on the date of a change in control and is involuntarily terminated on or within two years following the change in control (other than by the Company for cause) then all outstanding awards become vested immediately. Executives who have attained age 55 with 10 years of service or 65 with 5 years of service who retire at least one year following the grant date will continue to vest following retirement through the fourth anniversary of the grant date. Unvested RSUs of executives who die will immediately vest. If an executive's employment is terminated due to gross misconduct, the entire award is forfeited.

(4) Amounts in this column reflect the number of SARs granted to executives during the Company's 2025 fiscal year. SARs allow the grantee to receive the number of shares of YUM common stock that is equal in value to the appreciation in YUM common stock with respect to the number of SARs granted from the date of grant to the date of exercise. These SAR grants become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each SAR grant provide that, in case of a change in control, if an executive is employed on the date of a change in control and is involuntarily terminated on or within two years following the change in control (other than by the Company for cause) then all outstanding awards become exercisable immediately. Executives who have attained age 55 with 10 years of service or 65 with 5 years of service who retire at least one year following the grant date will continue to vest following retirement through the fourth anniversary of the grant date. The SARs that vest in retirement must be exercised before the earlier of (i) the five year anniversary of the executive's retirement or (ii) the expiration dates of the SARs (generally 10 years from the grant date). Unvested SARs of executives who die will immediately vest and may be exercised by the executive's beneficiary before the earlier of (i) the five year anniversary of the executive's death or (ii) the expiration dates of the SARs (generally 10 years from the grant date). If an executive's employment is terminated due to gross misconduct, the entire award is forfeited. For other employment terminations, all vested or previously exercisable SARs as of the last day of employment must be exercised within 90 days following termination of employment.

(5) The exercise price of the SARs granted in 2025 equals the closing price of YUM common stock on the date of grant.

(6) Amounts in this column reflect the full grant date fair value of the PSU awards shown in column (g), the RSUs shown in column (i) and the SARs shown in column (j). The grant date fair value is the amount that the Company is expensing in its financial statements over the award's vesting schedule. The fair values of RSU awards are based on the closing price of YUM common stock on the date of grant. The fair values of PSU awards have been valued based on the outcome of a Monte Carlo simulation. For SARs, fair value of $35.02 for the February grants and $37.00 for the November grant made to Mr. Turner was calculated using the Black-Scholes method on the grant date. For additional information regarding valuation assumptions of SARs, see the discussion of stock awards and option awards contained at Note 16 to the Consolidated Financial Statements in Item 8 of YUM's Form 10-K for the fiscal year ended December 31, 2025.

Outstanding Equity Awards at Year-End

The following table shows the number of shares covered by exercisable and unexercisable SARs, and unvested RSUs and PSUs held by the Company's NEOs on December 31, 2025. Unless otherwise indicated, all outstanding equity awards shown in the table relate to shares of YUM common stock.

Name	Grant Date	Option/SAR Awards[1] Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gibbs	5/20/2016	6,366	—	$56.67	5/20/2026				
	2/10/2017	77,465	—	$68.00	2/10/2027				
	2/12/2018	83,842	—	$78.07	2/12/2028				
	2/11/2019	111,978	—	$93.26	2/11/2029				
	2/10/2020	189,600	—	$102.87	2/10/2030				
	2/8/2021	235,073	—	$103.36	2/8/2031				
	2/11/2022	79,533	26,511 [i]	$122.07	2/11/2032				
	2/10/2023	48,029	48,029 [ii]	$131.31	2/10/2033				
	2/9/2024	26,483	79,450 [iii]	$130.27	2/9/2034				
	2/10/2025	—	107,082 [iv]	$148.15	2/10/2035				
	5/20/2016*	31,871	—	$24.03	5/20/2026				
						60,234	9,112,200	95,033	14,376,592
Turner	2/10/2020	54,172	—	$102.87	2/10/2030				
	2/8/2021	52,892	—	$103.36	2/8/2031				
	2/11/2022	17,595	5,866 [i]	$122.07	2/11/2032				
	2/10/2023	11,485	11,486 [ii]	$131.31	2/10/2033				
	2/9/2024	6,621	19,863 [iii]	$130.27	2/9/2034				
	2/10/2025	—	29,269 [iv]	$148.15	2/10/2035				
	11/21/2025	—	10,136 [v]	$152.98	11/21/2035				
						18,152	2,746,035	29,843	4,514,649
Roy	2/10/2025	—	5,712 [iv]	$148.15	2/10/2035				
						12,317	1,863,316	—	—
Tresvant	2/11/2022	16,892	5,631 [i]	$122.07	2/11/2032				
	2/10/2023	5,012	5,012 [ii]	$131.31	2/10/2033				
	2/9/2024	4,414	13,242 [iii]	$130.27	2/9/2034				
	2/10/2025	—	29,269 [iv]	$148.15	2/10/2035				
						49,700	7,518,616	21,129	3,196,395
Skeans	2/12/2018	26,660	—	$78.07	2/12/2028				
	2/11/2019	46,452	—	$93.26	2/11/2029				
	2/10/2020	43,337	—	$102.87	2/10/2030				
	2/8/2021	58,769	—	$103.36	2/8/2031				
	2/11/2022	19,356	6,452 [i]	$122.07	2/11/2032				
	2/10/2023	11,485	11,486 [ii]	$131.31	2/10/2033				
	2/9/2024	6,289	18,870 [iii]	$130.27	2/9/2034				
	2/10/2025	—	29,269 [iv]	$148.15	2/10/2035				
	2/5/2016*	5,701	—	$21.06	2/5/2026				
	2/5/2016*	10,144	—	$21.06	2/5/2026				
						49,991	7,562,638	24,348	3,683,365
Powell	2/11/2022	—	4,693 [i]	$122.07	2/11/2032				
	2/10/2023	—	9,397 [ii]	$131.31	2/10/2033				
	2/9/2024	—	16,553 [iii]	$130.27	2/9/2034				
	2/10/2025	—	29,269 [iv]	$148.15	2/10/2035				
						14,163	2,142,579	23,022	3,482,768

YUM China Awards

(1) The actual vesting dates for unexercisable awards are as follows:

    (i) Remainder of unexercisable award will vest on February 11, 2026.

    (ii) One-half of the unexercisable award will vest on each of February 10, 2026 and 2027.



(iii) One-third of the unexercisable award will vest on each of February 9, 2026, 2027 and 2028.

(iv) One-fourth of the unexercisable award will vest on each of February 10, 2026, 2027, 2028 and 2029.

(v) One-fourth of the unexercisable award will vest on each of November 21, 2026, 2027, 2028 and 2029.

(2) For all NEOs, this column represents annual RSU grants which vest ratably over four years as well as RSU retention grants which vest at the end of a three- or four-year cliff period.

(3) The market value of the YUM awards are calculated by multiplying the number of shares covered by the award by $151.28, the closing price of YUM stock on the NYSE on December 31, 2025.

(4) The awards reflected in this column are unvested performance-based PSU awards with three-year performance periods that are scheduled to vest on December 31, 2026 and 2027 if the performance targets are met. In accordance with SEC rules, the PSU awards are reported at their maximum payout value.

Option Exercises and Stock Vested

The table below shows the number of shares of YUM and YUM China common stock acquired during 2025 upon exercise of stock option and SAR awards and vesting of stock awards in the form of RSUs and PSUs, each including accumulated dividends and before payment of applicable withholding taxes and broker commissions.

	Option/SAR Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value realized on Vesting ($)
Name				
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Gibbs	109,834	11,911,171	62,421	9,344,630
Turner	—	—	14,827	2,221,271
Roy	—	—	359	53,205
Tresvant	—	—	3,017	440,382
Skeans	36,552	5,439,828	14,888	2,230,386
Powell	2,790	693,278	12,128	1,816,813

(1) For each of Messrs. Gibbs, Turner, Tresvant, Powell and Ms. Skeans, this amount includes PSUs that vested on December 31, 2025 with respect to the 2023-2025 performance period and were paid out in 2026.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each NEO, under the YUM! Brands Retirement Plan ("Retirement Plan"), and the YUM! Brands Pension Equalization Plan ("PEP") determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Gibbs	Qualified Retirement Plan	37	2,091,241	—
	PEP	37	31,087,850	—
Skeans	Qualified Retirement Plan	25	810,314	—
	PEP	25	5,732,558	—

(i) Messrs. Turner, Roy, Tresvant and Powell were hired after September 30, 2001, and are therefore ineligible for the Company's actuarial pension plans. As discussed at page 68, Messrs. Turner, Roy, Tresvant and Powell participate in LRP.

YUM! Brands Retirement Plan

The Retirement Plan provides an integrated program of retirement benefits for salaried employees who were hired by the Company prior to October 1, 2001. The Retirement Plan replaces the same level of pre-retirement pensionable earnings for all similarly situated participants. The Retirement Plan is a tax qualified plan, and it is designed to provide the maximum possible portion of this integrated benefit on a tax qualified and funded basis.

Benefit Formula

Benefits under the Retirement Plan are based on a participant's final average earnings (subject to the limits under Internal Revenue Code Section 401(a)(17)) and service under the plan. Upon termination of employment, a participant's monthly normal retirement benefit from the plan is equal to

A. 3% of Final Average Earnings times Projected Service up to 10 years of service, plus

B. 1% of Final Average Earnings times Projected Service in excess of 10 years of service, minus

C. 0.43% of Final Average Earnings up to Social Security covered compensation multiplied by Projected Service up to 35 years of service

the result of which is multiplied by a fraction, the numerator of which is actual service as of date of termination, and the denominator of which is the participant's Projected Service.

Projected Service is the service that the participant would have earned if he had remained employed with the Company until his normal retirement age (generally age 65).

If a participant leaves employment after becoming eligible for early or normal retirement, benefits are calculated using the formula above except that actual service attained at the participant's retirement date is used in place of Projected Service.

Final Average Earnings

A participant's "Final Average Earnings" is determined based on his or her highest five consecutive years of pensionable earnings. Pensionable earnings is the sum of the participant's base pay and annual incentive compensation from the Company, including amounts under the YUM Leaders' Bonus Program. In general, base pay includes salary, vacation pay, sick pay and short-term disability payments. Extraordinary bonuses and lump sum payments made in connection with a participant's termination of employment are not included.

Vesting

A participant receives a year of vesting service for each year of employment with the Company. A participant is 0% vested until he or she has been credited with at least five years of vesting service. Upon attaining five years of vesting service, a participant becomes 100% vested. All NEOs eligible for the Retirement Plan are 100% vested.

Normal Retirement Eligibility

A participant is eligible for normal retirement following the later of age 65 and 5 years of vesting service.

Early Retirement Eligibility and Reductions

A participant is eligible for early retirement upon reaching age 55 with 10 years of vesting service. A participant who has met the requirements for early retirement and who elects to begin receiving payments from the plan prior to age 62 will receive a reduction of 1/12 of 4% for each month benefits begin before age 62. Benefits are unreduced at age 62.

The table below shows when each of the NEOs became or becomes eligible for early retirement and the estimated lump sum value of the benefit each participant would receive from YUM plans (both qualified and non-qualified) if he or she retired from the Company on December 31, 2025 and received a lump sum payment.

Name	Earliest Retirement Date	Estimated Lump Sum from a Qualified Plan[1]	Estimated Lump Sum from a Non-Qualified Plan[2]	Total Estimated Lump Sums
David W. Gibbs	April 1, 2018	$ 2,111,212	$ 31,244,211	$ 33,355,423
Tracy L. Skeans	February 1, 2028	$ 1,528,694	$ 9,852,018	$ 11,380,712

(1) The Retirement Plan

(2) PEP

The estimated lump sum values in the table above are calculated assuming no increase in the participant's Final Average Earnings. The lump sums are estimated using the mortality table and interest rate assumptions in the Retirement Plan for participants who would actually commence benefits on January 1, 2026. Actual lump sums may be higher or lower depending on the mortality table and interest rate in effect at the time of distribution and the participant's Final Average Earnings at his date of retirement.

Lump Sum Availability

Lump sum payments are available to participants who meet the requirements for early or normal retirement. Participants who leave the Company prior to meeting the requirements for Early or Normal Retirement must take their benefits in the form of a monthly annuity and no lump sum is available. When a lump sum is paid from the plan, it is calculated based on actuarial assumptions for lump sums required by Internal Revenue Code Section 417(e)(3).

PEP

The PEP is an unfunded, non-qualified plan that complements the Retirement Plan by providing benefits that federal tax law bars providing under the Retirement Plan. Benefits are generally determined and payable under the same terms and conditions as the Retirement Plan (except as noted below) without regard to federal tax limitations on amounts of includible compensation and maximum benefits. Benefits paid are reduced by the value of benefits payable under the Retirement Plan.

PEP retirement distributions are always paid in the form of a lump sum. Lump sums are calculated as the actuarial equivalent of the participant's life only annuity. Participants who terminate employment prior to meeting eligibility for Early or Normal Retirement must take their benefits from this plan in the form of a monthly annuity.

Present Value of Accumulated Benefits

For all plans, the present value of accumulated benefits (determined as of December 31, 2025) is calculated assuming that each participant is eligible to receive an unreduced benefit payable in the form of a single lump sum at age 62. This is consistent with the methodologies used in financial accounting calculations. In addition, the economic assumptions for the lump sum interest rate, post retirement mortality, and discount rate are also consistent with those used in financial accounting calculations at each measurement date.

Nonqualified Deferred Compensation

Amounts reflected in the Nonqualified Deferred Compensation table below are provided for under the Company's EID and LRP plans. These plans are unfunded, unsecured, deferred, account-based compensation plans. For each calendar year, participants are permitted under the EID Program to defer up to 85% of their base pay and up to 100% of their annual cash incentive award.

EID Program

Deferred Investments under the EID Program. Amounts deferred under the EID Program may be invested in the following phantom investment alternatives (12-month investment returns, as of December 31, 2025, are shown in parentheses):

- YUM! Stock Fund (14.84%*)
- YUM! Matching Stock Fund (14.84%*)
- S&P 500 Index Fund (17.85%)
- Bond Market Index Fund (7.21%)
- Stable Value Fund (2.99%)

---

* Assumes dividends are reinvested.

All of the phantom investment alternatives offered under the EID Program are designed to match the performance of actual investments; that is, they provide market rate returns and do not provide for preferential earnings. The S&P 500 index fund, bond market index fund and stable value fund are designed to track the investment return of like-named funds offered under the Company's 401(k) Plan. The YUM! Stock Fund and YUM! Matching Stock Fund track the investment return of the Company's common stock. Participants may transfer funds between the investment alternatives on a quarterly basis except (1) funds invested in the YUM! Stock Fund or YUM! Matching Stock Fund may not be transferred once invested in these funds and (2) a participant may only elect to invest into the YUM! Matching Stock Fund at the time the annual incentive deferral election is made. In the case of the YUM! Matching Stock Fund, participants who defer their annual incentive into this fund acquire additional phantom shares (RSUs) equal to 33% of the RSUs received with respect to the deferral of their annual incentive into the YUM! Matching Stock Fund (the additional RSUs are referred to as "matching contributions"). The RSUs attributable to the matching contributions are allocated on the same day the RSUs attributable to the annual incentive are allocated, which is the same day we make our annual stock appreciation right grants. Eligible amounts attributable to the matching contribution under the YUM! Matching Stock Fund are included in column (c) below as contributions by the Company (and represent amounts actually credited to the NEO's account during 2025).

Beginning with their 2009 annual incentive award, those who are eligible for annual PSU awards are no longer eligible to participate in the YUM! Matching Stock Fund.

RSUs attributable to annual incentive deferrals into the YUM! Matching Stock Fund and matching contributions vest on the second anniversary of the grant (or upon a change of control of the Company, if earlier) and are payable as shares of YUM common stock pursuant to the participant's deferral election. Unvested RSUs held in a participant's YUM! Matching Stock Fund account are forfeited if the participant voluntarily terminates employment with the Company within two years of the deferral date. If a participant terminates employment involuntarily, the participant will receive an amount equal to the original amount deferred, and effective, January 1, 2024, the portion attributable to the matching contribution. If a participant dies or becomes disabled during the restricted period, the participant fully vests in the RSUs. Dividend equivalents are accrued during the restricted period but are only paid if the RSUs vest. In the case of a participant who has attained age 55 with 10 years of service, or age 65 with five years of service, RSUs attributable to bonus deferrals into the YUM! Matching Stock Fund vest immediately, and RSUs attributable to the matching contribution vest on the second anniversary of the deferral date.

Distributions under EID Program. When participants elect to defer amounts into the EID Program, they also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year – whether or not employment has then ended – or at a time that begins at or after the executive's retirement, separation or termination of employment. Distributions can be made in a lump sum or biannual or annual installments for up to 20 years. Initial deferrals are subject to a minimum two-year deferral. In general, with respect to amounts deferred after 2005 or not fully vested as of January 1, 2005, participants may change their distribution schedule, provided the new elections satisfy the requirements of Section 409A of the Internal Revenue Code. In general, Section 409A requires that:

- Distribution schedules cannot be accelerated (other than for a hardship)
- To delay a previously scheduled distribution,
    - A participant must make an election at least one year before the distribution otherwise would be made, and
    - The new distribution cannot begin earlier than five years after it would have begun without the election to re-defer.

With respect to amounts deferred prior to 2005, to delay a distribution the new distribution cannot begin until two years after it would have begun without the election to re-defer.

Investments in the YUM! Stock Fund and YUM! Matching Stock Fund are only distributed in shares of Company stock.

Leadership Retirement Plan

LRP Account Returns. The LRP provides an annual earnings credit to each participant's account based on the value of participant's account at the end of each year. Under the LRP, Messrs. Turner, Roy, Tresvant and Powell will receive an annual earnings credit equal to the Moody's Aaa Corporate Bond Yield Average for maturities 20 years and above (5.67% as of December 31, 2025) of their account balances. The Company's contribution ("Employer Credit") for 2025 was equal to 4% of salary plus target bonus for Messrs. Turner, Roy, Tresvant and Powell.

Distributions under LRP. Under the LRP, participants who became eligible to participate in the plan before January 1, 2019 and are age 55 or older are entitled to a lump sum distribution of their account balance in the quarter following their separation of employment. Alternatively, these participants may elect to be paid in 5 or 10-year installments following the attainment of age 55. If these participants are under age 55 with a vested LRP benefit that, combined with any other deferred compensation benefits covered under Code Section 409A exceeds $23,500, they will not receive a distribution until the calendar quarter that follows the participant's 55th birthday. Participants who become eligible to participate in LRP after January 1, 2019 (including Messrs. Turner, Roy, Tresvant and Powell) will receive a lump sum distribution following separation from employment.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[5]
(a)		(b)	(c)	(d)	(e)	(f)
Gibbs	EID	—	—	802,383	2,629,402	3,552,722
	Total	—	—	802,383	2,629,402	3,552,722
Turner	EID	38,539	—	1,563	—	40,102
	LRP	—	132,000	20,398	4,924	551,393
	Total	38,539	132,000	21,961	4,924	591,495
Roy	EID	—	—	—	—	—
	LRP	—	56,000	933	—	75,413
	Total	—	56,000	933	—	75,413
Tresvant	EID	—	—	—	—	—
	LRP	—	100,000	7,951	4,167	261,233
	Total	—	100,000	7,951	4,167	261,233
Skeans	EID	—	—	97,212	—	753,865
	Total	—	—	97,212	—	753,865
Powell	EID	—	—	—	—	—
	LRP	—	96,000	11,128	3,581	323,900
	Total	—	96,000	11,128	3,581	323,900

(1) Amounts in column (b) reflect deferred amounts that were also reported as compensation in our Summary Compensation Table filed last year or, would have been reported as compensation in our Summary Compensation Table last year if the executive were a NEO.

(2) Amounts in column (c) reflect Company contributions for EID and LRP allocations. See footnote 6 of the Summary Compensation Table for more detail.

(3) Amounts in column (d) reflect earnings during the last fiscal year on deferred amounts. All earnings are based on the investment alternatives offered under the EID Program or the earnings credits provided under the LRP described in the narrative above this table. The EID Program earnings are market based returns and, therefore, are not reported in the Summary Compensation Table. For Messrs. Turner, Roy, Tresvant and Powell of the earnings reflected in this column, none were deemed above market earnings accruing to their accounts under the LRP.

(4) All amounts shown in column (e) were distributed in accordance with the executive's deferral election, except in the case of the following amounts distributed to pay payroll taxes due upon their account balance under the EID Program or LRP for 2025.

Gibbs	—
Turner	4,924
Roy	—
Tresvant	4,167
Skeans	—
Powell	3,581

(5) Amounts reflected in column (f) are the year-end balances for each executive under the EID Program and the LRP. As required under SEC rules, below is the portion of the year-end balance for each executive which has previously been reported as compensation to the executive in the Company's Summary Compensation Table for 2025 and prior years.

Gibbs	—
Turner	619,109
Roy	56,000
Tresvant	200,000
Skeans	—
Powell	334,800

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2025, given the NEO's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company's 401(k) Plan, retiree medical benefits, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

SAR Awards. If one or more NEOs terminated employment for any reason other than retirement, death, or following a change in control as of December 31, 2025, they could exercise the SARs that were exercisable on that date as shown at the Outstanding Equity Awards at Year-End table on page 63, otherwise all SARs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired or died as of December 31, 2025, exercisable SARs would remain exercisable through the earlier of the five-year anniversary of the death or retirement and the term of the award, and unvested shares would continue to vest if the award was granted at least one year before retirement, and vesting would be accelerated for all SARs in the event of death. Except in the case of a change in control or death, no SARs become exercisable on an accelerated basis. As of December 31, 2025, in the case of an involuntary termination of employment following a change in control or death, each NEO would receive the following: Mr. Gibbs $3,737,936, Mr. Turner $909,655, Mr. Roy $17,878, Mr. Tresvant $634,398, Ms. Skeans $905,909, and Mr. Powell $764,131.

RSU Awards. If one or more NEOs terminated employment for any reason other than retirement, death, or following a change in control as of December 31, 2025, all unvested RSUs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired or died as of December 31, 2025, unvested annual RSUs would continue to vest if the award was granted at least one year before retirement, and vesting would be accelerated for all annual RSUs in the event of death (CEO Award RSUs receive pro rata vesting in the event of death or retirement). Except in the case of a change in control or death, no RSUs become vested on an accelerated basis. As of December 31, 2025, in the case of an involuntary termination of employment following a change in control or death, each NEO would receive the following: Mr. Gibbs $9,112,322, Mr. Turner $2,746,160, Mr. Roy $1,863,315, Mr. Tresvant $7,518,738, Ms. Skeans $7,562,638 and Mr. Powell $2,142,589.

Executive Income Deferral Program. As described in more detail beginning at page 67, the NEOs participate in the EID Program, which permits the deferral of salary and annual incentive compensation. The last column of the Nonqualified Deferred Compensation Table on page 67 includes each NEO's aggregate balance at December 31, 2025. The NEOs are entitled to receive their vested amount under the EID Program in case of voluntary termination of employment. In the case of involuntary termination of employment, they are entitled to receive their vested benefit and the amount of the unvested benefit that corresponds to their deferral. In the case of death, disability or retirement after age 65, they or their beneficiaries are entitled to their entire account balance as shown in the last column of the Nonqualified Deferred Compensation table on page 67.

In the case of an involuntary termination of employment as of December 31, 2025, each NEO would receive the following: Mr. Gibbs $3,552,722, Mr. Turner $40,102, Mr. Roy $0, Mr. Tresvant $0, Ms. Skeans $753,865 and Mr. Powell $0. As discussed at page 67, these amounts reflect base salary or bonuses previously deferred by the executive and appreciation on these deferred amounts (see page 67 for discussion of investment alternatives available under the EID). Thus, these EID account balances represent deferred base salary or bonuses (earned in prior years) and appreciation of their accounts based primarily on the performance of the Company's stock.

Leadership Retirement Plan. Under the LRP, participants who become eligible to participate after January 1, 2019 (including Messrs. Turner, Roy, Tresvant and Powell) will receive a lump sum distribution following separation from employment unless they elect to be paid in 5 or 10-year installments after attaining age 54. In case of termination of employment as of December 31, 2025, Mr. Turner would have received $551,393, Mr. Roy would have received $75,413, Mr. Tresvant would have received $261,233 and Mr. Powell would have received $323,900.

Performance Share Unit Awards. If one or more NEOs terminated employment for any reason other than retirement or death or following a change in control and prior to achievement of the performance criteria and vesting period, then the award would be cancelled and forfeited. If the NEO had retired or died or been involuntarily terminated following a change in control, as of December 31, 2025, the PSU award would be paid out based on actual performance for the performance period (or target performance if termination were to occur in the same year the PSU was granted), subject to a pro rata reduction reflecting the portion of the performance period not worked by the NEO. If any of these payouts had occurred on December 31, 2025, Messrs. Gibbs, Turner, Roy, Tresvant, Powell and Ms. Skeans would have been entitled to $7,083,714, $2,077,802, $0, $1,447,456, $1,638,374, and $1,772,050, respectively, assuming target performance.

Pension Benefits. The Pension Benefits Table on page 64 describes the general terms of each pension plan in which the NEOs participate, the years of credited service and the present value of the annuity payable to each NEO assuming termination of employment as of December 31, 2025. The table on page 64 provides the present value of the lump sum benefit payable to each NEO when they attain eligibility for Early Retirement (i.e., age 55 with 10 years of service) under the plans.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the NEOs, see the All Other Compensation Table on page 60. If the NEOs had died on December 31, 2025, the survivors of Messrs. Gibbs, Turner, Roy, Tresvant and Powell and Ms. Skeans would have received Company-paid life insurance of $2,050,000, $2,000,000, $1,400,000, $2,000,000, $2,000,000 and $2,000,000, respectively, under this arrangement. Executives and all other salaried employees can purchase additional life insurance benefits up to a maximum combined company paid and additional life insurance of $3 million. This additional benefit is not paid or subsidized by the Company and, therefore, is not shown here.

Change in Control. Change in control severance agreements are in effect between YUM and certain key executives (including Messrs. Turner, Roy, Tresvant and Powell and Ms. Skeans). These agreements are general obligations of YUM, and provide, generally, that if, within two years subsequent to a change in control of YUM, the employment of the executive is terminated (other than for cause, or for other limited reasons specified in the change in control severance agreements) or the executive terminates employment for Good Reason (defined in the change in control severance agreements to include a diminution of duties and responsibilities or benefits), the executive will be entitled to receive the following:

- a proportionate annual incentive assuming achievement of target performance goals under the bonus plan or, if higher, assuming continued achievement of actual Company performance until date of termination;
- a severance payment equal to two times the sum of the executive's base salary and the target bonus or, if higher, the actual bonus for the year preceding the change in control of the Company; and
- outplacement services for up to one year following termination.

In March 2013, the Company eliminated excise tax gross-ups and implemented a best net after-tax method. See the Company's CD&A on page 56 for more detail.

The change in control severance agreements have a three-year term and are automatically renewable each January 1 for another three-year term. An executive whose employment is not terminated within two years of a change in control will not be entitled to receive any severance payments under the change in control severance agreements.

Generally, pursuant to the agreements, a change in control is deemed to occur:

(i)   if any person acquires 20% or more of the Company's voting securities (other than securities acquired directly from the Company or its affiliates);

(ii) if a majority of the directors as of the date of the agreement are replaced other than in specific circumstances; or

(iii) upon the consummation of a merger of the Company or any subsidiary of the Company other than (a) a merger where the Company's directors immediately before the change in control constitute a majority of the directors of the resulting organization, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities.

In addition to the payments described above, upon a change in control:

- All outstanding SARs held by the executive and not otherwise exercisable will fully and immediately vest following a change in control if the executive is employed on the date of the change in control of the Company and is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control. See Company's CD&A on page 36 for more detail;
- RSUs under the Company's EID Program or otherwise held by the executive will automatically vest; and
- Pursuant to the Company's Performance Share Plan under the LTIP, all PSU awards awarded in the year in which the change in control occurs, will be paid out at target assuming a target level performance had been achieved for the entire performance period, subject to a pro rata reduction to reflect the portion of the performance period after the change in control. All PSUs awarded for performance periods that began before the year in which the change in control occurs will be paid out assuming performance achieved for the performance period was at the greater of target level performance or projected level of performance at the time of the change in control, subject to pro rata reduction to reflect the portion of the performance period after the change in control. In all cases, executives must be employed with the Company on the date of the change in control and involuntarily terminated upon or following the change in control and during the performance period. See Company's CD&A on page 36 for more detail.

If a change in control and each NEO's involuntary termination had occurred as of December 31, 2025, the following payments or other benefits would have been made or become available.

	Gibbs ($)	Turner ($)	Roy ($)	Tresvant ($)	Skeans ($)	Powell ($)
Severance Payment	—	5,612,706	2,458,246	4,850,410	4,800,000	4,800,000
Annual Incentive	3,024,000	1,842,861	547,643	2,186,264	1,638,000	1,400,000
Accelerated Vesting of SARs	3,737,936	909,655	17,878	634,398	905,909	764,131
Accelerated Vesting of RSUs	9,112,322	2,746,160	1,863,315	7,518,738	7,562,638	2,142,589
Acceleration of PSU Performance/Vesting	7,083,714	2,077,802	—	1,447,456	1,772,050	1,638,374
Outplacement	—	25,000	25,000	25,000	25,000	25,000
TOTAL	22,957,972	13,214,184	4,912,082	16,662,266	16,703,597	10,770,094

In Mr. Gibbs' case, since he was no longer in an executive officer role as of December 31, 2025, he would no longer have been entitled to the severance and outplacement components available to the other NEOs, pursuant to their change in control agreements. However, he would have received accelerated vesting of his outstanding equity by ordinary operation of the LTIP and his award agreements. Separately, and in connection with his retirement from the CEO role effective October 1, 2025, Mr. Gibbs began serving as a special advisor to Mr. Turner, during which time he received his then current salary and benefits and was eligible for an unreduced annual cash incentive award for 2025 (all of which amounts earned in 2025 are reflected in the Summary Compensation Table on page 59). From January 1, 2026 through January 3, 2027, Mr. Gibbs was eligible for an annual salary of $700,000 and continued participation in the Company's benefit plans. Mr. Gibbs will also continue to vest in his existing equity awards.

CEO Pay Ratio

Each year the Company and our franchisees around the world create thousands of restaurant jobs, which are part-time, entry-level opportunities to grow careers at our KFC, Pizza Hut, Taco Bell and Habit Burger & Grill brands. As evidence of the opportunities these positions create, approximately 80% of our Company-owned Restaurant General Managers ("RGMs") located in the U.S. have been promoted from other positions in our restaurants and such RGMs often earn competitive pay greater than the average American household income. In the United States, approximately 90% of our Company-owned restaurant employees are part-time and at least 50% have been employed by the Company for less than a year.

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEOs in 2025. Because the Company had two CEOs in 2025, the ratio reported below reflects the combined aggregate value of the total compensation paid to Mr. Gibbs, our former CEO, from January 1, 2025 through September 30, 2025, and the total compensation paid to Mr. Turner, our current CEO, from October 1, 2025 through December 31, 2025.

To identify the 2025 median employee, we used the December 2025 base wages or base salary information for all employees who were employed by us on December 31, 2025, excluding our CEOs. We included all full-time and part-time employees and annualized the employees' base salary or base wages to reflect their compensation for 2025. We believe the use of base wages or base salary for all employees is a consistently applied compensation measure.

As of December 31, 2025, our global workforce used for determining the pay ratio was approximately 49,000 employees (approximately 28,000 in the U.S. and 21,000 internationally).

After calculating employee compensation, our median employee was identified as a part-time Taco Bell restaurant employee in the United States. After identifying the median employee, we calculated total annual compensation for each of our CEOs in accordance with the requirements of the Summary Compensation Table. We then determined Mr. Gibbs' and Mr. Turner's pay for the period each served as CEO in 2025 and added those amounts together to arrive at a total 2025 CEO compensation for purposes of the pay ratio calculation.

For 2025, the total compensation of Mr. Gibbs and Mr. Turner, as reported in the Summary Compensation Table at page 59, was $20,861,526 and $9,130,462, respectively. Mr. Gibbs' total compensation for the period of January 1, 2025 to September 30, 2025 was $15,603,278, and Mr. Turner's total compensation for the period of October 1, 2025 to December 31, 2025 was $2,301,377, which when combined, results in a total aggregate compensation amount of $17,904,655 for the 2025 year.

The total compensation of our median employee was estimated to be $15,346. As a result, we estimate that our CEO to median employee pay ratio is 1167:1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance of the Company. The Management Planning and Development Committee did not consider the pay versus performance disclosure when making its incentive compensation decisions. For further information about how we align executive compensation with the company's performance, see "Compensation Discussion and Analysis" on page 36 above. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to SARs, RSUs and PSUs. See the "2025 Option Exercises and Stock Vested" table on page 64 for more information.

The following table sets forth additional compensation information of our Chief Executive Officer (CEO) and our non-CEO NEOs along with total shareholder return, net income, and Core Operating Profit Growth performance results for 2021, 2022, 2023, 2024 and 2025.

							Value of Initial Fixed $100 Investment Based On:			
Year[1]	Summary Compensation Table Total for CEO ($) - Gibbs	Compensation Actually Paid to CEO ($)[2][3] - Gibbs	Summary Compensation Table Total for CEO ($) Turner	Compensation Actually Paid to CEO ($)[2][3] - Turner	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs($)[2][3]	Total Shareholder Return ($)[9]	Peer Group Total Shareholder Return ($)[9]	Net Income in Millions ($)	Core Operating Profit Growth[10]
2025	20,861,526	24,292,446 [4]	9,130,462	9,565,326 [4]	8,579,502	8,986,821 [4]	153	154	1,559	7%
2024	24,706,462	10,763,339 [5]	N/A	N/A	5,324,145	4,140,120 [5]	133	145	1,486	8%
2023	21,238,955	19,362,404 [6]	N/A	N/A	5,606,206	5,685,564 [6]	127	112	1,597	12%
2022	16,671,654	16,099,314 [7]	N/A	N/A	4,984,077	4,629,758 [7]	122	78	1,325	5%
2021	27,578,659	45,011,805 [8]	N/A	N/A	8,305,919	13,880,647 [8]	130	124	1,575	18%

(1) The CEO and NEOs included in the above compensation columns reflect the following:

Year	CEO	NEOs
2025	David Gibbs and Chris Turner	Ranjith Roy, Sean Tresvant, Tracy Skeans, Aaron Powell
2024	David Gibbs	Chris Turner, Sabir Sami, Tracy Skeans, Sean Tresvant, Scott Catlett
2023	David Gibbs	Chris Turner, Tracy Skeans, Sabir Sami, Aaron Powell
2022	David Gibbs	Chris Turner, Tracy Skeans, Mark King, Aaron Powell
2021	David Gibbs	Chris Turner, Tracy Skeans, Mark King, Tony Lowings

(2) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to (1) for RSU awards, closing price of YUM common stock on applicable year-end dates or, in the case of vesting dates, the actual vesting price, (2) for PSU awards, the same valuation methodology as RSU awards above except year-end and vesting date values are multiplied by the probability of achievement or actual results, as applicable, as of each such date and, for PSU awards with market-based conditions, the probability is determined based on the outcome of a Monte Carlo simulation and (3) for SARs, the fair value calculated by a Black-Scholes option-pricing model as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair values but using the closing YUM or YUM China common stock price on the applicable revaluation date as the current market price as of the revaluation date, and in all cases based on expected term, as determined using the simplified method, volatility, dividend rates and risk free rates determined as of the revaluation date. The simplified method was used to determine expected term as of the revaluation date as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for awards with remaining contractual terms of less than 10 years.

(3) For the portion of "Compensation Actually Paid" that is based on year-end stock prices, the following prices were used: for 2025: $151.28 (a 13% increase from prior year); for 2024: $134.16 (a 3% increase from prior year); for 2023: $130.66 (a 2% increase from prior year); for 2022: $128.08 (an 8% reduction from prior year), for 2021: $138.86 (a 28% increase from prior year), and for 2020: $108.56 (an 8% increase from prior year).

(4) 2025 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($) - Gibbs	CEO ($) - Turner	Average of Non-CEO NEOs ($)
Total Reported in 2025 Summary Compensation Table (SCT)	**20,861,526**	**9,130,462**	**8,579,502**
Less, Value of Stock & Option Awards Reported in SCT	16,209,238	6,051,795	6,298,089
Less, Change in Pension Value in SCT	—	—	82,687
Plus, Pension Service Cost and impact of Pension Plan Amendments	606,280	—	90,763
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	14,715,474	5,451,440	6,102,213
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	2,320,522	567,024	363,035
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	1,997,882	468,195	232,084
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—	—
Total Adjustments	*3,430,920*	*434,864*	*407,319*
"Compensation Actually Paid" for Fiscal Year 2025	**24,292,446**	**9,565,326**	**8,986,821**

(5) 2024 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2024 Summary Compensation Table (SCT)	**24,706,462**	**5,324,145**
Less, Value of Stock & Option Awards Reported in SCT	12,492,167	2,644,292
Less, Change in Pension Value in SCT	8,869,045	237,218
Plus, Pension Service Cost and impact of Pension Plan Amendments	593,949	49,134
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	11,145,269	2,359,184
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	(1,776,592)	(301,769)
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(2,544,537)	(409,064)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	*(13,943,123)*	*(1,184,025)*
"Compensation Actually Paid" for Fiscal Year 2024	**10,763,339**	**4,140,120**

(6) 2023 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2023 Summary Compensation Table (SCT)	**21,238,955**	**5,606,206**
Less, Value of Stock & Option Awards Reported in SCT	11,971,618	2,602,626
Less, Change in Pension Value in SCT	2,999,005	93,896
Plus, Pension Service Cost and impact of Pension Plan Amendments	602,421	57,783
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	12,975,399	2,820,850
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	1,934,143	369,155
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(2,417,891)	(471,908)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	*(1,876,551)*	*79,358*
"Compensation Actually Paid" for Fiscal Year 2023	**19,362,404**	**5,685,564**

(7) 2022 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2022 Summary Compensation Table (SCT)	**16,671,654**	**4,984,077**
Less, Value of Stock & Option Awards Reported in SCT	11,763,389	2,342,510
Less, Change in Pension Value in SCT	367,990	—
Plus, Pension Service Cost and impact of Pension Plan Amendments	623,605	82,464
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	13,486,323	2,685,599
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	(730,276)	(185,202)
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(1,820,613)	(594,670)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	***(572,340)***	***(354,319)***
"Compensation Actually Paid" for Fiscal Year 2022	***16,099,314***	***4,629,758***

(8) 2021 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2021 Summary Compensation Table (SCT)	**27,578,659**	**8,305,919**
Less, Value of Stock & Option Awards Reported in SCT	15,936,623	4,449,129
Less, Change in Pension Value in SCT	4,789,314	203,750
Plus, Pension Service Cost and impact of Pension Plan Amendments	1,597,763	73,389
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	28,021,727	7,768,744
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	7,360,149	2,090,847
Plus, Fair Value of Awards Granted this Year and that Vested this Year	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	1,179,444	294,627
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—
Total Adjustments	***17,433,146***	***5,574,728***
"Compensation Actually Paid" for Fiscal Year 2021	***45,011,805***	***13,880,647***

(9) Company and Peer Group TSR reflects the Company's peer group (S&P 500 Consumer Discretionary Index) as reflected in our Annual Report on the Form 10-K for the fiscal year ended December 31, 2025. Each year reflects what the cumulative value of $100 would be, including the reinvestment of dividends, if such amount were invested on December 31, 2020.

(10) Core Operating Profit is a non-GAAP measure. Core Operating Profit is determined by excluding from Operating Profit both Special Items, which the Company does not believe are indicative of our ongoing operations due to their size and/or nature, and the impacts of foreign currency translation. Special Items include, among other items, gain or loss associated with market-wide refranchisings, operating profit or loss associated with the decision to cease operations in Russia, and certain charges associated with resource optimization. See pages 32-33 and 36-37 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2025 for a discussion of Core Operating Profit in 2025. Core Operating Profit Growth shown above excludes the impact of lapping the 53rd week in 2024 and for 2020 based on a 53rd week in 2019.

Pay versus Performance Descriptive Disclosure

We chose Core Operating Profit Growth as our Company Selected Measure for evaluating Pay versus Performance because it is a key metric in our annual bonus (50% weighting) and annual PSU plans (50% weighting) in 2025. Over the five-year period from 2021 to 2025, our TSR was generally trending in a similar direction (or exceeding for 2021, 2022, and 2023) as the TSR for our peer group. The increase in the Company's TSR exceeded our peers in 2021, 2022 and 2023, and lagged in 2024 by 12 percentage points and 2025 by one percentage point. There is generally a directionally corresponding relationship between TSR and "Compensation Actually Paid" between 2021 and 2025. As TSR increased or declined, "Compensation Actually Paid" increased or decreased accordingly, except in 2024, when there was a decrease in Net Income. Between 2021 and 2025, we see a similar directionally corresponding relationship between Net Income and "Compensation Actually Paid." As Net Income increased or declined over the five-year period, "Compensation Actually Paid" increased or decreased accordingly. Core Operating Profit Growth is a performance measure in both our annual bonus and PSU plans and, accordingly, we observed a correlation between Core Operating Profit Growth and "Compensation Actually Paid," except in 2025 when our Core Operating Profit Growth decreased one percentage point but our TSR rose 20 percentage points (and "Compensation Actually Paid" increased, driven largely on account of an increase of our stock price).

Proxy Statement



Pay versus Performance Tabular List

The table below lists our most important financial performance measures used to link "Compensation Actually Paid" for our CEOs and NEOs to company performance, over the year ending December 31, 2025. These measures are used to determine the annual bonus and PSU payouts for each of the CEOs and the other NEOs. Core Operating Profit Growth, Same Store Sales Growth and Net New Unit Growth are key metrics under our annual bonus plan, while Core Operating Profit Growth and System Sales Growth are the primary metrics under our annual PSU plan. For more information on our annual bonus and PSUs, see the Compensation Discussion and Analysis, beginning on page 36 of this Proxy Statement. The performance measures included in this table are not ranked by relative importance.

Most Important Financial Performance Measures
Core Operating Profit Growth
System Sales Growth
Net New Unit Growth
Same Store Sales Growth
Total Shareholder Return

Proxy Statement

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December 31, 2025, the equity compensation plans under which we may issue shares of common stock to our directors, officers, current employees and former employees. Those plans include the 2025 Long Term Incentive Plan (the "2025 LTIP") and the Long Term Incentive Plan (the "2016 LTIP"), each of which was approved by our shareholders, and the Restaurant General Manager Stock Option Plan ("RGM Plan").

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,794,588[1]	109.76[2]	17,119,571[3]
Equity compensation plans not approved by security holders	4,689[4]	58.73[2]	—
TOTAL	**3,799,277**	**109.71**	**17,119,571**

(1) Includes 1,985,642 shares issuable in respect of RSUs, performance units and deferred units.

(2) Weighted average exercise price of outstanding Options and SARs only.

(3) Under the 2025 LTIP, each share of common stock delivered to satisfy awards of stock units, restricted stock, restricted stock units, performance shares and performance share units ("Full Value Awards"), except those delivered in settlement of earned annual incentive awards, reduces the number of shares available for issuance under the plan by two shares. Accordingly, a maximum number of 8,559,785 shares remained available for issuance of Full Value Awards under the 2025 LTIP.

(4) Awards are made under the RGM Plan.

What are the key features of the RGM Plan?

Effective May 20, 2016, we canceled the remaining shares available for issuance under the RGM Plan, except for those shares necessary to satisfy then outstanding awards. No future awards will be made under the RGM Plan. The RGM Plan has provided for the issuance shares of common stock at a price equal to or greater than the closing price of our stock on the date of grant. The RGM Plan allowed us to award non-qualified stock options, SARs, restricted stock and RSUs. Employees, other than executive officers, have been eligible to receive awards under the RGM Plan. The purpose of the RGM Plan was (i) to give restaurant general managers ("RGMs") the opportunity to become owners of stock, (ii) to align the interests of RGMs with those of YUM's other shareholders, (iii) to emphasize that the RGM is YUM's #1 leader, and (iv) to reward the performance of RGMs. In addition, the Plan provides incentives to Area Coaches, Franchise Business Leaders and other supervisory field operation positions that support RGMs and have profit and loss responsibilities within a defined region or area. While all non-executive officer employees have been eligible to receive awards under the RGM plan, all awards granted have been to RGMs or their direct supervisors in the field. Grants to RGMs generally have four-year vesting and expire after ten years. The RGM Plan is administered by the Committee, and the Committee has delegated its responsibilities to the Chief People and Culture Officer of the Company. The Board of Directors approved the RGM Plan on January 20, 1998.

Proxy Statement

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee (for purposes of this report, the "Committee") are Paget L. Alves, M. Brett Biggs, Susan Doniz, and Annie Young-Scrivner. Mr. Alves serves as chair of the Committee.

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Alves, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Alves has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member of the Committee is financially literate within the meaning of the NYSE listing standards.

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee's responsibilities are set forth in this charter, which was amended and restated effective January 26, 2023. The charter is reviewed by management at least annually, and any recommended changes are presented to the Audit Committee for review and approval. The charter is available on our Web site at *http://investors.yum.com/committee-composition-and-charters*.

What are the responsibilities of the Audit Committee?

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of the Company's internal audit function and independent auditors, and the Food pillar of the Company's environmental, social and governance strategy referred to as the Company's Recipe for Good Growth. The Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Committee, from the Company for such advice and assistance.

The Committee has sole authority over the selection of the Company's independent auditors and manages the Company's relationship with its independent auditors (who report directly to the Committee). KPMG LLP has served as the Company's independent auditors since 1997. Each year, the Committee evaluates the performance, qualifications and independence of the independent auditors. The Committee is also involved in the selection of the lead audit partner. In evaluating the Company's independent auditors, the Committee considers the quality of the services provided, as well as the independent auditors' and lead partner's capabilities and technical expertise and knowledge of the Company's operations and industry.

The Committee met 8 times during 2025. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings generally include private sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management, as well as executive sessions consisting of only Committee members. In addition to the scheduled meetings, senior management confers with the Committee or its Chair from time to time, as senior management deems advisable or appropriate, in connection with issues or concerns that arise throughout the year.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. The Company's independent auditors are responsible for auditing those financial statements in accordance with professional standards and expressing an opinion as to their material conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to monitor and review the Company's financial reporting process and discuss management's report on the Company's internal control over financial reporting. It is not the Committee's duty or responsibility to conduct audits or accounting reviews or procedures. The Committee has relied, without independent verification, on management's representations that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and that the Company's internal control over financial reporting is effective. The Committee has also relied, without independent verification, on the opinion of the independent auditors included in their report regarding the Company's financial statements and effectiveness of internal control over financial reporting.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. With respect to each 2025 fiscal reporting period, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S., and reviewed significant accounting and disclosure issues with the Committee. These reviews included discussions with the independent auditors of matters required to be discussed pursuant to Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301 (Communication with Audit Committees), including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and disclosures related to critical accounting practices. The Committee has also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG LLP required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Committee concerning independence. The Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax and other services), on the amount of fees and scope of audit, audit-related, tax and other services provided.

In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Committee reviewed and discussed the Company's enterprise risk management program and key risks, including the Company's business and financial technology risk exposure, which includes data privacy and data protection, information security and cybersecurity. It also reviewed and discussed risks relating to the Food pillar of the Company's Recipe for Good Growth, including food safety and supply chain risk. The Committee also reviewed and discussed legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditors.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2025?

Based on the Committee's discussions with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors to the Board of Directors and shareholders, and subject to the limitations on the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Paget L. Alves, Chair
M. Brett Biggs
Susan Doniz
Annie Young-Scrivner

Additional Information

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by the Company. Proxies are being solicited principally by mail, by telephone and through the Internet. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of our shares.

How may I elect to receive shareholder materials electronically and discontinue my receipt of paper copies?

YUM shareholders with shares registered directly in their name who received shareholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide shareholders with added convenience, to reduce our environmental impact and to reduce Annual Report printing and mailing costs.

To take advantage of this option, shareholders must subscribe to one of the various commercial services that offer access to the Internet. Costs normally associated with electronic access, such as usage and telephone charges, will be borne by the shareholder.

To elect this option, go to *www.computershare.com*, click on Shareholder Account Access, log in and locate the option to receive Company mailing via e-mail. Shareholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our Transfer Agent, Computershare, Inc., 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202 or by logging onto our Transfer Agent's website at *www.computershare*.com and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail Computershare, Inc.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding" which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice of Internet Availability of Proxy Materials and, if applicable, this proxy statement and Annual Report, to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders or they participate in electronic delivery of proxy materials. Shareholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well as save natural resources. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to YUM! Brands, Inc., Investor Relations, 1441 Gardiner Lane, Louisville, KY 40213 or by calling Investor Relations at 1 (888) 298-6986 or by sending an e-mail to *yum.investor@yum.com*.

Proxy Statement

May I propose actions for consideration at next year's Annual Meeting of Shareholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and proxy card for presentation at our 2027 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213 by December 4, 2026. The proposal should be sent to the attention of the Corporate Secretary.

Under our bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Shareholders that is not included in our proxy statement. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices and you must include information set forth in our bylaws. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2027 Annual Meeting no earlier than and no later than the dates specified in our bylaws. If the 2027 Annual Meeting is not held within 30 days before or 60 days after the anniversary of the date of this year's Annual Meeting, then the nomination or item of business must be received by the later of (1) 90 days prior to such Annual Meeting, and (2) the close of business on the tenth day following the earlier of the date of mailing of the notice of the meeting or the public disclosure of the date of the meeting. Assuming that our 2027 Annual Meeting is held within 30 days before or 60 days after the anniversary of this Annual Meeting, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 13, 2027.

In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by the SEC's Rule 14a-19, which notice must be postmarked or transmitted electronically to our principal executive offices no later than 60 calendar days prior to the anniversary date of this year's Annual Meeting (or no later than March 15, 2027). However, if the date of the 2027 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made by the Company.

In addition, our bylaws provide for proxy access for director nominations by shareholders (as described at page 18). A shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of YUM common stock representing an aggregate of at least 3% of our outstanding shares, may nominate, and include in YUM's proxy materials, director nominees constituting up to 20% of YUM's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in YUM's bylaws. Notice of proxy access director nominees must be received no earlier than November 4, 2026, and no later than December 4, 2026.

The Board is not aware of any matters that are expected to come before the 2026 Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairperson of the Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Bylaw Provisions. You may contact YUM's Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Proxy Statement

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ___________ to ___________

Commission file number 1-13163

Yum!

YUM! BRANDS, INC.

(Exact name of registrant as specified in its charter)

North Carolina	**13-3951308**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1441 Gardiner Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	*(Zip Code)*

(502) 874-8300
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:		
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, no par value	**YUM**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark	Yes	No
• Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

• Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-accelerated Filer ☐	Smaller Reporting Company ☐	Emerging Growth Company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
• Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
• Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐

	Yes	No
• Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

The aggregate market value of the voting stock (which consists solely of shares of Common Stock) held by non-affiliates of the registrant as of June 30, 2025, computed by reference to the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape on such date was approximately $41 billion. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant. The number of shares outstanding of the registrant's Common Stock as of February 17, 2026, was 276,430,130 shares.

Documents Incorporated by Reference

Portions of the definitive proxy statement furnished to shareholders of the registrant in connection with the annual meeting of shareholders to be held on May 14, 2026, are incorporated by reference into Part III.

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Table of Contents

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Forward-Looking Statements

In this Form 10-K, as well as in other written reports and oral statements, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions.

Forward-looking statements can be generally identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as "expect," "expectation," "believe," "anticipate," "may," "could," "intend," "belief," "plan," "estimate," "target," "predict," "likely," "seek," "project," "model," "ongoing," "will," "should," "forecast," "outlook" or similar terminology. Forward-looking statements are based on and reflect our current expectations, estimates, assumptions and/or projections, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results to differ materially from those indicated by those statements. There can be no assurance that our expectations, estimates, assumptions and/or projections will be achieved. Factors that could cause actual results and events to differ materially from our expectations, estimates, assumptions, projections and/or forward-looking statements include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The forward-looking statements included in this Form 10-K are only made as of the date of this Form 10-K and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

PART I

Item 1. Business.

Yum! Brands, Inc. (referred to herein as "YUM", the "Registrant" or the "Company"), was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of YUM are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and the telephone number at that location is (502) 874-8300. Our website address is https://www.yum.com.

YUM, together with its subsidiaries, is referred to in this Form 10-K annual report ("Form 10-K") as the Company. The terms "we," "us" and "our" are also used in the Form 10-K to refer to the Company. Throughout this Form 10-K, the terms "restaurants," "stores" and "units" are used interchangeably. While YUM does not directly own or operate any restaurants, throughout this document we may refer to restaurants that are owned or operated by our subsidiaries as being Company-owned.

Overview of Business

YUM has over 63,000 restaurants in 155 countries and territories primarily operating under the four concepts of KFC, Taco Bell, Pizza Hut and Habit Burger & Grill (the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-inspired food and pizza categories, respectively. Habit Burger & Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. At December 31, 2025, 97% of our Concepts' units are operated by independent franchisees or licensees under the terms of franchise or license agreements. The terms franchise or franchisee within this Form 10-K are meant to describe third parties that operate units under either franchise or license agreements.

In 2025, we began a review of strategic options for the Pizza Hut brand. The objective of the review is to create value for YUM, Pizza Hut and its franchise partners by determining the optimal approach to best capitalize on Pizza Hut's structural advantages — strong brand equity, experienced franchise partners and meaningful scale — in the highly fragmented pizza market. We currently intend to complete this strategic options review in 2026, and there can be no assurance this review will result in any specific outcome or transaction.

The following is a brief description of each Concept and a summary of our Concepts' operations as of and for the year ended December 31, 2025:

	Number of Units	% of Units International	Number of Countries and Territories	% Franchised	System Sales[a] (in Millions)
KFC Division	33,897	90%	149	99%	$36,434
Taco Bell Division	9,030	14%	38	93%	18,361
Pizza Hut Division	19,974	68%	108	99%	12,794
Habit Burger & Grill Division	384	—%	2	22%	706
YUM	63,285	72%	155	97%	$68,295

(a) Constitutes sales of all restaurants, both Company-owned and franchised. See further discussion of this performance metric within Part II, Item 7 of this Form 10-K.

KFC

KFC was founded in Corbin, Kentucky, by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952. KFC restaurants across the world offer fried and non-fried chicken products such as sandwiches, chicken strips, chicken-on-the-bone and other chicken products marketed under a variety of names.

Taco Bell

The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold. Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, quesadillas, salads, nachos and other related items.

Pizza Hut

The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut specializes in the sale of ready-to-eat pizza products and operates in the delivery, carryout and casual dining segments around the world.

Habit Burger & Grill

The first Habit Burger & Grill restaurant opened in 1969 in Santa Barbara, California. The Habit Burger & Grill restaurant concept is built around a distinctive and diverse menu that includes chargrilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients.

Business Strategy

Through our Recipe for Good Growth we strive to grow iconic restaurant brands around the world that are loved by our customers, trusted everywhere we operate and connected through teamwork, technology and our global scale. These three ideas - being loved, trusted and connected - guide how we operate across our global system and engage with our customers, teams and communities:

Loved: We grow by delighting customers with craveable food and distinctive experiences.

Trusted: We operate responsibly with consistency and efficiency in our restaurants, across our system and in our communities. This includes a commitment to our priorities for social responsibility, risk management and sustainable stewardship of resources.

Connected: We use our teamwork, technology and global scale to serve every customer, everywhere, anytime.

As we enter into 2026, we intend to drive the next chapter of growth for YUM by Raising the B.A.R. through three clear priorities that reflect bold aspirations and a commitment to industry-leading performance:

- **B**attle for the future consumer by staying relentlessly focused on their needs and wants.
- **A**ccelerate restaurant unit economics for our franchisees and maximize performance of every restaurant, serving as a catalyst for new unit development and keeping our franchise system healthy.
- **R**each the full potential of Byte by Yum! by effectively operating, innovating and expanding our connected platform built by restaurant operators for restaurant operators to unlock its full potential for our franchise partners and our business.

Key to our success fueling brand performance and franchise success is our unrivaled culture and talent and leading with smart, heart and courage.

Information about Operating Segments

As of December 31, 2025, YUM consists of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger & Grill Division which includes our worldwide operations of the Habit Burger & Grill concept

Form 10-K

Franchise Agreements

The franchise programs of the Company are designed to promote consistency and quality, and the Company is selective in granting franchises. The Company is focused on partnering with franchisees who have the commitment, capability and capitalization to grow our Concepts. Franchisees can range in size from individuals owning just one restaurant to large publicly-traded companies. The Company has franchise relationships that are particularly important to our business, such as our relationship with Yum China (defined below) and our relationships with certain other large franchisees.

The Company currently has approximately 1,500 franchisees with whom we have franchise contracts. The Company utilizes both store-level franchise and master franchise programs to grow our businesses. Of our over 61,000 franchised units at December 31, 2025, approximately 40% operate under our master franchise programs, including over 17,000 units in mainland China. The remainder of our franchise units operate under store-level franchise agreements. Under both types of franchise programs, franchisees supply capital by purchasing or leasing the land, building, equipment, signs, seating, inventories and supplies and, over the longer term, by reinvesting in the business. In certain historical refranchising transactions the Company may have retained ownership of land and building and continues to lease them to the franchisee. Store-level franchise agreements typically require payment to the Company of certain upfront fees such as initial fees paid upon opening of a store, fees paid to renew the term of the franchise agreement and fees paid in the event the franchise agreement is transferred to another franchisee. Franchisees also pay monthly continuing fees based on a percentage of their restaurants' sales (typically between 4% to 6%) and are required to spend a certain amount to advertise and promote the brand. Under master franchise arrangements, the Company enters into agreements that allow master franchisees to operate restaurants as well as sub-franchise restaurants within certain geographic territories. Master franchisees are typically responsible for overseeing development within their territories and performing certain other administrative duties with regard to the oversight of sub-franchisees. In exchange, master franchisees retain a certain percentage of fees payable by the sub-franchisees under their franchise agreements and often pay lower fees for the restaurants they operate.

On October 31, 2016, we completed the spin-off of our China business into an independent, publicly-traded company under the name of Yum China Holdings, Inc. ("Yum China"). As our largest master franchisee, Yum China, pays the Company a continuing fee of 3% on system sales of our Concepts in mainland China. The use by Yum China of certain of our material trademarks and service marks is governed by a master license agreement between subsidiaries of YUM and Yum China.

The Company seeks to maintain strong and open relationships with our franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisee community and their representative organizations on key aspects of the business, including products, technology, equipment, operational improvements and standards.

Restaurant Operations

Through its Concepts, YUM develops, operates and franchises a worldwide system of both traditional and non-traditional Quick Service Restaurants ("QSR"). Traditional units can feature dine-in, carryout, drive-thru and delivery services. Non-traditional units include express units that have a more limited menu, usually generate lower sales volumes and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient.

Most restaurants in each Concept offer consumers the ability to dine in, carryout and/or have the Concepts' food delivered either by store-level personnel or third-party delivery services such as aggregators. In addition, Taco Bell, KFC and Habit Burger & Grill offer a drive-thru option in many stores. Pizza Hut offers a drive-thru option on a much more limited basis.

Restaurant management structure varies by Concept, unit size and franchise organization. Generally, each restaurant is led by a restaurant general manager ("RGM"), together with one or more assistant managers, depending on the operating complexity and sales volume of the restaurant. Each Concept issues manuals, which may then be customized to meet local regulations and customs. These manuals set forth standards and requirements for restaurant operations, including food safety and quality, food handling and product preparation procedures, equipment maintenance, facility standards and accounting control procedures. Each franchise organization and their respective restaurant management teams are responsible for the day-to-day operation of their units, including all matters related to employment of restaurant staff, and for ensuring compliance with operating standards.

Digital and technology are at the core of our Recipe for Good Growth. In recent years the Company has focused on building and acquiring a distinctive set of solutions with next-generation capabilities tailored for our brands, scaling these common digital and technology platforms across the globe and integrating our digital and technology teams into a unified global team. In 2025, we introduced our Byte by Yum! platform, a comprehensive collection of proprietary software as a service and artificial intelligence ("AI") driven products that enables easy operations for team members and improved experiences for customers, while consolidating essential systems into a cohesive, easy-to-manage platform. The Byte by Yum! platform includes online and mobile app ordering, point of sale, kitchen and delivery optimization, menu management, inventory and labor management and team member tools. The implementation of Byte by Yum! is also designed to enable a faster and more impactful adoption of AI by YUM and its brands, and offers franchisees leading technology capabilities with advantaged economics made possible by the scale of YUM all with a goal of unlocking new insights and driving profitable sales growth.

Digital sales include transactions where consumers at system restaurants utilize ordering interaction that is primarily facilitated by automated technology. In 2025, our system restaurants generated digital sales approaching both $40 billion and 60% of overall system sales.

The Company and its Concepts own numerous registered trademarks. The Company believes that many of these marks, including our Kentucky Fried Chicken®, KFC®, Taco Bell®, Pizza Hut® and The Habit® marks, have significant value and material importance to our business. The Company's policy is to pursue registration of important marks whenever feasible and to challenge any infringement of our marks vigorously. The use of certain of these marks by franchisees has been authorized in our franchise agreements. Under current law and with proper use, the Company's rights in our marks can generally last indefinitely. The Company also has certain patents on restaurant equipment and technology which, while valuable, are not currently considered material to our business.

Supply and Distribution

The Company and franchisees of the Concepts are substantial purchasers of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, paper and packaging materials. Prices paid for these supplies fluctuate. When prices increase, the Concepts may attempt to pass on such increases to their customers, although there is no assurance that this can be done in practice. The Company does not typically experience significant continuous shortages of supplies, and alternative sources for most of these supplies are generally available.

In the U.S., the Company, along with the representatives of the Company's KFC, Taco Bell and Pizza Hut franchisee groups, are members of Restaurant Supply Chain Solutions, LLC ("RSCS"), a third party which is responsible for purchasing certain restaurant products and equipment. Additionally, Habit Burger & Grill entered into a purchasing agreement with RSCS effective July 31, 2020. The core mission of RSCS is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment. This arrangement combines the purchasing power of the Company-owned and franchisee restaurants, which the Company believes leverages the system's scale to drive cost savings and effectiveness in the purchasing function. The Company also believes that RSCS fosters closer alignment of interests and a stronger relationship with our franchisee community.

Most food products, paper and packaging supplies, and equipment used in restaurant operations are distributed to individual restaurant units by third-party distribution companies. In the U.S., McLane Foodservice, Inc. is the distributor for the majority of items used in Company-owned restaurants and for a substantial number of franchisee restaurants. Outside the U.S., we and our Concepts' franchisees primarily use aligned and leveraged sourcing and distribution systems involving global, regional and local suppliers and distributors. The Company partners with our international franchisees to manage third-party suppliers and distributors, subject to our internal standards and approvals. All suppliers and distributors are expected to provide products and/or services that comply with all applicable laws, rules and regulations in the state and/or country in which they operate as well as comply with our internal standards.

Advertising and Promotional Programs

Company-owned and franchise restaurants are required to spend a percentage of their respective restaurants' sales on advertising programs with the goal of increasing sales and enhancing the reputation of the Concepts. Advertising may be conducted nationally, regionally and locally. When multiple franchisees operate in the same country or region, the national and

Form 10-K


regional advertising spending is typically conducted by a cooperative to which the franchisees and Company-owned restaurants, if any, contribute funds as a percentage of restaurants' sales. The contributions are primarily used to pay for expenses relating to purchasing media for advertising, market research, commercial production, talent payments and other support functions for the respective Concepts. We have the right to control the advertising activities of certain advertising cooperatives, typically in markets where we have Company-owned restaurants, through our majority voting rights.

Working Capital

Information about the Company's working capital is included in MD&A in Part II, Item 7 and the Consolidated Statements of Cash Flows in Part II, Item 8.

Seasonal Operations

The Company does not consider its operations to be seasonal to any material degree.

Competition

The retail food industry, in which our Concepts compete, is made up of supermarkets, supercenters, warehouse stores, convenience stores, coffee shops, snack bars, delicatessens and restaurants (including those in the QSR segment), and is intensely competitive with respect to price and quality of food products, new product development, digital engagement, advertising levels and promotional initiatives, customer service reputation, restaurant location and attractiveness and maintenance of properties. Competition has also increased from and been enabled by delivery aggregators and other food delivery services in recent years, particularly in urbanized areas. Our Concepts also face competition as a result of convergence in grocery, convenience, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. The retail food industry is often affected by: changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Within the retail food industry, each of our Concepts competes with international, national and regional chains as well as locally-owned establishments, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees. Given the various types and vast number of competitors, our Concepts do not constitute a significant portion of the retail food industry in terms of number of system units or system sales, either on a worldwide or individual country basis.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position, or result in material capital expenditures. However, the Company cannot predict the effect on our operations due to possible future environmental legislation or regulations. During 2025, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Government Regulation

U.S. Operations. The Company and its U.S. operations, as well as our franchisees, are subject to various federal, state and local laws affecting our business, including laws and regulations concerning information security, privacy, labor and employment, health, marketing, food labeling, competition, public accommodation, sanitation and safety. Each of our and our Concepts' franchisees' restaurants in the U.S. must comply with licensing requirements and regulations promulgated by a number of governmental authorities, which include health, sanitation, safety, fire and zoning agencies in the state and/or municipality in which the restaurant is located. In addition, each Concept must comply with various state and federal laws that regulate the franchisor/franchisee relationship. To date, the Company has not been materially adversely affected by such licensing requirements and regulations or by any difficulty, delay or failure to obtain required licenses or approvals.

International Operations. Our and our Concepts' franchisees' restaurants outside the U.S. are subject to national and local laws and regulations which have similarities to those affecting U.S. restaurants but may differ among jurisdictions. Like restaurants in the U.S., restaurants outside the U.S. are subject to certain regulations and tariffs on imported commodities and equipment, laws regulating foreign investment and anti-bribery and anti-corruption laws.

See Item 1A "Risk Factors" of this Form 10-K for a discussion of risks relating to federal, state, local and international regulation of our business.

Human Capital Management

As of December 31, 2025, the Company and its subsidiaries employed approximately 49,000 persons (collectively referred to throughout this filing as "our employees" or "YUM employees"), including approximately 28,000 employees in the U.S. and approximately 21,000 employees outside the U.S. Approximately 90% of our employees work in restaurants while the remainder work in our restaurant-support centers. In the U.S., approximately 90% of our Company-owned restaurant employees are part-time of which approximately 50% have been employed by the Company for less than a year. Some of our International employees are subject to labor council relationships whose terms vary due to the multitude of countries in which the Company operates.

In addition to the persons employed by the Company and its subsidiaries, our approximately 61,000 franchise restaurants around the world are responsible for the employment of over an estimated 1 million people who work in and support those restaurants. Each year YUM and our franchisees around the world create thousands of part-time, entry-level restaurant opportunities to grow careers at our KFC, Taco Bell, Pizza Hut and Habit Burger & Grill brands. As evidence of the opportunities these positions create, approximately 80% of the Company-owned restaurant general managers ("RGMs") located in the U.S. have been promoted from other positions in our brands' restaurants.

Human capital management considerations are integral to our Recipe for Good Growth strategy, the drivers of which include leveraging our unrivaled culture and talent to fuel brand performance and franchise success, as well as recruiting and equipping the best restaurant operators in the world to deliver great customer experiences. Our investment in people includes creating a culture of engagement that attracts, retains and grows the best people and creates high performance in our restaurants. We are continuing to build a culture of opportunity and belonging among our employees, franchisees, suppliers and partners that makes room for all people and voices at our tables that reflects the customers and communities we serve, which we believe provides us with a competitive advantage with respect to the performance of our business. Our commitments and progress towards these areas of focus are reflected below.

- Continually building upon ongoing inclusion efforts to help ensure our workplaces are environments where all people can be successful.
- Consistent with our Code of Conduct, making employment-related decisions based on an individual's abilities and merit, not personal characteristics that are unrelated to the job.
- Measuring YUM employee engagement regularly. For example, every other year we conduct a global employee engagement survey of all employees working in our restaurant support centers. The most recent survey conducted was in 2025 and reflected an above-average engagement level among our employees relative to benchmarked companies.
- Providing YUM employees with training and development that builds world-class leaders and drives business results.
- Enabling a culture that fuels results and cross-brand collaboration on operational execution, people capability and customer experience initiatives throughout our system.
- Assessing progress towards lowering turnover and increasing retention rates, particularly at the restaurant-employee level.

Available Information

The Company makes available, through the Investor Relations section of its internet website at https://www.yum.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission ("SEC") at https://www.sec.gov.

Our Corporate Governance Principles and our Code of Conduct are also located within the Investor Relations section of the Company's website. The references to the Company's website address in this Form 10-K do not constitute incorporation by reference of the information contained on the website and should not be considered part of this Form 10-K. These documents, as well as our SEC filings, are available in print free of charge to any shareholder who requests a copy from our Investor Relations Department.

Item 1A. Risk Factors.

You should carefully review the risks described below as they identify important factors that could cause our actual results to differ materially from our forward-looking statements, expectations and historical trends. Any of the following risk factors, either by itself or together with other risk factors, could materially adversely affect our business, growth prospects, results of operations, cash flows and/or financial condition.

Risks Related to Food Safety and Catastrophic Events

Food safety and food- or beverage-borne illness concerns may have an adverse effect on our business and/or our growth prospects.

Food or beverage-borne illnesses (that can be caused by food-borne pathogens such as E. coli, Listeria, Salmonella, Cyclospora and Trichinosis) and food safety issues (such as food tampering and contamination including with respect to allergens or adulteration) have occurred and may occur within our system from time to time. In addition, the health and environmental risks of certain ubiquitous substances (including per-and polyfluoroalkyl substances (PFAS)) commonly found in packaging have been the subject of increased regulatory scrutiny and lawsuits against us and other restaurant companies. Any report linking our or our Concepts' franchisees' restaurants, our suppliers or distributors or otherwise involving the types of products used at our restaurants, or linking our competitors, suppliers, distributors or the retail food industry generally, to instances of food- or beverage-borne illness or food safety issues or substances having perceived health or environmental risks could result in adverse publicity and otherwise adversely affect us and lead to consumer complaints, litigation and/or governmental investigations. There is also a risk that we or our Concepts' franchisees' restaurants, suppliers or distributors underreport food safety incidents or system failures, which could hinder response and tracking of such risks. Moreover, our Concepts' restaurants' reliance on third-party food suppliers and distributors and increasing reliance on food delivery aggregators may increase the risk that food- or beverage-borne illness incidents and food safety issues could be caused by factors outside of our control. If a customer is believed to have become ill from food or beverage-borne illnesses or as a result of food safety issues, remediation efforts could include temporary closure of restaurants, which could disrupt our operations and adversely affect our reputation, business and/or our growth prospects. The occurrence of food-borne pathogens in restaurant products or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our Concepts' franchisees.

Our business may be adversely affected by adverse public health conditions or the occurrence of other catastrophic or unforeseen events.

Our business and/or growth prospects could be adversely impacted by various catastrophic or other unforeseen events (which may be beyond our control), including health epidemics or pandemics, natural disasters, geopolitical events, military conflict, terrorism, political, financial or social instability, boycotts, social or civil unrest, workplace violence, or other events that lead to avoidance of public places or restrictions on public gatherings, particularly if located in regions where we have significant operations. We could also be adversely affected if government authorities impose mandatory or voluntary closures, impose restrictions on operations of restaurants, or restrict the import or export of products, or if suppliers issue mass recalls of products, in connection with any such events.

In addition, our operations could be disrupted if any employees at our or our Concepts' franchisees' restaurants had or were suspected of having avian flu or swine flu, or other highly communicable illnesses, since this may require us, or our Concepts' franchisees, to quarantine employees and close facilities, including restaurants. Prior outbreaks of avian flu have resulted in confirmed human cases and it is possible that outbreaks could reach pandemic levels. Public concern over avian flu may cause fear about the consumption of chicken, eggs and other poultry products derived from poultry, which could adversely affect us given that poultry is widely offered at our Concepts' restaurants. Avian flu outbreaks could also adversely affect the price and availability of poultry, which could negatively impact our business.

Risks Related to our Business Strategy and Reliance upon Franchisees

Our operating results and growth strategies are closely tied to the success of our Concepts' franchisees.

The vast majority (97%) of our restaurants are operated by our Concepts' franchisees. Our long-term growth depends on maintaining the pace of our new unit growth rate largely through our Concepts' franchisees. We also rely on master franchisees,

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who have rights to license to sub-franchisees the right to develop and operate restaurants, to achieve our expectations for new unit development. If our Concepts' franchisees and master franchisees do not meet our expectations for new unit development, we may not achieve our desired growth.

We have limited control over how our Concepts' franchisees' businesses are run, and their inability to operate successfully could adversely affect our operating results through decreased royalties, advertising funds contributions, and fees paid to us for other discrete services we may provide to our Concepts' franchisees Our control is further limited where we utilize master franchise arrangements, which require us to rely on our master franchisees to enforce sub-franchisee compliance with our operating standards.

If our Concepts' franchisees fail to adequately capitalize their businesses or incur too much debt, if their operating expenses or commodity prices increase or if economic or sales trends deteriorate such that franchisees are unable to operate profitably or repay existing debt, it could result in their financial distress, including insolvency or bankruptcy, or the inability to meet development targets or obligations. If any significant franchisee of our Concepts individually or in the aggregate becomes financially distressed, as has occurred from time to time, our operating results could be adversely impacted, and we could experience reduced new unit development.

In addition, we are secondarily liable on certain Concepts' franchisees' restaurant lease agreements, including lease agreements that we have guaranteed or assigned to franchisees, and our operating results and/or growth prospects could be impacted by any rent obligations to the extent such franchisees default on these lease agreements.

Our results may also be impacted by whether our Concepts' franchisees implement marketing programs or other major initiatives, such as restaurant remodels or equipment or technology upgrades, which may require financial investment by such franchisees. Our Concepts may be unable to successfully implement strategies that we believe are necessary for growth if our Concepts' franchisees do not participate, which may harm our growth prospects and financial results. Additionally, the failure of our Concepts' franchisees to focus on key elements of restaurant operations, such as compliance with our operating standards addressing quality, service and cleanliness (even if such failures do not breach the franchise documents), may be attributed by guests to our Concepts' brand and could negatively impact our reputation, business and/or our growth prospects.

Franchisee noncompliance with our franchise agreements and/or or brand standards including by failing to meet health and safety standards, to engage in quality control or maintain product consistency or to comply with cybersecurity requirements, as well as through participation in improper business practices. Moreover, franchisee noncompliance with our franchise agreements and/or brand standards may lead to us to terminate franchise agreements and close related stores, which may have an impact on our results. For example, on January 8, 2025, we terminated franchise agreements with the owner and operator of KFC and Pizza Hut restaurants in Turkey after failure to meet our brand standards.

We have franchise relationships that are particularly important to our business due to their scale and/or growth prospects such as our relationship with Yum China, our largest franchisee. We are a party to a Master License Agreements ("MLA") with Yum China, pursuant to which Yum China is the exclusive licensee of the KFC, Taco Bell and Pizza Hut Concepts and their related marks and other intellectual property rights for restaurant services in mainland China. Any failure to realize the expected benefits of key franchise relationships, including with Yum China, may adversely impact our business and growth prospects.

Our growth strategy depends upon our and our Concepts' franchisees' ability to successfully open new restaurants and to operate these restaurants profitably.

Our growth strategy depends on our and our Concepts' franchisees' ability to increase the number of restaurants around the world. The successful development of new units depends in large part on the ability of our Concepts' franchisees to open new restaurants and to operate these restaurants profitably. Effectively managing growth can be challenging, particularly as we expand into new markets, and we cannot guarantee that we, or our Concepts' franchisees, including Yum China, will be able to achieve our expansion goals or that new restaurants will be operated profitably, consistent with results of existing restaurants or with our or our Concepts' franchisees' expectations. Other risks that could impact our ability to open new restaurants include: (i) economic conditions and trade policy or economic policies or sanctions, (ii) our ability to attract new franchisees, (iii) new restaurant construction and development costs, (iv) our Concepts' franchisees' ability to meet new restaurant permitting, construction, development and team member training timelines, and (v) consumer sentiment related to our Concepts, and (vi) supply chain challenges, including our ability to secure sufficient supply to support new restaurants.

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Expansion could also be affected by our Concepts' franchisees' willingness to invest capital or ability to obtain financing to construct and open new restaurants. If it becomes more difficult or more expensive for our Concepts' franchisees to obtain financing to develop new restaurants, or if the perceived return on invested capital is not sufficiently attractive, our expected growth and future financial results could be adversely impacted. In addition, new restaurants could impact the sales of our Concepts' existing restaurants nearby, and the risks of such sales cannibalization may become more significant in the future as we increase our presence in existing markets.

We may not realize the anticipated benefits from past or potential future acquisitions, investments or other strategic transactions, or our portfolio business model.

From time to time we have completed, and we may evaluate and continue to complete, mergers, acquisitions, divestitures, joint ventures, strategic partnerships, minority investments and other strategic transactions.

Past and potential future strategic transactions may involve various inherent risks, including, without limitation:

   (i)   expenses, delays or difficulties in integrating acquired companies, joint ventures, strategic partnerships or investments into our organization, including the failure to realize strategic alignment or expected synergies and/or the inability to retain key personnel;

   (ii) diversion of management's attention from other initiatives and/or day-to-day operations to effectively execute our growth strategy;

   (iii) inability to generate sufficient revenue, profit, and cash flow from acquired companies, joint ventures, strategic partnerships or investments; and

   (iv) the possibility that we have acquired substantial contingent or unanticipated liabilities in connection with acquisitions or other strategic transactions.

Past and potential future strategic transactions may not ultimately create value for us and may harm our reputation and adversely affect our business, growth prospects and financial results. In addition, our investments, including minority investments in certain franchisees, are potentially subject to changes in value, including through impairment, which have caused and could continue to cause, fluctuations in our results of operations.

We have initiated a process to explore strategic options for the Pizza Hut brand, and there can be no assurance that this process will result in any transaction or outcome, that we will be able to realize the anticipated benefits of any transaction, if completed, or other outcome, or that this process will not adversely impact our business.

We have initiated a process to explore strategic options for our Pizza Hut brand to maximize long-term value creation. Our ability to successfully engage in any transactions with regard to our Pizza Hut brand is subject to prevailing general, market and industry-specific economic conditions and certain regulatory, financial, business and other factors beyond our control. There is no assurance that this process will result in any transaction or outcome, or if any transaction is completed, the timing or terms of any such transaction.

We expect to incur significant expenses in connection with this process, and there are risks inherent with this process, including the potential diversion of management's attention, interference with our ability to retain or attract key personnel and business partners, disruption of Pizza Hut or other businesses and exposure to litigation. It may also be disruptive to our business operations and long-term planning, which may cause concern to our current or potential investors, employees, strategic partners, vendors and other stakeholders and may have a material impact on our operating results or result in increased volatility in our stock price. Further, there can be no assurance that we will be able to realize the anticipated benefits of any transaction, if completed, or other outcome. We are taking steps to mitigate any impact to Pizza Hut's near-term results as a result of this review. In addition, we have aligned with stakeholders in the U.S. on a marketing program, modernization of certain technology and franchise agreements and a YUM contribution to marketing support. However, if we are unable to mitigate these and other risks related to this process, our business may be adversely affected.

Risks Related to Operating a Global Business

We have significant exposure to the Chinese market through our largest franchisee, Yum China, which subjects us to risks that could negatively affect our business and/or our growth prospects.

A meaningful portion of our total business, particularly with respect to our KFC Concept, is conducted in mainland China through our largest franchisee, Yum China. We are contractually entitled to receive a 3% sales-based license fee on all Yum China system sales related to our KFC, Taco Bell and Pizza Hut Concepts. Yum China's business is exposed to risks in mainland China, which include, among others, potential political, trade, financial and social instability, changes in economic conditions (including consumer spending, unemployment levels and ongoing wage and commodity inflation), consumer preferences, the regulatory environment (including uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations), heightened data and cybersecurity risks associated with the conduct of business in China, and food safety related matters (including compliance with food safety regulations and our ability to ensure product quality and safety). Any significant or prolonged deterioration in U.S.–China relations, including as a result of changes in U.S.–China foreign policy, trade regimes or trade disputes, or geopolitical developments, could adversely affect our Concepts in mainland China. Additionally, Chinese law regulates Yum China's business conducted in mainland China, and as such our license fee from the Yum China business is subject to numerous uncertainties based on Chinese laws, regulations and policies, which may change from time to time. If Yum China's business is harmed or development of our Concepts' restaurants is slowed in mainland China due to any of these factors, it could negatively impact the license fee paid by Yum China to us, which would negatively impact our financial results.

Our relationship with Yum China is governed primarily by the MLA, as amended from time to time, which may be terminated upon the occurrence of certain events, such as the insolvency or bankruptcy of Yum China. In addition, if we are unable to enforce our intellectual property or contract rights in mainland China, if Yum China is unable or unwilling to satisfy its obligations under the MLA, or if the MLA is otherwise terminated, it could result in an interruption in the operation of our brands that have been exclusively licensed to Yum China for use in mainland China. Disputes over the proper interpretation of the MLA have arisen in the past and may arise from time to time in the future. Such interruption or disputes could cause a delay in, or loss of, the license fee paid to us, which would negatively impact our financial results.

Our global operations subject us to risks that could negatively affect our business.

A significant portion of our Concepts' restaurants are operated outside of the U.S., and we intend to continue expansion of our global operations. As a result, our and our Concepts' franchisees' business and/or growth prospects are increasingly exposed to risks inherent in global operations. These risks, which can vary substantially by country, include political, financial or social instability or conditions, corruption, anti-American sentiment and perception of our Concepts as American brands, social and ethnic unrest, natural disasters, military conflicts and terrorism, as well as exposure to the macroeconomic environment in such markets, the regulatory environment (including related to the enforceability of legal requirements and contract and intellectual property rights), and income and non-income based tax rates and laws. Additional risks include the impact of trade disputes and tariffs, restrictive actions of foreign or U.S. governmental authorities affecting trade or foreign investment, import restrictions and controls, sanctions, foreign exchange control regimes (including restrictions on currency conversion), health guidelines and safety protocols, labor costs and conditions, compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar laws prohibiting bribery of government officials and other corrupt practices, and the laws and policies that govern foreign investment in countries where our Concepts' restaurants are operated. For example, we have been subject to a regulatory enforcement action in India alleging violation of foreign exchange laws for failure to satisfy conditions of certain operating approvals, such as minimum investment and store build requirements as well as limitations on the remittance of fees outside of the country (see Note 20).

As a result of our global operations, we have significant exposure to geopolitical events and instability. We have been adversely affected in the past, and may in the future be adversely affected, by events such as increasing anti-American sentiment and instability and conflicts in the Middle East. Such conflicts have adversely affected, and may continue to adversely affect our business and operations as result of, among other things, the economic consequences and disruptions from such conflicts, increased energy and supply prices, weaker consumer sentiment for Western brands, consumer reaction to perceived acts or failures to act by us or our Concepts including maintaining operations in countries or regions that are linked to such conflicts, and economic sanctions restricting cross-border commerce.

In addition, we and our Concepts' franchisees do business in jurisdictions that may be subject to trade or economic sanction regimes, which sanctions could be expanded. Any failure to comply with such sanctions or other similar legal requirements could result in the imposition of damages or penalties, the suspension of business licenses, or a cessation of operations at our Concepts' restaurants, as well as damage to our and our Concepts' brand images and reputations.

Foreign currency risks and foreign exchange controls could adversely affect our financial results.

Our results of operations, growth prospects and the value of our assets are affected by fluctuations in currency exchange rates, which have had, and may continue to have adverse effects on our reported earnings. More specifically, an increase in the value

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of the U.S. dollar, relative to other currencies, such as the Chinese Renminbi ("RMB"), Australian Dollar, the British Pound and the Euro, as well as currencies in certain other markets have historically affected and may continue to affect our reported earnings. Any significant fluctuation in the value of currencies of countries in which we or our Concepts' franchisees operate, particularly the RMB in China, could materially impact the U.S. dollar value of royalty payments made to us, which could result in lower revenues, could lead to increased costs and lower profitability to us or our Concepts' franchisees and/or could cause us or our Concepts' franchisees to increase prices to customers, which could negatively impact sales in these markets and harm our financial results. In addition, the governments in certain countries where our Concepts operate, including China, restrict the conversion of local currency into foreign currencies and, in certain cases, the remittance of currency out of the country. Currency control restrictions on the conversion of other currencies to U.S. dollars or restrictions imposed by countries on cash remittances could cause royalty payments to us to be delayed, remitted only partially or not at all, which could cause us to incur bad debt expense and impact our liquidity.

Risks Related to Technology, Data Privacy and Intellectual Property

Any cybersecurity incident, including the failure to protect the integrity or availability of IT systems or the security of Confidential Information, or the introduction of malware or ransomware, could materially affect our business, financial results and/or our growth prospects and result in substantial costs, litigation, reputational harm and a loss of consumer confidence.

Our business relies heavily on computer systems, hardware, software, technology infrastructure and online websites, platforms and networks (collectively, "IT Systems") to support both internal and external, including franchisee-related, operations. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. In addition, we and other parties (such as vendors, food delivery aggregators and franchisees), collect, transmit and/or maintain certain personal, financial and other information about our customers, employees, vendors and franchisees, as well as proprietary information pertaining to our business (collectively, "Confidential Information"). The security and availability of our IT Systems and Confidential Information is critical to our business and is regulated by evolving and increasingly demanding laws and regulations in various jurisdictions, certain third-party contracts and industry standards.

The current cyber threat environment presents increased risk for all companies, including companies in our industry. The cybersecurity risks we face include cyber-attacks involving ransomware and malicious software, advanced persistent threats, social engineering, credential stuffing or distributed denial-of-service attacks and other attempts by malicious threat actors, including nation-state actors, ransomware groups, and others to access, acquire, use, disclose, misappropriate, shut down or manipulate our information, systems, databases, processes and people. In addition, the rapid evolution and increased adoption of artificial intelligence ("AI") and other emerging technologies may heighten our cybersecurity risks by making cyber-attacks and social engineering more difficult to detect, contain and mitigate. Further, the cybersecurity risks we face have increased in recent years due to an increase in the use of and reliance on our digital commerce platforms and products. Moreover, remote working and personal device use further increases the risk of cyber incidents and the improper dissemination of personal or Confidential Information.

We are regularly the target of cyber-attacks and other attempts to breach, or gain unauthorized access to, our systems and data. Moreover, given the current cyber threat environment, we expect the volume and intensity of cyber-attacks and attempted intrusions to continue to increase. There is no assurance that our security measures, cybersecurity risk management programs and processes will be fully implemented, complied with, sufficient or effective in protecting our systems and information. Despite such security measures and processes, we, and the third parties upon which we rely, have experienced security incidents from time to time and we and such third parties will continue to experience such incidents in the future. In particular, on January 18, 2023, we announced a ransomware attack that impacted certain IT Systems which resulted in the closure of fewer than 300 restaurants in one market for one day, temporarily disrupted certain of our affected systems and resulted in data being taken from our network. As disclosed under Part I, Item 1C of this Form 10-K, we remain subject to risks and uncertainties as a result of the incident, including as a result of the data that was taken from our network and putative class actions filed against us in connection with this incident.

If our IT Systems or the information systems of any of our Concepts' franchisees, or other third parties which we interact, such as suppliers, distributors or third-party delivery providers, are disrupted or compromised, in a manner which impacts us or our IT Systems, as a result of a cyber-attack, data or security breach, or other security incident or fraud, or if our employees, franchisees, suppliers or vendors fail to comply with applicable laws and regulations or fail to meet contractual and industry standards in connection therewith, any such developments could result in liabilities and penalties, have an adverse impact on our financial results and growth prospects, damage our brands and reputation, cause interruption of normal business operations, cause us to incur substantial costs, result in a loss of consumer confidence and sales, disrupt our supply chain, business and plans, result in the loss, misappropriation, corruption or unauthorized access, acquisition, use or disclosure of data or inability to access data, including the release of Confidential Information, and subject us to litigation and government enforcement actions. Moreover, any significant cybersecurity event which impacts us or our IT Systems could require us to devote significant management time and resources to address such events, interfere with our pursuit of other important business strategies and initiatives, and cause us to incur additional expenditures, which could be material, including to investigate such events, remedy cybersecurity problems, respond to an extortion demand, recover lost data, prevent future compromises and adapt systems and practices in response to such events. There is no assurance that any remedial actions will meaningfully limit the success of future attempts to breach our IT Systems, particularly because malicious actors are increasingly sophisticated and utilize tools and techniques specifically designed to circumvent security measures, avoid detection and obfuscate forensic evidence, which means we may be unable to identify, investigate or remediate effectively or in a timely manner. Further, we are subject to an increasing number of cybersecurity reporting obligations in different jurisdictions that vary in their scope and application, which may create conflicting reporting obligations and inhibit our ability to quickly provide complete and reliable information about cybersecurity incidents to customers, counterparties, and regulators, as well as the public. Additionally, insurance coverage maintained by us and our Concepts' franchisees designed to address certain aspects of cybersecurity risks may exclude certain types of claims or otherwise be insufficient to cover all losses or all types of claims that may arise.

Further, the payment card industry sets controls standards used in the transmission and approval of electronic payment transactions. If we or our Concepts' franchisees fail to comply with the global Payment Card Industry Data Security Standards or fail to adequately control fraudulent credit card and debit card transactions, we or our Concepts' franchisees may face civil liability, reputational damage, fines and assessments from the card brands, and significantly higher credit card and debit card related costs, any of which could adversely affect us.

The failure to maintain satisfactory compliance with legal requirements regarding data privacy, data protection and emerging technologies may adversely affect our business and/or growth prospects and subject us to penalties.

Data privacy is subject to frequently changing legal requirements, which sometimes conflict among the various jurisdictions where we and our Concepts' franchisees do business. We are subject to numerous global laws, including but not limited to, the European Union's ("E.U.") General Data Protection Regulation ("GDPR") and the U.K. General Data Protection Regulations, which impose strict data protection requirements and provide for significant penalties for noncompliance. Further, we engage in marketing and customer engagement activities that are subject to communications and consumer privacy laws, such as the Telephone Consumer Protect Act and similar state laws. There is a rapid increase in private claims of alleged breach of communications and privacy laws in the U.S. and abroad, under a diverse range of theories relying on wiretapping, pen registry, and communication consent statutes. In addition, an increasing number of jurisdictions where we and our Concepts' franchisees operate have enacted privacy and data protection laws, or are considering enacting or expanding such laws. These and other newly enacted and evolving legal requirements, have required, and may continue to require, us and our Concepts' franchisees to modify our data processing practices and policies and to incur substantial costs and expenses to comply. Additionally, state regulatory bodies and other governmental authorities tasked with enforcing new privacy laws are engaging in enforcement investigations and actions. In particular, state attorneys general and regulatory bodies are increasingly focused on businesses' practices for collecting and sharing consumer information digitally, including how businesses allow consumers to opt-out of certain uses and disclosures and exercise other rights granted by privacy laws. Additionally, future enforcement priorities from these bodies may be unclear or changing. While we have established procedures to manage individual privacy requests from consumers and employees intended to ensure compliance with privacy laws, there remains potential residual risk of failure to comply with comprehensive privacy laws passed at the international, federal or state level and this may result in regulatory enforcement action, lawsuits, the imposition of monetary penalties, and damage to our reputation, or require us to modify our operations. The increasingly complex, restrictive and evolving regulatory environment at the international, federal and state level related to data privacy and data protection may require significant continued effort and cost, changes to our business practices and impact our ability to obtain and use data to provide personalized experiences for our customers. In addition, failure to comply with applicable requirements may subject us and our Concepts' franchisees to fines, sanctions, governmental investigation, lawsuits and other potential liability, as well as reputational harm.

The Federal Trade Commission ("FTC") and many state attorneys general are also interpreting federal and state consumer protection laws to impose standards for the collection, use, dissemination and security of personal data. The FTC may seek

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enforcement action for violation of consumer protection laws including unfair or deceptive practices relating to privacy policies, consumer data collection and processing consent, and digital advertising practices. Moreover, new and changing cross-border data transfer requirements, have required and may continue to require us to incur costs to comply and have impacted the transfer of personal data throughout our organization and to third parties. Additionally, we are subject to increasing legal requirements with respect to the use of AI and machine learning applications and tools (including in relation to hiring and employment practices and in digitally marketing our Concepts), data collected from minors, and biometric information. These legal requirements are rapidly changing and are not consistent across jurisdictions, and our inability to adapt to or comply with such legal requirements may adversely impact us, including as the result of liabilities or penalties as the result of any such non-compliance.

Unreliable or inefficient restaurant technology or the failure to successfully implement technology initiatives could adversely impact our business and the overall consumer experience.

We and our Concepts' franchisees rely heavily on IT Systems to efficiently operate our restaurants and drive the customer experience, sales growth and margin improvement, as well as to gather and leverage data to enhance restaurant operations and improve the customer experience. These IT Systems, including our proprietary Byte By Yum! platform and third-party technology systems, are subject to damage, interruption or failure due to theft, fire, power outages, telecommunications failure, computer viruses, employee misuse, security breaches, malicious cyber-attacks including the introduction of malware or ransomware or other disruptive behavior by hackers, or other catastrophic events. If our or our Concepts' franchisees' IT Systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could adversely impact our reputation, growth prospects, and financial results.

Moreover, technology and consumer offerings continue to develop, and our failure to adequately invest in or implement new technology (e.g., automation, AI, new delivery channels) or adapt to technological advancements and industry trends, particularly with respect to digital commerce capabilities, could result in dissatisfaction from our customers or our employees (or the employees of our Concepts' franchisees), negative publicity, or adversely impact our financial results.. If our Concepts' digital commerce platforms do not meet customers' expectations in terms of security, speed, privacy, attractiveness or ease of use, customers may be less inclined to return to such digital commerce platforms, which could negatively impact us and our Concepts' franchisees. Developing and implementing consumers' evolving technology demands may place a significant financial burden on us and our Concepts' franchisees, and our Concepts' franchisees may have differing views on investment priorities. Our strategic digital and technology initiatives may not be implemented timely or may not achieve the desired results. Failure to adequately manage implementations, updates or enhancements of new technology or interfaces between platforms could place us at a competitive disadvantage, and disrupt and otherwise adversely impact our operations and/or growth prospects. It may be difficult to recruit and retain qualified individuals for these efforts due to intense competition for developers necessary to innovate, develop and implement new technologies for us. Even if we effectively implement and manage these technology initiatives, there is no guarantee that this will result in sales growth or margin improvement. In addition, certain IT Systems that are managed, hosted, provided and/or used by third parties may also be unreliable or inefficient, and technology vendors may limit or terminate product support and maintenance, which could impact the reliability of critical systems' operations. Further, if there are issues with proprietary technology, we may be subject to liability or financial penalties to our Concepts' franchisees.

We continue to allocate significant resources to develop, accelerate and implement our digital, technology, and innovation capabilities, including various AI capabilities. The development of such AI initiatives is complex and uncertain, and presents various risks and uncertainties, including as the result of the rapidly evolving legal, regulatory and ethical landscape associated with the use of AI. Our efforts to integrate AI capabilities into our business may result in unanticipated consequences and complications, and if we do not successfully implement our AI initiatives, or if we encounter other failures in our AI systems or initiatives, this could result in legal and regulatory risk, brand or reputational harm, and other adverse impacts. Further, if we fail to leverage AI technologies as effectively or rapidly as our peers, our competitiveness and financial results could be adversely impacted.

There are risks associated with our increasing dependence on digital commerce and delivery platforms to maintain and grow sales.

Customers are increasingly using our internally-owned e-commerce websites and apps, such as kfc.com, tacobell.com, pizzahut.com, habitburger.com, and the KFC, Taco Bell, Pizza Hut and the Habit Burger & Grill apps in the U.S. and other regions. Our customers also increasingly utilize alternative methods of digital ordering and delivery technology, including apps owned by third-party delivery aggregators and third-party developers and payment processors, to order, pay for and have delivered our Concepts' products. As a result, our Concepts and our Concepts' franchisees are increasingly reliant on digital ordering and payment as a sales channel and our business and/or growth prospects could be negatively impacted if we are unable to successfully implement, execute or maintain our consumer-facing digital initiatives, such as kiosks, delivery, curbside pick-up and mobile carryout, or are otherwise unable to effectively adapt to developments associated with alternative methods of delivery, including advances in digital ordering and delivery technology, autonomous vehicle delivery, and changes in consumer behavior resulting from these developments.

If the third-party aggregators that we utilize for delivery, cease or curtail their operations, fail to maintain sufficient labor force to satisfy demand, provide poor customer service, materially change fees, access or visibility to our products, or give greater priority or promotions to our competitors, our business may be negatively impacted. In addition, third-party delivery aggregators typically charge restaurants a per order fee, and as such utilizing third-party delivery may not be as profitable as sales directly to our customers, and may also introduce food quality and customer satisfaction risks outside of our control. The third-party delivery business is also the subject of increased scrutiny from regulators, which may result in additional expenses that the third-party delivery businesses and aggregators may seek to pass through to participating restaurants. These digital ordering and payment platforms used in connection with our restaurants also could be damaged or interrupted by power loss, technological failures, user errors, cyber-attacks, other forms of sabotage, inclement weather or natural disasters and have experienced, and may continue to experience, interruptions limiting or delaying customers' ability to order through such platforms and potentially making customers less inclined to return to such platforms. The rapid acceleration in growth of digital sales has placed additional stress on those platforms that are more reliant upon legacy technology, which may result in more frequent and potentially more severe interruptions. Moreover, our reliance on multiple digital commerce platforms to support our global footprint, multiple Concepts and highly franchised business model could increase our vulnerability to cyber-attacks and/or security breaches and could necessitate additional expenditures as we endeavor to consolidate and standardize such platforms.

Yum China, our largest franchisee, utilizes third-party mobile payment apps such as Alipay, WeChat Pay and Union Pay as a means through which to generate sales and process payments. Should customers become unable to access mobile payment apps in China, should the relationship between Yum China and one or more third-party mobile payment processors become interrupted, or should Yum China's ability to use such third-party mobile payment apps in its operations be restricted, its business could be adversely affected, which could have a negative impact on the license fee paid to us.

Our inability or failure to recognize, respond to and effectively manage the increased impact of social media could adversely impact our business and/or growth prospects.

There has been a marked increase in the use of social media platforms and websites, including blogs, chat and messaging platforms, video-sharing platforms, and other forms of Internet-based communications which allow individuals access to a broad audience. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions such as boycotts and other brand-damaging behaviors. Many social media platforms immediately publish content, often without context, or filters or checks on accuracy. As such companies may be unable to investigate or effectively respond to negative information or content disseminated in this manner, including fictitious media content (such as content produced by generative AI or bad actors). As such the dissemination of negative, inaccurate or malicious information about us through such channels has in the past and could in the future harm our reputation, business and/or growth prospects, regardless of the information's accuracy.

In addition, social media is frequently used by our Concepts or Concepts' franchisees to communicate with customers and the public. Failure by our Concepts or Concepts' franchisees to use social media effectively or appropriately, particularly considering the global environment we operate in or as compared to our Concepts' competitors, could lead to a decline in brand reputation, customer visits and revenue. Social media is also increasingly used to compel companies to express public positions on issues and topics not directly related to their core business, which could prove controversial or divisive to consumers and result in lost sales or a misallocation of resources. In addition, laws and regulations, including FTC enforcement, are rapidly evolving to govern social media platforms and communications. A failure of us, our employees, our Concepts' franchisees or third parties acting at our direction or on our behalf, or others perceived to be associated with us or our Concepts' franchisees, to abide by applicable laws and regulations regarding the use of social media, or to appropriately use social media, could adversely impact our Concepts' brands, our reputation and our business, or subject us or our Concepts' franchisees to penalties or litigation. Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our Concepts' brands, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information.

Failure to protect our trademarks or other intellectual property could harm our Concepts' brands and overall business and/or growth prospects.

We regard our registered trademarks (e.g., Yum! Brands®, KFC®, Taco Bell®, Pizza Hut® and Habit®), unregistered trademarks, copyrightable works, inventions, software, domain names, proprietary technologies (such as Byte by Yum!) and trade secrets related to our restaurant businesses as having significant value and being important to our marketing efforts. Our trademarks, many of which are registered in various jurisdictions, create brand awareness and help build goodwill among our customers.

We rely on a combination of legal protections, including trademark registrations, contractual terms, copyrights, patents and common law rights, such as unfair competition, passing off and trade secret laws to protect our intellectual property from potential infringement. However, from time to time, we become aware of other persons or companies using names and marks that are identical or confusingly similar to our brands' names and marks, or using other proprietary intellectual property we own. Although our policy is to assess and, where appropriate, challenge infringements and other unauthorized uses of our intellectual property, certain known or unknown unauthorized uses or other misappropriation of our trademarks and other intellectual property may exist that could diminish the value of our Concepts' brands and adversely affect our business and goodwill.

In addition, effective intellectual property protection may not be available in every country in which our Concepts have, or may in the future open or franchise, a restaurant and the laws of some countries do not protect intellectual property rights to the same extent as the laws of the U.S. There can be no assurance that the steps we have taken to protect our intellectual property or the legal protections that may be available will be adequate or that our Concepts' franchisees will maintain the quality of the goods and services offered under our brands' trademarks or always act in accordance with guidelines we set for maintaining our brands' intellectual property rights, including proprietary technology. Further, defending or enforcing our trademarks and other intellectual property, including proprietary technologies and digital platforms, could result in significant expenditures.

We may also be targets of infringement claims that could interfere with the use of certain names, trademarks, works of authorship, and/or the proprietary technologies, inventions, recipes, or trade secrets used in our business. The technology landscape in which we operate is highly competitive, increasing risk of inadvertent infringement and costly dispute. Failure to adequately protect our intellectual property or defend against such claims could result in significant expenses or operational disruption, and as a result of such claims, we may be prohibited from using such intellectual property or proprietary information in the future or forced to pay damages, royalties, or other fees for using such proprietary information, any of which could negatively affect our business, growth prospects, reputation and financial results.

Risks Related to Our Supply Chain and Employment

Shortages or interruptions in the availability and delivery of food, equipment and other supplies may increase costs or reduce revenues.

The products sold or used by our Concepts and their franchisees are sourced from a wide variety of suppliers although certain products and equipment have limited suppliers, which increases our reliance on those suppliers. We, along with our Concepts' franchisees, are also dependent upon third parties to make frequent deliveries of food products, equipment and supplies that meet our specifications at competitive prices. We have experienced from time to time, and may continue to experience, supply chain disruptions and shortages or interruptions in the supply or distribution of food items, equipment and other supplies to our Concepts' restaurants, which have adversely affected and may continue to adversely affect our business. Future shortages or disruptions could also be caused by factors such as natural disasters, health epidemics and pandemics, social unrest, the impacts of climate change, inaccurate forecasting of customer demand, problems in production or distribution, restrictions on imports or exports including due to trade policy, the inability of suppliers to obtain credit, political instability in the countries in which the suppliers and distributors are located, the financial instability of suppliers and distributors, suppliers' or distributors' failure to meet our standards or requirements, transitioning to new suppliers or distributors, product quality issues or recalls, inflation, labor unrest or work stoppages, food safety warnings or advisories, the cancellation of supply or distribution agreements or an inability to renew such arrangements or to find replacements on commercially reasonable terms.

In addition, in the U.S., the Company and the Company's KFC, Taco Bell and Pizza Hut franchisee groups are members of Restaurant Supply Chain Solutions, LLC ("RSCS"), which is a third party responsible for purchasing certain restaurant products and equipment. Habit Burger & Grill entered into a purchasing agreement with RSCS in 2020. RSCS manages our relationship with McLane Foodservice, Inc. ("McLane") which serves as the largest distributor for the Company's KFC, Taco Bell and Pizza

Hut Concepts in the U.S. RSCS and McLane both have certain contractual rights to terminate the relevant distribution contract upon a specified notice period. Any failure or inability of our significant suppliers or distributors to meet their respective service requirements or any termination of relevant agreements without a notice period sufficient to enable an appropriate transition, could result in shortages or interruptions in the availability of food and other supplies.

The loss of key personnel, labor shortages and increased labor costs could adversely affect our business.

Much of our future success depends on the continued availability and service of senior management personnel. The loss or failure to engage in adequate succession planning of any of our executive officers or other key senior management personnel could harm our business and/or our growth prospects. In addition, changes in our leadership, including changes to the Company's senior leadership team may present management transition challenges, and the effectiveness with which these changes are implemented could influence our financial results. Our restaurant operations are highly service-oriented, and our success depends in part on our and our Concepts' franchisees' ability to attract, retain and motivate a sufficient number of qualified employees, including franchisee management, restaurant managers and other crew members. Our Concepts and their franchisees have experienced and may continue to experience labor shortages and employee turnover at many restaurants and increased competition for qualified employees. These labor market conditions and the ongoing inflationary environment in markets where we operate have increased, and may continue to increase, the labor costs for our Concepts and their franchisees, including due to the payment of higher wages to attract or retain qualified employees and due to increased overtime costs to meet demand. Additionally, recent changes in immigration regulation and enforcement in the U.S. could decrease the pool of candidates with legal work authorizations, cause disruptions in the workforce for companies (such as restaurant companies) and increase the cost, time and requirements to hire new employees. Moreover, there may be a long-term trend toward higher wages in emerging markets as well as various other markets. In addition, increases in labor costs have been driven by, and may continue to be driven by regulatory requirements to raise minimum wages, including in connection with the increases in minimum wages that have recently been enacted in various jurisdictions. For example, California's Assembly Bill No. 1228 ("AB 1228"), which became effective during 2024, has various provisions impacting our Concepts, including an increase in the minimum wage to for workers at quick service restaurants in the state that are part of a national chain. AB 1228 has increased, and is expected to continue to increase the operating costs for our Concepts' restaurants in California, and may otherwise adversely impact and disrupt our operations in California.

The inability to recruit and retain a sufficient number of qualified individuals at the store level, coupled with increased labor costs, may result in reduced operating hours, have a negative impact on service or customer experience, delay our planned use, development or deployment of technology, impact planned openings of new restaurants, or result in closures of existing restaurants by us and our Concepts' franchisees, any of which could adversely affect our business. In addition, our Concepts and their franchisees have been, and will continue to be, subject to the risk of increasing union activity in the restaurant space. In the event of a strike, work slowdown or other labor unrest, the ability to adequately staff at the store level could be impaired, which could adversely impact our operations.

An increase in food prices and other operating costs may adversely impact our business and/or our growth prospects.

Our and our Concepts' franchisees' businesses depend on reliable sources of large quantities of raw materials such as proteins (including poultry, pork, beef and seafood), cheese, oil, flour and vegetables (including potatoes and lettuce). Raw materials purchased for use in our Concepts' restaurants are subject to price volatility caused by fluctuations in aggregate supply and demand, or other external conditions, such as weather and climate conditions, energy costs or natural events or disasters that affect expected harvests of such raw materials, taxes and tariffs, industry demand, inflationary conditions, labor shortages, transportation issues, fuel costs, food safety concerns, product recalls, governmental regulation and other factors. We have recently experienced an increase in the price of various raw materials (including beef) and other operating costs and expect to continue to experience an increase in the price of certain raw materials and operating costs, which has adversely affected, and may continue to adversely affect our results of operations. Moreover, while recent increases in tariffs by the U.S. and retaliatory measures by global trading partners have not had a significant impact on our aggregate supply costs, such trade developments have increased, and may continue to increase, the cost of certain products that we and our franchisors source, and may otherwise disrupt our supply chain.

We and/or our Concepts' franchisees have taken, and may continue to take, certain actions as a result of inflationary increases in food and other operating costs noted above, including by increasing food prices beyond typical pricing patterns at certain of our Concepts' restaurants, attempting to negotiate favorable pricing terms with our suppliers and/or shifting to suppliers with

Form 10-K

more favorable pricing where feasible, and utilizing forward contracts and commodity futures and options contracts where possible to hedge commodity prices. However, because we and our Concepts' franchisees provide competitively priced food, we have not always been able to pass through to our customers the full amount of cost increases experienced by us and our Concepts' franchisees. If we and our Concepts' franchisees are unable to manage the cost of raw materials or to increase the prices of products proportionately, our and our Concepts' franchisees' profit margins and return on invested capital may be adversely impacted. Moreover, many customers at our Concepts' restaurants are sensitive to price increases, and to the extent that we raise menu prices to offset these costs, this could result in decreased consumer demand and adversely affect our business.

Risks Related to our Concepts' Brands and Reputation

Our success depends substantially on our corporate reputation and on the value and perception of our brands.

Our success and growth strategy depends in large part upon our ability and our Concepts' franchisees' ability to maintain and enhance our corporate reputation and the value and perception of our brands. Brand value is based in part on consumer perceptions regarding a variety of subjective factors, including the nutritional content and preparation of our food, our ingredients, food safety, our business practices, how we source commodities, and our pricing. Consumer acceptance of our offerings is subject to change and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that may affect perceptions of our Concepts' brands generally or relative to alternatives. The retail food industry has also been subject to scrutiny and claims that the menus and practices of restaurant chains have led to customer health issues, such as weight gain and other adverse effects. Publicity about these matters may harm our Concepts' reputations and adversely affect our business. Moreover, this scrutiny could lead to increased regulation of the content or marketing of our products, including legislation or regulation taxing and/or regulating food with high-fat, sugar and salt content, or foods otherwise deemed to be "unhealthy", such as ultra-processed foods, which may increase costs of compliance and remediation to us and our Concepts' franchisees. Additionally, if the demand for offerings at our Concepts' restaurants and other fast-casual or quick service segments of the retail food industry decreases or shifts as a result of wellness trends or changing dietary preferences, including as a result of developments in or the increased adoption of weight loss medications, our business and/or financial results may be adversely impacted.

In addition, business or other incidents, whether isolated or recurring, and whether originating from us, our Concepts' restaurants, franchisees, competitors, governments, third-party delivery providers, suppliers or distributors, can significantly reduce brand value and consumer perception, particularly if the incidents receive considerable publicity or result in litigation or investigations. For example, the reputation of our Concepts' brands could be damaged by negative publicity, or claims or perceptions (whether real or perceived) regarding the quality, safety or reputation of our products, suppliers, distributors or franchisees; that we, founders of our Concepts, our Concepts' franchisees or other business partners have acted or are acting in an unethical, illegal, racially-biased or socially irresponsible manner, are not fostering environment of opportunity and belonging or have an actual or perceived allegiance towards one community over another, including with respect to the service and treatment of customers at our Concepts' restaurants, and our or our Concepts' franchisees' treatment of employees; Company action or brand imagery; misconduct by any of our or our Concepts' franchisees' employees; utilization of emerging technologies such as AI; or a real or perceived failure of corporate governance. Any such developments could adversely impact the perception of our Concepts' brands or our products, reduce consumer demand for our products or otherwise adversely impact us.

We cannot guarantee that franchisees or other third parties with licenses to use our intellectual property will not take actions that may harm the value of our intellectual property. While franchisee use of our Concepts' trademarks are governed through franchise agreements and we monitor use of our trademarks by both franchisees and third parties, franchisees or other third parties may use our trademarks in ways, or may refer to or make statements about our Concepts' brands that do not make proper use of our trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our Concepts' brands or place our Concepts' brands in a context that may tarnish their reputation. Moreover, unauthorized third parties, including our Concepts' current and former franchisees, may use our intellectual property to trade on the goodwill of our Concepts' brands, resulting in consumer confusion or brand dilution.

Our ability to reach consumers and drive results is heavily influenced by brand marketing and advertising and our ability to adapt to evolving consumer preferences, including developing and launching new and innovative products and offerings. Our marketing and advertising programs may not be as successful, or may not be successful as our competitors, which may adversely affect our reputation and business. In addition, any decisions we may make to collaborate or cease to collaborate with certain endorsers or marketing partners in light of actions taken or statements made by them could seriously harm our brand image with consumers, and, as a result, could have an adverse effect on our reputation and financial results.

We and our Concepts' franchisees are subject to heightened and evolving expectations and requirements with respect to social and environmental sustainability matters, which expose us and our Concepts' franchisees to numerous risks.

Many investors, members of the public, governmental authorities, and other organizations are focused on environmental, social and governance ("ESG") matters, such as climate change, greenhouse gases, packaging and waste, human rights, diversity, sustainable supply chain practices, animal health and welfare, deforestation, land, energy and water use and other corporate responsibility matters. At the same time, other stakeholders and governmental authorities have increasingly expressed opposing views, legislation and investment expectations with respect to sustainability initiatives, including so-called anti-ESG legislation or policies. Further, we and our Concepts' franchisees are and may become subject to new or changing rules and regulations promulgated by governmental and self-regulatory organizations with respect to ESG matters, including reporting requirements under the EU's Corporate Sustainability Reporting Directive which will be applicable to us. These rules, regulations and stakeholder expectations which may be conflicting, have resulted in, and are likely to continue to result in, an increase in expenses and management focus associated with satisfying such regulations and expectations. Further, as a result of these expectations and requirements, as well as our commitment to ESG matters, we may continue to establish. expand or modify goals, commitments or targets, and take actions to meet such goals, commitments and targets. Further, these goals, commitments and targets reflect our current plans and aspirations, are challenging and subject to change at our discretion and may be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we or our Concepts' franchisees may be criticized for the accuracy, adequacy or completeness of disclosures. Further, these goals may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and other risks and uncertainties, many of which are outside of our control. If our or our Concepts' franchisees' data, processes and reporting with respect to ESG matters are incomplete or inaccurate, or if we or our Concepts' franchisees fail to achieve progress with respect to these goals on a timely basis, consumer and investor trust in our brands may suffer. In addition, some stakeholders and governmental authorities may object to the scope or nature of our ESG initiatives or goals, or any revisions to these initiatives or goals (or those of our Concepts' franchisees), which could give rise to negative responses by governmental authorities (such as retaliatory legislative actions or regulatory investigations or proceedings) or consumers (such as boycotts, lawsuits or negative publicity campaigns) that could adversely affect us or our brand value.

We may be adversely affected by climate change.

We, and our Concepts' franchisees' properties and operations, could be adversely affected by the physical and/or transitional effects of climate change, which is predicted to result in ongoing changes in global weather patterns and more frequent and severe weather-related events such as droughts, wildfires, hurricanes and other natural disasters. Such adverse weather-related impacts may also adversely affect the general economy in countries where we operate, disrupt our operations, cause restaurant closures or delay the opening of new restaurants, adversely impact our supply chain and increase the costs of (and decrease the availability of) food and other supplies needed for our operations. In addition, various legislative and regulatory efforts to combat climate change may increase in the future, which could result in additional taxes, increased compliance costs, and otherwise disrupt and adversely impact us and our Concepts' franchisees.

Risks Related to Government Regulation and Litigation

We may be subject to litigation that could adversely affect us by increasing our expenses, diverting management attention or subjecting us to significant monetary damages and other remedies.

We are regularly involved in legal proceedings, which include regulatory claims or disputes by claimants such as franchisees, suppliers, employees, customers, governments and others related to operational, commercial, foreign exchange, tax, franchise, contractual or employment issues. These claims or disputes may relate to personal injury, employment, antitrust, real estate, environmental, tort, intellectual property, false advertising, breach of contract, technology services, data privacy, securities, consumer protection, derivative and other litigation matters. Plaintiffs often seek recovery of large or indeterminate amounts, and lawsuits are subject to inherent uncertainties (some of which are beyond the Company's control). We may also be adversely affected by unfavorable rulings or developments in cases we are not involved in. Moreover, regardless of whether any such lawsuits have merit, or whether we are ultimately held liable or settle, such litigation may be expensive to defend, may divert resources and management attention, and may negatively impact our financial results. With respect to insured claims, a judgment for damages in excess of any insurance coverage could adversely affect our financial condition and/or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our Concepts' reputations, which could adversely affect our financial results.

Changes in, or non-compliance with, legal requirements may adversely affect our business operations, growth prospects or financial condition.

The Company, and our Concepts and their franchisees, are subject to numerous laws and regulations around the world which change regularly and are increasingly complex, including: the Americans with Disabilities Act in the U.S. and similar laws; laws related to employment, including the U.S. Fair Labor Standards Act, the U.S. Family and Medical Leave Act, laws related to workplace health and safety, meal and rest breaks, exempt classification, non-discrimination, non-harassment, and whistleblower protections, and laws related to union organizing rights and activities; laws and regulations in government-mandated health care benefits such as the Patient Protection and Affordable Care Act in the U.S.; laws and regulations relating to nutritional content, nutritional labeling, product safety, product marketing and menu labeling; laws relating to state and local licensing; laws relating to the relationship between franchisors and franchisees; laws and regulations relating to health, sanitation, food, workplace safety, child labor, including laws regulating the use of certain "hazardous equipment", building and zoning, and fire safety and prevention; laws relating to information and data security, privacy, cashless payments, consumer protection, and the use of AI and other emerging technologies; laws relating to our use of third party aggregators; laws relating to international trade and sanctions, tariffs, and currency conversion or exchange; anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act; environmental laws and regulations, including with respect to climate change and greenhouse gas emissions; federal and state immigration laws and regulations; and laws related to public company compliance, disclosure and governance matters.

We may also be adversely impacted by legal developments resulting in broader standards for determining when two or more entities may be found to be joint employers of the same employees under laws such as the National Labor Relations Act (the "NLRA"). In this regard, while the joint employer rule issued by the National Labor Relations Board ("NLRB") under the prior administration, which would have provided for more expansive joint employer standards, is no longer in effect after having been vacated in federal court in 2024, in the event that the NLRB or other governmental authority were to implement a similar joint employer standard in the future that was determined to be applicable to franchise relationships, this could cause us or our Concepts to be held responsible for unfair labor practices and other violations and could require us to engage in collective bargaining with representatives of the employees of our Concepts' franchisees. In addition to the foregoing, many jurisdictions (including California) have enacted or have considered legislation regarding, or otherwise increased their focus on, the misclassification of independent contractors, which could have an adverse impact on and disrupt the operations of our Concepts' restaurants in other ways, such as costs relating to delivery aggregators or certain staff augmentation models.

Any failure or alleged failure to comply with applicable legal requirements or related standards or guidelines, could adversely affect our reputation, global expansion efforts, growth prospects and financial results or result in, among other things, litigation, revocation of required licenses, internal investigations, governmental investigations or proceedings, administrative enforcement actions, fines and civil and criminal liability. In addition, the compliance costs associated with complying with new or existing legal requirements could be substantial.

Tax matters, including changes in tax rates or laws, disagreements with taxing authorities, imposition of new taxes and our restructurings could impact our financial results and growth prospects.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, withholding and franchise taxes in various jurisdictions. Our accruals for tax liabilities are based on past experience, interpretations of applicable law, and judgments about potential actions by tax authorities. Such tax positions require significant judgment which may be incorrect or challenged by tax authorities and may result in payments greater than the amounts accrued. If the Internal Revenue Service ("IRS") or another taxing authority disagrees with our tax positions, we could face additional tax liabilities, including interest and penalties, which could be material. For example, as disclosed in Note 20, as a result of an audit by the IRS for fiscal years 2013 through 2015, the IRS has proposed an adjustment for the 2014 fiscal year relating to a series of reorganizations we undertook during that year in connection with the business realignment of our corporate and management reporting structure along brand lines. While we disagree with the position of the IRS and are contesting it vigorously, an unfavorable resolution of this matter could have a material, adverse impact on our Consolidated Financial Statements in future periods.

In addition, if jurisdictions in which we or our Concepts operate enact tax legislation, modify tax treaties and/or increase audit scrutiny, it could increase our taxes and have an adverse impact on our financial results and growth prospects. For example, the Organization for Economic Cooperation and Development (the "OECD"), the E.U. and other countries (including countries in which we operate) have enacted or committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed in an effort to limit perceived base erosion and profit shifting incentives. In particular, the OECD's Pillar Two initiative provides for a 15% global minimum tax applied on a country-by-country basis. We anticipate an increase in the burdens related to the tax compliance and reporting costs as a result of these developments.

Risks Related to the Yum China Spin-Off

The Yum China spin-off and certain related transactions could result in substantial U.S. tax liability.

We received opinions of outside counsel substantially to the effect that, for U.S. federal income tax purposes, the Yum China spin-off completed during 2016 and certain related transactions qualified as generally tax-free under Sections 355 and 361 of the U.S. Internal Revenue Code. The opinions relied on various facts and assumptions, as well as certain representations as to factual matters and undertakings (including with respect to future conduct) made by Yum China and us. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, we may not be able to rely on these opinions of outside counsel. Accordingly, notwithstanding receipt of the opinions of outside counsel, the conclusions reached in the tax opinions may be challenged by the IRS. Because the opinions are not binding on the IRS or the courts, there can be no assurance that the IRS or the courts will not prevail in any such challenge.

If, notwithstanding receipt of any opinion, the IRS were to conclude that the Yum China spin-off was taxable, in general, we would recognize taxable gain as if we had sold the Yum China common stock in a taxable sale for its fair market value. In addition, each U.S. holder of our Common Stock who received shares of Yum China common stock in connection with the spin-off transaction would generally be treated as having received a taxable distribution of property in an amount equal to the fair market value of the shares of Yum China common stock received. That distribution would be taxable to each such U.S. stockholder as a dividend to the extent of accumulated earnings and profits as of the date of the spin-off. For each such U.S. stockholder, any amount that exceeded our earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder's tax basis in our shares of Common Stock with any remaining amount being taxed as a capital gain.

The Yum China spin-off may be subject to China's indirect transfer tax.

In February 2015, the Chinese State Tax Administration ("STA") issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises ("Bulletin 7"). Pursuant to Bulletin 7, an "indirect transfer" of Chinese taxable assets, including equity interests in a China resident enterprise ("Chinese interests"), by a non-resident enterprise, may be recharacterized and treated as a direct transfer of Chinese taxable assets, if such arrangement does not have reasonable commercial purpose and the transferor has avoided payment of Chinese enterprise income tax. Using general anti-tax avoidance provisions, the STA may treat an indirect transfer as a direct transfer of Chinese interests if the transfer has avoided Chinese tax by way of an arrangement without reasonable commercial purpose. As a result, gains derived from such indirect transfer may be subject to Chinese enterprise income tax, and the transferee or other person who is obligated to pay for the transfer would be obligated to withhold the applicable taxes, currently at a rate of up to 10% of the capital gain in the case of an indirect transfer of equity interests in a China resident enterprise. We evaluated the potential applicability of Bulletin 7 in connection with the Separation in the form of a tax free restructuring and continue to believe it is more likely than not that Bulletin 7 does not apply and that the restructuring had reasonable commercial purpose.

However, there are significant uncertainties on what constitutes a reasonable commercial purpose, how the safe harbor provisions for group restructurings are to be interpreted and how the Chinese tax authorities will ultimately view the spin-off. As a result, our position could be challenged by the Chinese tax authorities resulting in a tax at a rate of 10% assessed on the difference between the fair market value and the tax basis of Yum China at the date of the spin-off. As our tax basis in Yum China was minimal, the amount of such a tax could be significant and have an adverse effect on our results of operations, growth prospects and our financial condition.

Risks Related to Consumer Discretionary Spending and Macroeconomic Conditions

Our business may be adversely impacted by changes in consumer discretionary spending and macroeconomic conditions, including inflationary pressures and interest rate conditions, in markets in which we operate.

As a company dependent upon consumer discretionary spending, we (and our Concepts' franchisees) are sensitive to macroeconomic conditions and consumer discretionary spending levels in markets where we and our Concepts' franchisees operate. Some of the factors that may impact discretionary consumer spending and macroeconomic conditions include unemployment and underemployment rates, fluctuations in disposable income, the price of gasoline, other inflationary pressures, higher taxes, the impact of shifts in U.S. trade policy and retaliatory measures by global trading partners reduced access to credit, interest rate conditions, stock market performance and changes in consumer confidence and cost consciousness. In this regard, we and our Concepts' franchisees have been adversely impacted by, and may continue to be adversely impacted by, negative macroeconomic conditions in certain markets where we and our Concepts' franchisees operate, including impacts from increased commodity prices and other inflationary pressures, elevated interest rates, challenging labor market conditions, ongoing geopolitical instability, changes in political conditions, supply chain disruption, and increases in real estate costs in certain domestic and international markets. Any significant deterioration in current macroeconomic conditions in markets where we operate could have an adverse effect on our business, growth prospects, financial conditions, or results of operations and could result in future asset impairment charges. Moreover, if negative macroeconomic conditions result in significant disruptions to capital and financial markets, or negatively impact our credit ratings, our cost of borrowing, our ability to access capital on favorable terms and our overall liquidity and capital structure could be adversely impacted.

Risks Related to Competition

The retail food industry is highly competitive.

Our Concepts' restaurants compete with international, national and regional restaurant chains as well as locally-owned restaurants, and the industry in which we operate is highly competitive with respect to price and quality of food products, new product development, digital engagement, advertising levels and promotional initiatives, customer service reputation, restaurant location and attractiveness and maintenance of properties, management and hourly personnel and qualified franchisees. Moreover, if we are unable to successfully respond to changing consumer or dietary preferences, if our marketing efforts and/or launch of new products are unsuccessful, or if our Concepts' restaurants are unable to compete successfully with other retail food outlets, our and our Concepts' franchisees' businesses and/or our growth prospects could be adversely affected. We also face ongoing competition due to convergence in grocery, convenience, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. Competition has also increased from and been enabled by third-party delivery aggregators in recent years, particularly in urbanized areas, and such competition is expected to continue to increase. Finally, not all of our competitors may seek to establish environmental or sustainability goals comparable to ours, which could result in lower supply chain or operating costs for our competitors.

Risks Related to Our Indebtedness

Our level of indebtedness makes us more sensitive to adverse economic conditions, may limit our ability to plan for or respond to significant changes in our business, and requires a significant amount of cash to service our debt payment obligations that we may be unable to generate or obtain.

As of December 31, 2025, our total outstanding short-term borrowings and long-term debt was approximately $12.0 billion. Subject to the limits contained in the agreements governing our outstanding indebtedness, we may incur additional debt from time to time, which would increase the risks related to our level of indebtedness. Our level of indebtedness could have important potential consequences, including, but not limited to: increasing our vulnerability to, and reducing our flexibility to plan for and respond to, adverse economic and industry conditions and changes in our business and the competitive environment; requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, indebtedness, thereby reducing or eliminating the availability of such cash flow to fund working capital, capital expenditures, acquisitions, dividends, share repurchases or other corporate purposes; increasing our vulnerability to a downgrade of our credit rating, which could adversely affect our cost of funds, liquidity and access to capital markets; restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; placing us at a disadvantage compared to other less leveraged competitors or competitors with comparable debt at more favorable interest rates; increasing our exposure to the risk of increased interest rates insofar as current and future borrowings are subject to variable rates of interest or we are forced to refinance indebtedness at higher interest rates, which risks are heightened by the current elevated interest rate environment; increasing our exposure to the risk of discontinuance, replacement or modification of certain reference rates; limiting our ability to repay, refinance or satisfy our existing debt obligations, as well as to borrow additional funds in the future and increasing the cost of any such borrowing; imposing restrictive covenants on our operations due to the terms of our indebtedness, which, if not complied with, could result in an event of default, which if not cured or waived, could result in the acceleration of the applicable debt or the acceleration of any other debt to which a cross-acceleration or cross-default provision applies; and increasing our exposure to risks related to fluctuations in foreign currency as we earn profits in a variety of currencies around the world and our debt is primarily denominated in U.S. dollars.

If our business does not generate sufficient cash flow from operations or if future debt or equity financings are not available to us on acceptable terms in amounts sufficient to pay our indebtedness or to fund other liquidity needs, our financial condition may be adversely affected. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. There is no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have an adverse effect on our business, growth prospects and financial condition.

Item 1B. Unresolved Staff Comments.

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2025 fiscal year and that remain unresolved.

Item 1C. Cybersecurity.

Cybersecurity Risk Management Program

Information security and data privacy have been and remain of the utmost importance to the Company in light of the value we place on maintaining the trust and confidence of our consumers, employees and other stakeholders.

We have a risk-based cybersecurity risk management program (the "Program") in place designed to assess, identify and manage material risks from cybersecurity threats. The Program falls under the oversight of our Chief Information Security Officer ("CISO") and defines controls for access management, data protection and vulnerability detection, in addition to incident response protocols which are discussed further in the "Governance" section herein. The Program incorporates customized elements from industry-leading standards to drive robust and comprehensive protection.

To supplement our own internal processes and controls, we regularly engage consultants and other third parties as part of our Program, including to periodically:

- Test our information security defenses and to perform external penetration assessments; and
- Review and assess the Program and its maturity

We also have processes to oversee and identify material cybersecurity risks associated with our use of third-party service providers and their information systems. As part of these processes, we conduct cybersecurity due diligence around significant third-party service providers who access our information technology systems before and/or during their engagement. We require third-party service providers to promptly notify us of any actual breach impacting our data or operations. Additionally, we seek to obtain System and Organization Controls ("SOC") 2 reports on an annual basis from vendors that host our significant financial applications to aid in our assessment of information security risk associated with our relationship with the host vendor. If a host vendor is not able to provide a SOC 2 report, we take additional steps to assess information security risk associated with the relationship.

The vast majority (97%) of our restaurants are owned and operated by franchisees who themselves are at risk of cyber-attacks or security incidents. Whilst some of those franchisees do operate their restaurants utilizing the Company's networks and systems, many use networks and systems which they manage themselves. There is limited direct connectivity between the networks that the Company manages and the networks which our franchisees manage. We have established minimum information security standards for our franchisees through our Franchise Agreement Policy Manuals and Brand Standards. Those minimum information security standards are reviewed and updated on a regular basis and franchisees are given time to adjust and comply with changes as they occur.

Despite the security measures implemented as part of our Program, the current cyber threat environment presents increased risks for all companies, and we are a frequent target of cyber-attacks and have experienced security incidents. For example, on January 18, 2023, the Company announced a ransomware attack that impacted certain Information Technology ("IT") systems. This incident resulted in the closure of fewer than 300 restaurants in one market for one day, and certain of the Company's IT systems and data were affected. In addition, although data was taken from our network, the affected data was limited to certain personal information of former and current employees, and we have no evidence that customer databases were accessed.

Several separate putative class actions have been filed in U.S. federal and state court by current and/or former employees alleging violations of privacy and other rights in connection with the ransomware incident. As a result, we have incurred and may continue to incur expenses relating to this litigation.

We do not believe that any risks we have identified to date from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For additional information regarding the risks to us associated with cybersecurity incidents, see Item 1A. "Risk Factors".

Governance

The Company's cybersecurity risk management processes are integrated into the Company's overall risk management processes. The Board of Directors has overall responsibility for the oversight of the Company's risk management and has delegated the oversight of specific risk-related responsibilities to certain Board committees. The Audit Committee oversees the Company's business and financial technology risk exposure, which includes data privacy and data protection, information security and cybersecurity, as well as the controls in place to monitor and mitigate these risks. Our CISO and Chief Digital and Technology Officer advise the Audit Committee at least four times a year, and the Board of Directors regularly, on our management and oversight of information security risks and data protection risks. The Audit Committee also receives periodic updates on data privacy from members of management within our data privacy group in addition to the regular updates from our CISO. The Audit Committee provides a summary to the full Board at each regular Board meeting of the information security risk review together with any other risk related subjects discussed at the Audit Committee meeting.

At a management level, our Program is led by our CISO, who reports to the Company's Chief Digital and Technology Officer. Our CISO has expertise in cybersecurity risk management through, among other things, over 30 years of information security experience, prior CISO and security leadership positions at other public companies, and certain technology and information security matters certifications. Additionally, we have a formal data privacy management committee made up of privacy professionals, operational experts and specialist legal counsel which is overseen by our Chief Legal Officer.

We have a Data Incident Response Plan ("the Plan") which provides for controls and procedures in connection with cybersecurity events including escalation procedures as summarized below. Under the Plan, we have established a Data Incident Response team (the "Response Team"), a cross-functional group comprised of certain members of senior management, including our Chief Legal Officer and CISO. The Plan provides that the Response Team is responsible for assessing, investigating and responding to any cybersecurity event elevated for its consideration by our CISO.

In addition, under the Plan, we have established a cross-functional management group comprised of our Chief Legal Officer, Chief Financial Officer, Chief Digital and Technology Officer, Vice President Internal Audit, Chief Compliance Officer, Senior Vice President Finance & Corporate Controller and CISO. The Plan provides that any cybersecurity incident that is elevated for the review of the Response Team will also be reviewed by this group to determine whether any such incident is material for securities laws purposes and whether public disclosure is required or advisable in connection therewith, following any necessary consultation with the Company's senior management, Disclosure Committee, Audit Committee and/or Board of Directors.

Item 2. Properties.

As of year end 2025, the Company's Concepts owned land, building or both for 514 restaurants worldwide in connection with the operation of our 1,617 Company-owned restaurants. These restaurants are further detailed as follows:

- The KFC Division owned land, building or both for 119 restaurants.
- The Taco Bell Division owned land, building or both for 393 restaurants.
- The Pizza Hut Division owned land, building or both for 2 restaurants.

The Company currently also owns land, building or both related to approximately 400 franchise restaurants that it leases to franchisees and leases land, building or both related to approximately 225 franchise restaurants that it subleases to franchisees, principally in the U.S., United Kingdom, Germany and Australia.

Company-owned restaurants in the U.S. with leases are generally leased for initial terms of 10 to 20 years and generally have renewal options. Company-owned restaurants outside the U.S. with leases have initial lease terms and renewal options that vary by country.

The KFC Division and Pizza Hut Division corporate headquarters and a KFC and Pizza Hut research facility in Plano, Texas are owned by Pizza Hut. A leased building in Irvine, California contains the Taco Bell Division and the Habit Burger & Grill Division corporate headquarters and a Taco Bell research facility. Leased buildings in Louisville, Kentucky contain the YUM corporate headquarters. Additional information about the Company's properties is included in the Consolidated Financial Statements in Part II, Item 8.

The Company believes that its properties are generally in good operating condition and are suitable for the purposes for which they are being used.

Item 3. Legal Proceedings.

The Company is subject to various lawsuits covering a variety of allegations. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. Matters faced by the Company include, but are not limited to, claims from franchisees, suppliers, employees, customers, governments and others related to operational, foreign exchange, tax, franchise, contractual, cybersecurity or employment issues as well as claims that the Company has infringed on third-party intellectual property rights. In addition, the Company brings claims from time-to-time relating to infringement of, or challenges to, our intellectual property, including registered marks. Finally, as a publicly-traded company, disputes arise from time-to-time with our shareholders, including allegations that the Company breached federal securities laws or that officers and/or directors breached fiduciary duties. Descriptions of significant current specific claims and contingencies appear in Note 20, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8, which is incorporated by reference into this item.

Item 4. Mine Safety Disclosures.

Not applicable.

Executive Officers of the Registrant.

The executive officers of the Company as of February 20, 2026, and their ages and current positions as of that date are as follows:

Christopher Turner, 51, is Chief Executive Officer of YUM, a position he has held since October 2025. Prior to that, he served as YUM's Chief Financial Officer since August 2019 and YUM's Chief Franchise Officer since November 2024. Before joining YUM, he served as Senior Vice President and General Manager in PepsiCo's retail and e-commerce businesses with Walmart in the U.S. and more than 25 countries and across PepsiCo's brands from December 2017 to July 2019. Prior to leading PepsiCo's Walmart business, he served in various positions including Senior Vice President of Transformation for PepsiCo's Frito-Lay North America business from July 2017 to December 2017 and Senior Vice President of Strategy for Frito-Lay from February 2016 to June 2017. Prior to joining PepsiCo, he was a partner in the Dallas office of McKinsey & Company, a strategic management consulting firm.

Erika Burkhardt, 52, is Chief Legal Officer and Corporate Secretary of YUM. She has served in this position since November 2024. Prior to that, she served as Associate General Counsel of YUM from July 2020 to November 2024 where she oversaw the Company's trademark and employment law teams. She has been with the Company since 2004, including as Pizza Hut U.S. Human Resources & Litigation Counsel and Vice President, Brand Protection.

Scott Mezvinsky, 50, is Chief Executive Officer of KFC Division, a position he has held since March 2025. Prior to his current role, he served as President of Taco Bell North America and International from December 2023 to February 2025, as President of Taco Bell North America from September 2023 to November 2023, as Managing Director of Taco Bell North America from February 2023 to September 2023 and as Global Chief Strategy & Financial Officer for Taco Bell from February 2021 to February 2023. Since joining the Company in 2004, Mr. Mezvinsky has served in various positions at KFC and YUM, including General Manager of KFC Iberia, as well as roles in the KFC Latin America and Caribbean market, including Chief Development Officer and Vice President, Development and Operations.

Aaron Powell, 54, is Chief Executive Officer of Pizza Hut Division, a position he has held since September 2021. Before joining YUM, Mr. Powell served in various positions at Kimberly-Clark from September 2007 to August 2021. Prior to joining Kimberly-Clark, he served in various positions at Bain & Company and Proctor & Gamble.

Ranjith Roy, 45, is Chief Financial Officer of YUM, a position he has held since October 2025. Prior to that, he was YUM's Chief Strategy Officer and Treasurer. Before joining YUM in May 2024, he served as Chief Financial Officer of the e-commerce marketplace Goldbelly from May 2021 to May 2024. Prior to this role he spent 15 years with Goldman Sachs.

David Russell, 56, is Senior Vice President, Finance and Corporate Controller of YUM. He has served as YUM's Corporate Controller since February 2011 and as Senior Vice President, Finance since February 2017. Prior to serving as Corporate Controller, Mr. Russell served in various positions at the Vice President level in the YUM Finance Department, including Controller-Designate from November 2010 to February 2011 and Vice President, Assistant Controller from January 2008 to December 2010.

Tracy Skeans, 53, is Chief Operating Officer and Chief People & Culture Officer of YUM. She has served as Chief Operating Officer since January 2021 and Chief People & Culture Officer since January 2016. She also served as Chief Transformation Officer from November 2016 to December 2020. From January 2015 to December 2015, she was President of Pizza Hut International. Prior to this position, Ms. Skeans served as Chief People Officer of Pizza Hut Division from December 2013 to December 2014 and Chief People Officer of Pizza Hut U.S. from October 2011 to November 2013. From July 2009 to September 2011, she served as Director of Human Resources for Pizza Hut U.S and was on the Pizza Hut U.S. Finance team from September 2000 to June 2009.

Sean Tresvant, 55, is Chief Executive Officer of Taco Bell Division and Chief Consumer Officer of YUM, positions he has held since January 2024 and September 2025, respectively. Prior to this he was the Global Chief Brand and Strategy Officer of Taco Bell from February 2023 to December 2023. He joined the Taco Bell brand in January 2022 as Chief Brand Officer. Previously he spent 15 years at Nike, most recently as Chief Marketing Officer of the Jordan Brand.

Executive officers are elected by and serve at the discretion of the Board of Directors.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Dividend Policy

The Company's Common Stock trades under the symbol YUM and is listed on the New York Stock Exchange ("NYSE").

As of February 17, 2026, there were 30,435 registered holders of record of the Company's Common Stock.

In 2025, the Company declared and paid four cash dividends of $0.71 per share. In February 2026, the Company's Board of Directors declared a dividend of $0.75 per share to be distributed March 6, 2026, to shareholders of record at the close of business on February 20, 2026. Future decisions to pay cash dividends continue to be at the discretion of the Company's Board of Directors and will be dependent on our operating performance, financial condition, capital expenditure requirements and other factors that the Company's Board of Directors consider relevant.

Issuer Purchases of Equity Securities

The following table provides information as of December 31, 2025, with respect to shares of Common Stock repurchased by the Company during the quarter then ended. In May 2024, our Board of Directors authorized share repurchases of up to $2.0 billion (excluding applicable transaction fees and excise taxes) of our outstanding Common Stock through December 31, 2026. As of December 31, 2025, we have remaining capacity to repurchase up to $1.1 billion of Common Stock under this authorization.

Fiscal Periods	Total number of shares purchased (thousands)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (thousands)	Approximate dollar value of shares that may yet be purchased under the plans or programs (millions)
10/1/25 - 10/31/25	–	$ –	–	$ 1,238
11/1/25 - 11/30/25	528	$ 150.06	528	$ 1,159
12/1/25 - 12/31/25	671	$ 148.00	671	$ 1,059
Total	1,199	$ 148.91	1,199	

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Index and the S&P 500 Consumer Discretionary Sector Index, a peer group that includes YUM, for the period from December 31, 2020 to December 31, 2025. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 31, 2020, and that all cash dividends were reinvested.



	12/30/2020	12/31/2021	12/30/2022	12/29/2023	12/31/2024	12/31/2025
YUM	$100	$130	$122	$127	$133	$153
S&P 500	$100	$129	$105	$133	$166	$196
S&P Consumer Discretionary	$100	$124	$ 78	$112	$145	$154

Source of total return data: Bloomberg

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction and Overview

The following Management's Discussion and Analysis ("MD&A"), should be read in conjunction with the Consolidated Financial Statements ("Financial Statements") in Item 8 and the Forward-Looking Statements and the Risk Factors set forth in Item 1A. All Note references herein refer to the Notes to the Financial Statements. Tabular amounts are displayed in millions of U.S. dollars except per share and unit count amounts, or as otherwise specifically identified.

In the first quarter of 2025, the Company prospectively changed its basis of presentation to round financial figures in the Financial Statements and as presented in the tabular presentations in this MD&A to the nearest whole number in millions in all instances. As a result, some totals and percentages may not recompute based on rounded figures as presented within this MD&A. Previously, amounts were presented to ensure that all numbers herein recomputed, resulting in the presentation of certain figures inconsistent with their underlying rounding.

Yum! Brands, Inc. and its subsidiaries (collectively referred to herein as the "Company", "YUM", "we", "us" or "our") franchise or operate a system of over 63,000 restaurants in 155 countries and territories, primarily under the concepts of KFC, Taco Bell, Pizza Hut and Habit Burger & Grill (collectively, the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-style food and pizza categories, respectively. The Habit Burger & Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. Of the over 63,000 restaurants, 97% are operated by franchisees.

As of December 31, 2025, YUM consists of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger & Grill Division which includes our worldwide operations of the Habit Burger & Grill concept

Through our Recipe for Good Growth we strive to grow iconic restaurant brands around the world that are loved by our customers, trusted everywhere we operate and connected through teamwork, technology and our global scale. These three ideas - being loved, trusted and connected - guide how we operate across our global system and engage with our customers, teams and communities:

Loved: We grow by delighting customers with craveable food and distinctive experiences.

Trusted: We operate responsibly with consistency and efficiency in our restaurants, across our system and in our communities. This includes a commitment to our priorities for social responsibility, risk management and sustainable stewardship of resources.

Connected: We use our teamwork, technology and global scale to serve every customer, everywhere, anytime.

As we enter into 2026, we intend to drive the next chapter of growth for YUM by Raising the B.A.R. through three clear priorities that reflect bold aspirations and a commitment to industry-leading performance:

- **B**attle for the future consumer by staying relentlessly focused on their needs and wants.
- **A**ccelerate restaurant unit economics for our franchisees and maximize performance of every restaurant, serving as a catalyst for new unit development and keeping our franchise system healthy.
- **R**each the full potential of Byte by Yum! by effectively operating, innovating and expanding our connected platform built by restaurant operators for restaurant operators to unlock its full potential for our franchise partners and our business.

Key to our success fueling brand performance and franchise success is our unrivaled culture and talent and leading with smart, heart and courage.

We intend to drive long-term growth and shareholder returns primarily through consistent same-store sales growth and new unit development across all of our Concepts. We intend to support this growth and development through a capital and operating structure that:

- Invests capital in a manner consistent with an asset light, franchisor model;

- Allocates G&A in an efficient manner that provides leverage to operating profit growth while at the same time opportunistically investing in strategic growth initiatives;

- Targets a consolidated net leverage ratio that balances shareholder returns, cost of capital and flexibility against various risk factors; and

- Maximizes shareholder return through a combination of paying a competitive dividend and returning excess cash flow through share repurchases.

We intend for this MD&A to provide the reader with information that will assist in understanding our results of operations, including performance metrics that management uses to assess the Company's performance. Throughout this MD&A, we commonly discuss the following performance metrics:

- Same-store sales growth is the estimated percentage change in system sales of all restaurants that have been open and in the YUM system for one year or more, including those temporarily closed. From time-to-time restaurants may be temporarily closed due to remodeling or image enhancement, rebuilding, natural disasters, health epidemic or pandemic, landlord disputes, boycotts, social or civil unrest or other issues. The system sales of restaurants we deem temporarily closed remain in our base for purposes of determining same-store sales growth and the restaurants remain in our unit count (see below). Same-store sales growth excludes, for subsidiaries operating on a monthly calendar, the extra day resulting from a leap year and excludes, for subsidiaries operating on a weekly periodic calendar, the last week of the year in fiscal years with 53 weeks. We believe same-store sales growth is useful to investors because our results are heavily dependent on the results of our Concepts' existing store base. Additionally, same-store sales growth is reflective of the strength of our Brands, the effectiveness of our operational and advertising initiatives and local economic and consumer trends.

- Gross unit openings reflects new openings by us and our franchisees. Net new unit growth reflects gross unit openings offset by permanent store closures, by us and our franchisees. To determine whether a restaurant meets the definition of a unit we consider factors such as whether the restaurant has operations that are ongoing and independent from another YUM unit, serves the primary product of one of our Concepts, operates under a separate franchise agreement (if operated by a franchisee) and has substantial and sustainable sales. We believe gross unit openings and net new unit growth are useful to investors because we depend on new units for a significant portion of our growth. Additionally, gross unit openings and net new unit growth are generally reflective of the economic returns to us and our franchisees from opening and operating our Concept restaurants.

- System sales, System sales excluding the impacts of foreign currency translation ("FX") and, in 2024, System sales excluding FX and the 53rd week for our U.S. subsidiaries and certain international subsidiaries that operate on a weekly periodic calendar, reflect the results of all restaurants regardless of ownership, including Company-owned and franchise restaurants. Sales at franchise restaurants typically generate ongoing franchise and license fees for the Company at a rate of 3% to 6% of sales. Increasingly, customers are paying a fee to a third party to deliver or facilitate the ordering of our Concepts' products. We also include in System sales any portion of the amount customers pay these third parties for which the third party is obligated to pay us a license fee as a percentage of such amount. Franchise restaurant sales and fees paid by customers to third parties to deliver or facilitate the ordering of our Concepts' products are not included in Company sales on the Consolidated Statements of Income; however, any resulting franchise and license fees we receive are included in the Company's revenues. We believe System sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates our primary revenue drivers, Company and franchise same-store sales as well as net new unit growth.

In addition to the results provided in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), the Company provides the following non-GAAP measurements.

- Diluted Earnings Per Share ("EP") excluding Special Items (as defined below) and, in 2024, Diluted EPS excluding Special Items and the 53rd week;

- Effective Tax Rate excluding Special Items and, in 2024, Effective Tax Rate excluding Special Items and the 53rd week;

- Core Operating Profit and, in 2024, Core Operating Profit excluding the 53rd week. Core Operating Profit excludes Special Items and FX and we use Core Operating Profit for the purposes of evaluating performance internally;

- Net Income excluding Special Items and, in 2024, Net Income excluding Special Items and the 53rd week;

Form 10-K


- Company restaurant profit and Company restaurant margin as a percentage of sales (as defined below).

These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of these non-GAAP measurements provide additional information to investors to facilitate the comparison of past and present operations.

Special Items are not included in any of our Division segment results as the Company does not believe they are indicative of our ongoing operations due to their size and/or nature. Our chief operating decision maker does not consider the impact of Special Items when assessing segment performance.

Company restaurant profit is defined as Company sales less Company restaurant expenses, both of which appear on the face of our Consolidated Statements of Income. Company restaurant expenses include those expenses incurred directly by our Company-owned restaurants in generating Company sales, including cost of food and paper, cost of restaurant-level labor, rent, depreciation and amortization of restaurant-level assets and advertising expenses incurred by and on behalf of that Company restaurant. Company restaurant margin as a percentage of sales ("Company restaurant margin %") is defined as Company restaurant profit divided by Company sales. We use Company restaurant profit for the purposes of internally evaluating the performance of our Company-owned restaurants and we believe Company restaurant profit provides useful information to investors as to the profitability of our Company-owned restaurants. In calculating Company restaurant profit, the Company excludes revenues and expenses directly associated with our franchise operations as well as non-restaurant-level costs included in General and administrative expenses, some of which may support Company-owned restaurant operations. The Company also excludes restaurant-level asset impairment and closures expenses, which have historically not been significant, from the determination of Company restaurant profit as such expenses are not believed to be indicative of ongoing operations. Further, while we generally include depreciation and amortization of restaurant-level assets within Divisional Company restaurant expenses used to derive Divisional Company restaurant profit, we record amortization of reacquired franchise rights arising from acquisition accounting within Corporate and unallocated Company restaurant expenses as such amortization is not believed to be indicative of ongoing Divisional results as well as to enhance comparability of acquired stores' margins with those of existing restaurants. Company restaurant profit and Company restaurant margin % as presented may not be comparable to other similarly titled measures of other companies in the industry.

Certain performance metrics and non-GAAP measurements are presented excluding the impact of FX. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the FX impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

For 2024 we provided System sales excluding FX and the 53rd week, Core Operating Profit excluding the 53rd week, Net Income excluding Special Items and the 53rd week, Diluted EPS excluding Special Items and the 53rd week and Effective Tax Rate excluding Special Items and the 53rd week to further enhance the comparability given the 53rd week that was part of our fiscal calendar in 2024.

Results of Operations

Summary

All comparisons within this summary are versus the same period a year ago. For discussion of our results of operations for 2024 compared to 2023, refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of our Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 19, 2025.

2025 financial highlights:

	% Change				
	System Sales, ex FX	Same-Store Sales	Units	GAAP Operating Profit	Core Operating Profit
KFC Division	+5	+3	+6	+10	+9
Taco Bell Division	+7	+7	+3	+8	+8
Pizza Hut Division	(3)	(1)	(1)	(9)	(9)
Worldwide	+4	+3	+3	+7	+5

	Results Excluding 53rd Week (% Change)	
	System Sales, ex FX	Core Operating Profit
KFC Division	+6	+10
Taco Bell Division	+8	+10
Pizza Hut Division	(2)	(8)
Worldwide	+5	+7

Additionally:

- Gross unit openings for the year were 4,567 units resulting in 1,939 net new units.
- Foreign currency translation favorably impacted Divisional Operating Profit in our KFC Division by $12 million for the year ended December 31, 2025.

	2025	2024	% Change
GAAP EPS	$ 5.55	$ 5.22	+6
Special Items EPS	$(0.50)	$(0.26)	NM
EPS Excluding Special Items	$ 6.05	$ 5.48	+10

- In 2024, the 53rd week favorably impacted EPS by approximately $0.09 per share.

Worldwide

GAAP Results

	Amount			% B/(W)	
	2025	2024	2023	2025	2024
Company sales	$ 2,945	$ 2,552	$ 2,142	15	19
Franchise and property revenues	3,473	3,295	3,247	5	1
Franchise contributions for advertising and other services	1,796	1,702	1,687	6	1
Total revenues	8,214	7,549	7,076	9	7
Company restaurant expenses	$ 2,483	$ 2,120	$ 1,774	(17)	(20)
G&A expenses	1,262	1,181	1,193	(7)	1
Franchise and property expenses	140	134	123	(5)	(8)
Franchise advertising and other services expense	1,799	1,711	1,683	(5)	(2)
Refranchising (gain) loss	(48)	(34)	(29)	42	16
Other (income) expense	2	34	14	NM	NM
Total costs and expenses, net	5,639	5,146	4,758	(10)	(8)
Operating Profit	2,574	2,403	2,318	7	4
Investment (income) expense, net	(1)	21	(7)	NM	NM
Other pension (income) expense	(2)	(7)	(6)	(71)	17
Interest expense, net	501	489	513	(2)	5
Income before income taxes	2,077	1,900	1,818	9	5
Income tax provision	518	414	221	(25)	(88)
Net Income	$ 1,559	$ 1,486	$ 1,597	5	(7)
Diluted EPS[a]	$ 5.55	$ 5.22	$ 5.59	6	(7)
Effective tax rate	24.9%	21.8%	12.1%	(3.1) ppts.	(9.7) ppts.

(a) See Note 4 for the number of shares used in this calculation.

Form 10-K

Performance Metrics

Unit Count	2025	2024	2023	% Increase (Decrease) 2025	2024
Franchise	61,668	60,035	57,691	3	4
Company-owned	1,617	1,311	1,017	23	29
Total	63,285	61,346	58,708	3	4

	2025	2024	2023
Same-Store Sales Growth (Decline) %	3	(1)	6
System Sales Growth %, reported	4	3	8
System Sales Growth %, excluding FX	4	4	10
System Sales Growth %, excluding FX and 53rd week	5	3	N/A

Our system sales breakdown by Company and franchise sales was as follows:

	Year		
	2025	**2024**	**2023**
Consolidated			
Company sales[a]	$ 2,945	$ 2,552	$ 2,142
Franchise sales	65,350	62,914	61,647
System sales	68,295	65,466	63,789
Negative (Positive) Foreign Currency Impact[b]	(290)	638	N/A
System sales, excluding FX	68,005	66,104	63,789
Impact of 53rd week	N/A	(568)	N/A
System sales, excluding FX and the 53rd Week	$ 68,005	$ 65,536	$ 63,789
KFC Division			
Company sales[a]	$ 1,057	$ 801	$ 484
Franchise sales	35,377	33,651	33,379
System sales	36,434	34,452	33,863
Negative (Positive) Foreign Currency Impact[b]	(249)	515	N/A
System sales, excluding FX	36,185	34,967	33,863
Impact of 53rd week	N/A	(171)	N/A
System sales, excluding FX and the 53rd Week	$ 36,185	$ 34,796	$ 33,863
Taco Bell Division			
Company sales[a]	$ 1,281	$ 1,155	$ 1,069
Franchise sales	17,080	16,038	14,846
System sales	18,361	17,193	15,915
Negative (Positive) Foreign Currency Impact[b]	(12)	(1)	N/A
System sales, excluding FX	18,348	17,192	15,915
Impact of 53rd week	N/A	(279)	N/A
System sales, excluding FX and the 53rd Week	$ 18,348	$ 16,913	$ 15,915
Pizza Hut Division			
Company sales[a]	$ 51	$ 8	$ 14
Franchise sales	12,743	13,100	13,301
System sales	12,794	13,108	13,315
Negative (Positive) Foreign Currency Impact[b]	(29)	124	N/A
System sales, excluding FX	12,765	13,232	13,315
Impact of 53rd week	N/A	(107)	N/A
System sales, excluding FX and the 53rd Week	$ 12,765	$ 13,125	$ 13,315
Habit Burger & Grill Division			
Company sales[a]	$ 555	$ 588	$ 575
Franchise sales	151	125	121
System sales	706	713	696
Negative (Positive) Foreign Currency Impact[b]	–	–	N/A
System sales, excluding FX	706	713	696
Impact of 53rd Week	N/A	(11)	N/A
System sales, excluding FX and the 53rd Week	$ 706	$ 702	$ 696

(a) Company sales represents sales from our Company-operated stores as presented on our Consolidated Statements of Income.

(b) The foreign currency impact on System sales is presented in relation only to the immediately preceding year presented. When determining applicable System sales growth percentages, the System sales excluding FX for the current year should be compared to the prior year System sales prior to adjustment for the prior year FX impact.

Non-GAAP Items

Non-GAAP Items, along with the reconciliation to the most comparable GAAP financial measure, are presented below.

	2025	2024	2023
Core Operating Profit Growth %	5	9	12
Core Operating Profit Growth %, excluding the 53rd week	7	8	N/A
Diluted EPS Growth %, excluding Special Items	10	6	14
Diluted EPS Growth %, excluding Special Items and the 53rd week	12	4	N/A
Effective Tax Rate excluding Special Items	22.7%	23.6%	20.6%
Effective Tax Rate excluding Special Items and the 53rd week	N/A	23.5%	N/A

	2025	2024	2023
Company restaurant profit	$ 461	$ 432	$ 368
Company restaurant margin %	15.7%	16.9%	17.2%

	Year		
Reconciliation of GAAP Operating Profit to Core Operating Profit and Core Operating Profit, excluding the 53rd Week	**2025**	**2024**	**2023**
Consolidated			
GAAP Operating Profit	$2,574	$2,403	$2,318
Detail of Special Items:			
(Gain) loss associated with market-wide refranchisings[a]	(1)	1	5
Charges associated with Pizza Hut Strategic Options Review[b]	41	–	–
Charges associated with Brand HQ Consolidation[c]	27	–	–
German acquisition and Turkey termination-related costs[d]	9	61	–
Charges associated with Resource Optimization[e]	38	79	21
Operating (profit) loss impact from decision to exit Russia[f]	–	–	11
Charges associated with TB U.S. restaurant acquisition[g]	7	–	–
Other Special Items (Income) Expense	–	–	2
Special Items Expense - Operating Profit	122	141	39
Negative (Positive) Foreign Currency Impact on Operating Profit	(12)	28	N/A
Core Operating Profit	2,684	2,572	2,357
Impact of 53rd Week Operating Profit	N/A	(36)	N/A
Core Operating Profit, excluding the 53rd Week	$2,684	$2,536	$2,357

Special Items as shown above were recorded to the financial statement line items identified below:

	Year		
	2025	**2024**	**2023**
Consolidated Statement of Income Line Item			
Franchise and property revenues	$ 7	$ 18	$ –
General and administrative expenses	111	84	28
Franchise and property expenses	–	–	1
Refranchising (gain) loss	(1)	1	5
Other (income) expense	5	38	5
Special Items Expense - Operating Profit	$ 122	$ 141	$ 39
KFC Division			
GAAP Operating Profit	$1,503	$1,363	$1,304
Negative (Positive) Foreign Currency Impact	(12)	22	N/A
Core Operating Profit	1,491	1,385	1,304

	Year		
	2025	**2024**	**2023**
Impact of 53rd Week	N/A	(9)	N/A
Core Operating Profit, excluding the 53rd Week	$ 1,491	$ 1,376	$ 1,304
Taco Bell Division			
GAAP Operating Profit	$ 1,129	$ 1,049	$ 944
Negative (Positive) Foreign Currency Impact	–	–	N/A
Core Operating Profit	1,129	1,049	944
Impact of 53rd Week	N/A	(21)	N/A
Core Operating Profit, excluding the 53rd Week	$ 1,129	$ 1,028	$ 944
Pizza Hut Division			
GAAP Operating Profit	$ 340	$ 373	$ 391
Negative (Positive) Foreign Currency Impact	–	6	N/A
Core Operating Profit	340	379	391
Impact of 53rd Week	N/A	(5)	N/A
Core Operating Profit, excluding the 53rd Week	$ 340	$ 374	$ 391
Habit Burger & Grill Division			
GAAP Operating Profit (Loss)	$ (13)	$ –	$ (14)
Negative (Positive) Foreign Currency Impact	–	–	N/A
Core Operating Profit (Loss)	(13)	–	(14)
Impact of 53rd Week	N/A	(1)	N/A
Core Operating Profit (Loss), excluding the 53rd Week	$ (13)	$ (1)	$ (14)
Reconciliation of GAAP Net Income to Net Income excluding Special Items and Net Income excluding Special Items and the 53rd week			
GAAP Net Income	$ 1,559	$ 1,486	$ 1,597
Special Items (Income) Expense - Operating Profit	122	141	39
Special Items Tax (Benefit) Expense[h]	18	(66)	(161)
Net Income excluding Special Items	1,700	1,561	1,475
Impact of 53rd Week	N/A	(25)	–
Net Income excluding Special Items and the 53rd Week	$ 1,700	$ 1,536	$ 1,475
Reconciliation of Diluted EPS to Diluted EPS excluding Special Items and Diluted EPS excluding Special Items and the 53rd Week			
Diluted EPS	$ 5.55	$ 5.22	$ 5.59
Less Special Items Diluted EPS	(0.50)	(0.26)	0.42
Diluted EPS excluding Special Items	6.05	5.48	5.17
Less Impact of 53rd Week	N/A	0.09	N/A
Diluted EPS excluding Special Items and the 53rd Week	$ 6.05	$ 5.39	$ 5.17
Reconciliation of GAAP Effective Tax Rate to Effective Tax Rate excluding Special Items and Effective Tax Rate excluding Special Items and the 53rd Week			
GAAP Effective Tax Rate	24.9%	21.8%	12.1%
Impact on Tax Rate as a result of Special Items	2.2%	(1.8)%	(8.5)%
Effective Tax Rate excluding Special Items	22.7%	23.6%	20.6%
Impact on Tax Rate as a result of the 53rd Week	N/A	0.1%	N/A
Effective Tax Rate excluding Special Items and the 53rd Week	22.7%	23.5%	20.6%

(a) *Due to their size and volatility, we have reflected as Special Items those refranchising gains and losses that were recorded in connection with market-wide refranchisings. During the years ended December 31, 2025, 2024 and 2023, we recorded net a refranchising gain of $1 million and net refranchising losses of $1 million and $5 million, respectively, that have been reflected as Special Items.*

Additionally, during the years ended December 31, 2025, 2024 and 2023, we recorded net refranchising gains of $47 million, $35 million and $34 million, respectively, that have not been reflected as Special Items. These net refranchising gains relate to refranchising of restaurants unrelated to market-wide refranchisings that we believe are indicative of our expected ongoing refranchising activity.

(b) In 2025, we began a review of strategic options for the Pizza Hut brand. During the year ended December 31, 2025, we incurred charges of approximately $36 million primarily in third-party advising costs associated with this strategic options review and wrote-off approximately $5 million of franchise incentive assets associated with rationalizing the Pizza Hut estate in preparation for a potential transaction. These charges were recorded to Corporate and unallocated General and administrative expenses and Unallocated franchise and property revenues, respectively. Given the significance of the costs expected to be incurred through the course of this strategic options review, we have reflected such amounts as Special Items.

(c) During the year ended December 31, 2025, we recorded charges of approximately $27 million associated with our decision to designate two brand headquarters in the U.S., located in Plano, Texas and Irvine, California, to foster greater collaboration among brands and employees. This involved relocating the KFC U.S. corporate office to the KFC Global headquarters and requiring the majority of our U.S.-based remote employees to relocate to an appropriate headquarter office. These charges included $21 million, primarily for severance for employees who chose not to relocate and consultant fees, recorded to Corporate and unallocated General and administrative expenses. Additionally, we donated our YUM corporate headquarters in Louisville, Kentucky subsequent to the relocation of the KFC U.S. corporate office resulting in a charge of $6 million to Unallocated Other (income) expense representing the net book value of that headquarters. Due to their scope and size, these charges have been reflected as Special Items.

(d) On January 8, 2025, we terminated our franchise agreements with franchisee IS Gida A.S. (IS Gida), the owner and operator of KFC and Pizza Hut restaurants in Turkey and a subsidiary of IS Holding A.S. (IS Holding), after failure by IS Gida to meet our standards. As a result, 283 KFC restaurants and 254 Pizza Hut restaurants in Turkey were closed during the first quarter of 2025. We also re-acquired the master franchise rights in Germany for KFC and Pizza Hut from the owner of IS Holding in December 2024. As a result, we recorded charges of $37 million to Unallocated Other (income) expense, $18 million to Unallocated Franchise and property revenues and $6 million to Corporate and unallocated General and administrative expenses consisting primarily of transaction costs associated with the German acquisition and termination-related costs associated with the Turkey business in year ended December 31, 2024. We recorded a credit of $1 million to Unallocated Other (income) expense and charges of $1 million to Unallocated Franchise and property revenues and $9 million to Corporate and unallocated General and administrative expenses during the year ended December 31, 2025, consisting primarily of transaction costs associated with re-acquiring the master franchise rights in Germany including severance. Due to their scope and size, these charges have been reflected as Special Items.

(e) We recorded charges of $38 million, $79 million and $21 million during the years ended December 31, 2025, 2024 and 2023, respectively, primarily to Corporate and unallocated General and administrative expenses related to a resource optimization program initiated in the third quarter of 2020. Over the past several years, this program has allowed us to reallocate significant resources to accelerate our digital, technology and innovation capabilities to deliver a modern, world-class team member and customer experience and improve unit economics. We expanded the program in 2024 to identify further opportunities to optimize the Company's spending and identify additional, critical areas in which to potentially allocate resources, both with a goal to enable the acceleration of the Company's growth rate. Costs incurred to date related to the program primarily include severance associated with positions that have been eliminated or relocated and consultant fees. Due to their scope and size, these charges have been reflected as Special Items.

(f) In the first quarter of 2022, as a result of the Russian invasion of Ukraine, we suspended all investment and restaurant development in Russia. We also suspended all operations of our 70 company-owned KFC restaurants in Russia and began finalizing an agreement to suspend all Pizza Hut operations in Russia, in partnership with our master franchisee. Further, we pledged to redirect any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts. During the second quarter of 2022, we completed the transfer of ownership of the Pizza Hut Russia business to a local operator. In April 2023, we completed our exit from the Russia market by selling the KFC business in Russia to Smart Service Ltd.

Our GAAP operating results presented herein reflect revenues from and expenses to support the Russian operations for KFC prior to the date of sale, within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we reclassed such net operating profits or losses from the KFC segment results in which they were earned to Unallocated Other income (expense). Additionally, we incurred certain expenses related to the dispositions of the businesses and other one-time costs related to our exit from Russia which we recorded within Corporate and unallocated G&A and Unallocated Franchise and property expenses. Also recorded in Unallocated Other income (expense) were foreign exchange impacts attributable to fluctuations in the value of the Russian ruble and a charge of $3 million recorded during the year ended December 31, 2023, as a result of the completion of the sale of the KFC Russia business. The resulting net Operating Loss of $11 million for the year ended December 31, 2023 has been reflected as a Special Item.

(g) During the year ended December 31, 2025, we recorded charges of approximately $7 million to Corporate and unallocated General and administrative expenses related to an acquisition of 128 Taco Bell Southeast U.S. restaurants from a franchisee for approximately $670 million. Due to the significant amount of legal and professional fees necessary to complete this large acquisition, these fees have been reflected as Special Items.

Form 10-K

(h) The below table includes the detail of Special Items Tax (Benefit) Expense:

	Year		
	2025	**2024**	**2023**
Tax (Benefit) on Special Items Expense - Operating Profit	$ (29)	$ (28)	$ (8)
Tax Expense - Foreign tax reserve	108	–	–
Tax Expense - U.S. OBBBA	76	–	–
Tax (Benefit) - Tax audit	(47)	–	–
Tax (Benefit) - Intra-entity transfers and valuations of intellectual property	(89)	(32)	(183)
Tax (Benefit) - Other Income tax impacts from decision to exit Russia	–	–	(7)
Tax (Benefit) - Other Income tax impacts recorded as Special	(2)	(6)	37
Special Items Tax (Benefit) Expense	$ 18	$ (66)	$ (161)

Tax (Benefit) on Special Items Expense - Operating Profit was determined by assessing the tax impact of each individual component within Special Items based upon the nature of the item and jurisdictional tax law.

Tax Expense - Foreign tax reserve in the year ended December 31, 2025, is associated with a reserve, and the ongoing foreign exchange and inflationary adjustments, associated with a change in management's judgment around a Mexican subsidiary's ability to utilize losses to offset recapture gains triggered by a historical tax deconsolidation. This tax expense was reflected as a Special Item due to its size and the time elapsed since the years to which the reserve relates.

Tax Expense - U.S. OBBBA in the year ended December 31, 2025, reflects the tax expense recorded upon the July 4, 2025 enactment of H.R.1, commonly known as the One Big Beautiful Bill Act ("OBBBA") in the United States. The tax expense was primarily associated with a change in management's judgment regarding our ability to utilize U.S. foreign tax credit related deferred tax assets that existed at the date of enactment and has been reflected as a Special Item due to the size of the non-recurring adjustment necessary upon enactment of the legislation.

Tax (Benefit) - Tax audit in the year ended December 31, 2025, reflects the benefit associated with the reversal of a reserve due to a favorable audit resolution. Such reserve was established in prior years and was originally recorded as a Special Item.

Tax (Benefit) - Intra-entity transfers and valuations of intellectual property includes:

- *The tax benefit recorded in the year ended December 31, 2025, resulting from an internal reorganization to consolidate the Pizza Hut entities and assets into two isolated ownership structures by aligning the legal ownership, simplifying the organizational footprint and consolidating the Pizza Hut domestic and international business in connection with our strategic options review. As part of this reorganization, certain Pizza Hut intellectual property ("IP") rights from subsidiaries in the U.S. were transferred to international subsidiaries resulting in a step-up in amortizable tax basis of those IP rights.*
- *The tax benefit recorded in the year ended December 31, 2024, resulting primarily from the tax liquidation of certain subsidiaries in Israel and Australia as well as the intra-entity transfer of software from those subsidiaries to subsidiaries in the U.S.*
- *The tax benefit recorded in the year ended December 31, 2023, resulting primarily from $99 million of deferred tax benefit arising from the remeasurement of deferred tax assets associated with previously transferred IP rights in Switzerland as a result of an increase in our jurisdictional tax rate, as well as a $29 million deferred tax benefit associated with credits granted by local Swiss tax authorities. The benefit recorded in the year ended December 31, 2023, also includes $30 million of deferred tax benefit associated with the intra-entity transfer of certain Asia region IP rights to Singapore or the U.S.*

Other Income Tax impacts recorded as Special in the year ended December 31, 2023 included $41 million of expense associated with a correction in the timing of capital loss utilization related to refranchising gains previously recorded as Special Items to tax years with a lower statutory tax rate.

Form 10-K

Reconciliation of GAAP Operating Profit to Company Restaurant Profit

	2025					
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Consolidated
GAAP Operating Profit (Loss)	$ 1,503	$ 1,129	$ 340	$ (13)	$ (384)	$ 2,574
Less:						
Franchise and property revenues	1,807	1,060	602	12	(7)	3,473
Franchise contributions for advertising and other services	679	754	360	3	–	1,796
Add:						
General and administrative expenses	372	215	219	54	402	1,262
Franchise and property expenses	66	29	41	4	–	140
Franchise advertising and other services expense	670	750	376	3	–	1,799
Refranchising (gain) loss	–	–	–	–	(48)	(48)
Other (income) expense	1	–	(14)	12	3	2
Company restaurant profit (loss)	$ 128	$ 310	$ (1)	$ 46	(22)	$ 461
Company sales	$ 1,057	$ 1,281	$ 51	$ 555	–	$ 2,945
Company restaurant margin %	12.1%	24.2%	(1.4)%	8.3%	N/A	15.7%

	2024					
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Consolidated
GAAP Operating Profit (Loss)	$ 1,363	$ 1,049	$ 373	$ –	$ (382)	$ 2,403
Less:						
Franchise and property revenues	1,685	997	622	9	(18)	3,295
Franchise contributions for advertising and other services	613	708	378	3	–	1,702
Add:						
General and administrative expenses	363	199	219	54	346	1,181
Franchise and property expenses	63	33	34	4	–	134
Franchise advertising and other services expense	610	708	390	3	–	1,711
Refranchising (gain) loss	–	–	–	–	(34)	(34)
Other (income) expense	(3)	(1)	(16)	10	44	34
Company restaurant profit (loss)	$ 98	$ 283	$ –	$ 59	$ (8)	$ 432
Company sales	$ 801	$ 1,155	$ 8	$ 588	$ –	$ 2,552
Company restaurant margin %	12.2%	24.4%	(0.6)%	10.1%	N/A	16.9%

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Consolidated
	2023					
GAAP Operating Profit (Loss)	$ 1,304	$ 944	$ 391	$ (14)	$ (307)	$ 2,318
Less:						
Franchise and property revenues	1,698	918	622	9	–	3,247
Franchise contributions for advertising and other services	648	654	383	2	–	1,687
Add:						
General and administrative expenses	383	204	221	59	326	1,193
Franchise and property expenses	72	32	15	3	1	123
Franchise advertising and other services expense	648	644	389	2	–	1,683
Refranchising (gain) loss	–	–	–	–	(29)	(29)
Other (income) expense	6	–	(11)	10	9	14
Company restaurant profit	$ 67	$ 252	$ –	$ 49	$ –	$ 368
Company sales	$ 484	$ 1,069	$ 14	$ 575	$ –	$ 2,142
Company restaurant margin %	13.7%	23.7%	0.1%	8.5%	N/A	17.2%

Items Impacting Reported Results and/or Reasonably Likely to Impact Future Results

The following items impacted reported results in 2025 and/or 2024 and/or are reasonably likely to impact future results. See also the Detail of Special Items section of this MD&A for other items similarly impacting results.

Pizza Hut Strategic Options Review

In 2025, we began a review of strategic options for the Pizza Hut brand. The objective of the review is to create value for YUM, Pizza Hut and its franchise partners by determining the optimal approach to best capitalize on Pizza Hut's structural advantages — strong brand equity, experienced franchise partners and meaningful scale — in the highly fragmented pizza market. We currently intend to complete this strategic options review in 2026, and there can be no assurance this review will result in any specific outcome or transaction. We incurred certain costs during the year ended December 31, 2025 associated with this strategic review (see Detail of Special Items section of this MD&A) and expect to incur further costs of a currently indeterminate amount as this strategic options review progresses.

Impact of Tax Law Changes

On July 4, 2025, H.R.1, commonly known as the One Big Beautiful Bill Act ("OBBBA") was enacted into law in the U.S. The OBBBA includes a broad range of domestic and international tax reform provisions, including extending and modifying certain key provisions from the Tax Cuts and Jobs Act, as well as provisions allowing accelerated tax deductions for qualified depreciable property and research expenditures. The OBBBA has multiple effective dates, with certain provisions becoming effective in 2025 and others effective through 2027. We do not currently expect our ongoing effective tax rate to be significantly impacted by the legislation.

Extra Week in 2024

Fiscal 2024 included a 53rd week for all of our U.S. and certain international subsidiaries that operate on a period calendar. See Note 2 for additional details related to our fiscal calendar. The following table summarizes the estimated impact of the 53rd week on Revenues and Operating Profit for the year ended December 31, 2024. The 53rd week in 2024 favorably impacted Diluted EPS by approximately $0.09 per share.

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
Revenues					
Company sales	$ 16	$ 21	$ –	$ 9	$ 46
Franchise and property revenues	8	16	6	–	30
Franchise contributions for advertising and other services	4	11	5	–	20
Total revenues	$ 28	$ 48	$ 11	$ 9	$ 96
Operating Profit					
Franchise and property revenues	$ 8	$ 16	$ 6	$ –	$ 30
Franchise contributions for advertising and other services	4	11	5	–	20
Restaurant profit	3	7	–	1	11
Franchise for advertising and other services expenses	(4)	(11)	(5)	–	(20)
G&A expenses	(2)	(2)	(1)	–	(5)
Operating Profit	$ 9	$ 21	$ 5	$ 1	$ 36

Middle East Conflict

During the fourth quarter of 2023, certain of our markets, principally in our KFC and Pizza Hut Divisions, began being impacted by a military conflict in the Middle East region. Our sales continued to be impacted during 2024, most significantly in markets across the Middle East, Malaysia and Indonesia. The impact in these markets represented an approximate one-point headwind to YUM's overall same-store sales growth in the year ended December 31, 2024. Additionally, we believe we experienced conflict-related impacts in a broader set of markets and trade areas, though such amounts are difficult to precisely quantify.

Investment in Devyani

During the quarter ended March 31, 2024, we sold our approximate 5% minority investment in Devyani International Limited ("Devyani"), a franchise entity that operates KFC and Pizza Hut restaurants in India, for pre-tax proceeds of $104 million. Changes in the fair value of our ownership interest in Devyani prior to the date of sale resulted in pre-tax investment losses of $20 million in the year ended December 31, 2024 and pre-tax investment income of $8 million in the year ended December 31, 2023.

KFC Division

The KFC Division has 33,897 units, 90% of which are located outside the U.S. Additionally, 99% of the KFC Division units were operated by franchisees as of the end of 2025.

	2025	2024	2023	% B/(W) 2025 Reported	Ex FX	Ex FX and 53rd Week in 2024	% B/(W) 2024 Reported	Ex FX	Ex FX and 53rd Week in 2024
System Sales	$ 36,434	$ 34,452	$ 33,863	6	5	6	2	3	3
Same-Store Sales Growth (Decline) %	3%	(2)%	7%	N/A	N/A	N/A	N/A	N/A	N/A
Company sales	$ 1,057	$ 801	$ 484	32	30	32	66	64	60
Franchise and property revenues	1,807	1,685	1,698	7	6	7	(1)	1	Even
Franchise contributions for advertising and other services	679	613	648	11	9	10	(5)	(6)	(6)
Total revenues	$ 3,542	$ 3,099	$ 2,830	14	13	14	10	10	9
Company restaurant profit	$ 128	$ 98	$ 67	31	28	32	48	47	43
Company restaurant margin %	12.1%	12.2%	13.7%	(0.1)ppts.	(0.1)ppts.	–	(1.5)ppts.	(1.4)ppts.	(1.5)ppts.
G&A expenses	$ 372	$ 363	$ 383	(3)	(2)	(2)	5	5	6
Franchise and property expenses	66	63	72	(6)	(4)	(4)	13	12	12
Franchise advertising and other services expense	670	610	648	(10)	(8)	(9)	6	6	7
Operating Profit	$ 1,503	$ 1,363	$ 1,304	10	9	10	4	6	5

Unit Count	2025	2024	2023	% Increase (Decrease) 2025	2024
Franchise	33,393	31,513	29,680	6	6
Company-owned	504	468	220	8	113
Total	33,897	31,981	29,900	6	7

Company sales and Company restaurant margin %

In 2025, the increase in Company sales, excluding the impacts of foreign currency translation and lapping the 53rd week in 2024, was driven by the KFC U.K. and Ireland restaurant acquisition (see Note 3) in the second quarter of 2024 and Company same-store sales growth of 5%.

In 2025, Company restaurant margin percentage, excluding the impacts of foreign currency translation and lapping the 53rd week in 2024, was flat as lower margin percentages of the units included in the KFC U.K. and Ireland restaurant acquisition were offset by Company same-store sales growth.

Franchise and property revenues

In 2025, the increase in Franchise and property revenues, excluding the impacts of foreign currency translation and lapping the 53rd week in 2024, was driven by unit growth and franchise same-store sales growth of 2%, partially offset by a 1% negative impact from the KFC U.K. and Ireland restaurant acquisition.

Form 10-K

G&A

In 2025, the increase in G&A, excluding the impacts of foreign currency translation and lapping the 53rd week in 2024, was driven by higher expenses related to our annual incentive compensation programs, partially offset by lower headcount and salaries.

Operating Profit

In 2025, the increase in Operating Profit, excluding the impacts of foreign currency translation and lapping the 53rd week in 2024, was driven by same-store sales growth and unit growth.

Taco Bell Division

The Taco Bell Division has 9,030 units, 86% of which are in the U.S. The Company owned 8% of the Taco Bell units in the U.S. as of the end of 2025.

	2025	2024	2023	% B/(W) 2025 Reported	Ex FX	Ex FX and 53rd Week in 2024	% B/(W) 2024 Reported	Ex FX	Ex FX and 53rd Week in 2024
System Sales	$18,361	$17,193	$15,915	7	7	8	8	8	6
Same-Store Sales Growth %	7%	4%	5%	N/A	N/A	N/A	N/A	N/A	N/A
Company sales	$ 1,281	$ 1,155	$ 1,069	11	11	13	8	8	6
Franchise and property revenues	1,060	997	918	6	6	8	9	9	7
Franchise contributions for advertising and other services	754	708	654	7	7	8	8	8	7
Total revenues	$ 3,095	$ 2,860	$ 2,641	8	8	10	8	8	7
Company restaurant profit	$ 310	$ 283	$ 252	10	10	12	12	12	9
Company restaurant margin %	24.2%	24.4%	23.7%	(0.2)ppts.	(0.2)ppts.	(0.1)ppts.	0.7 ppts.	0.7 ppts.	0.6 ppts.
G&A expenses	$ 215	$ 199	$ 204	(8)	(8)	(9)	3	3	4
Franchise and property expenses	29	33	32	12	12	12	(3)	(3)	(2)
Franchise advertising and other services expense	750	708	644	(6)	(6)	(8)	(10)	(10)	(8)
Operating Profit	$ 1,129	$ 1,049	$ 944	8	8	10	11	11	9

Unit Count	2025	2024	2023	% Increase (Decrease) 2025	2024
Franchise	8,357	8,253	8,081	1	2
Company-owned	673	504	483	34	4
Total	9,030	8,757	8,564	3	2

Company sales and Company restaurant margin %

In 2025, the increase in Company sales, excluding the impacts of lapping the 53rd week, was driven by acquisitions, company same-store sales growth of 5%, and unit growth.

In 2025, the decrease in Company restaurant margin percentage, excluding the impacts of lapping the 53rd week, was driven by commodity inflation (primarily beef), higher labor and other restaurant operating costs, partially offset by higher margin percentages of the units included in the Southeast U.S. restaurant acquisition and same store sales growth.

Franchise and property revenues

In 2025, the increase in Franchise and property revenues, excluding the impacts of lapping the 53rd week, was driven by franchise same-store sales growth of 7% and unit growth.

G&A

In 2025, the increase in G&A, excluding the impacts of lapping the 53rd week, was driven by higher digital and technology expenses, higher expenses related to our annual incentive compensation programs and increased share-based compensation, partially offset by lower professional and legal fees.

Operating Profit

In 2025, the increase in Operating Profit, excluding the impacts of lapping the 53rd week, was driven by same-store sales growth, unit growth and acquisitions, partially offset by higher restaurant operating costs and higher G&A.

Pizza Hut Division

The Pizza Hut Division has 19,974 units, 68% of which are located outside the U.S. Over 99% of the Pizza Hut Division units were operated by franchisees as of the end of 2025. The Pizza Hut Division uses multiple distribution channels including delivery, dine-in and express (e.g. airports) and includes units operating under both the Pizza Hut and Telepizza brands.

				% B/(W) 2025			% B/(W) 2024		
	2025	2024	2023	Reported	Ex FX	Ex FX and 53rd Week in 2024	Reported	Ex FX	Ex FX and 53rd Week in 2024
System Sales	$ 12,794	$ 13,108	$ 13,315	(2)	(3)	(2)	(2)	(1)	(1)
Same-Store Sales Growth (Decline) %	(1)%	(4)%	2%	N/A	N/A	N/A	N/A	N/A	N/A
Company sales	$ 51	$ 8	$ 14	584	573	599	(45)	(45)	(47)
Franchise and property revenues	602	622	622	(3)	(3)	(2)	Even	1	Even
Franchise contributions for advertising and other services	360	378	383	(5)	(5)	(4)	(1)	(1)	(3)
Total revenues	$ 1,013	$ 1,008	$ 1,019	Even	Even	1	(1)	(1)	(2)
Company restaurant profit (loss)	$ (1)	$ –	$ –	NM	NM	NM	NM	NM	NM
Company restaurant margin %	(1.4)%	(0.6)%	0.1%	(0.8)ppts.	(0.9)ppts.	(0.8)ppts.	(0.7)ppts.	(0.7)ppts.	(0.8)ppts.
G&A expenses	$ 219	$ 219	$ 221	Even	1	Even	1	1	2
Franchise and property expenses	41	34	15	(18)	(19)	(21)	(122)	(121)	(118)
Franchise advertising and other services expense	376	390	389	4	4	2	Even	Even	1
Operating Profit	$ 340	$ 373	$ 391	(9)	(9)	(8)	(5)	(3)	(4)

				% Increase (Decrease)	
Unit Count	2025	2024	2023	2025	2024
Franchise	19,835	20,202	19,859	(2)	2
Company-owned	139	23	7	504	NM
Total	19,974	20,225	19,866	(1)	2

Form 10-K

Franchise and property revenues

In 2025, the decrease in Franchise and property revenues, excluding the impact of foreign currency translation and lapping the 53rd week in 2024, was driven by franchise same-store sales declines of (1%) and a unit decline.

G&A

In 2025, G&A, excluding the impact of foreign currency translation and lapping the 53rd week in 2024, was flat, as the impact of restaurant acquisitions and higher expenses related to our annual incentive compensation programs were offset by lower salaries and benefits.

Operating Profit

In 2025, the decrease in Operating Profit, excluding the impact of foreign currency translation and lapping the 53rd week in 2024, was driven by a same store sales decline, the impact of restaurant acquisitions, higher current year bad debt expense (including bad debt expense associated with franchise entities that have transitioned to new ownership) and a unit decline.

Habit Burger & Grill Division

The Habit Burger & Grill Division has 384 units, the vast majority of which are in the U.S. The Company owned 79% of the Habit Burger & Grill units in the U.S. as of the end of 2025.

				% B/(W)			% B/(W)		
				2025			2024		
	2025	2024	2023	Reported	Ex FX	Ex FX and 53rd Week in 2024	Reported	Ex FX	Ex FX and 53rd Week in 2024
System Sales	$ 706	$ 713	$ 696	(1)	(1)	1	2	2	1
Same-Store Sales Growth (Decline) %	(1)%	(4)%	(3)%	N/A	N/A	N/A	N/A	N/A	N/A
Total revenues	$ 570	$ 600	$ 586	(5)	(5)	(3)	2	2	1
Operating Profit (Loss)	$ (13)	$ –	$ (14)	NM	NM	NM	99	99	90

						% Increase (Decrease)	
Unit Count				**2025**	**2024**	**2023**	**2025**	**2024**
Franchise				83	67	71	24	(6)
Company-owned				301	316	307	(5)	3
Total				384	383	378	–	1

Corporate & Unallocated

(Expense)/Income	2025	2024	2023	% B/(W) 2025	% B/(W) 2024
Corporate and unallocated G&A expense	$ (402)	$ (346)	$ (326)	(16)	(6)
Unallocated Company restaurant expenses	(22)	(8)	—	(176)	NM
Unallocated Franchise and property revenues	(7)	(18)	—	63	NM
Unallocated Franchise and property expenses	—	—	(1)	NM	NM
Unallocated Refranchising gain (loss) (See Note 19)	48	34	29	42	16
Unallocated Other income (expense)	(3)	(44)	(9)	NM	NM
Investment income (expense), net (See Note 5)	1	(21)	7	NM	NM
Other pension income (expense) (See Note 15)	2	7	6	(71)	17
Interest expense, net	(501)	(489)	(513)	(2)	5
Income tax provision (See Note 18)	(518)	(414)	(221)	(25)	(88)
Effective tax rate (See Note 18)	24.9%	21.8%	12.1%	(3.1)ppts.	(9.7)ppts.

Corporate and unallocated G&A expense

In 2025, the increase in Corporate and Unallocated G&A expense was driven by costs associated with the current year Pizza Hut Strategic Options Review, costs associated with our current year Brand Headquarters Consolidation, higher salaries and benefits, higher professional and legal fees and higher current year expenses related to our annual incentive compensation programs, partially offset by lower costs associated with our Resource Optimization Program.

Unallocated Company restaurant expenses

Unallocated Company restaurant expenses include amortization of reacquired franchise rights. In 2025, the increase was driven by the 2025 Taco Bell Southeast U.S. restaurant acquisition and a full year of amortization related to the 2024 KFC U.K. and Ireland restaurant acquisition.

Unallocated Franchise and property revenues

In 2025, the decrease in Unallocated Franchise and property revenue was driven by lapping charges associated with the termination of our franchise agreements with a franchisee in Turkey, partially offset by the current year write-off of franchise incentive assets associated with the Pizza Hut Strategic Options Review.

Unallocated Other income (expense)

In 2025, the decrease in Unallocated Other income (expense) was driven primarily by lapping charges associated with the German master franchise acquisition and termination-related costs associated with the Turkey business.

Consolidated Cash Flows

Net cash provided by operating activities was $2,010 million in 2025 versus $1,689 million in 2024. The increase was primarily driven by an increase in Operating Profit before Special Items, and lower current year incentive compensation and income tax payments.

Net cash used in investing activities was $1,003 million in 2025 versus $422 million in 2024. The change was primarily driven by higher current year spending on restaurant acquisitions, higher current year capital spending and lapping prior year proceeds arising from the sale of our approximate 5% minority investment in Devyani, partially offset by maturities of short-term investments in the current year compared to net purchases of short-term investments in the prior year.

Form 10-K



Net cash used in financing activities was $924 million in 2025 versus $1,163 million in 2024. The change was primarily driven by higher net borrowings, partially offset by higher current year share repurchases.

Consolidated Financial Condition

Our Consolidated Balance Sheet was impacted by the Taco Bell U.S. restaurant acquisition (See Note 3).

Liquidity and Capital Resources

We have historically generated substantial cash flows from our extensive franchise operations, which require a limited YUM investment, and from the operations of our Company-owned stores. Our annual operating cash flows were in excess of $2 billion in 2025 and we expect continued strong operating cash flows in 2026. It is our intent to use these operating cash flows to continue to invest in growing our business and pay a competitive dividend, with any remaining excess then returned to shareholders through share repurchases. Subject to market conditions, we expect to maintain our consolidated net leverage ratio at approximately 4.0x Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") over the medium term by issuing incremental debt as our business grows.

To the extent operating cash flows plus other sources of cash do not cover our anticipated cash needs, we maintain a $1.5 billion Revolving Facility under our Credit Agreement (see Note 11) which had $300 million outstanding as of December 31, 2025. Borrowings under our Revolving Facility in 2025 had original maturities of three months or less. We believe that our ongoing cash from operations, cash on hand, which was approximately $700 million at December 31, 2025, and availability under our Revolving Facility will be sufficient to fund our cash requirements over the next twelve months.

Our material cash requirements include the following contractual and other obligations.

Debt Obligations and Interest Payments

As of December 31, 2025, approximately 96%, including the impact of interest rate swaps, of our $11.5 billion of total debt outstanding, excluding the Revolving Facility balance, finance leases and debt issuance costs and discounts, is fixed with an effective overall interest rate of approximately 4.5%. We target a capital structure which we believe provides an attractive balance between optimized interest rates, duration and flexibility with diversified sources of liquidity and maturities spread over multiple years, and as mentioned above, we expect to maintain our net leverage ratio at approximately 4.0x EBITDA over the medium term by issuing incremental debt as our business grows. We currently have credit ratings of BB+ (Standard & Poor's)/ Ba2 (Moody's).

The following table summarizes the future maturities of our outstanding long-term debt, excluding finance leases and debt issuance costs and discounts, as of December 31, 2025.

	2026	2027	2028	2029	2030	2031	2032	2037	2043	Total
Securitization Notes		$ 884	$ 595	$ 590	$ 1,000	$ 737	$ 500			$ 4,306
Credit Agreement	$ 28	34	1,424	438						1,923
Revolving Facility				300						300
Subsidiary Senior Unsecured Notes		750								750
YUM Senior Unsecured Notes					800	1,050	2,100	$ 325	$ 275	4,550
Total	$ 28	$ 1,668	$ 2,019	$ 1,327	$ 1,800	$ 1,787	$ 2,600	$ 325	$ 275	$ 11,828

Interest payments on the outstanding long-term debt in the table above total approximately $2.5 billion, with approximately $500 million due within the next twelve months on the outstanding amounts on a nominal basis. The estimated interest payments related to the variable rate portion of our debt, net of our interest rate swaps, are based on current Secured Overnight Financing Rate ("SOFR") interest rates.

Form 10-K

See Note 11 for details on the Securitization Notes, the Credit Agreement, Subsidiary Senior Unsecured Notes and YUM Senior Unsecured Notes.

Operating and Finance Leases

Payments required under our operating and finance leases total $2.0 billion, of which $190 million is payable within the next 12 months. These amounts are on a nominal basis and include payments related to lease renewal options we are reasonably certain to exercise. These leases relate primarily to approximately 1,100 Company-owned restaurants and approximately 225 leased restaurants for which we sublease land, building or both to our franchisees. See Note 12.

Investing Activities

We remain committed to maintaining our asset light, franchisor model. Our allocation strategy for investing activities includes:

- Run-rate capital expenditures consisting of company restaurant repairs, maintenance and remodels, support of our digital and technology initiatives and project-specific capital expenditures,
- Targeted new company unit development to spur additional growth that is partially funded through refranchising a comparable number of existing company units, and
- Strategic investments that create incremental value for shareholders and franchisees.

In 2026, we expect gross capital expenditures of approximately $400 million driven by technology initiatives and continued investments in Taco Bell, KFC and Habit Burger & Grill company restaurants, including regular maintenance of recently acquired restaurants. Additionally, we expect approximately $50 million of refranchising proceeds, resulting in net capital expenditures of approximately $350 million.

Purchase Obligations

Our purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancellable without penalty. Our purchase obligations relate primarily to marketing, information technology and supply agreements. We have purchase obligations of approximately $450 million at December 31, 2025, with approximately $300 million due within the next 12 months.

In addition to our contractual and other obligations, we seek to pay a competitive dividend and return excess cash to shareholders through share repurchases. As discussed in Note 20, we are also subject to claims and contingencies related to certain tax and legal matters that may require future cash outlays.

Dividends and Share Repurchases

In February 2026, our Board of Directors declared a quarterly dividend of $0.75 per share of Common Stock, a 6% increase from the quarterly dividend of $0.71 per share of Common Stock paid in 2025. This quarterly dividend will be distributed March 6, 2026, to shareholders of record at the close of business on February 20, 2026, and will total approximately $210 million.

In May 2024, our Board of Directors authorized share repurchases of up to $2.0 billion (excluding applicable transaction fees and excise taxes) of our outstanding Common Stock through December 31, 2026. This authorization took effect on July 1, 2024 upon the exhaustion of a prior authorization approved in September 2022. As of December 31, 2025, we have remaining capacity to repurchase up to $1.1 billion of Common Stock under this authorization. This authorization does not obligate the Company to acquire any specific number of shares.

Contingencies

As discussed in Note 20, following an Internal Revenue Service ("IRS") audit for the 2013 to 2015 fiscal years, we were unable to resolve underpayments of tax that the IRS proposed resulting from that audit using the IRS Appeals process, a pre-litigation, alternative dispute resolution tool. The IRS asserts an underpayment of tax of approximately $2.1 billion plus $418 million in penalties for fiscal year 2014. Both amounts are subject to interest, with interest of approximately $2.1 billion accruing through December 31, 2025. Those amounts relate primarily to a series of reorganizations that we undertook in 2014 in connection with the business realignment of our corporate and management reporting structure along brand lines. The IRS asserts that these transactions resulted in taxable distributions of approximately $6.0 billion.

We disagree with the IRS's position and are contesting that position vigorously. On June 4, 2025, we filed a petition in the United States Tax Court disputing the IRS's position as set forth in a Notice of Deficiency. The IRS filed its Answer on September 12, 2025. The litigation is ongoing.

Also, as discussed in Note 20, on January 29, 2020, we received an order from the Special Director of the Directorate of Enforcement ("DOE") in India imposing a penalty on Yum! Restaurants India Private Limited ("YRIPL") and certain former directors of approximately Indian Rupee 11 billion, or approximately $125, primarily relating to alleged violations of operating conditions imposed in 1993 and 1994. We have been advised by external counsel that the order is flawed and have filed a writ petition with the Delhi High Court, which granted an interim stay of the penalty order on March 5, 2020. In November 2022, YRIPL was notified that an administrative tribunal bench had been constituted to hear an appeal by DOE of certain findings of the January 2020 order, including claims that certain charges had been wrongly dropped and that an insufficient amount of penalty had been imposed. A hearing with the administrative tribunal scheduled for February 18, 2026 has been rescheduled to May 21, 2026. A hearing scheduled for December 10, 2025, before the Delhi High Court has been continued to May 5, 2026, and the stay order remains in effect. We deny liability and intend to continue vigorously defending this matter.

See the Lease Guarantees section of Note 20 for discussion of our off-balance sheet arrangements.

New Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40), which requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. The standard is effective for the Company's Annual Report on Form 10-K for fiscal 2027, and subsequent interim periods, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is permitted. We are currently evaluating the impact of the standard on our disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends certain aspects of the accounting for software costs, including removing software development project stages and requiring companies to capitalize costs when both 1) management authorizes or commits to funding a software project and 2) it is probable that the project will be completed and the software will be used to perform the function intended. The standard is effective for the Company in our first quarter of fiscal 2028, with early adoption permitted and can be applied on a prospective, retrospective or modified prospective basis. We are currently evaluating the impact of the standard on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations and financial condition and cash flows in future years. A description of what we consider to be critical accounting policies follows.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets of restaurants we intend to continue operating as Company restaurants (primarily PP&E, right-of-use operating lease assets and allocated intangible assets subject to amortization) annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our annual impairment testing of these restaurant assets. We evaluate recoverability based on the restaurant's forecasted undiscounted cash flows, which incorporate our best estimate of sales growth and margin improvement based upon our plans for the unit and actual results at comparable restaurants. For restaurant assets that are deemed to not be recoverable, we write-down the impaired restaurant to its estimated fair value.

Fair value is an estimate of the price a franchisee would pay for the restaurant and its related assets, including any right-of-use assets, and is determined by discounting the estimated future after-tax cash flows of the restaurant, which include a deduction for royalties we would receive under a franchise agreement with terms substantially at market. The after-tax cash flows incorporate reasonable sales growth and margin improvement assumptions as well as expectations as to the useful lives of the restaurant assets that would be used by a franchisee in the determination of a purchase price for the restaurant.

We perform an impairment evaluation at a restaurant group level when it is more likely than not that we will refranchise restaurants as a group. Expected net sales proceeds are generally based on actual bids from the buyer, if available, or anticipated bids given the discounted projected after-tax cash flows for the group of restaurants. Historically, these anticipated bids have been reasonably accurate estimations of the proceeds ultimately received. The after-tax cash flows used in determining the anticipated bids incorporate similar assumptions to those of a restaurant level assessment.

The discount rate used in the fair value calculations is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant or groups of restaurants and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

Estimates of future cash flows are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions. We formulate these estimates in consideration of historical experience, recent economic and industry trends, and competitive conditions. If our estimates or underlying assumptions, including the discount rate, change, we may experience higher impairment charges in the future.

We evaluate indefinite-lived intangible assets for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that indicates impairment might exist. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. Our most significant indefinite-lived intangible asset is our Habit Burger & Grill brand asset with a book value of $96 million at December 31, 2025. As of our fourth quarter 2025 annual impairment testing date, the fair values of all of our indefinite-lived intangible assets were in excess of their respective carrying values and no impairment was recorded.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment by determining whether the fair value of our reporting units exceed their carrying values. Our reporting units are our business units (which are aligned based on geography) in our KFC, Taco Bell, Pizza Hut and Habit Burger & Grill Divisions. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using discounted expected future after-tax cash flows from franchise royalties and Company-owned restaurant operations, if any. Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit.

Form 10-K

Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth (from net new units or same-store sales growth) and margin improvement (for those reporting units which include Company-owned restaurant operations) assumptions that we believe a third-party buyer would assume when determining a purchase price for the reporting unit. Any margin improvement assumptions that factor into the discounted cash flows are highly correlated with sales growth as cash flow growth can be achieved through various interrelated strategies such as product pricing and restaurant productivity initiatives. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

The fair values of all our reporting units with goodwill balances were in excess of their respective carrying values as of our fourth quarter 2025 goodwill testing date, with all but the Habit Burger & Grill reporting unit having fair values that were substantially in excess of their respective carrying values. As it relates to our Habit Burger & Grill reporting unit, which includes a goodwill balance of $64 million, the assumptions that were most impactful to our reporting unit fair value estimate in the fourth quarter of 2025 were future same-store sales growth and company restaurant margin improvement. Such assumptions were consistent with our internal plans for the brand and considered reasonable given historical experiences for both the Habit Burger & Grill as well as our other Concepts. However, should future Habit Burger & Grill actual results continue to underperform relative to expectations as was the case in the year ended December 31, 2025, some or all of this goodwill may be impaired in future years.

When we refranchise restaurants, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising versus the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transaction. The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit retained and includes the value of franchise agreements. Appropriate adjustments are made to the fair value determinations if such franchise agreements are determined to not be at prevailing market rates. As such, the fair value of the reporting unit retained can include expected future cash flows from royalties from those restaurants currently being refranchised, royalties from existing franchise businesses and retained company restaurant operations. As a result, the percentage of a reporting unit's goodwill that will be written off in a refranchising transaction will be less than the percentage of the reporting unit's Company-owned restaurants that are refranchised in that transaction and goodwill can be allocated to a reporting unit with only franchise restaurants. When determining whether such franchise agreement is at prevailing market rates our primary consideration is consistency with the terms of our current franchise agreements both within the country that the restaurants are being refranchised in and around the world. The Company believes consistency in royalty rates as a percentage of sales is appropriate as the Company and franchisee share in the impact of near-term fluctuations in sales results with the acknowledgment that over the long-term the royalty rate represents an appropriate rate for both parties.

The discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee is reduced by future royalties the franchisee will pay the Company. The Company thus considers the fair value of future royalties to be received under the franchise agreement as fair value retained in its determination of the goodwill to be written off when refranchising. Others may consider the fair value of these future royalties as fair value disposed of and thus would conclude that a larger percentage of a reporting unit's fair value is disposed of in a refranchising transaction.

During 2025, refranchising activity completed by the Company was limited and the write-off of goodwill associated with these transactions was approximately $3 million.

Pension Plans

Certain of our employees are covered under defined benefit pension plans. Our two most significant plans are in the U.S. and combined had a projected benefit obligation ("PBO") of $774 million and a fair value of plan assets of $670 million at December 31, 2025.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBOs are highly sensitive to changes in discount rates. For these U.S. plans, we measured our PBOs using a discount rate of 5.70% at December 31, 2025. The primary basis for this discount rate determination is a model that consists of a hypothetical portfolio of ten or more corporate debt instruments rated Aa or higher by Moody's or Standard & Poor's ("S&P") with cash flows that mirror our expected benefit payment cash flows under the plans. We exclude from the model those corporate debt instruments flagged by Moody's or S&P for a potential downgrade (if the potential downgrade would result in a rating below Aa by both Moody's and S&P) and bonds with yields that were two standard deviations or more above the mean. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit payment cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit payment cash flows in a future year. The weighted-average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also ensure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates and make adjustments as necessary. A 50 basis-point increase in this discount rate would have decreased these U.S. plans' PBOs by approximately $40 million at our measurement date. Conversely, a 50 basis-point decrease in this discount rate would have increased these U.S. plans' PBOs by approximately $40 million at our measurement date.

The net periodic benefit cost we record is also impacted by the discount rate, as well as the long-term rates of return on plan assets and mortality assumptions we selected at our measurement date. As our two most significant plans in the U.S. are currently closed to new participants (see Note 15), the net periodic benefit cost expected in 2026 for those plans is not significant.

We have an unrecognized pre-tax actuarial net loss of $117 million included in Accumulated other comprehensive income for these U.S. plans at December 31, 2025. We will recognize approximately $2 million of this loss in 2026 consistent with the $2 million of loss recognized in 2025.

Income Taxes

At December 31, 2025, we had valuation allowances of $284 million to reduce our $1,713 million of deferred tax assets to amounts that are more likely than not to be realized. The net deferred tax assets primarily relate to temporary differences and tax credit carryforwards in profitable U.S. federal, state and foreign jurisdictions and net operating loss carryforwards in certain foreign jurisdictions, the majority of which do not expire. In evaluating our ability to recover our deferred tax assets, we consider future taxable income in the various jurisdictions, carryforward periods, restrictions on usage and prudent and feasible tax planning strategies. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize deferred tax assets can significantly change based on future events, including our determinations as to feasibility of certain tax planning strategies and refranchising plans. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. We recognize the benefit of positions taken or expected to be taken in our tax returns in our income tax provision when it is more likely than not that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. At December 31, 2025, we had $115 million of unrecognized tax benefits, $103 million of which would impact the effective income tax rate if recognized. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Repatriation of earnings generated after December 31, 2017, will generally be eligible for the 100% dividends received deduction or considered a distribution of previously taxed income and, therefore, exempt from U.S. federal tax. Undistributed foreign earnings may still be subject to certain state and foreign income and withholding taxes upon repatriation. Subject to limited exceptions, we do not intend to indefinitely reinvest our unremitted earnings outside the U.S. Thus, we have provided taxes, including any U.S. federal and state income, foreign income, or foreign withholding taxes on the majority of our unremitted earnings. In jurisdictions where we do intend to indefinitely reinvest our unremitted earnings, we would be required to accrue and pay applicable income taxes (if any) and foreign withholding taxes if the funds were repatriated in taxable transactions. We believe any such taxes would be immaterial.

Form 10-K

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of financial and commodity derivative instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have processes in place to monitor and control their use.

Interest Rate Risk

We have a market risk exposure to changes in interest rates, principally in the U.S. Our outstanding total debt, excluding the Revolving Facility balance, finance leases and debt issuance costs and discounts, of $11.5 billion includes 83% fixed-rate debt and 17% variable-rate debt. We have attempted to minimize the interest rate risk from variable-rate debt through the use of interest rate swaps that, as of December 31, 2025, result in a fixed interest rate on $1.5 billion of our variable-rate debt. As a result, approximately 96% of this $11.5 billion of outstanding debt at December 31, 2025, is effectively fixed-rate debt. See Note 11 for details on our outstanding debt and Note 13 for details related to interest rate swaps.

At December 31, 2025, a hypothetical 100 basis-point increase in short-term interest rates would result, over the following twelve-month period after consideration of the aforementioned interest rate swaps through maturity, in an increase of approximately $4 million in Interest expense, net within our Consolidated Statement of Income. These estimated amounts are based upon the current level of variable-rate debt that has not been swapped, both through and after maturity of our existing interest rate swaps, to fixed and assume no changes in the volume or composition of that debt and exclude any impact from interest income related to cash and cash equivalents.

The fair value of our cumulative fixed-rate debt of $9.5 billion as of December 31, 2025, would decrease approximately $375 million as a result of the same hypothetical 100 basis-point increase. At December 31, 2025, a hypothetical 100 basis-point decrease in short-term interest rates would decrease the net liability associated with the fair value of our interest rate swaps by approximately $31 million. Fair value was determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the durations.

Foreign Currency Exchange Rate Risk

Changes in foreign currency exchange rates impact the translation of our reported foreign currency denominated earnings, cash flows and net investments in foreign operations and the fair value of our foreign currency denominated financial instruments. Historically, we have chosen not to hedge foreign currency risks related to our foreign currency denominated earnings and cash flows through the use of financial instruments. We attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany receivables and payables. At times, we utilize forward contracts and cross-currency swaps to reduce our exposure related to these intercompany receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is minimized.

The Company's foreign currency net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $1.0 billion as of December 31, 2025. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the Americas. For the fiscal year ended December 31, 2025, Operating Profit would have decreased approximately $150 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. This estimated reduction assumes no changes in sales volumes, local currency sales or input prices.

Commodity Price Risk

We are subject to volatility in food costs at our Company-operated restaurants as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

Form 10-K


Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL INFORMATION

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above-listed financial statements or notes thereto.

Form 10-K

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Yum! Brands, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yum! Brands, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and shareholders' deficit for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Form 10-K

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of unrecognized tax benefits

As discussed in Note 18 to the consolidated financial statements, the Company has recorded unrecognized tax benefits, excluding associated interest, of $115 million. Tax laws are complex and often subject to different interpretations by tax payers and the respective tax authorities.

We identified the evaluation of the Company's unrecognized tax benefits as a critical audit matter. Subjective and complex auditor judgment was required to evaluate tax law and regulations, court rulings and audit settlements in the related taxing jurisdictions to determine the population of significant uncertain tax positions identified by the Company arising from tax planning strategies.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process for identification of uncertain tax positions. This included controls related to (1) identifying tax planning strategies that create significant uncertain tax positions, (2) evaluating interpretations of tax laws and court rulings, and (3) assessing which tax positions may not be sustained upon examination by a taxing authority. We involved tax professionals with specialized skills and knowledge who assisted in:

- Obtaining an understanding of the Company's tax planning strategies;
- Identifying tax positions created by tax planning strategies and comparing the results to the Company's identification of uncertain tax positions;
- Evaluating the Company's interpretation of tax laws and court rulings by developing an independent assessment; and
- Performing an independent assessment to identify tax positions that may not be sustained upon examination by the respective tax authority and comparing the results to the Company's assessment.

/s/ KPMG LLP
We have served as the Company's auditor since 1997.

Louisville, Kentucky
February 20, 2026

Consolidated Statements of Income

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2025, 2024 and 2023

(in millions, except per share data)	2025	2024	2023
Revenues			
Company sales	$ 2,945	$ 2,552	$ 2,142
Franchise and property revenues	3,473	3,295	3,247
Franchise contributions for advertising and other services	1,796	1,702	1,687
Total revenues	8,214	7,549	7,076
Costs and Expenses, Net			
Company restaurant expenses	2,483	2,120	1,774
General and administrative expenses	1,262	1,181	1,193
Franchise and property expenses	140	134	123
Franchise advertising and other services expense	1,799	1,711	1,683
Refranchising (gain) loss	(48)	(34)	(29)
Other (income) expense	2	34	14
Total costs and expenses, net	5,639	5,146	4,758
Operating Profit	2,574	2,403	2,318
Investment (income) expense, net	(1)	21	(7)
Other pension (income) expense	(2)	(7)	(6)
Interest expense, net	501	489	513
Income before income taxes	2,077	1,900	1,818
Income tax provision	518	414	221
Net Income	**$ 1,559**	**$ 1,486**	**$ 1,597**
Basic Earnings Per Common Share	**$ 5.59**	**$ 5.28**	**$ 5.68**
Diluted Earnings Per Common Share	**$ 5.55**	**$ 5.22**	**$ 5.59**
Dividends Declared Per Common Share	**$ 2.84**	**$ 2.68**	**$ 2.42**

See accompanying Notes to Consolidated Financial Statements.

Form 10-K



Consolidated Statements of Comprehensive Income

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2025, 2024 and 2023

(in millions)	2025	2024	2023
Net Income	$ 1,559	$ 1,486	$ 1,597
Other comprehensive income (loss), net of tax:			
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature			
Adjustments and gains (losses) arising during the year	77	(37)	18
Reclassifications of adjustments and (gains) losses into Net Income	–	–	71
	77	(37)	89
Tax (expense) benefit	–	–	–
	77	(37)	89
Changes in pension and post-retirement benefits			
Unrealized gains (losses) arising during the year	9	(54)	(12)
Reclassification of (gains) losses into Net Income	5	2	1
	14	(52)	(11)
Tax (expense) benefit	(3)	13	1
	11	(39)	(10)
Changes in derivative instruments			
Unrealized gains (losses) arising during the year	8	14	14
Reclassification of (gains) losses into Net Income	(17)	(33)	(30)
	(9)	(19)	(16)
Tax (expense) benefit	2	5	4
	(7)	(14)	(12)
Other comprehensive income (loss), net of tax	81	(90)	67
Comprehensive Income	**$ 1,640**	**$ 1,396**	**$ 1,664**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2025, 2024 and 2023

(in millions)	2025	2024	2023
Cash Flows – Operating Activities			
Net Income	$ 1,559	$ 1,486	$ 1,597
Depreciation and amortization	206	175	153
Impairment and closure expense	22	12	13
Refranchising (gain) loss	(48)	(34)	(29)
Investment (income) expense, net	(1)	21	(7)
Deferred income taxes	107	(30)	(290)
Share-based compensation expense	70	69	95
Changes in accounts and notes receivable	(45)	(53)	(89)
Changes in prepaid expenses and other current assets	(18)	(12)	(15)
Changes in accounts payable and other current liabilities	94	8	(30)
Changes in income taxes payable	(48)	(29)	43
Other, net	112	76	162
Net Cash Provided by Operating Activities	**2,010**	**1,689**	**1,603**
Cash Flows – Investing Activities			
Capital spending	(371)	(257)	(285)
Proceeds from sale of Devyani Investment	–	104	–
Proceeds from sale of KFC Russia	–	–	121
Acquisitions of franchise restaurants	(782)	(208)	–
Proceeds from refranchising of restaurants	78	49	60
Maturities (purchases) of Short term investments, net	91	(91)	–
Other, net	(19)	(19)	(3)
Net Cash Used in Investing Activities	**(1,003)**	**(422)**	**(107)**
Cash Flows – Financing Activities			
Proceeds from long-term debt	1,493	237	–
Repayments of long-term debt	(966)	(479)	(397)
Revolving credit facilities, three months or less, net	(50)	345	(279)
Short-term borrowings, by original maturity			
More than three months – proceeds	89	–	–
More than three months – payments	(86)	–	–
Three months or less, net	–	–	–
Repurchase shares of Common Stock	(552)	(441)	(50)
Dividends paid on Common Stock	(789)	(752)	(678)
Other, net	(63)	(73)	(25)
Net Cash Used in Financing Activities	**(924)**	**(1,163)**	**(1,429)**
Effect of Exchange Rate on Cash and Cash Equivalents	**32**	**(21)**	**10**
Net Increase in Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents	**116**	**83**	**77**
Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents – Beginning of Year	**807**	**724**	**647**
Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents – End of Year	**$ 923**	**$ 807**	**$ 724**

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Balance Sheets

Yum! Brands, Inc. and Subsidiaries
December 31, 2025 and 2024

(in millions)	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 709	$ 616
Accounts and notes receivable, net	841	775
Prepaid expenses and other current assets	490	480
Total Current Assets	2,040	1,871
Property, plant and equipment, net	1,605	1,304
Goodwill	969	736
Intangible assets, net	909	416
Other assets	1,708	1,329
Deferred income taxes	965	1,071
Total Assets	**$ 8,197**	**$ 6,727**
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable and other current liabilities	$ 1,433	$ 1,211
Income taxes payable	46	31
Short-term borrowings	38	27
Total Current Liabilities	1,516	1,269
Long-term debt	11,872	11,306
Other liabilities and deferred credits	2,133	1,800
Total Liabilities	15,521	14,375
Shareholders' Deficit		
Common Stock, no par value, 750 shares authorized; 277 shares and 279 shares issued in 2025 and 2024, respectively	–	–
Accumulated deficit	(7,014)	(7,256)
Accumulated other comprehensive loss	(311)	(392)
Total Shareholders' Deficit	(7,325)	(7,648)
Total Liabilities and Shareholders' Deficit	**$ 8,197**	**$ 6,727**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Deficit

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2025, 2024 and 2023

(in millions)	Issued Common Stock Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Deficit
Balance at December 31, 2022	**280**	**$ –**	**$ (8,507)**	**$ (369)**	**$ (8,876)**
Net Income			1,597		1,597
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				18	18
Reclassification of translation adjustments into income				71	71
Pension and post-retirement benefit plans (net of tax impact of $1 million)				(10)	(10)
Net loss on derivative instruments (net of tax impact of $4 million)				(12)	(12)
Comprehensive Income					1,664
Dividends declared			(680)		(680)
Repurchase of shares of Common Stock	–	(24)	(26)		(50)
Employee share-based award exercises	1	(24)			(24)
Share-based compensation events		108			108
Balance at December 31, 2023	**281**	**$ 60**	**$ (7,616)**	**$ (302)**	**$ (7,858)**
Net Income			1,486		1,486
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				(37)	(37)
Pension and post-retirement benefit plans (net of tax impact of $13 million)				(39)	(39)
Net loss on derivative instruments (net of tax impact of $5 million)				(14)	(14)
Comprehensive Income					1,396
Dividends declared			(756)		(756)
Repurchase of shares of Common Stock[1]	(3)	(73)	(370)		(443)
Employee share-based award exercises	1	(70)			(70)
Share-based compensation events		83			83
Balance at December 31, 2024	**279**	**$ –**	**$ (7,256)**	**$ (392)**	**$ (7,648)**
Net Income			1,559		$ 1,559
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				77	77
Pension and post-retirement benefit plans (net of tax impact of $3 million)				11	11
Net loss on derivative instruments (net of tax impact of $2 million)				(7)	(7)
Comprehensive Income					1,640
Dividends declared			(791)		(791)
Repurchase of shares of Common Stock[1]	(4)	(31)	(523)		(554)
Employee share-based award exercises	1	(46)	(3)		(49)
Share-based compensation events		77			77
Balance at December 31, 2025	**277**	**$ –**	**$ (7,014)**	**$ (311)**	**$ (7,325)**

[1] Includes excise tax on share repurchases.

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Tabular amounts in millions, except share data)

Note 1 – Description of Business

Yum! Brands, Inc. and its Subsidiaries (collectively referred to herein as the "Company," "YUM," "we," "us" or "our") franchise or operate a system of over 63,000 restaurants in 155 countries and territories primarily under the concepts of KFC, Taco Bell, Pizza Hut and the Habit Burger & Grill (collectively, the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-inspired and pizza categories. The Habit Burger & Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. At December 31, 2025, 97% of our restaurants were owned and operated by franchisees.

Through our widely-recognized Concepts, we develop, operate or franchise a system of both traditional and non-traditional restaurants. The terms "franchise" or "franchisee" within these Consolidated Financial Statements are meant to describe third parties that operate units under either franchise or license agreements. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru service. Non-traditional units include express units which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate or franchise multibrand units, where two or more of our Concepts are operated in a single unit.

As of December 31, 2025, YUM consisted of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger & Grill Division which includes our worldwide operations of the Habit Burger & Grill concept

Note 2 – Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

In the first quarter of 2025, the Company prospectively changed its basis of presentation to round financial figures in the Financial Statements and as presented in the tabular presentations in these Notes to the nearest whole number in millions in all instances. As a result, some totals and percentages may not recompute based on rounded figures as presented within the Financial Statements and these Notes. Previously, amounts were presented to ensure that all numbers herein recomputed, resulting in the presentation of certain figures inconsistent with their underlying rounding.

Principles of Consolidation and Basis of Preparation. Intercompany accounts and transactions have been eliminated in consolidation. We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider for consolidation an entity, in which we have certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity ("VIE"), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

Our most significant variable interests are in certain entities that operate restaurants under our Concepts' franchise arrangements. We do not have a significant equity interest in any of our franchisee businesses. Additionally, we do not typically provide significant financial support such as loans or guarantees to our franchisees. Thus, our most significant variable interests in franchisees result from real estate lease arrangements to which we are a party. At the end of 2025, YUM has future lease payments due from certain franchisees, on a nominal basis, of approximately $525 million, and we are secondarily liable on certain other lease agreements that have been assigned to certain franchisees (see the Lease Guarantees section in Note 20). As our franchise arrangements provide our franchisee entities the power to direct the activities that most significantly impact their economic performance, we do not consider ourselves the primary beneficiary of any such entity that might otherwise be considered a VIE.

We participate in various advertising cooperatives with our franchisees, typically within a country where we have both Company-owned restaurants and franchise restaurants, established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and our Concepts. Contributions to the advertising cooperatives are required of both Company-owned, if any, and franchise restaurants and are generally based on a percentage of restaurant sales. We maintain certain variable interests in these cooperatives. As the cooperatives are required to spend all funds collected on advertising and promotional programs, total equity at risk is not sufficient to permit the cooperatives to finance their activities without additional subordinated financial support. Therefore, these cooperatives are VIEs. We consolidate certain of these cooperatives for which we are the primary beneficiary due to our voting rights.

Fiscal Year. YUM's fiscal year begins on January 1 and ends December 31 of each year, with each quarter comprised of three months. The majority of our U.S. subsidiaries and certain international subsidiaries operate on a weekly periodic calendar where the first three quarters of each fiscal year consists of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. Our remaining international subsidiaries operate on a monthly calendar similar to that on which YUM operates.

Fiscal year 2024 included 53 weeks for our U.S. businesses and for our international subsidiaries that reported on a period calendar. See Note 5.

Foreign Currency. The functional currency of our foreign entities is the currency of the primary economic environment in which the entity operates. Functional currency determinations are made based upon a number of economic factors, including but not limited to cash flows and financing transactions. The operations, assets and liabilities of our entities outside the U.S. are initially measured using the functional currency of that entity. Income and expense accounts for our operations of these foreign entities are then translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities of these foreign entities are then translated into U.S. dollars at exchange rates in effect at each period-end balance sheet date. As of December 31, 2025, net cumulative translation adjustment losses of $161 million are recorded in Accumulated other comprehensive income ("AOCI") in the Consolidated Balance Sheet.

The majority of our foreign currency net asset exposure is in countries where we have Company-owned restaurants. As we manage and share resources at the individual brand level within a country, cumulative translation adjustments are recorded and tracked at the foreign-entity level that represents the operations of our individual brands within that country. Translation adjustments recorded in AOCI are subsequently recognized as income or expense generally only upon sale of the related investment in a foreign entity, or upon a sale of assets and liabilities within a foreign entity that represents a complete or substantially complete liquidation of that foreign entity. For purposes of determining whether a sale or complete or substantially complete liquidation of an investment in a foreign entity has occurred, we consider those same foreign entities for which we record and track cumulative translation adjustments.

Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statements of Income.

Reclassifications. We have reclassified certain items in the Consolidated Financial Statements for prior periods to be comparable with the classification for the fiscal year ended December 31, 2025. These reclassifications had no effect on previously reported Net Income.

Revenue Recognition. Below is a discussion of how our revenues are earned, our accounting policies pertaining to revenue recognition under Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("Topic 606") and other required disclosures.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue transaction and collected from a customer are excluded from revenue.

Form 10-K

Company Sales

Revenues from the sale of food items by Company-owned restaurants are recognized as Company sales when a customer purchases the food, which is when our obligation to perform is satisfied.

Franchise and Property Revenues

Franchise Revenues

Our most significant source of revenues arises from the operation of our Concepts' stores by our franchisees. Franchise rights may be granted through a store-level franchise agreement or through a master franchise agreement that set out the terms of our arrangement with the franchisee. Our franchise agreements require that the franchisee remit continuing fees to us as a percentage of the applicable restaurant's sales in exchange for the license of the intellectual property associated with our Concepts' brands (the "franchise right"). Our franchise agreements also typically require certain, less significant, upfront franchise fees such as initial fees paid upon opening of a store, fees paid to renew the term of the franchise right and fees paid in the event the franchise agreement is transferred to another franchisee.

Continuing fees represent the substantial majority of the consideration we receive under our franchise agreements. Continuing fees are typically billed and paid monthly and are usually 4% - 6% for store-level franchise agreements. Master franchise agreements allow master franchisees to operate restaurants as well as sub-franchise restaurants within certain geographic territories. The percentage of sales that we receive for restaurants owned or sub-franchised by our master franchisees as a continuing fee is typically less than the percentage we receive for restaurants operating under a store-level franchise agreement. Based on the application of the sales-based royalty exception within Topic 606 continuing fees are recognized as the related restaurant sales occur.

Upfront franchise fees are typically billed and paid when a new franchise or sub-franchise agreement becomes effective or when an existing agreement is transferred to another franchisee or sub-franchisee. We have determined that the services we provide in exchange for upfront franchise fees, which primarily relate to pre-opening support, are highly interrelated with the franchise right and are not individually distinct from the ongoing services we provide to our franchisees. As a result, upfront franchise fees are recognized as revenue over the term of each respective franchise or sub-franchise agreement. Revenues for these upfront franchise fees are recognized on a straight-line basis, which is consistent with the franchisee's or sub-franchisee's right to use and benefit from the intellectual property.

Additionally, from time-to-time we provide consideration to franchisees in the form of cash (e.g. cash payments to offset new build costs) or other incentives (e.g. free or subsidized equipment) with the intent to drive new unit development or same-store sales growth that will result in higher future revenues for the Company. Such payments are capitalized and presented within Prepaid expense and other current assets or Other assets. These assets are being amortized as a reduction in Franchise and property revenues over the period of expected cash flows from the franchise agreements to which the payment relates and are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of these incentive assets may not be recoverable.

Property Revenues

From time to time, we enter into rental agreements with franchisees for the lease or sublease of restaurant locations. These rental agreements typically originate from refranchising transactions and revenues related to the agreements are recognized as they are earned. Amounts owed under the rental agreements are typically billed and paid on a monthly basis. Related expenses are presented as Franchise and property expenses within our Consolidated Statements of Income and primarily include depreciation or, in the case of a sublease, rent expense.

Franchise Contributions for Advertising and Other Services

Advertising Cooperatives

We have determined we act as a principal in the transactions entered into by the advertising cooperatives we are required to consolidate based on our responsibility to define the nature of the goods or services provided and/or our commitment to pay for advertising services in advance of the related franchisee contributions. Additionally, we have determined the advertising services provided to franchisees are highly interrelated with the franchise right and therefore not distinct. Franchisees remit to these consolidated advertising cooperatives a percentage of restaurant sales as consideration for providing the advertising services. As a result, revenues for advertising services are recognized when the related franchise restaurant sales occur based on the application of the sales-based royalty exception within Topic 606. Revenues for these services are typically billed and received on a monthly basis.

Other Goods or Services

On a much more limited basis, we provide goods or services to certain franchisees that are individually distinct from the franchise right because they do not require integration with other goods or services we provide. Such arrangements typically relate to technology, supply chain and quality assurance services. The extent to which we provide such goods or services varies by brand, geographic region and, in some instances, franchisee. In instances where we rely on third parties to provide goods or services to franchisees at our direction, we have determined we act as a principal in these transactions and recognize related revenues as the goods or services are transferred to the franchisee.

Franchise Support Costs. Certain direct costs of our franchise operations are charged to Franchise and property expenses. These costs include provisions for estimated uncollectible upfront and continuing fees, rent or depreciation expense associated with restaurants we lease or sublease to franchisees, marketing funding on behalf of franchisees, amortization expense for franchise-related intangible assets, value added taxes on royalties and certain other direct incremental franchise support costs.

The costs we incur to provide support services to our franchisees for which we do not receive a reimbursement are charged to General and administrative expenses ("G&A") as incurred. Expenses related to the provisioning of goods or services for which we receive reimbursement for all or substantially all of the expense amount from a franchisee are recorded in Franchise advertising and other services expense (the associated revenue is recorded within Franchise contributions for advertising and other services as described above). The majority of these reimbursed expenses relate to advertising and are incurred on behalf of franchisees by the advertising cooperatives we are required to consolidate. These expenses are accounted for as described in the Advertising Costs policy below. For such expenses that do not relate to advertising the expenses are recognized as incurred.

Advertising Costs. To the extent we participate in advertising cooperatives, we, like our participating franchisees, are required to make contributions. Our contributions are based on a percentage of sales of our participating Company restaurants. These contributions as well as direct marketing costs we may incur outside of a cooperative related to Company restaurants are recorded within Company restaurant expenses. Advertising expense included in Company restaurant expenses totaled $134 million, $112 million and $81 million in 2025, 2024 and 2023, respectively.

To the extent we consolidate advertising cooperatives, we incur advertising expense as a result of our obligation to spend franchisee contributions to those cooperatives (see above for our accounting for these contributions). Such advertising expense is recorded in Franchise advertising and other services expense and totaled $1,335 million, $1,277 million and $1,293 million in 2025, 2024 and 2023, respectively. At the end of each fiscal year additional advertising costs are accrued to the extent advertising revenues exceed the related advertising expense to date, as we are obligated to expend such amounts on advertising.

From time to time, we may make the decision to incur discretionary advertising expenditures on behalf of franchised restaurants. Such amounts are recorded within Franchise and property expenses and totaled $12 million, $12 million and $13 million in 2025, 2024 and 2023, respectively.

To the extent the advertising cooperatives we are required to consolidate are unable to collect amounts due from franchisees they incur bad debt expense. In 2025, 2024 and 2023, such amounts totaled $11 million, $15 million and $3 million, respectively. To the extent our consolidated advertising cooperatives have a provision or recovery for bad debt expense, the cooperative's advertising spend obligation is adjusted such that there is no net impact within our Financial Statements.

Share-Based Employee Compensation. We recognize ongoing share-based payments to employees, including grants of stock appreciation rights ("SARs") and restricted stock units ("RSUs"), in the Consolidated Financial Statements as compensation cost over the service period based on their fair value on the date of grant. This compensation cost is recognized over the service period on a straight-line basis, net of an assumed forfeiture rate, for awards that actually vest. Forfeiture rates are estimated at grant date based on historical experience and compensation cost is adjusted in subsequent periods for differences in actual forfeitures from the previous estimates. We present this compensation cost consistent with the other

Form 10-K

compensation costs for the employee recipient in G&A, Franchise advertising and other services expense or Company restaurant expenses. See Note 16 for further discussion of our share-based compensation plans.

Legal Costs. Settlement costs are accrued when they are deemed probable and reasonably estimable. Anticipated legal fees related to self-insured workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively, "property and casualty losses") are accrued when deemed probable and reasonably estimable. Legal fees not related to self-insured property and casualty losses are recognized as incurred. See Note 20 for further discussion of our legal proceedings.

Impairment or Disposal of Long-Lived Assets. Long-lived assets, including Property, plant and equipment ("PP&E") as well as right-of-use operating lease assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For purposes of impairment testing for our restaurants, we have concluded that an individual restaurant is the lowest level of independent cash flows unless it is more likely than not that we will refranchise restaurants as a group. We review our long-lived assets of such individual restaurants (primarily PP&E, right-of-use operating lease assets and allocated intangible assets subject to amortization) that we intend to continue operating as Company restaurants annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our annual impairment testing of these restaurant assets. We evaluate the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows, which are based on our entity-specific assumptions, to the carrying value of such assets. For restaurant assets that are not deemed to be recoverable, we write-down an impaired restaurant to its estimated fair value, which becomes its new cost basis. Individual restaurant-level impairment is recorded within Other (income) expense. Any operating lease right-of-use asset may alternatively be valued at the amount we could receive for such right-of-use asset from a third-party that is not a franchisee through a sublease if doing so would result in less overall impairment of the restaurant assets in total.

In executing our refranchising initiatives, we most often offer groups of restaurants for sale. When we believe it is more likely than not a restaurant or groups of restaurants will be refranchised for a price less than their carrying value, but do not believe the restaurant(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. We evaluate the recoverability of these restaurant assets by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the restaurant or group of restaurants. For restaurant assets that are not deemed to be recoverable, we recognize impairment for any excess of carrying value over the fair value of the restaurants, which is based on the expected net sales proceeds. To the extent ongoing agreements to be entered into with the franchisee simultaneous with the refranchising are expected to contain terms, such as royalty rates or rental payments, not at prevailing market rates, we consider the off-market terms in our impairment evaluation. We recognize any such impairment charges in Refranchising (gain) loss. We recognize gains on restaurant refranchisings when the sale transaction closes and control of the restaurant operations have transferred to the franchisee.

When we decide to close a restaurant, it is reviewed for impairment, which includes an estimate of sublease income that could be reasonably obtained, if any, in relation to the right-of-use operating lease asset. Additionally, depreciable lives are adjusted based on the expected disposal date. Other costs incurred when closing a restaurant such as costs of disposing of the assets as well as other facility-related expenses from previously closed stores are generally expensed as incurred. Any costs related to a store closure as well as any changes in estimates of sublease income or subsequent adjustments to liabilities for remaining lease obligations as a result of lease termination are recorded in Other (income) expense. To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in Other (income) expense.

Management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Guarantees. We recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken, in addition to a liability for the expected credit losses under the life of such guarantees.

The majority of our guarantees are issued as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. We recognize a liability for such lease guarantees upon

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refranchising and upon subsequent renewals of such leases when we remain secondarily liable. The related expense and any subsequent changes are included in Refranchising (gain) loss. Any expense and subsequent changes in the guarantee liability for other franchise support guarantees not associated with a refranchising transaction are included in Franchise and property expenses.

Income Taxes. We record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences or carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in our Income tax provision in the period that includes the enactment date. Additionally, in determining the need for recording a valuation allowance against the carrying amount of deferred tax assets, we consider the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends and events or transactions that are expected to affect future levels of taxable income. Where we determine that it is more likely than not that all or a portion of an asset will not be realized, we record a valuation allowance.

We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement with the taxing authorities. We evaluate these amounts on a quarterly basis to ensure that they have been appropriately adjusted for audit settlements and other events we believe may impact the outcome. Changes in judgment that result in subsequent recognition, derecognition or a change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs. We recognize accrued interest and penalties related to unrecognized tax benefits as components of our income tax provision.

We do not record a deferred tax liability for unremitted earnings of our foreign subsidiaries to the extent that the earnings meet the indefinite reversal criteria. This criteria is met if the foreign subsidiary has invested, or will invest, the earnings indefinitely. The decision as to the amount of unremitted earnings that we intend to maintain in non-U.S. subsidiaries considers items including, but not limited to, forecasts and budgets of financial needs of cash for working capital, liquidity plans and expected cash requirements in the U.S.

See Note 18 for a further discussion of our income taxes.

Fair Value Measurements. Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1   Inputs based upon quoted prices in active markets for identical assets.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

Level 3   Inputs that are unobservable for the asset.

Cash and Cash Equivalents. Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months), including short-term, highly liquid debt securities. Cash and overdraft balances that meet the criteria for right of setoff, including balances related to our notional pooling arrangements, are presented net on our Consolidated Balance Sheets and Statements of Cash Flows.

Receivables. The Company's receivables are primarily generated based on our franchisees' sales, including contributions due to advertising cooperatives we consolidate. These receivables from franchisees are generally due within 30 days of the period in which the corresponding sales occur and are classified as Accounts and notes receivable, net on our Consolidated Balance Sheet and are presented net of expected credit losses. Expected credit losses for uncollectible franchisee receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions we consider include pre-defined aging criteria as well as specified events that indicate we may not collect the balance due, including foreign currency control restrictions that may exist. Reasonable and supportable forecasts used in determining the probability of future collection may also consider publicly available data regarding default probability. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is dependent upon future economic events and other conditions that may be beyond our control. Receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts.

We recorded $27 million, $28 million and $4 million of net bad debt expense in 2025, 2024 and 2023, respectively, within Franchise and property expenses related to continuing fees, upfront fees and rent receivables from our franchisees.

Accounts and notes receivable as well as the Allowance for doubtful accounts, including balances attributable to our consolidated advertising cooperatives, as of December 31, 2025 and 2024, respectively, are as follows:

	2025	2024
Accounts and notes receivable	$ 901	$ 849
Allowance for doubtful accounts	(60)	(74)
Accounts and notes receivable, net	$ 841	$ 775

Our financing receivables primarily consist of notes receivables and direct financing leases with franchisees which we enter into from time-to-time. As these receivables primarily relate to our ongoing business agreements with franchisees, we consider such receivables to have similar risk characteristics and evaluate them as one collective portfolio segment and class for determining the allowance for doubtful accounts. Balances of notes receivable and direct financing leases due within one year are included in Accounts and notes receivable, net while amounts due beyond one year are included in Other assets. Amounts included in Other assets totaled $53 million (net of an allowance of less than $10 million) and $56 million (net of an allowance of less than $1 million) at December 31, 2025 and December 31, 2024, respectively. Financing receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. Interest income recorded on financing receivables has historically been insignificant.

Property, Plant and Equipment. PP&E is carried net of accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and leasehold improvements and 3 to 20 years for machinery and equipment. We suspend depreciation and amortization on assets that are held for sale.

Leases and Leasehold Improvements. We lease land, buildings or both for certain of our Company-operated restaurants and restaurant support centers worldwide. Rent expense for leased Company-operated restaurants is presented in our Consolidated Statements of Income within Company restaurant expenses and rent expense for restaurant support centers is presented within G&A. The length of our lease terms, which vary by country and often include renewal options, are an important factor in determining the appropriate accounting for leases including the initial classification of the lease as finance or operating as well as the timing of recognition of rent expense over the duration of the lease. We include renewal option periods in determining the term of our leases when failure to renew the lease would impose a penalty on the Company in such an amount that a renewal appears to be reasonably certain at the commencement of the lease. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements that might be impaired if we choose not to continue the use of the leased property. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease. We expense rent associated with leased land or buildings while a restaurant is being constructed whether rent is paid or we are subject to a rent holiday. Our leasing activity for other assets, including equipment, is not significant.

Right-of-use assets and liabilities are recognized upon lease commencement for operating and finance leases based on the present value of lease payments over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Subsequent reductions in the right-of-use asset and accretion of the lease liability for an operating lease are recognized as a single lease cost, on a straight-line basis, over the lease term. For finance leases, the right-of-use asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. As the discount rate implicit in most of our leases is not readily determinable, we use our group incremental secured borrowing rate based on the information available at commencement date, including the lease term and currency, in determining the present value of lease payments for both operating and finance leases. Leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheet; we recognize rent expense for these leases on a straight-line basis over the lease term.

Right-of-use assets are assessed for impairment in accordance with our long-lived asset impairment policy, which is performed annually for restaurant-level assets or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We reassess lease classification and remeasure right-of-use assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment. The difference between operating lease single lease cost recognized in our Consolidated Statements of Income and cash payments for operating leases is recognized within Other, net within Net Cash Provided by Operating Activities in our Consolidated Statements of Cash Flows.

In certain instances, we lease or sublease certain restaurants to franchisees. Our lessor and sublease portfolio primarily consists of stores that have been leased to franchisees subsequent to refranchising transactions. Our most significant leases with lease and non-lease components are leases with our franchisees that include both the right to use a restaurant as well as a license of the intellectual property associated with our Concepts' brands. For these leases, which are primarily classified as operating leases, we account for the lease and non-lease components separately. Revenues from rental agreements with franchisees are presented within Franchise and property revenues in our Consolidated Statements of Income and related expenses (e.g. depreciation and rent expense) are presented within Franchise and property expenses.

Goodwill and Intangible Assets. From time-to-time, the Company acquires restaurants from one of our Concept's franchisees or acquires another business. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our business units (which are aligned based on geography) in our KFC, Taco Bell, Pizza Hut and Habit Burger & Grill Divisions.

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairment might exist. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill. We may elect to perform a qualitative assessment for our reporting units to determine whether it is more likely than not that the fair value of the reporting unit is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit's fair value is compared to its carrying value. An impairment charge to goodwill is recognized based on the excess of a reporting unit's carrying amount over its fair value.

If we record goodwill upon acquisition of a restaurant(s) from a franchisee and such restaurant(s) is then sold within two years of acquisition, the goodwill associated with the acquired restaurant(s) is written off in its entirety. When we refranchise restaurants, or if a previously acquired restaurant is refranchised two years or more subsequent to its acquisition, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained.

We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Intangible assets that are deemed to have a finite life are amortized on a straight-line basis to their residual value.

We evaluate our indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter. We may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying value, then the asset's fair value is compared to its carrying value. An impairment charge is recognized based on the excess of an indefinite-lived intangible asset's carrying amount over its fair value.

Form 10-K

Our finite-lived intangible assets, including capitalized software, that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed not recoverable on an undiscounted basis is written down to its estimated fair value. Once these assets are fully amortized and it is determined that we are no longer deriving economic benefit from ownership of the asset, the cost basis and accumulated amortization are written off.

Capitalized Software. We state capitalized software at cost less accumulated amortization within Intangible assets, net on our Consolidated Balance Sheets. Software development costs primarily include costs to develop software to be used to meet internal needs and costs to develop cloud-based solutions used to deliver our software services for use in our Company restaurants or by our franchisees. We capitalize development costs related to software developed for our internal needs and such cloud-based solutions once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. We calculate amortization on a straight line basis over the estimated useful life of the software which generally ranges from 3 to 5 years upon initial capitalization. Customer facing software is typically amortized over a useful life at the shorter end of this range, while back office and corporate systems may have a longer useful life.

Derivative Financial Instruments. We use derivative instruments primarily to hedge interest rate and foreign currency risks, and to reduce our exposure to market-driven charges in certain of the liabilities associated with employee compensation deferrals into our Executive Income Deferral ("EID") Plan. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We record all derivative instruments on our Consolidated Balance Sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge, gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 31, 2025 and December 31, 2024, all of the counterparties to our derivative instruments had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

Common Stock Share Repurchases. From time-to-time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases, or other deductions to Common Stock such as shares cancelled upon employee share-based award exercises, upon the trade date against Common Stock on our Consolidated Balance Sheet except when to do so would result in a negative balance in such Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases or other deductions to Common Stock as an addition to Accumulated deficit. Due to the large number of share repurchases of our stock in certain years, our Common Stock balance can be zero at the end of any period. Accordingly, $519 million, $368 million and $26 million in share repurchases in 2025, 2024 and 2023, respectively, were recorded as an addition to Accumulated deficit. Additionally, we recorded $4 million and $2 million of excise tax related to share repurchases in 2025 and 2024, respectively, as additions to Accumulated deficit. See Note 17 for additional information on our share repurchases.

Pension and Post-retirement Medical Benefits. We measure and recognize the overfunded or underfunded status of our pension and post-retirement plans as an asset or liability in our Consolidated Balance Sheet as of our fiscal year end. The funded status represents the difference between the projected benefit obligations ("PBOs") and the fair value of plan assets, which is calculated on a plan-by-plan basis. The PBO and related funded status are determined using assumptions as of the end of each year. The PBO is the present value of benefits earned to date by plan participants, including the effect of future salary increases, as applicable. The difference between the PBO and the fair value of plan assets that has not previously been recognized in our Consolidated Statement of Income is recorded as a component of AOCI.

The net periodic benefit costs associated with the Company's defined benefit pension and post-retirement medical plans are determined using assumptions regarding the PBO and, for funded plans, the market-related value of plan assets as of the beginning of each year, or remeasurement period if applicable. The service cost component of net periodic benefit costs is primarily recorded in G&A. Non-service cost components are recorded in Other pension (income) expense. We have elected to use a market-related value of plan assets to calculate the expected return on assets, net of administrative and investment fees paid from plan assets, in net periodic benefit costs. For each individual plan we amortize into pension expense the net amounts in AOCI, as adjusted for the difference between the fair value and market-related value of plan assets, to the extent that such amounts exceed 10% of the greater of a plan's PBO or market-related value of assets, over the remaining service period of active participants in the plan or, for plans with no active participants, over the expected average life expectancy of the inactive participants in the plan. The market-related value of plan assets is the fair value of plan assets as of the beginning of each year adjusted for variances between actual returns and expected returns. We attribute such variances to the market-related value of plan assets evenly over five years.

We record a curtailment when an event occurs that significantly reduces the expected years of future service or eliminates the accrual of defined benefits for the future services of a significant number of employees. We record a curtailment gain when the employees who are entitled to the benefits terminate their employment; we record a curtailment loss when it becomes probable a loss will occur. We recognize settlement gains or losses only when we have determined that the cost of all settlements in a year will exceed the sum of the service and interest costs within an individual plan.

Recent Accounting Pronouncements. In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which updates income tax disclosure requirements related to the income tax rate reconciliation and requires disclosure of income taxes paid by jurisdiction. We adopted this standard for the fiscal year ended December 31, 2025. See Note 18.

Note 3 – Restaurant Acquisitions

In 2025 and 2024, we completed restaurant acquisitions from franchisees as detailed below. In each transaction, the acquisition was accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price for each acquisition is based on management's analysis, which may include analysis performed by third party valuation specialists, as of the respective acquisition dates. In completing our purchase price allocations, we continue to obtain information to assist in determining the fair value of assets acquired and liabilities assumed and the classification of acquired leases during a one-year measurement period subsequent to the acquisition.

For all of these restaurant acquisitions, reacquired franchise rights are the primary intangible asset we recognize when acquiring restaurants from franchisees and were valued based on after-royalty cash flows expected to be earned by the acquired restaurants over the remaining term of their then-existing franchise agreements. The excess of the purchase price over the estimated fair value of the net, identifiable assets acquired was recorded as goodwill. The goodwill recognized represents expected benefits of the acquisition that do not qualify for recognition as intangible assets. This includes value arising from cash flows expected to be earned in years subsequent to the expiration of the terms of franchise agreements existing upon acquisition. The goodwill is expected to be partially deductible for income tax purposes and has been allocated to the respective reporting units.

The financial results of all acquired restaurants have been included in our Consolidated Financial Statements since the respective dates of the acquisitions, which individually and in the aggregate, did not significantly impact our results for the year ended December 31, 2025. Pro forma financial information for the periods prior to acquisition is not presented due to the immaterial impact of the restaurant acquisitions on our Consolidated Financial Statements for both the 2025 and 2024 reporting periods. The direct transaction costs associated with the acquisitions were expensed as incurred, including $7 million associated with the Taco Bell Southeast U.S. restaurant acquisition in 2025.

Taco Bell Southeast U.S. Restaurant Acquisition

During the fourth quarter of 2025, we completed the acquisition of 128 Taco Bell restaurants across the Southeast U.S. from a franchisee. The acquisition provides YUM with an opportunity to improve and accelerate Taco Bell profitability, expand strategic leadership within the Taco Bell system and unlock significant unit development in the region. The purchase price to be allocated for accounting purposes was $666 million, which consisted of cash in the amount of $667 million, offset by the settlement of a net liability of $1 million related to our preexisting contractual relationship with the franchisee.

Form 10-K

The components of the preliminary purchase price allocation upon the acquisition dates were as follows:

Total Current Assets	$ 2
Property, plant and equipment, net (including finance lease right-of-use assets of $71 million)	118
Reacquired franchise rights (included in Intangible assets, net)	428
Operating lease right-of-use assets (included in Other assets)	218
Total Identifiable Assets	765
Total Current Liabilities	(9)
Operating lease liabilities (included in Other liabilities and deferred credits)	(213)
Finance lease liabilities (included in Short-term borrowings and Long-term debt)	(69)
Total Liabilities Assumed	(291)
Total identifiable net assets	475
Goodwill	191
Purchase price to be allocated	$ 666

Reacquired franchise rights have an estimated weighted average useful life of 15 years.

KFC United Kingdom ("U.K") and Ireland Restaurant Acquisition

On April 29, 2024, we completed the acquisition of all of the issued shares of two franchisee entities that owned 216 KFC restaurants in the U.K. and Ireland. The acquisition created a significant opportunity to accelerate KFC's growth strategy in the large and growing U.K. and Ireland chicken market. The purchase price to be allocated for accounting purposes of $177 million consisted of cash, net of cash acquired, in the amount of $180 million, which included $174 million paid in 2024 and $6 million paid in 2025, offset by the settlement of a liability of $3 million related to our preexisting contractual relationship with the franchisee.

During the quarter ended June 30, 2025, we finalized our preliminary estimate of the fair value of net assets acquired and the purchase price to be allocated. The components of the final purchase price allocation, subsequent to the adjustments to the allocation in the quarter ended June 30, 2025, were as follows:

Total Current Assets	$ 2
Property, plant and equipment, net	99
Reacquired franchise rights (included in Intangible assets, net)	48
Operating lease right-of-use assets (included in Other assets)	124
Total Identifiable Assets	273
Total Current Liabilities	(30)
Operating lease liabilities (included in Other liabilities and deferred credits)	(115)
Other liabilities	(41)
Total Liabilities Assumed	(186)
Total identifiable net assets	87
Goodwill	90
Purchase price to be allocated	$ 177

The cumulative adjustments to the preliminary estimate of identifiable net assets acquired and consideration transferred (as recorded in the June 30, 2024 quarter of acquisition) resulted in a corresponding $14 million increase in estimated goodwill due to the following changes to the preliminary purchase price allocation.

	Increase (Decrease) in Goodwill
Increase in Property, plant and equipment, net	$ (11)
Increase in Reacquired franchise rights	(1)
Increase in Operating lease right-of-use assets	(15)
Increase in Total Current Liabilities	12
Increase in Operating lease liabilities	13
Increase in Other liabilities	10
Increase in consideration	6
Total increase in Goodwill	$ 14

Reacquired franchise rights have an estimated weighted average useful life of 5 years.

Other 2025 Restaurant Acquisitions

In addition to the acquisitions discussed above, we acquired 153 restaurants from franchisees in the year ended December 31, 2025, including 19 KFC, 16 Taco Bell and 118 Pizza Hut restaurants (the "Other restaurant acquisitions"). Total cash consideration paid in connection with these acquisitions was $116 million, net of cash acquired.

The primary assets recorded as a result of the preliminary purchase price allocations were operating lease right-of-use assets (and corresponding lease liabilities) of $54 million, reacquired franchise rights of $87 million and goodwill of $28 million. Reacquired franchise rights have estimated weighted average useful lives of 5 years for the KFCs, 17 years for the Taco Bells and 10 years for the Pizza Huts.

Note 4 – Earnings Per Common Share ("EPS")

	2025	2024	2023
Net Income	$ 1,559	$ 1,486	$ 1,597
Weighted-average common shares outstanding (for basic calculation)	279	282	281
Effect of dilutive share-based employee compensation	2	3	4
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	281	285	285
Basic EPS	$ 5.59	$ 5.28	$ 5.68
Diluted EPS	$ 5.55	$ 5.22	$ 5.59
Unexercised employee SARs, RSUs, PSUs and stock options (in millions) excluded from the diluted EPS computation[a]	1.3	1.7	1.7

(a) These unexercised employee SARs, RSUs, performance share units ("PSUs") and stock options were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 5 – Items Affecting Comparability of Net Income and Cash Flows

Extra Week in 2024

Fiscal year 2024 included 53 weeks for our U.S. businesses and for our international subsidiaries that reported on a period calendar. The 53rd week added $96 million to Total revenues, $36 million to Operating Profit and $25 million to Net Income in our Consolidated Statement of Income for the year ended December 31, 2024.

Pizza Hut Strategic Options Review

In 2025, we began a review of strategic options for the Pizza Hut brand. The objective of the review is to create value for YUM, Pizza Hut and its franchise partners by determining the optimal approach to best capitalize on Pizza Hut's structural advantages

Form 10-K

— strong brand equity, experienced franchise partners and meaningful scale — in the highly fragmented pizza market. We currently intend to complete this strategic options review in 2026, and there can be no assurance this review will result in any specific outcome or transaction. During the year ended December 31, 2025, we incurred charges of approximately $36 million, primarily in third-party advising costs associated with this strategic options review and wrote-off approximately $5 million of franchise incentive assets associated with rationalizing the Pizza Hut estate in preparation for a potential transaction. These charges were recorded to Corporate and unallocated General and administrative expenses and Unallocated franchise and property revenues, respectively.

Brand HQ Consolidation

During the year ended December 31, 2025, we recorded charges of approximately $27 million associated with our decision to designate two brand headquarters in the U.S., located in Plano, Texas and Irvine, California, to foster greater collaboration among brands and employees. This involved relocating the KFC U.S. corporate office to the KFC Global headquarters and requiring the majority of our U.S.-based remote employees to relocate to an appropriate headquarter office. These charges were comprised of $21 million recorded to Corporate and unallocated General and administrative expenses, primarily for severance for employees who chose not to relocate and consultant fees, and $6 million recorded to Unallocated Other (income) expense representing the write-off of the net book value of our YUM corporate headquarters in Louisville, Kentucky as a result of the donation of that headquarters subsequent to the relocation of the KFC U.S. corporate office relocation.

German Acquisition and Turkey Termination

On January 8, 2025, we terminated our franchise agreements with franchisee IS Gida A.S. (IS Gida), the owner and operator of KFC and Pizza Hut restaurants in Turkey and a subsidiary of IS Holding A.S. (IS Holding), after failure by IS Gida to meet our standards. As a result, 283 KFC restaurants and 254 Pizza Hut restaurants in Turkey were closed in the first quarter of 2025. The loss of royalties from the store closures did not have a material impact to KFC and Pizza Hut Divisional Operating Profit. We also re-acquired the master franchise rights in Germany for KFC and Pizza Hut from the owner of IS Holding in December 2024. As a result, we recorded charges of $37 million to Unallocated Other (income) expense, $18 million to Unallocated Franchise and property revenues and $6 million to Corporate and unallocated General and administrative expenses consisting primarily of transaction costs associated with the German acquisition and termination-related costs associated with the Turkey business in the year ended December 31, 2024. The amount of consideration paid related to the German acquisition was not significant.

We recorded a credit of $1 million and charges of $1 million and $9 million to Unallocated Other (income) expense, Unallocated Franchise and property revenues and Corporate and unallocated General and administrative expenses, respectively, during the year ended December 31, 2025, consisting primarily of transaction costs associated with re-acquiring the master franchise rights in Germany including severance.

Resource Optimization

During the third quarter of 2020, we initiated a resource optimization program that has allowed us to reallocate significant resources to accelerate our digital, technology and innovation capabilities to deliver a modern, world-class team member and customer experience and improve unit economics. We expanded the program in 2024 to identify further opportunities to optimize the company's spending and identify additional, critical areas in which to potentially reallocate resources, both with a goal to enable the acceleration of the Company's growth rate. Costs incurred to date related to the program primarily include severance associated with positions that have been eliminated or relocated and consultant fees.

As a result of this program, we recorded charges of $38 million, $79 million and $21 million in the years ended December 31, 2025, 2024 and 2023, respectively. These charges were primarily recorded to Corporate and unallocated General and administrative expenses.

Investment in Devyani

During the quarter ended March 31, 2024, we sold our approximate 5% minority investment in Devyani International Limited ("Devyani"), a franchise entity that operates KFC and Pizza Hut restaurants in India, for pre-tax proceeds of $104 million. Changes in the fair value of our ownership interest in Devyani prior to the date of sale resulted in pre-tax investment losses of $20 million in the year ended December 31, 2024 and pre-tax investment income of $8 million in the year ended December 31, 2023 (see Note 14).

Income Tax Matters

Our effective tax rates in the years ended 2025, 2024 and 2023 have been significantly impacted by upfront recognition of and subsequent adjustments to amounts associated with recently completed intra-entity transfers of intellectual property ("IP") rights.

As a result, our effective tax rates have fluctuated significantly and were 24.9%, 21.8% and 12.1% for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 18.

Note 6 – Revenue Recognition

Disaggregation of Total Revenues

The following tables disaggregate revenue by Concept, for our two most significant markets based on Operating Profit and for all other markets. We believe this disaggregation best reflects the extent to which the nature, amount, timing and uncertainty of our revenues and cash flows are impacted by economic factors.

	2025				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
U.S.					
Company sales	$ 106	$ 1,272	$ 33	$ 555	$ 1,966
Franchise revenues	189	960	263	8	1,421
Property revenues	13	36	4	3	56
Franchise contributions for advertising and other services	47	740	292	3	1,082
China					
Franchise revenues	274	–	69	–	343
Other					
Company sales	951	8	19	–	978
Franchise revenues	1,285	63	265	–	1,613
Property revenues	45	–	1	–	47
Franchise contributions for advertising and other services	632	14	68	–	714
	$ 3,542	$ 3,095	$ 1,013	$ 570	$ 8,220[a]

(a) *Does not include charges of $7 million to Unallocated franchise and property revenues primarily associated with our Pizza Hut Strategic Options Review during the year ended December 31, 2025. See Note 5.*

	2024				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
U.S.					
Company sales	$ 75	$ 1,154	$ 8	$ 588	$ 1,825
Franchise revenues	194	899	289	7	1,389
Property revenues	14	39	4	2	59
Franchise contributions for advertising and other services	45	697	315	3	1,060
China					
Franchise revenues	259	1	67	–	327
Other					
Company sales	726	1	–	–	727
Franchise revenues	1,172	58	261	–	1,491
Property revenues	46	–	1	–	47
Franchise contributions for advertising and other services	568	11	63	–	642
	$ 3,099	$ 2,860	$ 1,008	$ 600	$ 7,567[b]

(b) *Does not include charges of $18 million to Unallocated franchise and property revenues associated with the Turkey termination during the year ended December 31, 2024. See Note 5.*

	2023				
	KFC Division	**Taco Bell Division**	**Pizza Hut Division**	**Habit Burger & Grill Division**	**Total**
U.S.					
Company sales	$ 67	$ 1,069	$ 14	$ 575	$ 1,725
Franchise revenues	205	822	284	7	1,318
Property revenues	14	42	4	2	62
Franchise contributions for advertising and other services	36	645	318	2	1,001
China					
Franchise revenues	250	–	66	–	316
Other					
Company sales	417	–	–	–	417
Franchise revenues	1,178	54	266	–	1,498
Property revenues	51	–	2	–	53
Franchise contributions for advertising and other services	612	9	65	–	686
	$ 2,830	$ 2,641	$ 1,019	$ 586	$ 7,076

Contract Liabilities

Our contract liabilities are comprised of unamortized upfront fees received from franchisees and are presented within Accounts payable and other current liabilities and Other liabilities and deferred credits on our Consolidated Balance Sheet. A summary of significant changes to the contract liability balance during 2025 and 2024 is presented below.

	Deferred Franchise Fees
Balance at December 31, 2023	$ 444
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(82)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	85
Other[a]	(9)
Balance at December 31, 2024	$ 438
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(86)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	85
Other[b]	6
Balance at December 31, 2025	$ 443

(a) Primarily includes the settlement of a preexisting contractual relationship related to the KFC U.K. and Ireland restaurant acquisition (see Note 3) and the impact of foreign currency translation.

(b) Primarily includes the impact of foreign currency translation.

We expect to recognize contract liabilities as revenue over the remaining term of the associated franchise agreement as follows:

Less than 1 year	$ 76
1 - 2 years	68
2 - 3 years	60
3 - 4 years	52
4 - 5 years	45
Thereafter	142
Total	$ 443

We have applied the optional exemption, as provided for under Topic 606, which allows us to not disclose the transaction price allocated to unsatisfied performance obligations when the transaction price is a sales-based royalty.

Note 7 – Supplemental Cash Flow Data

	2025	2024	2023
Cash Paid For:			
Interest	$ 516	$ 510	$ 526
Income taxes[a]	405	494	432
Reconciliation of Cash and cash equivalents to Consolidated Statements of Cash Flows:			
Cash and cash equivalents as presented in Consolidated Balance Sheets	$ 709	$ 616	$ 512
Restricted cash included in Prepaid expenses and other current assets[b]	192	155	177
Restricted cash and restricted cash equivalents included in Other assets[c]	23	36	35
Cash, Cash Equivalents and Restricted Cash as presented in Consolidated Statements of Cash Flows	$ 923	$ 807	$ 724

(a) Cash paid for income taxes include withholding taxes paid on behalf of YUM by franchisees of $139 million, $138 million and $129 million during the years ended December 31, 2025, 2024 and 2023, respectively.

(b) Restricted cash within Prepaid expenses and other current assets reflects the cash related to advertising cooperatives which we consolidate that can only be used to settle obligations of the respective cooperatives and cash held in reserve for Taco Bell Securitization interest payments (see Note 11).

(c) Primarily trust accounts related to our self-insurance program.

Note 8 – Other (Income) Expense

	2025	2024	2023
Foreign exchange net (gain) loss	$ (5)	$ 6	$ 5
Impairment and closure expense	16	13	12
Other[a]	(9)	15	(3)
Other (income) expense	$ 2	$ 34	$ 14

(a) The year ended December 31, 2024, includes a charge of $37 million related to the German acquisition and Turkey termination (see Note 5).

Note 9 – Supplemental Balance Sheet Information

Prepaid Expenses and Other Current Assets	2025	2024
Income tax receivable	$ 114	$ 55
Restricted cash	192	155
Short term investments	–	91
Assets held for sale[a]	1	21
Prepaid expenses	119	100
Other current assets	64	58
Prepaid expenses and other current assets	$ 490	$ 480

Property, Plant and Equipment	2025	2024
Land	$ 381	$ 383
Buildings and improvements	1,622	1,512
Finance leases, primarily buildings	163	79
Machinery, equipment and other	924	714
Property, plant and equipment, gross	3,091	2,688
Accumulated depreciation and amortization	(1,485)	(1,384)
Property, plant and equipment, net	$ 1,605	$ 1,304



Depreciation and amortization expense related to PP&E was $158 million, $143 million and $126 million in 2025, 2024 and 2023, respectively.

Other Assets	2025	2024
Operating lease right-of-use assets	$ 1,213	$ 881
Franchise incentives	209	144
Other	286	304
Other assets	$ 1,708	$ 1,329

Accounts Payable and Other Current Liabilities	2025	2024
Accounts payable	$ 292	$ 249
Accrued compensation and benefits	285	242
Accrued advertising	133	126
Operating lease liabilities	105	91
Accrued interest	86	84
Gift card liability	81	74
Liabilities held for sale[a]	–	12
Other current liabilities	450	333
Accounts payable and other current liabilities	$ 1,433	$ 1,211

(a) Assets and liabilities held for sale reflect the carrying value of restaurants we have offered for sale to franchisees and excess properties that we do not intend to use for restaurant operations in the future.

Note 10 – Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	KFC	Taco Bell	Pizza Hut	Habit Burger & Grill	Worldwide
Goodwill, net as of December 31, 2023[a]	$ 226	$ 98	$ 252	$ 66	$ 642
Acquisitions[b]	98	–	–	–	98
Disposals and other, net[c]	(3)	–	(1)	–	(4)
Goodwill, net as of December 31, 2024[a]	$ 321	$ 98	$ 251	$ 66	$ 736
Acquisitions[d]	16	202	1	–	220
Disposals and other, net[c]	12	–	3	(2)	14
Goodwill, net as of December 31, 2025[a]	$ 349	$ 300	$ 256	$ 64	$ 969

(a) Goodwill, net includes $144 million of accumulated impairment losses related to our Habit Burger & Grill segment and $17 million of accumulated impairment losses related to our Pizza Hut segment for each year presented.

(b) Primarily relates to the acquisition from a franchisee of KFC restaurants in the U.K. and Ireland. See Note 3.

(c) Disposals and other, net includes the impact of foreign currency translation on existing balances and goodwill write-offs associated with refranchising.

(d) Primarily relates to the acquisition from a franchisee of Taco Bell restaurants in the Southeast U.S. See Note 3.

Intangible assets, net for the years ended 2025 and 2024 are as follows:

	2025		2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets				
Capitalized software costs	$ 536	$ (324)	$ 479	$ (266)
Reacquired franchise rights	577	(33)	59	(10)
Franchise contract rights	26	(24)	26	(24)
Other	20	(17)	20	(16)
	$ 1,159	$ (398)	$ 584	$ (316)
Indefinite-lived intangible assets				
KFC trademark	$ 31		$ 31	
Habit Burger & Grill brand asset	96		96	
Other	21		21	
	$ 148		$ 148	

Amortization expense for all finite-lived intangible assets was $98 million in 2025, $82 million in 2024 and $74 million in 2023. Amortization expense for finite-lived intangible assets, based on existing intangible assets as of December 31, 2025, is expected to approximate in $127 million in 2026, $111 million in 2027, $85 million in 2028, $66 million in 2029 and $54 million in 2030.

Note 11 – Short-term Borrowings and Long-term Debt

	2025	2024
Short-term Borrowings		
Current maturities of long-term debt	$ 39	$ 29
Other	2	–
	41	29
Less current portion of debt issuance costs and discounts	(3)	(2)
Short-term borrowings	$ 38	$ 27
Long-term Debt		
Securitization Notes	$ 4,306	$ 3,743
Subsidiary Senior Unsecured Notes	750	750
Revolving Facility	300	350
Term Loan A Facility	494	500
Term Loan B Facility	1,429	1,444
YUM Senior Unsecured Notes	4,550	4,550
Finance lease obligations (See Note 12)	148	67
	$ 11,976	$ 11,404
Less long-term portion of debt issuance costs and discounts	(66)	(69)
Less current maturities of long-term debt	(39)	(29)
Long-term debt	$ 11,872	$ 11,306

Securitization Notes

Taco Bell Funding, LLC (the "Issuer"), a special purpose limited liability company and a direct, wholly-owned subsidiary of Taco Bell Corp. ("TBC") through a series of securitization transactions has issued fixed rate senior secured notes collectively referred to as the "Securitization Notes". The following table summarizes Securitization Notes outstanding at December 31, 2025:

Issuance Date	Anticipated Repayment Date[a]	Outstanding Principal (in millions)	Interest Rate	
			Stated	Effective[b]
November 2018	November 2028	$ 595	4.940%	5.06%
August 2021	February 2027	$ 884	1.946%	2.11%
August 2021	February 2029	$ 590	2.294%	2.42%
August 2021	August 2031	$ 737	2.542%	2.64%
September 2025	August 2030	$ 1,000	4.821%	5.04%
September 2025	August 2032	$ 500	5.049%	5.21%

(a) The legal final maturity dates of the Securitization Notes issued in 2018, 2021 and 2025 are November 2048, August 2051 and August 2055, respectively. If the Issuer has not repaid or refinanced a series of Securitization Notes prior to its respective Anticipated Repayment Dates, rapid amortization of principal on all Securitization Notes will occur and additional interest will accrue on the Securitization Notes.

(b) Includes the effects of the amortization of any discount and debt issuance costs.

The Securitization Notes were issued in transactions pursuant to which certain of TBC's domestic assets, consisting principally of franchise-related agreements and domestic intellectual property, were contributed to the Issuer and the Issuer's special purpose, wholly-owned subsidiaries (the "Guarantors", and collectively with the Issuer, the "Securitization Entities") to secure the Securitization Notes. The Securitization Notes are secured by substantially all of the assets of the Securitization Entities, and include a lien on all existing and future U.S. Taco Bell franchise and license agreements and the royalties payable thereunder, existing and future U.S. Taco Bell intellectual property, certain transaction accounts and a pledge of the equity interests in asset-owning Securitization Entities. The remaining U.S. Taco Bell assets that were excluded from the transfers to the Securitization Entities continue to be held by Taco Bell of America, LLC ("TBA") and TBC. The Securitization Notes are not guaranteed by these remaining U.S. Taco Bell assets, the Company, or any other subsidiary of the Company.

On September 24, 2025, the Issuer completed refinancing certain Securitization Notes through the issuance of additional Securitization Notes totaling $1.5 billion (the "2025-1 Notes"). The net proceeds from the issuance of the 2025-1 Notes were used to repay in full an existing series of Securitization Notes totaling $938 million with an Anticipated Repayment Date of May 2026. The remaining net proceeds were used to pay certain transaction-related expenses and for general corporate purposes (including, without limitation, purchases of franchise restaurants). As a result of the issuance of the 2025-1 Notes, $14 million of fees were capitalized as debt issuance costs. The debt issuance costs are being amortized to Interest expense, net through the Anticipated Repayment Dates of the 2025-1 Securitization Notes utilizing the effective interest method.

Payments of interest and principal on the Securitization Notes are made from the continuing fees paid pursuant to the franchise and license agreements with all U.S. Taco Bell restaurants, including both company and franchise operated restaurants. Interest on and any principal payments of the Securitization Notes are due on a quarterly basis. In general, no amortization of principal of the Securitization Notes is required prior to their Anticipated Repayment Dates unless as of any quarterly measurement date the consolidated leverage ratio (the ratio of total debt to Net Cash Flow (as defined in the related indenture)) for the preceding four fiscal quarters of either the Company and its subsidiaries or the Issuer and its subsidiaries exceeds 5.0:1 (or 5.5:1 for the 2025-1 Notes), in which case amortization payments of 1% per year of the outstanding principal as of the closing of the Securitization Notes are required. As of the most recent quarterly measurement date the consolidated leverage ratio for the Issuer and its subsidiaries did not exceed 5.0:1 and, as a result, amortization payments are not required.

The Securitization Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Issuer maintains specified reserve accounts to be available to make required interest payments in respect of the Securitization Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the Securitization Notes under certain circumstances, (iii) certain indemnification payments relating to taxes, enforcement costs and other customary items and (iv) covenants relating to recordkeeping, access to information and similar matters. The Securitization Notes are also subject to rapid amortization events provided for in the indenture, including events tied to failure to maintain a stated debt service coverage ratio (as defined in the related indenture) of at least 1.1:1, gross domestic sales for U.S. Taco Bell restaurants being below certain levels on certain measurement dates, a manager termination event, an event of default and the failure to repay or refinance the Securitization Notes on the Anticipated Repayment Date (subject to limited cure rights). The Securitization Notes are also subject to certain customary events of default, including events relating to non-payment of required interest or principal due on the Securitization Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective, certain judgments and failure of the Securitization Entities to maintain a stated debt service coverage ratio. As of December 31, 2025, we were in compliance with all of our debt covenant requirements and were not subject to any rapid amortization events.

In accordance with the indenture, certain cash accounts have been established with the indenture trustee for the benefit of the note holders, and are restricted in their use. The indenture requires a certain amount of securitization cash flow collections to be allocated on a weekly basis and maintained in a cash reserve account. As of December 31, 2025, the Company had restricted cash of $92 million primarily related to required interest reserves included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. Once the required reserve obligations are satisfied, there are no further restrictions, including payment of dividends, on the cash flows of the Securitization Entities. The amount of weekly securitization cash flow collections that exceed the required weekly allocations is generally remitted to the Company.

Additional cash reserves are required if any of the rapid amortization events occur, as noted above, or in the event that as of any quarterly measurement date the Securitization Entities fail to maintain a debt service coverage ratio (or the ratio of Net Cash Flow to all debt service payments for the preceding four fiscal quarters) of at least 1.75:1. During the most recent quarter ended December 31, 2025, the Securitization Entities maintained a debt service coverage ratio significantly in excess of the 1.75:1 requirement.

Term Loan Facilities, Revolving Facility and Subsidiary Senior Unsecured Notes

KFC Holding Co., Pizza Hut Holdings, LLC, and TBA, each of which is a wholly-owned subsidiary of the Company, as co-borrowers (the "Borrowers") have entered into a credit agreement providing for senior secured credit facilities and a $1.5 billion revolving facility (the "Revolving Facility"). The senior secured credit facilities, which include a Term Loan A Facility and a Term Loan B Facility, and the Revolving Facility are collectively referred to as the "Credit Agreement". Additionally, the Borrowers through a series of transactions have issued Subsidiary Senior Unsecured Notes (collectively referred to as the "Subsidiary Senior Unsecured Notes").

The following table summarizes borrowings outstanding under the Credit Agreement, as well as our Subsidiary Senior Unsecured Notes as of December 31, 2025. There were $300 million in outstanding borrowings under the Revolving Facility and $12 million of letters of credit outstanding as of December 31, 2025.

	Issuance Date	Maturity Date	Outstanding Principal (in millions)	Interest Rate Stated	Interest Rate Effective[c]
Term Loan A Facility	April 2024	(a)	$ 494	(b)	4.71%
Term Loan B Facility	March 2021	March 2028	$ 1,429	(b)	5.29%
Subsidiary Senior Unsecured Notes	June 2017	June 2027	$ 750	4.75%	4.90%

(a) The Term Loan A Facility and the Revolving Facility will mature on the earliest of (i) April 26, 2029, (ii) the date that is 91 days prior to the March 15, 2028 maturity of the Borrowers' existing Term Loan B Facility if more than $250 million of such Term Loan B remains outstanding as of such date or (iii) the date that is 91 days prior to the June 1, 2027 maturity of the Borrowers' existing Subsidiary Senior Unsecured Notes if more than $250 million of such Subsidiary Senior Unsecured Notes remains outstanding as of such date.

(b) The interest rates applicable to the Term Loan A Facility as well as the Revolving Facility range from 0.75% to 1.50% plus Secured Overnight Financing Rate ("SOFR") or from 0.00% to 0.50% plus the Base Rate (as defined in the Credit Agreement), at the Borrowers' election, based upon the total leverage ratio (as defined in the Credit Agreement). As of December 31, 2025, the interest rate spreads on the SOFR and Base Rate applicable to both our Term Loan A Facility and borrowings under the Revolving Facility were 0.75% and 0.00%, respectively.

The interest rates applicable to the Term Loan B Facility are 1.75% plus SOFR or 0.75% plus the Base Rate, at the Borrowers' election.

(c) Includes the effects of the amortization of any discount and debt issuance costs as well as the impact of the interest rate swaps on the Term Loan A and Term Loan B Facilities (see Note 13). The effective rates related to our Term Loan A and B Facilities are based on SOFR-based interest rates at December 31, 2025.

The Term Loan A Facility is subject to quarterly amortization payments in an amount equal to 0.625% of the principal amount of the facility as of the issuance date of $500 million. The Term Loan A Facility quarterly amortization payments increase to 1.25% of the principal amount of the facility as of the issuance date, beginning with the third quarter of 2027.

The Term Loan B Facility is subject to quarterly amortization payments in an amount equal to 0.25% of the principal amount of the facility as of the issuance date of $1.5 billion, with the balance payable at maturity on March 15, 2028.

The Credit Agreement is unconditionally guaranteed by the Company and certain of the Borrowers' principal domestic subsidiaries and excludes Taco Bell Funding LLC and its special purpose, wholly-owned subsidiaries (see above). The Credit Agreement is also secured by first priority liens on substantially all assets of the Borrowers and each subsidiary guarantor, excluding the stock of certain subsidiaries and certain real property, and subject to other customary exceptions.

The Credit Agreement is subject to certain mandatory prepayments in the event certain covenants are not met, including an amount equal to 50% of excess cash flow (as defined in the Credit Agreement) on an annual basis and the proceeds of certain asset sales, casualty events and issuances of indebtedness, subject to customary exceptions and reinvestment rights.

The Credit Agreement's covenants include two financial maintenance covenants which require the Borrowers to maintain a total leverage ratio (defined as the ratio of Consolidated Total Debt to Consolidated EBITDA (as these terms are defined in the Credit Agreement)) of 5.0:1 or less and a fixed charge coverage ratio (defined as the ratio of EBITDA minus capital expenditures to fixed charges (inclusive of rental expense and scheduled amortization)) of at least 1.5:1, each as of the last day of each fiscal quarter. The Credit Agreement includes other affirmative and negative covenants and events of default that are customary for facilities of this type. The Credit Agreement contains, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. We were in compliance with all debt covenants as of December 31, 2025.

The Subsidiary Senior Unsecured Notes are guaranteed on a senior unsecured basis by (i) the Company, (ii) the Specified Guarantors (as defined in the Credit Agreement) and (iii) by each of the Borrower's and the Specified Guarantors' domestic subsidiaries that guarantees the Borrower's obligations under the Credit Agreement, except for any of the Company's foreign subsidiaries. The indenture governing the Subsidiary Senior Unsecured Notes contains covenants and events of default that are customary for debt securities of this type. We were in compliance with all debt covenants as of December 31, 2025.

YUM Senior Unsecured Notes

The majority of our remaining long-term debt primarily comprises YUM Senior Unsecured Notes. The following table summarizes all YUM Senior Unsecured Notes issued that remain outstanding at December 31, 2025:

Issuance Date	Maturity Date	Principal Amount (in millions)	Interest Rate Stated	Interest Rate Effective[a]
October 2007	November 2037	$ 325	6.88%	7.45%
October 2013	November 2043	$ 275	5.35%	5.42%
September 2019	January 2030	$ 800	4.75%	4.90%
September 2020	March 2031	$ 1,050	3.63%	3.77%
April 2021	January 2032	$ 1,100	4.63%	4.77%
April 2022	April 2032	$ 1,000	5.38%	5.53%

(a) *Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks and forward starting interest rate swaps utilized to hedge the interest rate risk prior to debt issuance.*

The YUM Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Our YUM Senior Unsecured Notes contain covenants and events of default that are customary for debt securities of this type, including cross-default provisions whereby the acceleration of the maturity of any of our indebtedness in a principal amount in excess of $50 million ($100 million or more in the case of the YUM Senior Unsecured Notes issued in 2019 and subsequent years) will constitute a default under the YUM Senior Unsecured Notes unless such indebtedness is discharged, or the acceleration of the maturity of that indebtedness is annulled, within 30 days after notice.

The annual maturities of all Short-term borrowings and Long-term debt as of December 31, 2025, excluding finance lease obligations of $148 million and debt issuance costs and discounts of $69 million are as follows:

Year ended:	
2026	$ 28
2027	1,668
2028	2,019
2029	1,327
2030	1,800
Thereafter	4,987
Total	$ 11,828

Interest expense on Short-term borrowings, Long-term debt and cash pooling arrangements was $544 million, $542 million and $602 million in 2025, 2024 and 2023, respectively.

Note 12 – Lease Accounting

Components of Lease Cost

	2025	2024	2023
Operating lease cost	$ 158	$ 135	$ 130
Finance lease cost			
Amortization of right-of-use assets	7	7	6
Interest on lease liabilities	4	2	2
Total finance lease cost	$ 11	$ 9	$ 8
Sublease income	$ (49)	$ (48)	$ (51)

Supplemental Cash Flow Information

	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 158	$ 137	$ 127
Operating cash flows from finance leases	4	2	2
Financing cash flows from finance leases	7	8	7
Right-of-use assets obtained in exchange for lease obligations[a]			
Operating leases	414	247	127
Finance leases	84	26	6
Operating lease liabilities transferred through refranchising	(13)	(8)	(14)
Finance lease and other debt obligations transferred through refranchising	–	(1)	(5)

(a) The year ended December 31, 2025, includes $218 million and $71 million of operating and finance lease right-of-use assets, respectively, acquired as part of the Taco Bell Southeast U.S. restaurant acquisition (see Note 3).

The year ended December 31, 2024, includes $124 million and $22 million of operating and finance lease right-of-use assets, respectively, acquired as part of the KFC U.K. and Ireland restaurant acquisition (see Note 3).

Form 10-K

Supplemental Balance Sheet Information

	2025	2024	Consolidated Balance Sheet
Assets			
Operating lease right-of-use assets	$ 1,213	$ 881	Other assets
Finance lease right-of-use assets	128	49	Property, plant and equipment, net
Total right-of-use assets[a]	$ 1,341	$ 930	
Liabilities			
Current			
Operating	$ 105	$ 91	Accounts payable and other current liabilities
Finance	11	8	Short-term borrowings
Non-current			
Operating	1,174	862	Other liabilities and deferred credits
Finance	137	59	Long-term debt
Total lease liabilities[a]	$ 1,427	$ 1,020	
Weighted-average Remaining Lease Term (in years)			
Operating leases	12.6	10.9	
Finance leases	17.4	14.8	
Weighted-average Discount Rate			
Operating leases	5.4%	5.3%	
Finance leases	5.6%	5.5%	

(a) U.S. operating lease right-of-use assets and liabilities totaled $846 million and $903 million, respectively, as of December 31, 2025, and $549 million and $615 million, respectively, as of December 31, 2024. These amounts primarily related to Taco Bell U.S. and Habit Burger & Grill leases related to Company-operated restaurants, leases related to franchise-operated restaurants we sublease and the Taco Bell and Habit Burger & Grill restaurant support center.

Maturity of Lease Payments and Receivables

Future minimum lease payments, including rental payments for lease renewal options we are reasonably certain to exercise, and amounts to be received as lessor or sublessor as of December 31, 2025, were as follows:

	Commitments		Lease Receivables	
	Finance	Operating	Direct Financing	Operating
2026	$ 19	$ 171	$ 3	$ 59
2027	17	174	3	54
2028	15	163	2	47
2029	14	149	2	43
2030	14	139	2	43
Thereafter	145	998	13	261
Total lease payments/receipts	224	1,795	26	$ 506
Less imputed interest/unearned income	(75)	(516)	(9)	
Total lease liabilities/receivables	$ 148	$ 1,279	$ 17	

As of December 31, 2025, we have executed real estate leases that have not yet commenced with estimated future nominal lease payments of approximately $95 million, which are not included in the tables above. These leases are expected to commence in 2026 and 2027 with lease terms of up to 20 years.

Note 13 – Derivative Instruments

We use derivative instruments to manage certain of our market risks related to fluctuations in foreign currency exchange rates, interest rates and deferred compensation liabilities. As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with major financial institutions carefully selected based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 31, 2025, all of the counterparties to our derivative instruments had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

Foreign Currency Contracts

In September 2025, we entered into a foreign currency forward contract with a U.S. dollar notional amount of approximately $80 million to reduce the foreign currency exposure relating to our net investment in certain Indian rupee functional currency operations. This forward contract is designated as a net investment hedge and the related mark-to-market adjustments are being recorded as a cumulative translation adjustment within AOCI. This foreign currency forward contract did not have a material impact on our Consolidated Financial Statements for the year ended December 31, 2025, and will mature in March 2026.

Interest Rate Swaps

In March 2025, interest rates swaps which reduced our historical exposure to interest rate risk for $1.5 billion of our variable-rate debt payments primarily under our Term Loan B Facility expired. Through their expiration in March 2025, these interest rate swaps were highly effective cash flow hedges.

On April 4, 2025, we entered into a new interest rate swap ("2025 interest rate swap") to fix the interest on $1.5 billion of borrowings, primarily under our Term Loan B Facility from April 2025 to March 2028. Like the expired interest rate swaps, the 2025 interest rate swap was designated a cash flow hedge as the changes in the future cash flows of the swap are expected to offset changes in expected future interest payments on the related variable-rate debt. The 2025 interest rate swap results in a fixed rate of 5.09% on the swapped portion of the Term Loan B Facility (excluding debt issuance costs). There were no other interest rate swaps outstanding as of December 31, 2025.

Gains or losses on the interest rate swaps are reported as a component of AOCI and reclassified into Interest expense, net in our Consolidated Statements of Income in the same period or periods during which the related hedged interest payments affect earnings. Through December 31, 2025, the 2025 interest rate swap was a highly effective cash flow hedge.

Gains and losses on these interest rate swaps recognized in OCI and reclassified from AOCI into Net Income were as follows:

	Gains/(Losses) Recognized in OCI			(Gains)/Losses Reclassified from AOCI into Net Income		
	2025	2024	2023	2025	2024	2023
Interest rate swaps	$ 8	$ 12	$ 14	$ (15)	$ (32)	$ (30)
Income tax benefit/(expense)	(2)	(3)	(4)	4	8	8

As of December 31, 2025, the estimated net gain included in AOCI related to our interest rate swaps that will be reclassified into earnings in the next 12 months is $1 million, based on current SOFR interest rates.

Total Return Swaps

We have entered into total return swap derivative contracts, with the objective of reducing our exposure to market-driven changes in certain of the liabilities associated with compensation deferrals into our EID plan. While these total return swaps represent economic hedges, we have not designated them as hedges for accounting purposes. As a result, the changes in the fair value of these derivatives are recognized immediately in earnings within General and administrative expenses in our Consolidated Statements of Income largely offsetting the changes in the associated EID liabilities. The fair value associated with the total return swaps as of both December 31, 2025 and 2024, was not significant.

Note 14 – Fair Value Disclosures

As of December 31, 2025, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable and borrowings under our Revolving Facility approximated their fair values because of the short-term nature of these instruments. The fair value of notes receivable net of allowances and lease guarantees less subsequent amortization approximates their carrying value. The following table presents the carrying value and estimated fair value of the Company's debt obligations:

	2025		2024	
	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
Securitization Notes[a]	$ 4,306	$ 4,160	$ 3,743	$ 3,561
Subsidiary Senior Unsecured Notes[b]	750	753	750	739
Term Loan A Facility[b]	494	492	500	496
Term Loan B Facility[b]	1,429	1,440	1,444	1,451
YUM Senior Unsecured Notes[b]	4,550	4,581	4,550	4,368

(a) We estimated the fair value of the Securitization Notes using market quotes and calculations. The markets in which the Securitization Notes trade are not considered active markets.

(b) We estimated the fair value of the YUM and Subsidiary Senior Unsecured Notes, Term Loan A Facility, and Term Loan B Facility using market quotes and calculations based on market rates.

Recurring Fair Value Measurements

The fair values of the assets and liabilities of the Company that are required to be measured at fair value on a recurring basis (see Note 13 for discussion regarding derivative instruments) were not significant at December 31, 2025 or 2024.

Non-Recurring Fair Value Measurements

During the years ended December 31, 2025, 2024 and 2023, we recognized non-recurring fair value measurements of $14 million, $13 million and $11 million, respectively, related to restaurant-level impairment. Restaurant-level impairment charges are recorded in Other (income) expense and resulted primarily from our impairment evaluation of long-lived assets of individual restaurants that were being operated at the time of impairment and had not been offered for refranchising. The fair value measurements used in these impairment evaluations were based on discounted cash flow estimates using unobservable inputs (Level 3). These amounts exclude fair value measurements made for assets that were subsequently disposed of prior to those respective year end dates. The remaining net book value of restaurant assets measured at fair value during the years ended December 31, 2025 and 2024 was $19 million and $21 million, respectively.

Note 15 – Pension, Retiree Medical and Retiree Savings Plans

U.S. Pension Plans

We sponsor qualified and supplemental (non-qualified) noncontributory defined benefit plans covering certain full-time salaried and hourly U.S. employees. The qualified plan meets the requirements of certain sections of the Internal Revenue Code and provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. The supplemental plans provide additional benefits to certain employees. We fund our supplemental plans as benefits are paid.

The most significant of our U.S. plans is the YUM Retirement Plan (the "Plan"), which is a qualified plan. Our funding policy with respect to the Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus additional amounts from time-to-time as are determined to be necessary to improve the Plan's funded status. We do not expect to make any significant contributions to the Plan in 2026. Our two significant U.S. plans, including the Plan and a supplemental plan, were previously amended such that any salaried employee hired or rehired by YUM after September 30, 2001, is not eligible to participate in those plans. Additionally, these two significant U.S. plans are currently closed to new hourly participants.

We do not anticipate any plan assets being returned to the Company during 2026 for any U.S. plans.

Obligation and Funded Status at Measurement Date:

The following charts summarize the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our two significant U.S. pension plans. The actuarial valuations for all plans reflect measurement dates coinciding with our fiscal year end.

	2025	2024
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 776	$ 778
Service cost	5	4
Interest cost	43	42
Benefits paid	(55)	(45)
Settlement payments	(17)	–
Actuarial (gain) loss	22	(3)
Benefit obligation at end of year	$ 774	$ 776

A significant component of the overall decrease in the Company's benefit obligation for the year ended December 31, 2025, was due to benefits paid and settlement payments during the year partially offset by interest cost and actuarial loss on the benefit obligation.

A significant component of the overall decrease in the Company's benefit obligation for the year ended December 31, 2024, was due to benefits paid during the year partially offset by interest cost on the benefit obligation.

	2025	2024
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 644	$ 680
Actual return on plan assets	79	6
Employer contributions	19	3
Benefits paid	(55)	(45)
Settlement payments	(17)	–
Fair value of plan assets at end of year	$ 670	$ 644
Funded status at end of year	$ (104)	$ (132)

Amounts recognized in the Consolidated Balance Sheet:

	2025	2024
Accrued benefit liability – current	$ (8)	$ (11)
Accrued benefit liability – non-current	(96)	(121)
	$ (104)	$ (132)

The accumulated benefit obligation was $763 million and $764 million at December 31, 2025 and 2024, respectively.

The table below provides information for those pension plan(s) with an accumulated benefit obligation in excess of plan assets. The pension plan(s) included also have a projected benefit obligation in excess of plan assets.

	2025	2024
Projected benefit obligation	$ 774	$ 776
Accumulated benefit obligation	763	764
Fair value of plan assets	670	644

Form 10-K

Components of net periodic benefit cost:

	2025	2024	2023
Service cost	$ 5	$ 4	$ 5
Interest cost	43	42	41
Amortization of prior service cost[(a)]	1	1	1
Expected return on plan assets	(53)	(51)	(50)
Amortization of net loss (gain)	2	1	(1)
Net periodic benefit cost (income)	$ (2)	$ (3)	$ (4)

Additional (gain) loss recognized due to:

Settlement charges[(b)]	$ 3	$ –	$ –

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(b) Settlement losses result when benefit payments exceed the sum of the service cost and interest cost within a plan during the year. These losses were recorded in Other pension (income) expense.

Pension gains (losses) in AOCI:

	2025	2024
Beginning of year	$ (127)	$ (87)
Net actuarial gain (loss)	3	(42)
Amortization of net (gain) loss	2	1
Amount recognized in earnings due to settlement	3	–
Amortization of prior service cost	1	1
End of year	$ (118)	$ (127)

Accumulated pre-tax losses recognized within AOCI:

	2025	2024
Actuarial net loss	$ (117)	$ (125)
Prior service cost	(1)	(2)
	$ (118)	$ (127)

Weighted-average assumptions used to determine benefit obligations at the measurement dates:

	2025	2024
Discount rate	5.70%	5.80%
Rate of compensation increase	3.00%	3.00%

Weighted-average assumptions used to determine the net periodic benefit cost for fiscal years:

	2025	2024	2023
Discount rate	5.80%	5.60%	5.60%
Long-term rate of return on plan assets	6.85%	6.35%	6.25%
Rate of compensation increase	3.00%	3.00%	3.00%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category and future growth expectations.

Plan Assets

The fair values of our pension plan assets at December 31, 2025 and 2024 by asset category and level within the fair value hierarchy are as follows:

	2025	2024
Level 1:		
Cash	$ 1	$ 2
Cash Equivalents[a]	24	30
Fixed Income Securities - U.S. Corporate[b]	20	16
Level 2:		
Equity Securities[b]	216	212
Fixed Income Securities - U.S. Corporate[c]	18	21
Fixed Income Securities - U.S. Government and Government Agencies[d]	142	113
Fixed Income Securities - Other[d]	22	15
Total assets in the fair value hierarchy	443	409
Investments measured at net asset value[e]		
Fixed Income	142	146
Real Assets	139	141
Total fair value of plan assets[f]	$ 724	$ 696

(a) Short-term investments in money market funds.

(b) Securities held in common or collective trusts.

(c) Investments held directly by the Plan.

(d) Includes securities held in common or collective trusts and investments held directly by the Plan.

(e) Includes securities that have been measured at fair value using the net asset value per unit practical expedient due to the absence of readily available market prices. Accordingly, these securities have not been classified in the fair value hierarchy.

(f) 2025 and 2024 exclude net unsettled trade payables of $54 million and $52 million, respectively.

Our primary objectives regarding the investment strategy for the Plan's assets are to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future payment requirements. To achieve these objectives, we are using a combination of active and passive investment strategies. As of December 31, 2025, the Plan's assets consist of the weighted-average target allocation summarized as follows:

Asset Category	Target Allocation
Fixed income	49%
Equity securities	32%
Real assets	19%

Actual allocations to each asset class may vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions and the timing of benefit payments and contributions.

Fixed income securities at December 31, 2025, primarily consist of a diversified portfolio of long duration instruments that are intended to mitigate interest rate risk or reduce the interest rate duration mismatch between the assets and liabilities of the Plan. A smaller allocation (constituting 40% of the fixed income target allocation) is to diversified credit investments in a range of public and credit securities, including below investment grade rated bonds and loans, securitized credit and emerging market debt.

Equity securities at December 31, 2025, consist primarily of investments in publicly traded common stocks and other equity-type securities issued by companies throughout the world, including convertible securities, preferred stock, rights and warrants.

Real assets represent investments in real estate and infrastructure. These may take the form of debt or equity securities in public or private funds.

Form 10-K


A mutual fund held as an investment by the Plan includes shares of Common Stock valued at $0.1 million at both December 31, 2025 and 2024, (less than 1% of total plan assets in each instance).

Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	
2026	$ 61
2027	62
2028	76
2029	58
2030	59
2031 - 2035	277

Expected benefit payments are estimated based on the same assumptions, including projected participant retirement dates, used to measure our benefit obligation on the measurement date and include benefits attributable to estimated future employee service.

International Pension Plans

We also sponsor various defined benefit plans covering certain of our non-U.S. employees, the most significant of which are in the U.K. Both of our U.K. plans have previously been frozen such that they are closed to new participants and existing participants can no longer earn future service credits.

At the end of 2025 and 2024, the projected benefit obligations of these U.K. plans totaled $174 million and $170 million, respectively, and plan assets totaled $209 million and $197 million, respectively. These plans were both in a net overfunded position at the end of 2025 and 2024. Total actuarial pre-tax losses related to the U.K. plans of $70 million and $72 million were recognized in AOCI at the end of 2025 and 2024, respectively. The total net periodic cost or benefit recorded was $2 million of cost in 2025, less than $1 million of benefit in 2024 and $2 million of cost in 2023.

The benefits expected to be paid associated with our U.K. plans in each of the next five years are approximately $6 million and in aggregate for the five years thereafter are $34 million.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. We do not plan to make significant contributions to either of our U.K. plans in 2026.

Retiree Medical Benefits

Our post-retirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost-sharing provisions and a cap on our liability. This plan was previously amended such that any salaried employee hired or rehired by YUM after September 30, 2001, is not eligible to participate in this plan. Employees hired prior to September 30, 2001, are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our post-retirement plan as benefits are paid.

At the end of both 2025 and 2024, the accumulated post-retirement benefit obligation was $25 million. Actuarial pre-tax gains of $11 million and $13 million were recognized in AOCI at the end of 2025 and 2024, respectively. The net periodic benefit cost or benefit recorded was less than $1 million of benefit in each of 2025, 2024 and 2023. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the post-retirement medical plan are identical to those as shown for the U.S. pension plans.

The benefits expected to be paid in each of the next five years are approximately $2 million and in aggregate for the five years thereafter are $11 million.

U.S. Retiree Savings Plan

We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 75% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of multiple investment options or a self-managed account within the 401(k) Plan. We match 100% of the participant's contribution to the 401(k) Plan up to 6% of eligible compensation. We recognized as compensation expense our total matching contribution of $23 million in 2025, $24 million in 2024 and $15 million in 2023.

Note 16 – Share-based and Deferred Compensation Plans

Overview

At year end 2025, we had one stock award plan in effect: the Yum! Brands, Inc. 2025 Long-Term Incentive Plan (the "LTIP"). Potential awards to employees and non-employee directors under the LTIP include stock options, incentive stock options, SARs, restricted stock, RSUs, performance restricted stock units, PSUs and performance units. We have issued only stock options, SARs, RSUs and PSUs under the LTIP. Under the LTIP, the exercise price of stock options and SARs granted must be equal to or greater than the average market price or the ending market price of the Company's stock on the date of grant. While awards under the LTIP can have varying vesting provisions and exercise periods, outstanding awards under the LTIP vest in periods ranging from immediate to four years. Stock options and SARs generally expire ten years after grant. At year end 2025, approximately 17 million shares were available for future share-based compensation grants under the LTIP.

Our EID Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. These investment options are limited to cash, phantom shares of our Common Stock, phantom shares of a Stock Index Fund and phantom shares of a Bond Index Fund. Investments in cash and phantom shares of both index funds will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense for the appreciation or the depreciation, if any, of investments in cash and both of the index funds. Deferrals into the phantom shares of our Common Stock will be distributed in shares of our Common Stock, under the LTIP, at a date as elected by the employee and therefore are classified in Common Stock on our Consolidated Balance Sheets. We do not recognize compensation expense for the appreciation or the depreciation, if any, of investments in phantom shares of our Common Stock. Our EID plan also allows certain participants to defer incentive compensation to purchase phantom shares of our Common Stock and receive a 33% Company match on the amount deferred. Deferrals receiving a match are similar to an RSU award in that participants will generally forfeit both the match and incentive compensation amounts deferred if they voluntarily separate from employment during a vesting period that is two years from the date of deferral. We expense the intrinsic value of the match and the incentive compensation amount over the requisite service period which includes the vesting period.

Historically, the Company has repurchased shares on the open market in excess of the amount necessary to satisfy award exercises and expects to continue to do so in 2026.

Award Valuation

We estimated the fair value of each stock option and SAR award as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2025	2024	2023
Risk-free interest rate	4.4%	4.0%	3.6%
Expected term	5.9 years	5.9 years	5.9 years
Expected volatility	21.3%	20.6%	22.0%
Expected dividend yield	1.9%	2.1%	1.8%

Stock options and SAR grants made to executives typically have a graded vesting schedule of 25% per year over four years and expire ten years after grant. We use a single weighted-average term for our awards that have a graded vesting schedule. Based on analysis of our historical exercise and post-vesting termination behavior, we have determined that our executives exercised the awards on average after 5.9 years.

When determining expected volatility, we consider both historical volatility of our stock as well as implied volatility associated with our publicly-traded options. The expected dividend yield is based on the annual dividend yield at the time of grant.

The fair values of PSU awards without market-based conditions and RSU awards are based on the closing price of our Common Stock on the date of grant. The fair values of PSU awards with market-based conditions have been valued based on the outcome of a Monte Carlo simulation. The PSU awards have a vesting period of three years and RSU awards typically have a graded vesting schedule of 25% per year over four years and expire ten years after the grant.

Award Activity

Stock Options and SARs

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of the year	7,730	$ 99.53		
Granted	694	148.26		
Exercised	(2,270)	85.01		
Forfeited or expired	(181)	132.90		
Outstanding at the end of the year	5,973[a]	109.71	5.30	$248
Exercisable at the end of the year	4,220	$ 98.71	4.20	$222

(a) Outstanding awards include 228 options and 5,747 SARs with weighted average exercise prices of $115.88 and $109.46, respectively.

The weighted-average grant-date fair value of stock options and SARs granted during 2025, 2024 and 2023 was $35.07, $28.35 and $29.93, respectively. The total intrinsic value of stock options and SARs exercised during the years ended December 31, 2025, 2024 and 2023, was $144 million, $158 million and $114 million, respectively.

As of December 31, 2025, $26 million of unrecognized compensation cost related to unvested stock options and SARs, which will be reduced by any forfeitures that occur, is expected to be recognized over a remaining weighted-average period of approximately 1.6 years. The total fair value at grant date of stock options and SARs held by YUM employees that vested during 2025, 2024 and 2023 was $22 million, $28 million and $31 million, respectively.

RSUs and PSUs

As of December 31, 2025, there was $77 million of unrecognized compensation cost related to 1.1 million unvested RSUs and PSUs. The total fair value at grant date of awards that vested during 2025, 2024 and 2023 was $43 million, $54 million and $84 million, respectively.

Impact on Net Income

The components of share-based compensation expense and the related income tax benefits are shown in the following table:

	2025	2024	2023
Options and SARs	$ 21	$ 23	$ 27
Restricted Stock Units	38	36	35
Performance Share Units	11	10	33
Total Share-based Compensation Expense	$ 70	$ 69	$ 95
Deferred Tax Benefit recognized	$ 13	$ 20	$ 12

Cash received from stock option exercises for 2025, 2024 and 2023 was $2 million, $9 million and $8 million, respectively. Tax benefits realized on our tax returns from tax deductions associated with share-based compensation for 2025, 2024 and 2023 totaled $45 million, $55 million and $31 million, respectively.

Note 17 – Shareholders' Deficit

Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2025, 2024 and 2023. All amounts exclude applicable transaction fees and excise taxes on share repurchases.

Authorization Date	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
	2025	2024	2023	2025	2024	2023
May 2024	3,739	2,916	–	$ 550	$ 391	$ –
September 2022	–	366	387	–	50	50
Total	3,739	3,282	387	$ 550	$ 441	$ 50

In May 2024, our Board of Directors authorized share repurchases of up to $2.0 billion (excluding applicable transaction fees and excise taxes) of our outstanding Common Stock through December 31, 2026. The new authorization took effect on July 1, 2024 upon the expiration of a prior authorization approved in September 2022. As of December 31, 2025, we have remaining capacity to repurchase up to $1.1 billion of Common Stock under the May 2024 authorization.

Changes in AOCI are presented below.

	Translation Adjustments and Gains (Losses) From Intra-Entity Transactions of a Long-Term Nature	Pension and Post-Retirement Benefits[a]	Derivative Instruments[b]	Total
Balance at December 31, 2023, net of tax	$ (201)	$ (104)	$ 3	$ (302)
OCI, net of tax				
Gains (losses) arising during the year classified into AOCI, net of tax	(37)	(42)	10	(69)
(Gains) losses reclassified from AOCI, net of tax	–	3	(24)	(21)
	(37)	(39)	(14)	(90)
Balance at December 31, 2024, net of tax	$ (238)	$ (143)	$ (11)	$ (392)
OCI, net of tax				
Gains (losses) arising during the year classified into AOCI, net of tax	77	7	6	90
(Gains) losses reclassified from AOCI, net of tax	–	4	(13)	(9)
	77	11	(7)	81
Balance at December 31, 2025, net of tax	$ (161)	$ (132)	$ (18)	$ (311)

(a) Amounts reclassified from AOCI for pension and post-retirement benefit plans losses during 2025 include amortization of net losses of $2 million, settlement charges of $3 million and related income tax benefit of $1 million. Amounts reclassified from AOCI for pension and post-retirement benefit plans losses during 2024 include amortization of net losses of $2 million and amortization of prior service cost of $1 million. See Note 15.

(b) See Note 13 for details on amounts reclassified from AOCI. Amounts include previously cash settled treasury locks relating to our Senior Unsecured Notes due in 2037 which are being reclassified into earnings through 2037 to interest expense.

Note 18 – Income Taxes

U.S. and foreign income before taxes are set forth below:

	2025	2024	2023
U.S.	$ 1,069	$ 1,131	$ 1,246
Foreign	1,008	769	572
	$ 2,077	$ 1,900	$ 1,818

Form 10-K

The details of our income tax provision (benefit) are set forth below:

		2025	2024	2023
Current:	Federal	$ (5)	$ 170	$ 221
	Foreign	371	226	222
	State	45	48	68
		$ 411	$ 444	$ 511
Deferred:	Federal	$ 173	$ (40)	$ (121)
	Foreign	(81)	15	(153)
	State	15	(5)	(16)
		$ 107	$ (30)	$ (290)
		$ 518	$ 414	$ 221

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which updated income tax disclosure requirements related to the income tax rate reconciliation and requires disclosure of income taxes paid by jurisdiction. The Company has applied ASU 2023-09 beginning in 2025. As such, our effective tax rate reconciliation for 2025 is reflected in a new table following the requirements set forth in ASU 2023-09, while the 2024 and 2023 effective tax rate reconciliations are presented in the historical format as required by U.S. GAAP.

	2025	
U.S. Federal Statutory Tax Rate	$ 436	21.0%
Federal Tax Effects		
Effect of Cross-Border Tax Laws		
Foreign Derived Deduction Eligible Income ("FDDEI")	(34)	(1.6)%
Net Controlled Foreign Corporation Tested Income ("NCTI")	178	8.5%
Other	7	0.3%
Nontaxable or Nondeductible Items	11	0.5%
Excess Tax Deductions on Equity Based Compensation	(23)	(1.1)%
Gain/(Loss) on Intellectual Property ("IP") Transfer	247	11.9%
Tax Credits		
Foreign Tax Credit	(226)	(10.9)%
Other	(10)	(0.5)%
Changes in Tax Laws or Rates	76	3.7%
Changes in Valuation Allowances	(212)	(10.2)%
Other Adjustments	(6)	(0.3)%
State and Local Income Tax, Net of Federal (National) Income Tax Effect[1]	49	2.4%
Foreign Tax Effects		
China		
Withholding Tax	34	1.7%
Cyprus	(40)	(1.9)%
Malta		
Deferred Tax Benefit on IP Transfer	(121)	(5.8)%
Other	4	0.2%
Singapore		
Foreign Tax Credit	(36)	(1.7)%
Other	10	0.5%
Switzerland		
Statutory Tax Rate Difference	(25)	(1.2)%
Other	12	0.6%
United Arab Emirates	(22)	(1.1)%
Other Foreign Jurisdictions	149	7.2%
Global Changes in Unrecognized Tax Benefits	61	2.9%
Effective Income Tax Rate	$ 518	24.9%

[1] State taxes in California and New York made up the majority (greater than 50 percent) of the tax effect in this category.

Significant factors impacting our effective tax rate for the year ended December 31, 2025 include:

OBBBA Enactment.

On July 4, 2025, H.R.1, commonly known as the One Big Beautiful Bill Act ("OBBBA") was enacted into law in the U.S. Upon enactment, we recorded $76 million of tax expense primarily associated with a change in management's judgment regarding the Company's ability to utilize U.S. foreign tax credit related deferred tax assets existing as of the enactment date.

Intellectual Property Transfer.

In December 2025, as part of our review of strategic options for Pizza Hut, we completed the initial steps of an internal reorganization to consolidate our Pizza Hut legal entities and assets into two isolated ownership structures by aligning the legal ownership, simplifying the organizational footprint and consolidating the Pizza Hut domestic and international business. As part of this reorganization, certain Pizza Hut IP rights were transferred from the U.S. to Malta. As a result of these transactions, we recorded a net tax benefit of $89 million primarily due to the net deferred tax benefit associated with a step-up in amortizable tax basis of the IP rights. The U.S. tax impacts from the IP transfers included tax on the related gain as well as NCTI tax expense, which were largely offset by deferred tax benefit resulting from the release of valuation allowances against U.S. foreign tax credit carryforwards that were utilized in the transactions.

Global Changes in Unrecognized Tax Benefits.

$108 million of tax expense was recorded related to a reserve associated with a Mexican subsidiary's ability to utilize certain losses to offset recapture gains triggered by a tax deconsolidation in Mexico in 2009. In addition, $63 million of tax benefit was recorded associated with releasing reserves due to the favorable resolution of a U.S. audit.

The following table reconciles the U.S. statutory tax rate to our effective income tax rate for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09:

	2024	2023
U.S. federal statutory rate	21.0%	21.0%
State income tax, net of federal tax	1.8	2.3
Statutory rate differential attributable to foreign operations	1.3	(1.7)
Adjustments to reserves and prior years	0.5	1.3
Excess tax benefits from stock-based awards	(1.6)	(1.1)
Change in valuation allowances	0.3	–
Impact of Russia Exit	–	(0.5)
Intercompany restructuring and Valuations of Intellectual Property	(1.5)	(9.1)
Other, net	–	(0.1)
Effective income tax rate	21.8%	12.1%

Significant factors impacting our effective tax rate for the years ended December 31, 2024 and December 31, 2023, include:

Adjustments to reserves and prior years. In 2023, this item was unfavorably impacted by $41 million of newly established reserves associated with a correction in the timing of capital loss utilization related to historical refranchising gains to tax years with a lower statutory tax rate.

Impact of Russia Exit. Our decision to exit the Russia market resulted in a $7 million tax benefit recorded in 2023 to account for the global tax ramification of current and future payments required to be made to the Russia IP rights holder in Switzerland.

Intercompany Restructuring and Valuations of Intellectual Property. In December 2023, we completed intra-entity transfers of certain Asia region IP rights to Singapore. In addition, certain remaining Asia region IP rights were transferred to the U.S. As a result of these transfers, we recorded a net tax benefit of $30 million comprised of $14 million of current tax expense and a one-time deferred tax benefit of $44 million primarily associated with establishing deferred tax assets on amortizable tax basis in the U.S.

Form 10-K

Also in 2023, we agreed to receive a tax credit in exchange for an increase in our prospective statutory tax rate in Switzerland. Based on the agreement, we were granted a $38 million tax credit expiring in 2031 and our statutory tax rate was increased to approximately 15% from the previous rate of approximately 10%. As a result of the tax rate increase, we were also required to remeasure our deferred tax assets associated with previously transferred IP rights in Switzerland, which resulted in a one-time deferred tax benefit of $99 million. We also recorded a $29 million deferred tax benefit associated with tax credit which represents the portion of the $38 million tax credit that we anticipate utilizing against income tax before expiration.

In December 2024, to facilitate business needs and centralize digital and technology assets in the U.S., we filed tax elections which resulted in the deemed liquidation of certain foreign subsidiaries in Australia and Israel. In addition, we completed the intra-entity transfer of software from these subsidiaries to subsidiaries in the U.S. As a result of these transactions, we recorded a net tax benefit of $28 million comprised of $15 million of current tax benefit associated with U.S. federal and state tax deductions, and a one-time net deferred tax benefit of $13 million primarily associated with establishing deferred tax assets on amortizable tax basis in the U.S.

Companies subject to the NCTI provision (formerly known as Global Intangible Low-Taxed Income provision or ("GILTI") have the option to account for the NCTI tax as a period cost if and when incurred, or to recognize deferred taxes for outside basis temporary differences expected to reverse as NCTI. The Company has elected to account for NCTI as a period cost.

The details of 2025 and 2024 deferred tax assets (liabilities) are set forth below:

	2025	2024
Operating losses and interest deduction carryforwards	$ 227	$ 213
Capital losses	69	70
Tax credit carryforwards	48	200
Employee benefits	73	83
Share-based compensation	36	44
Lease-related liabilities	374	267
Accrued liabilities and other	73	66
Intangible assets	654	575
Property, plant and equipment	23	25
Deferred income	102	105
Capitalized Research & Development Costs	34	120
Gross deferred tax assets	1,713	1,768
Deferred tax asset valuation allowances	(284)	(369)
Net deferred tax assets	1,429	1,399
Property, plant and equipment	(86)	(47)
Operating lease right-of-use assets	(320)	(235)
Employee benefits	(9)	(6)
Derivative Instruments	(2)	(5)
Other	(48)	(36)
Gross deferred tax liabilities	(465)	(329)
Net deferred tax assets (liabilities)	$ 964	$ 1,070

As a result of the OBBBA, the Company recorded a $168 million reduction in net deferred tax assets existing as of the enactment date. The reduction was the result of recording a valuation allowance on the foreign tax credit related deferred tax assets as well as the impact of accelerating tax deductions for qualified depreciable property and research expenditures. As a result of the accelerated tax deductions, our cash tax payments for 2025 were significantly reduced.

The details of the 2025 and 2024 valuation allowance activity are set forth below:

	2025	2024
Beginning of Year	$ (369)	$ (386)
Increases	(18)	(5)
Decreases	106	16
Other Adjustments	(3)	6
End of Year	$ (284)	$ (369)

Reported in Consolidated Balance Sheets as:

	2025	2024
Deferred income taxes	$ 965	$ 1,071
Other liabilities and deferred credits	(1)	(1)
	$ 964	$ 1,070

The details of 2025 cash tax payments (net of refunds) are set forth below:

	2025
Jurisdictions	
U.S. Taxes	
Federal[1]	$ 50
California	26
Other States	36
Foreign Taxes	
Australia	27
Singapore	18
South Africa	17
United Kingdom	58
Other Foreign Jurisdictions	35
Total Taxes Paid (net of refunds)[2]	$ 267

[1] Include $46 million paid to a third party for a transferable tax credit accounted for under ASC 740.

[2] Excludes withholding taxes paid on our behalf by franchisees of $139 million.

As of December 31, 2025, we had approximately $2 billion of unremitted foreign retained earnings. The Tax Act imposed U.S. federal tax on all post-1986 foreign Earnings and Profits accumulated through December 31, 2017. Repatriation of earnings generated after December 31, 2017, will generally be eligible for the 100% dividends received deduction or considered a distribution of previously taxed income and, therefore, exempt from U.S. federal tax. Undistributed foreign earnings may still be subject to certain state and foreign income and withholding taxes upon repatriation. Subject to limited exceptions, we do not intend to indefinitely reinvest our unremitted earnings outside the U.S. Thus, we have provided taxes, including any U.S. federal and state income, foreign income, or foreign withholding taxes on the majority of our unremitted earnings. In jurisdictions where we do intend to indefinitely reinvest our unremitted earnings, we would be required to accrue and pay applicable income taxes (if any) and foreign withholding taxes if the funds were repatriated in taxable transactions. We believe any such taxes would be immaterial.

Details of tax loss, credit carryforwards, and expiration dates along with valuation allowances as of December 31, 2025, are as follows:

	Gross Amount	Deferred Tax Asset	Valuation Allowance	Expiration
Federal net operating losses - Indefinite	$ 42	$ 9	$ –	None
Foreign net operating losses	306	46	(4)	2026-2045
Foreign net operating losses - Indefinite	367	81	(16)	None
State net operating losses	1,171	50	(35)	2026-2045
Foreign capital loss carryforward - Indefinite	277	69	(69)	None
Foreign tax credits (US Tax Return)	13	13	(17)	2026-2045
Foreign country tax credits	35	35	(13)	2031
Foreign deduction carryforward - Indefinite	2	–	–	None
State interest deduction carryforward - Indefinite	893	41	(40)	None
	$ 3,106	$ 344	$ (194)	

We recognize the benefit of positions taken or expected to be taken in tax returns in the Consolidated Financial Statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

At December 31, 2025, the Company had $115 million of gross unrecognized tax benefits, $103 million of which would impact the effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

	2025	2024
Beginning of Year	$ 126	$ 151
Additions on tax positions - current year	4	6
Additions for tax positions - prior years	54	1
Reductions for tax positions - prior years	(74)	(10)
Reductions for settlements	–	(22)
Statute	(3)	–
CTA/Other	8	–
End of Year	$ 115	$ 126

During 2025, 2024, and 2023 the Company recognized $36 million, $3 million, and $20 million of net expense, respectively, for interest and penalties in our Consolidated Statements of Income as components of its Income tax provision.

The Company has recorded $57 million and $20 million of net tax payables, as of December 31, 2025 and 2024, respectively, associated with interest and penalties.

The Company's income tax returns are subject to examination in the U.S. federal jurisdiction and numerous U.S. state and foreign jurisdictions.

The Company has settled audits with the IRS through fiscal year 2012 and for fiscal years 2016 through 2019 and is currently under IRS examination for fiscal years 2013 through 2015 and 2020 through 2022. Our operations in certain foreign jurisdictions are currently under audit and remain subject to examination for tax years as far back as 2009. See Note 20 for discussion of an Internal Revenue Service Proposed Adjustment associated with the 2013 through 2015 examination period.

Note 19 – Reportable Operating Segments

See Note 1 for a description of our operating segments.

The Company's operating segments maintain separate financial information, and the CODM, the Company's Chief Executive Officer, evaluates the operating segments' operating results on a regular basis in deciding how to allocate resources among the segments and in assessing segment performance. The CODM evaluates the performance of the Company's segments based on Divisional Operating Profit and is involved in determining and reviewing forecasted Divisional Operating Profit as part of the annual plan process. Throughout the year, the CODM considers forecast to actual results and variances on a monthly and quarterly basis to allocate resources for the segments' operations. The CODM also considers this information in determining how to prioritize capital allocation, including investments in restaurant development, technology and human capital, while maintaining a strong and flexible balance sheet, offering a competitive dividend and returning excess cash to shareholders. Our CODM manages assets on a consolidated basis. Accordingly, segment assets are not reported to our CODM or used in his decisions to allocate resources or assess performance of the segments. Therefore, total segment assets and long-lived assets have not been disclosed. The significant expense categories and amounts presented in the tables below align with the segment-level information that is regularly provided to the CODM.

| | 2025 | | | | |
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
Company Sales	$ 1,057	$ 1,281	$ 51	$ 555	$ 2,945
Franchise and property revenues	1,807	1,060	602	12	3,480
Franchise contributions for advertising and other services	679	754	360	3	1,796
	3,542	3,095	1,013	570	8,220
Less:					
Company restaurant expenses	929	971	52	509	2,462
General and administrative expenses	372	215	219	54	861
Franchise and property expenses	66	29	41	4	140
Franchise advertising and other services expense	670	750	376	3	1,799
Other (income) expense	1	–	(14)	12	–
Division Operating Profit (Loss)	$ 1,503	$ 1,129	$ 340	$ (13)	$ 2,959
Unallocated amounts:[a]					
Corporate and unallocated G&A expenses					$ (402)
Unallocated Company restaurant expenses[b]					(22)
Unallocated Franchise and property revenues					(7)
Unallocated Refranchising gain (loss)[c]					48
Unallocated Other income (expense)					(3)
Consolidated Operating Profit					2,574
Investment income (expense), net					1
Other pension income (expense)					2
Interest expense, net					(501)
Income before income taxes					$ 2,077

Other Segment Disclosures

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Total
Depreciation and Amortization[d]	$ 50	$ 78	$ 23	$ 29	$ 26	$ 206
Capital Spending	109	131	27	60	44	371

Form 10-K

	2024				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
Company Sales	$ 801	$ 1,155	$ 8	$ 588	$ 2,552
Franchise and property revenues	1,685	997	622	9	3,313
Franchise contributions for advertising and other services	613	708	378	3	1,702
	3,099	2,860	1,008	600	7,567
Less:					
Company restaurant expenses	703	872	8	529	2,112
General and administrative expenses	363	199	219	54	835
Franchise and property expenses	63	33	34	4	134
Franchise advertising and other services expense	610	708	390	3	1,711
Other (income) expense	(3)	(1)	(16)	10	(10)
Division Operating Profit (Loss)	$ 1,363	$ 1,049	$ 373	$ –	$ 2,785
Unallocated amounts:[a]					
Corporate and unallocated G&A expenses					$ (346)
Unallocated Company restaurant expenses[b]					(8)
Unallocated Franchise and property revenues					(18)
Unallocated Refranchising gain (loss)[c]					34
Unallocated Other income (expense)					(44)
Consolidated Operating Profit					2,403
Investment income (expense), net					(21)
Other pension income (expense)					7
Interest expense, net					(489)
Income before income taxes					$ 1,900

Other Segment Disclosures

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Total
Depreciation and Amortization[d]	$ 33	$ 64	$ 16	$ 31	$ 31	$ 175
Capital Spending	73	98	15	39	32	257

	2023				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Total
Company Sales	$ 484	$ 1,069	$ 14	$ 575	$ 2,142
Franchise and property revenues	1,698	918	622	9	3,247
Franchise contributions for advertising and other services	648	654	383	2	1,687
	2,830	2,641	1,019	586	7,076
Less:					
Company restaurant expenses	417	817	14	526	1,774
General and administrative expenses	383	204	221	59	867
Franchise and property expenses	72	32	15	3	122
Franchise advertising and other services expense	648	644	389	2	1,683
Other (income) expense	6	—	(11)	10	5
Division Operating Profit (Loss)	$ 1,304	$ 944	$ 391	$ (14)	$ 2,625
Unallocated amounts:[a]					
Corporate and unallocated G&A expenses					$ (326)
Unallocated Franchise and property expenses					(1)
Unallocated Refranchising gain (loss)[c]					29
Unallocated Other income (expense)					(9)
Consolidated Operating Profit					2,318
Investment income (expense), net					7
Other pension income (expense)					6
Interest expense, net					(513)
Income before income taxes					$ 1,818

Other Segment Disclosures

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger & Grill Division	Corporate and Unallocated	Total
Depreciation and Amortization[d]	$ 22	$ 61	$ 20	$ 30	$ 20	$ 153
Capital Spending	73	101	12	64	35	285

Revenues by Country[e]

	2025	2024	2023
United States	$ 4,525	$ 4,333	$ 4,106
United Kingdom	1,021	799	506
Other	2,668	2,417	2,464
	$ 8,214	$ 7,549	$ 7,076

(a)   Amounts have not been allocated to any segment for performance reporting purposes.

(b)   Unallocated Company restaurant expenses include amortization of reacquired franchise rights.



(c) *The Refranchising gain (loss) by our Divisional reportable segments is presented below. Given the size and volatility of refranchising initiatives, our CODM does not consider the impact of Refranchising gain (loss) when assessing Divisional segment performance. As such, we do not allocate such gains and losses to our Divisional segments for performance reporting purposes.*

During the years ended December 31, 2025, 2024 and 2023, we refranchised 23, 1 and 15 restaurants, respectively, and we sold certain restaurant assets (primarily land) associated with existing franchise restaurants to the franchisee. We received $78 million, $49 million and $60 million in pre-tax cash refranchising proceeds in 2025, 2024 and 2023, respectively, as a result of the sales of these restaurants and restaurant assets.

A summary of Refranchising gain (loss) is as follows:

	Refranchising gain (loss)		
	2025	**2024**	**2023**
KFC Division	$ 13	$ (1)	$ (2)
Taco Bell Division	33	32	33
Pizza Hut Division	–	2	(2)
Habit Burger & Grill Division	2	1	–
Worldwide	$ 48	$ 34	$ 29

(d) *The amounts of depreciation and amortization disclosed by reportable segment are primarily included within the segment expense captions of Company restaurant expenses and G&A expenses.*

(e) *The United States and United Kingdom represented 10% or more of our total revenues for certain periods presented.*

Note 20 – Contingencies

Internal Revenue Service Proposed Adjustment

Following an Internal Revenue Service ("IRS") audit for the 2013 to 2015 fiscal years, we were unable to resolve underpayments of tax that the IRS proposed resulting from that audit using the IRS Appeals process, a pre-litigation, alternative dispute resolution tool. The IRS asserts an underpayment of tax of approximately $2.1 billion plus $418 million in penalties for fiscal year 2014. Both amounts are subject to interest, with interest of approximately $2.1 billion accruing through December 31, 2025. Those amounts relate primarily to a series of reorganizations that we undertook in 2014 in connection with the business realignment of our corporate and management reporting structure along brand lines. The IRS asserts that these transactions resulted in taxable distributions of approximately $6.0 billion.

We disagree with the IRS's position and are contesting that position vigorously. On June 4, 2025, we filed a petition in the United States Tax Court disputing the IRS's position as set forth in a Notice of Deficiency. The IRS filed its Answer on September 12, 2025. The litigation is ongoing.

The Company does not expect resolution of this matter within twelve months and cannot predict with certainty the timing of such resolution. The Company believes that it is more likely than not the Company's tax position will be sustained; therefore, no reserve is recorded with respect to this matter.

An unfavorable resolution of this matter could have a material, adverse impact on our Consolidated Financial Statements in future periods.

Lease Guarantees

As a result of having assigned our interest in obligations under real estate leases as a condition to the refranchising of certain Company-owned restaurants, and guaranteeing certain other leases, we are frequently secondarily liable on lease agreements. These leases have varying terms, the latest of which expires in 2065. As of December 31, 2025, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was approximately $325 million. The present value of these potential payments discounted at our pre-tax cost of debt at December 31, 2025, was approximately $275 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases, although such risk may not be reduced in the context of a bankruptcy or other similar restructuring of a large franchisee or group of franchisees. Accordingly, the liability recorded for our expected exposure under such leases at both December 31, 2025 and 2024 was not material.

Insurance Programs

We are self-insured for a substantial portion of our current and prior years' coverage including property and casualty losses. To mitigate the cost of our exposures for certain property and casualty losses, we self-insure the risks of loss up to defined maximum per occurrence retentions on a line-by-line basis. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

The following table summarizes the 2025 and 2024 activity related to our net self-insured property and casualty reserves as of December 31, 2025.

	Beginning Balance	Expense	Payments	Ending Balance
2025 Activity	$ 52	39	(36)	$ 55
2024 Activity	$ 48	36	(32)	$ 52

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Legal Proceedings

We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. An accrual is recorded with respect to claims or contingencies for which a loss is determined to be probable and reasonably estimable.

India Regulatory Matter

Yum! Restaurants India Private Limited ("YRIPL"), a YUM subsidiary that operates KFC and Pizza Hut restaurants in India, is the subject of a regulatory enforcement action in India (the "Action"). The Action alleges, among other things, that KFC International Holdings, Inc. and Pizza Hut International failed to satisfy certain conditions imposed by the Secretariat for Industrial Approval in 1993 and 1994 when those companies were granted permission for foreign investment and operation in India. The conditions at issue include an alleged minimum investment commitment and store build requirements as well as limitations on the remittance of fees outside of India.

The Action originated with a complaint and show cause notice filed in 2009 against YRIPL by the Deputy Director of the Directorate of Enforcement ("DOE") of the Indian Ministry of Finance following an income tax audit for the years 2002 and 2003. The matter was argued at various hearings in 2015, but no order was issued. Following a change in the incumbent official holding the position of Special Director of DOE (the "Special Director"), the matter resumed in 2018 and several additional hearings were conducted.

On January 29, 2020, the Special Director issued an order imposing a penalty on YRIPL and certain former directors of approximately Indian Rupee 11 billion, or approximately $125 million. Of this amount, $120 million relates to the alleged failure to invest a total of $80 million in India within an initial seven-year period. We have been advised by external counsel that the order is flawed and have filed a writ petition with the Delhi High Court, which granted an interim stay of the penalty order on March 5, 2020. In November 2022, YRIPL was notified that an administrative tribunal bench had been constituted to hear an appeal by DOE of certain findings of the January 2020 order, including claims that certain charges had been wrongly dropped and that an insufficient amount of penalty had been imposed. A hearing with the administrative tribunal scheduled for February 18, 2026 has been rescheduled to May 21, 2026. A hearing scheduled for December 10, 2025, before the Delhi High


Court has been continued to May 5, 2026, and the stay order remains in effect. We deny liability and intend to continue vigorously defending this matter. We do not consider the risk of any significant loss arising from this order to be probable.

Other Matters

We are currently engaged in various other legal proceedings and have certain unresolved claims pending, the ultimate liability for which, if any, cannot be determined at this time. However, based upon consultation with legal counsel, we are of the opinion that such proceedings and claims are not expected to have a material adverse effect, individually or in the aggregate, on our Consolidated Financial Statements.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting and has issued their report, included herein.

Changes in Internal Control

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 31, 2025.

Form 10-K

Item 9B. Other Information.

<u>Securities Trading Plans</u>

During the three months ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K, except as follows:

Name/Title	Type of Plan	Adoption Date	End Date	Aggregate Number of Securities to be Sold	Plan Description
Christopher Turner / Chief Executive Officer	Rule 10b5-1 trading plan	November 14, 2025	January 29, 2027	3,420[1]	Sell Shares of Common Stock
Scott Mezvinsky /Chief Executive Officer, KFC Division	Rule 10b5-1 trading plan	November 10, 2025	January 29, 2027	5,791[2]	Exercise of Stock Appreciation Rights and Sale of Resulting Shares

[1] *Represents the number of shares of common stock specified in the plan.*

[2] *Represents the number of shares of common stock underlying the stock appreciation rights awards specified in the plan. The actual number of shares of common stock to be received and sold following the exercise of the awards will depend upon the appreciation in the value of the awards and the number of shares withheld for any taxes.*

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Form 10-K

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding Section 16(a) compliance, the Audit Committee and the Audit Committee financial expert, the Company's code of ethics and background of the directors appearing under the captions "Stock Ownership Information," "Governance of the Company," "Executive Compensation" and "Item 1: Election of Directors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

Information regarding executive officers of the Company is included in Part I.

Item 11. Executive Compensation.

Information regarding executive and director compensation and the Management Planning and Development Committee appearing under the captions "Governance of the Company" and "Executive Compensation" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG, LLP, Louisville, Kentucky, Auditor Firm ID: 185.

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Item 2: Ratification of Independent Auditors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   (1)   Financial Statements: Consolidated Financial Statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.

        (2)   Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements thereto filed as a part of this Form 10-K.

        (3)   Exhibits: The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2026

YUM! BRANDS, INC.

By: /s/ Chris Turner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed on February 20, 2026, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Chris Turner Chris Turner	Chief Executive Officer (principal executive officer)
/s/ Ranjith Roy Ranjith Roy	Chief Financial Officer (principal financial officer)
/s/ David Russell David Russell	Senior Vice President, Finance and Corporate Controller (principal accounting officer)
/s/ Paget Alves Paget Alves	Director
/s/ Brett Biggs Brett Biggs	Director
/s/ Christopher Connor Christopher Connor	Director
/s/ Brian Cornell Brian Cornell	Director
/s/ Tanya Domier Tanya Domier	Director
/s/ Susan Doniz Susan Doniz	Director
/s/ Mirian Graddick-Weir Mirian Graddick-Weir	Director
/s/ Thomas Nelson Thomas Nelson	Director
/s/ Justin Skala Justin Skala	Director
/s/ Annie Young-Scrivner Annie Young-Scrivner	Director

Yum! Brands, Inc.
Exhibit Index
(Item 15)

Exhibit Number	Description of Exhibits
2.1	Separation and Distribution Agreement, dated as of October 31, 2016, by and among YUM, Yum Restaurants Consulting (Shanghai) Company Limited and Yum China Holdings, Inc., which is incorporated by reference from Exhibit 2.1 to YUM's Report on Form 8-K filed on November 3, 2016.
3.1	Restated Articles of Incorporation of YUM, effective May 26, 2011, which is incorporated by reference from Exhibit 3.1 to YUM's Report on Form 8-K filed on May 31, 2011.
3.2	Amended and restated Bylaws of YUM, effective November 21, 2025, which are incorporated by reference from Exhibit 3.1 to YUM's Report on Form 8-K filed on November 26, 2025.
4.1	Indenture, dated as of May 1, 1998, between YUM and The Bank of New York Mellon Trust Company, N.A., successor in interest to The First National Bank of Chicago, which is incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 13, 1998.
(i)	6.875% Senior Notes due November 15, 2037, issued under the forgoing May 1, 1998, indenture, which notes are incorporated by reference from Exhibit 4.3 (included in Exhibit 4.1) to YUM's Report on Form 8-K filed on October 22, 2007.
(ii)	5.350% Senior Notes due November 1, 2043, issued under the forgoing May 1, 1998, indenture, which notes are incorporated by reference from Exhibit 4.3 (included in Exhibit 4.1) to YUM's Report on Form 8-K filed October 31, 2013.
4.2	Indenture, dated as of September 25, 2020 by and between YUM and U.S. Bank National Association, as Trustee, which is incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on September 25, 2020.
4.2.1	First Supplemental Indenture, dated as of September 25, 2020 by and between YUM and U.S. Bank National Association, as Trustee, relating to the 3.625% Notes due 2031, which is incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on September 25, 2020.
4.2.2	Second Supplemental Indenture, dated as of April 1, 2021, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4.625% Notes due 2032, which is incorporated by reference from Exhibit 4.1. to YUM's Report on Form 8-K filed April 1, 2021.
4.2.3	Third Supplemental Indenture, dated as of April 1, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee, relating to the 5.375% Notes due 2032, which is incorporated by reference from Exhibit 4.1. to YUM's Report on Form 8-K filed April 1, 2022.
4.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (Common Stock), as attached herein.
10.1	Credit Agreement, dated as of June 16, 2016, by and among Pizza Hut Holdings, LLC, KFC Holding Co., and Taco Bell of America, LLC, as the borrowers, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., Fifth Third Bank and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Joint Lead Arrangers and Joint Bookrunners, Barclays Bank PLC, The Bank of Nova Scotia, Cooperatieve Rabobank U.A., New York Branch, and Industrial and Commercial Bank of China Limited, New York Branch, as Co-Documentation Agents and Co-Managers, which is incorporated by reference from Exhibit 4.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 11, 2016.
10.1.1	Refinancing Amendment No. 7, dated as of April 26, 2024, to Credit Agreement dated as of June 16, 2016, among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as borrowers, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent, Swing Line Lender, an L/C Issuer and Administrative Agent for the Lenders, which is incorporated by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on April 26, 2024 (including as Annex I thereto a conformed copy of the Credit Agreement reflecting all Amendments through Amendment No. 7).

Exhibit Number	Description of Exhibits
10.2†	YUM Director Deferred Compensation Plan, as effective October 7, 1997, which is incorporated by reference from Exhibit 10.7 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.2.1†	YUM Director Deferred Compensation Plan, Plan Document for the 409A Program, as effective January 1, 2023, which is incorporated by reference from Exhibit 10.2.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
10.3†	YUM Executive Incentive Compensation Plan, as effective May 20, 2004, and as Amended through the Second Amendment, as effective May 21, 2009, which is incorporated by reference from Exhibit A of YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 21, 2009.
10.4†	YUM Executive Income Deferral Program, as effective October 7, 1997, and as amended through May 16, 2002, which is incorporated by reference from Exhibit 10.10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.4.1†	YUM! Brands Executive Income Deferral Program, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended and Restated as of January 1, 2024, which is incorporated by reference from Exhibit 10.4.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
10.5†	YUM! Brands Pension Equalization Plan, Plan Document for the Pre-409A Program, as effective January 1, 2005, and as Amended through December 31, 2010, which is incorporated by reference from Exhibit 10.7 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 19, 2011.
10.5.1†	The Yum! Brands, Inc. Pension Equalization Plan, Restated Plan Document for the 409A Program effective January 1, 2005, and as Amended and Restated as of January 1, 2023, which is incorporated by reference from Exhibit 10.5.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
10.6†	Form of Directors' Indemnification Agreement, which is incorporated by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.7†	Form of Yum! Brands, Inc. Change in Control Severance Agreement, which is incorporated by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on March 21, 2013.
10.8†	YUM! Long Term Incentive Plan, as Amended and Restated effective as of May 20, 2016, as incorporated by reference from Appendix A to YUM's Definitive Proxy Statement on Form DEF 14A filed on April 8, 2016.
10.9†	YUM! Brands, Inc. 2025 Long Term Incentive Plan, effective as of May 15, 2025, which is incorporated by reference from Appendix A to YUM's Definitive Proxy Statement on Form DEF 14A filed on April 4, 2025.
10.10†	YUM SharePower Plan, as effective October 7, 1997, and as amended through June 23, 2003, which is incorporated by reference from Exhibit 10.23 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.11†	Form of YUM Director Stock Option Award Agreement, which is incorporated by reference from Exhibit 10.25 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.12.1†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2015) (Stock Options), which is incorporated by reference from Exhibit 10.15.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.
10.12.2†	Form of YUM Long Term Incentive Plan Global YUM! Non-Qualified Stock Option Agreement (2019), which is incorporated by reference from Exhibit 10.11.3 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.
10.13†	Yum! Brands, Inc. International Retirement Plan, as in effect January 1, 2005, which is incorporated by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.14.1†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2015) (Stock Appreciation Rights), which is incorporated by reference from Exhibit 10.18.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.
10.14.2†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global YUM! Stock Appreciation Rights Agreement (2019), which is incorporated by reference from Exhibit 10.13.3 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.
10.14.3†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global YUM! Stock Appreciation Rights Agreement (2024), which is incorporated by reference from Exhibit 10.3 to YUM's Quarterly Report on Form 10-Q filed on May 7, 2024.

Form 10-K

Exhibit Number	Description of Exhibits
10.14.4†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2019), which is incorporated by reference from Exhibit 10.20 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.
10.14.5†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2022), as effective February 11, 2022, which is incorporated by reference from Exhibit 10.13.5 to YUM's Quarterly Report on Form 10-Q filed on May 10, 2022.
10.14.6†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2023), as effective February 10, 2023, which is incorporated by reference from Exhibit 10.13.5 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
10.14.7†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2024), as effective February 9, 2024, which is incorporated by reference from Exhibit 10.2 to YUM's Quarterly Report on Form 10-Q filed on May 7, 2024.
10.14.8†	Yum! Brands Inc. Long Term Incentive Plan Form of Global Performance Share Unit Agreement (2023), which is incorporated by reference from Exhibit 10.26 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
10.14.9†	Yum! Brands Inc. Long Term Incentive Plan Form of Global Performance Share Unit Agreement (2024), which is incorporated by reference from Exhibit 10.4 to YUM's Quarterly Report on Form 10-Q filed on May 7, 2024.
10.14.10†	Yum! Brands, Inc. 2025 Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement – Three Year Cliff Vesting (2025), as effective May 20, 2025, which is incorporated by reference from Exhibit 10.2 to YUM's Quarterly Report on Form 10-Q filed on August 7, 2025.
10.14.11†	Yum! Brands, Inc. 2025 Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement – Sign on (2025), as effective May 20, 2025, which is incorporated by reference from Exhibit 10.3 to YUM's Quarterly Report on Form 10-Q filed on August 7, 2025.
10.14.12†	Yum! Brands, Inc. 2025 Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement – CEO Award (2025), as effective May 20, 2025, which is incorporated by reference from Exhibit 10.4 to YUM's Quarterly Report on Form 10-Q filed on August 7, 2025.
10.15†	YUM! Brands Leadership Retirement Plan, as in effect January 1, 2005, which is incorporated by reference from Exhibit 10.32 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 24, 2007.
10.15.1†	YUM! Brands Leadership Retirement Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended and Restated as of January 1, 2021, which is incorporated by reference from Exhibit 10.14.1 to YUM's Annual Report on Form 10-K filed on February 23, 2022.
10.16	YUM! Performance Share Plan, as amended and restated January 1, 2013, which is incorporated by reference from Exhibit 10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2015.
10.17†	YUM! Brands Third Country National Retirement Plan, as effective January 1, 2009, which is incorporated by reference from Exhibit 10.25 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.17.1†	YUM! Brands Third Country National Retirement Plan Amendment, as effective January 1, 2021, which is incorporated by reference from Exhibit 10.16.1 to YUM's Annual Report on Form 10-K filed on February 23, 2022.
10.18†	2010 YUM! Brands Supplemental Long Term Disability Coverage Summary, as effective January 1, 2010, which is incorporated by reference from Exhibit 10.26 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.19	Indenture, dated as of June 15, 2017, by and among KFC Holding Co., Pizza Hut Holdings, LLC and Taco Bell of America, LLC, as issuers, the Guarantors named therein and The Bank of New York Mellon Trust Company , N.A., as trustee, which is incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on June 16, 2017.
10.20	Second Amended and Restated Base Indenture, dated as of September 24, 2025, by and between Taco Bell Funding, LLC, as issuer, and Citibank, N.A., as trustee and the Series 2025-1 securities intermediary, which is incorporated by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on September 30, 2025.
10.20.1	Series 2018-1 Supplement to Base Indenture, dated as of November 28, 2018, by and between the Issuer and Citibank, N.A. as Trustee and Series 2018-1 securities intermediary, which is incorporated by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on December 3, 2018.

Exhibit Number	Description of Exhibits
10.20.2	Series 2021-1 Supplement to Amended and Restated Base Indenture, dated as of August 19, 2021, by and between Taco Bell Funding, LLC, as issuer, and Citibank, N.A. as trustee and Series 2021-1 securities intermediary, which is incorporated by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on August 25, 2021.
10.20.3	Series 2025-1 Supplement to Second Amended and Restated Base Indenture, dated as of September 24, 2025, by and between Taco Bell Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2025-1 securities intermediary, which is incorporated by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on September 30, 2025.
10.21	Guarantee and Collateral Agreement, dated as of May 11, 2016, by Taco Bell Franchise Holder 1, LLC, Taco Bell Franchisor, LLC, Taco Bell IP Holder, LLC and Taco Bell Franchisor Holdings, LLC in favor of Citibank, N.A., which is incorporated by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on May 16, 2016.
10.22	Second Amended and Restated Management Agreement, dated as of September 24, 2025, by and among Taco Bell Funding, LLC, as issuer, Taco Bell Franchise Holder 1, LLC, Taco Bell Franchisor, LLC, Taco Bell IP Holder, LLC, Taco Bell Franchisor Holdings, LLC, and Taco Bell Corp., as manager, and Citibank, N.A., as trustee, which is incorporated by reference from Exhibit 10.3 to YUM's Report on Form 8-K filed on September 30, 2025.
10.23	Indenture, dated as of September 11, 2019, by and between Yum and The Bank of New York Mellon Trust Company, N.A., as trustee, which is incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on September 16, 2019.
10.24	Master License Agreement, dated as of October 31, 2016, by and between Yum! Restaurants Asia Pte. Ltd. and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on November 3, 2016.
10.24.1	Confirmatory License Agreement, dated as of January 1, 2020, by and between YRI China Franchising, LLC and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated by reference from Exhibit 10.26.1 to YUM's Annual Report on Form 10-K for the fiscal y ear ended December 31, 2020.
10.24.2	Amendment No. 1 to Master License Agreement, dated as of April 15, 2022, by and between Yum! Restaurants Asia Pte. Ltd. And Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated by reference from Exhibit 10.26.1 to YUM's Quarterly Report on Form 10-Q filed on May 10, 2022.
10.25	Tax Matters Agreement, dated as of October 31, 2016, by and among YUM, Yum China Holdings, Inc. and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on November 3, 2016.
10.26†	Resignation and Transition Services Agreement, dated as of January 10, 2025, by and between Kentucky Fried Chicken Canada Company, YUM! Brands, Inc. and Sabir Sami, which is incorporated by reference from Exhibit 10.24 to YUM's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2024.
10.27†	Separation Agreement, General Release and Covenant Not to Sue, dated as of August 13, 2024, and revised as of August 16, 2024, by and between Yum Restaurant Services Group, LLC and Scott Catlett, which is incorporated by reference from Exhibit 10.1 to YUM's Quarterly Report on Form 10-Q filed on May 7, 2025.
10.27.1†	Amendment to Separation Agreement, General Release and Covenant Not to Sue, executed July 5, 2025, by and between Yum Restaurant Services Group, LLC and Scott Catlett, which is incorporated by reference from Exhibit 10.4 to YUM's Quarterly Report on Form 10-Q filed on November 7, 2025.
10.28†	CEO Offer Letter dated June 13, 2025, between the Company and Christopher Turner, which is incorporated by reference from Exhibit 10.5 to YUM's Quarterly Report on Form 10-Q filed on August 7, 2025.
10.29†	Special Advisor Offer Letter dated September 23, 2025, between the Company and David Gibbs, which is incorporated by reference from Exhibit 10.5 to YUM's Quarterly Report on Form 10-Q filed on November 7, 2025.
10.30†	Chief Consumer Officer Offer Letter dated August 28, 2025, between Yum Restaurant Services Group, LLC and Sean Tresvant, which is incorporated by reference from Exhibit 10.6 to YUM's Quarterly Report on Form 10-Q filed on November 7, 2025.
19.1	YUM! Brands, Inc. Policy Regarding Transactions in YUM! Securities By Covered Employees and Disclosure of Material Nonpublic Information, which is incorporated by reference from Exhibit 19.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Form 10-K


Exhibit Number	Description of Exhibits
19.2	YUM! Brands, Inc. Policy Regarding Transactions in YUM! Securities By Executive Officers, which is incorporated by reference from Exhibit 19.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
19.3	YUM! Brands, Inc. Policy Regarding Transactions in YUM! Securities By Directors, which is incorporated by reference from Exhibit 19.3 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
19.4	Insider Trading Provisions from YUM! Brands, Inc. Global Code of Conduct, which is incorporated by reference from Exhibit 19.4 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
21.1	Active Subsidiaries of YUM.
23.1	Consent of KPMG LLP.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1†	Yum! Brands Inc. Compensation Recovery Policy, Amended and Restated November 16, 2023, which is incorporated by reference from Exhibit 97.1 to YUM's Annual Report on Form 10-K for the fiscal year ended 31 December, 2023.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Indicates a management contract or compensatory plan.

Form 10-K

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Cautionary Language Regarding Forward-Looking Statements

Forward-Looking Statements. This report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as "expect," "expectation," "believe," "anticipate," "may," "could," "intend," "belief," "plan," "estimate," "target," "predict," "likely," "seek," "project," "model," "ongoing," "will," "should," "forecast," "outlook" or similar terminology. These statements are based on and reflect our current expectations, estimates, assumptions and/or projections, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results to differ materially from those indicated by those statements. There can be no assurance that our expectations, estimates, assumptions and/or projections, including with respect to the future earnings and performance or capital structure of Yum! Brands, will prove to be correct or that any of our expectations, estimates or projections will be achieved.

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation: food safety and food- or beverage-borne illness concerns; adverse impacts of public health conditions or other catastrophic or unforeseen events; the success and financial stability of our concepts' franchisees; the success of our development strategy; anticipated benefits from past or potential future acquisitions, investments, other strategic transactions or initiatives, or our portfolio business model; the possibility that we may not be able to realize the anticipated benefits of a strategic review of the Pizza Hut brand or any potential transaction involving Pizza Hut; our significant exposure to the Chinese market; our global operations and related exposure to geopolitical instability, including the expansion or threatened expansion of restrictive trade policies and increasing anti-American sentiment; foreign currency risks and foreign exchange controls; our ability to protect the integrity or availability of IT systems or the security of confidential information and other cybersecurity risks; compliance with data privacy, data protection and emerging technology legal requirements; our ability to successfully and securely implement technology initiatives, including utilization of artificial intelligence; our increasing dependence on digital commerce and delivery platforms; the impact of social media; our ability to protect our trademarks or other intellectual property; shortages or interruptions in the availability and the delivery of food, equipment and other supplies; the loss of key personnel or failure to successfully transition senior management, labor shortages and increased labor costs, including as a result of state and local legislation related to wages and working conditions; changes in food prices and other operating costs;

our corporate reputation, the value and perception of our brands and changes in consumer preferences such as wellness trends; evolving expectations and requirements with respect to social and environmental sustainability matters; adverse effects of severe weather and climate change; pending or future litigation and legal claims or proceedings; changes in, or non-compliance with, legal requirements; tax matters, including changes in tax rates or laws, impositions of new taxes, tax implications of our restructurings, or disagreements with taxing authorities; changes in consumer discretionary spending and macroeconomic conditions, including inflationary pressures and interest rate conditions; competition within the retail food industry; and risks relating to our level of indebtedness. In addition, other risks and uncertainties not presently known to us or that we currently believe to be immaterial could affect the accuracy of any such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The forward-looking statements included in this report are only made as of the date of this report and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. You should consult our filings with the Securities and Exchange Commission (including the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q) for additional detail about factors that could affect our financial and other results.

Trademarks and Brands. We use "Yum! Brands" and the Yum! logo as our trademarks, among others. Product names and services appearing in this report are trademarks of Yum! Brands, Inc. or its subsidiaries and are copyrighted ©Yum! Brands, Inc. All Rights Reserved. This report also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Market and Industry Data. Unless we indicate otherwise, we base the information concerning our industry and other statistical information contained in this report on third party sources and our general knowledge of and expectations concerning the industry, including independent industry publications and other published independent sources. Our market position and market share are based on our estimates using data from various industry sources and assumptions that we believe to be reasonable based on our knowledge of the industry. We have not independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness.

Non-GAAP Measures. This report includes certain non-GAAP financial measures. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures are included on our website at **http://www.investors.yum.com** Investors are urged to consider carefully the comparable GAAP measures and reconciliations.

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Shareholder Information

Inquiries Regarding Your YUM Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

Computershare, Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021
Phone: (888) 439-4986
International: 1+ (781) 575-3100
www.computershare.com

In all correspondence or phone inquiries, please provide your name and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the website of Computershare, Inc. ("Computershare"): **www.computershare.com**

- Access account balance and other general account information
- Change an account's mailing address
- View a detailed list of holdings represented by certificates and the identifying certificate numbers
- Request a certificate for shares held at Computershare
- Replace a lost or stolen certificate
- Retrieve a duplicate Form 1099-B, Form 1099-DIV
- Purchase shares of YUM through the Company's Direct Stock Purchase Plan
- Sell shares held at Computershare

Access accounts online at the following URL:
https://www-us.computershare.com/Investor/
Your account number and social security number are required. If you do not know your account number, please call Computershare at (888) 439-4986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

LONG TERM INCENTIVE PLAN (LTIP) PARTICIPANTS (employees with rights to LTIP and YUMBUCKS stock appreciation rights grants) should address all questions regarding their accounts, outstanding stock appreciation rights grants or shares received through stock appreciation right exercises to:

Merrill Lynch
Equity Award Services
1400 American Blvd.
Mail Stop # NJ2-140-03-40
Pennington, NJ 08534
Phone: (888) 986-4321 (U.S., Puerto Rico and Canada)
         (609) 818-8156 (all other locations)

In all correspondence, please provide the last 4 digits of your account number, your address, your telephone number and indicate that your inquiry relates to YUM holdings. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS
Capital Stock Purchase Program (888) 439-4986

YUM Savings Center (888) 875-4015
YUM Savings Center (904) 791-2005 (outside U.S.)
         P.O. Box 5166
         Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN

A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

Computershare, Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021
Phone: (888) 439-4986
International: 1+ (781) 575-3100

FINANCIAL AND OTHER INFORMATION

Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding YUM's performance are invited to contact:

Mr. Matt Morris
Head of Investor Relations
Yum! Brands, Inc.
1900 Colonel Sanders Lane
Louisville, KY 40213
Phone: (888) 298-6986

INDEPENDENT AUDITORS

KPMG, LLC
400 West Market Street, Suite 2600
Louisville, Kentucky 40202
Phone: (502) 587-0535

STOCK TRADING SYMBOL – YUM

The New York Stock Exchange is the principal market for YUM Common Stock, which trades under the symbol YUM.



Franchise Inquiries

ONLINE FRANCHISE INFORMATION

Information about potential franchise opportunities is available at Franchising and Real Estate (yum.com)

YUM's Annual Report contains many of the valuable trademarks owned and used by YUM and its subsidiaries and affiliates in the United States and worldwide.

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BOARD OF DIRECTORS

Paget L. Alves 71
Chairman and Chief Executive Officer,
Sorenson Communications, LLC

M. Brett Biggs 57
Former Executive Vice President and Chief Financial Officer,
Walmart Inc.

Brian C. Cornell 67
Chairman,
Target Corporation

Tanya L. Domier 60
Former Executive Chair and Chief Executive Officer,
Advantage Solutions, Inc.

Susan Doniz 56
Chief Information and Data Officer,
The Walt Disney Company

Mirian M. Graddick-Weir 71
Retired Executive Vice President Human Resources,
Merck & Co., Inc.

Thomas C. Nelson 63
Chairman, Chief Executive Officer and President,
National Gypsum Company

Kathleen K. Oberg 65
Former Chief Financial Officer and
Executive Vice President, Development,
Marriott International, Inc.

P. Justin Skala 66
Chief Executive Officer,
ZO Skin Health

Chris Turner 51
Chief Executive Officer,
Yum! Brands, Inc.

Annie Young-Scrivner 57
Co-Founder,
TwinPoint Collective

SENIOR OFFICERS

Christopher Turner 51
Chief Executive Officer,
Yum! Brands, Inc.

Erika Burkhardt 52
Chief Legal Officer and Corporate Secretary,
Yum! Brands, Inc.

Ranjith Roy 45
Chief Financial Officer,
Yum! Brands, Inc.

Tracy L. Skeans 53
Chief Operating Officer and Chief People & Culture Officer,
Yum! Brands, Inc.

Jim Dausch 50
Chief Digital and Technology Officer, and
President of Byte by Yum!,
Yum! Brands, Inc.

David E. Russell 56
Senior Vice President, Finance and Corporate Controller,
Yum! Brands, Inc.

Matt Morris 34
Senior Director, Investor Relations,
Yum! Brands, Inc.

Shannon Hennessy 47
Chief Executive Officer,
Habit Burger & Grill Division

Scott Mezvinsky 50
Chief Executive Officer,
KFC Division

Aaron Powell 54
Chief Executive Officer,
Pizza Hut Division

Sean Tresvant 56
Chief Executive Officer,
Taco Bell Division, and
Chief Consumer Officer,
Yum! Brands, Inc.



   



Yum! Brands, Inc., trades under the symbol YUM and is proud to meet the listing requirements of the NYSE, the world's leading equities market.